Form 10-K, Exhibit 13
period 1996-09-30
GENERAL DATACOMM INDUSTRIES INC
filed 1996-12-20
CIK 40518

Exhibit 13

ITEM 5.  MARKET FOR THE REGISTRANT'S COMMON EQUITY AND RELATED STOCKHOLDER
         MATTERS

Common Stock Prices

General DataComm Industries, Inc.'s common stock is listed on the New York Stock Exchange and trades under the symbol "GDC." The table below displays the high, low and end-of-quarter closing sales prices as reported during each quarter of the last two fiscal years.

                     1996                                1995
             ----------------------          --------------------------
Quarter      High    Low    Closing           High       Low    Closing
-----------------------------------------------------------------------

First      21       12-7/8   17-1/4          34-5/8    24-7/8    32-3/8
Second     16-5/8   10-1/8   10-5/8          35-7/8    13-3/4    14-3/4
Third      18       10-1/2   13-1/2          14-1/2     9-5/8    12-1/2
Fourth     13-3/4   10-1/8   11-1/4          14-3/4    11-5/8    14-3/4

No cash dividends have ever been paid on the Corporation's common stock or Class B stock. The Corporation's principal loan agreement does not allow payment of cash dividends, with the exception of dividends authorized for payment on the Corporation's preferred stock. In the event this would change, it is still management's intention to reinvest future earnings in the business to support growth plans.

The Corporation had approximately 1,888 shareholders of record at September 30, 1996.

ITEM 6. SELECTED FINANCIAL DATA

Five-Year Selected Financial Data
In thousands except per share, ratio and employee data

Years ended September 30,       1996       1995       1994      1993       1992
-------------------------------------------------------------------------------
Operations
  Revenues                  $235,129     $221,193  $210,990  $211,847  $197,858
  Inventory write-down and
   other items                  -          (7,600)     -         -         -
  Operating income (loss)    (14,726)     (24,618)      661     8,997     5,549
-------------------------------------------------------------------------------
  Net income (loss)         $(17,170)(1) $(27,630)  $(2,328)(2) $6,116   $2,643
  Earnings (loss) per share   $(0.83)(1)   $(1.40)   $(0.14)(2)  $0.36    $0.17
-------------------------------------------------------------------------------
Financial Position
  Working capital            $67,633      $63,287    $56,413   $38,245  $43,467
  Current ratio                2.2:1        2.2:1      2.2:1     1.9:1    2.1:1
  Total assets               205,054      198,388    180,264   141,676  127,654
  Long-term debt, less
   current portion            22,781      23,435      42,118    28,402   23,711
  Stockholders' equity(4)    122,186     117,085      84,487    67,028   60,290
-------------------------------------------------------------------------------
General
  Research and product
   development:
    Gross spending (before
    software capitalization) $45,707    $40,439      $33,189   $29,829  $25,184
    Net expense               34,121     28,244       20,076    19,279   15,910
   Investments in property,
    plant and equipment       14,537     16,398       11,534    22,378(3) 7,157
  Cash flows provided (used)
    by operating activities   16,780     (5,553)      (3,521)   27,406   25,738
-------------------------------------------------------------------------------
  Average number of common and
   common equivalent shares
   outstanding                20,717     19,772      16,659     16,874   15,505
  Average number of employees  1,814      1,849       1,823      1,805    1,764
-------------------------------------------------------------------------------

(1) - Fiscal 1996 net (loss) includes a $1.0 million, or $0.05 per share, gain on the sale of real estate.
(2) - Fiscal 1994 net (loss) includes: (i) after-tax charges totaling $(433), or ($0.03) per share, resulting from the adoption of Financial
      Accounting  Standards Nos. 106 and 112 effective October 1, 1993, and
      (ii) an income tax benefit of $1,700, or $0.10 per share, relating to the resolution of a foreign tax issue.
(3) - Fiscal 1993 includes the purchase of the Corporation's principal manufacturing facility and corporate headquarters for $14,473.
(4) - Cash dividends on Common Stock and Class B Stock are not permitted by the Corporation's principal loan agreement.

ITEM 7.      MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS
                             AND FINANCIAL CONDITION


General Summary Discussion

Revenues for fiscal 1996 increased 6.3%, or $13.9 million, to $235.1 million as compared to $221.2 million in fiscal 1995. The Corporation continued to invest heavily in the strategic areas of its business, resulting in a net loss of $(17.2) million, or $(0.83) per share for fiscal 1996. The current year results represent a 38% improvement as compared to a net loss of $(27.6) million, or $(1.40) per share in fiscal 1995.

Product evolution continued to affect financial results in fiscal 1996. Product sales in the ATM (Asynchronous Transfer Mode) and UAS (Universal Access Systems) areas showed growth, but large investments in research and development were required to bring new products and features to market and to work on next generation products. ATM product revenues grew 53% to $42.5 million. In fiscal 1995 ATM product revenues had more than doubled to almost $28 million. UAS revenues increased almost three-fold to $9.5 million in fiscal 1996. Another very positive development in fiscal 1996 was the Corporation's ability to license its V.34 technology (for 33.6 Kbps speed modems) to manufacturers. This licensing activity contributed $6.1 million of revenue in fiscal 1996.

The Corporation's private line analog product family, which provided $13.2 million of revenue in fiscal 1996, continued to decline, down more than 30% in both fiscal 1996 and 1995 (or $6.2 million and $10.5 million in 1996 and 1995, respectively). In addition, the domestic market for the Company's internetworking products has matured and contributed to a revenue decline of 13%, or $8.2 million in fiscal 1996. Investments in these areas have been and will continue to be scrutinized to assure maximum financial returns.

The Company's cash position was $26.3 million as of September 30, 1996 ($18.4 million at September 30, 1995). Contributing to this balance was the sale of 800,000 shares of 9% Convertible Preferred Stock pursuant to a private placement offering in September 1996 for net proceeds of approximately $19.2 million. These funds are targeted for use in the development and expansion of the Corporation's ATM business and for working capital purposes. In the first quarter of fiscal 1995, the Corporation had sold, through a public offering, 2,070,000 shares of its common stock and received net proceeds of $58.1 million.

Results of Operations

The following table sets forth selected consolidated financial data stated as a percentage of total revenues:

Years Ended September 30,                      1996          1995        1994
-------------------------------------------------------------------------------
Revenues:
   Net product sales                           80.4%        80.5%        80.6%
   Service revenue                             16.6         16.8         16.2
   Lease revenue                                3.0          2.7          3.2
-------------------------------------------------------------------------------
                                              100.0        100.0        100.0
-------------------------------------------------------------------------------
Costs and expenses:
   Cost of revenues                            49.9         49.8          47.7
   Inventory write-down and other items         --           3.4           --
   Amortization of capitalized software
      development costs                         4.9          5.2           4.6
   Selling, general and administrative         36.9         39.9          37.9
   Research and product development            14.5         12.8           9.5
-------------------------------------------------------------------------------
Operating income (loss)                        (6.2)       (11.1)          0.3
-------------------------------------------------------------------------------
Net (loss)                                     (7.3)%      (12.5)%        (1.1)%
-------------------------------------------------------------------------------

Noteworthy observations from the above summary include: revenue mix, among product, service and leasing types, has remained consistent over the three-year period presented; fiscal 1996 selling, general and administrative expense declined as a percent of revenue, reflecting the combined impact of revenue growth and general and administrative expense cost reduction efforts; research and product development costs (as a percent of revenue) increased by 5.0 percentage points over the three-year period, reflecting aggressive product development in our ATM and Universal Access System product lines; net loss as a percent of revenue was reduced considerably (5.2 percentage points) as compared to fiscal 1995.

Revenues:                               Fiscal Year Ended September 30,
                                 ------------------------------------------
                                 1996             1995               1994

    Revenues                     $235,129        $221,193          $210,990
                                 ========        ========          ========
    Increase over prior year       6.3%            4.8%

Fiscal 1996 revenue growth was principally achieved through product sales growth and increased technology licensing fees as compared to fiscal 1995. ATM product sales increased $14.8 million, or 53.3%; license fees from our V.34 analog product line increased $5.2 million, or more than five-fold; and Universal Access System product revenues increased $6.3 million, or 189%. These revenue gains amounted to $26.3 million, and were partially offset with $15.4 million of reduced revenues in our internetworking, private line analog and other product lines. Service and lease revenues increased $3.0 million, or 7.0% as compared to fiscal 1995. Geographically, the Corporation made considerable progress in expanding its base of international revenue, achieving growth of $20.1 million, or 22.5%. This international growth, which more than offset a $6.2 million, or 4.7%, reduction in domestic business, was achieved through our international distributor network (up $10.2 million), subsidiaries (up $8.9 million) and technology license fees from foreign customers (up $1.0 million). Company efforts to shift its approach to domestic selling of specific products from direct sell activity to channels of distributors and value-added resellers have not yet resulted in the revenue growth which had been anticipated.

For the 1995 fiscal year, net product sales increased $8.1 million, or 4.8%, service revenue was up $2.9 million, or 8.3%, and leasing revenue was down $796,000, or 11.7%. International product revenues grew $8.6 million and service revenues grew $1.5 million, with increased business in Europe, as well as in emerging Asian markets. Domestic product revenues were maintained at about the same level as in fiscal 1994 and were impacted by the decline in private line analog business which offset growth in the ATM business. Also, domestic product revenues from telephone companies grew while direct end-user sales declined. Domestic service revenues increased $1.4 million, due to new types of service offerings.

Cost of Revenues and Gross Margin:            Fiscal Year Ended September 30,
---------------------------------       ---------------------------------------
                                           1996           1995         1994

  Gross margin(before adjustments)      $117,729        $110,958     $110,393
  As a percent of revenue                  50.0%           50.1%        52.3%

  Less adjustments:
    Amortization of capitalized
      software costs                      11,600          11,500         9,735
    As a percent of revenue                 4.9%            5.2%          4.6%

    Inventory write-down and other items     -             7,600           -
    As a percent of revenue                  -              3.4%           -

    Net gross margin                    $106,129        $91,858       $100,658
                                        ========        =======       ========
    As a percent of revenue                45.1%          41.5%          47.7%

Fiscal 1996 gross margin (before adjustments) as a percent of revenue remained consistent with fiscal 1995 margins. Margin gains achieved in our ATM and UAS product lines and via technology licensing revenues were offset with reduced private line analog product margins and a decline in domestic service margins. A larger fiscal 1996 revenue base caused amortization of capitalized software to decline modestly as a percent of revenue as compared to fiscal 1995. Fiscal 1995 results included a $7.6 million charge which reduced margins for that year, primarily attributable to rapid technological improvements which served to devalue earlier generations of the APEX ATM product line and performance issues in vendor-supplied component parts.

High technology products, in particular, are subject to sales price pressures as competition grows and sales cycles reach maturity. The Corporation continues to partially offset the effect of price pressures by negotiating lower material component prices, improving manufacturing costs and efficiencies and introducing new generation products.

Fiscal 1995 gross margin (excluding inventory write-down and other items and amortization of capitalized software development costs) as a percent of revenues declined 2.2 percentage points as compared to fiscal 1994. The reduction was attributable to high startup costs associated with the APEX ATM product family and reduced sales prices, particularly on certain analog products. Inventory write-down and other items totaled $7.6 million in fiscal 1995 (discussed above) and alone had the effect of further reducing gross margin by 3.4%. Amortization of capitalized software development costs increased to $11.5 million in fiscal 1995 from $9.7 million in fiscal 1994.


Selling, General and Administrative Expenses:
--------------------------------------------
                                             Fiscal Year Ended September 30,
                                            ---------------------------------
                                            1996           1995          1994

 Selling, general and
   administrative expense                  $86,734        $88,232       $79,921
                                           =======        =======       =======
As a percent of revenue                     36.9%          39.9%         37.9%
 Increase (decrease) over prior year        (1.7)%         10.4%

Productivity gains were achieved in this area, with costs as a percent of revenue declining by 3.0 percentage points as compared to fiscal 1995. Costs were reduced $1.5 million, or 1.7%, while at the same time revenue growth was achieved. The cost reduction represents the net effect of a $2.5 million, or 14.3%, reduction in general and administrative costs and a $1.0 million, or 1.3%, increase in selling and marketing costs. General and administrative costs for fiscal 1995 included a $650,000 gain resulting from the early termination of a lease obligation. Excluding the prior year $650,000 gain, current year general and administrative expenses were reduced $3.1 million, or 17.4%. Both domestic and foreign operations contributed to the general and administrative expense cost reductions, with downsizing resulting in lower salary and related costs. The increased selling and marketing costs were incurred to support ATM and UAS product sales efforts and expand our international business. As noted earlier, fiscal 1996 revenue growth was achieved in each of these markets, reflecting the positive impact of investments made in these areas.

Selling, general and administrative expenses increased $8.3 million, or 10.4%, in fiscal 1995, principally due to a growing APEX ATM marketing organization and related product launch expenses (an increase of $1.8 million), expansion of international selling organizations (an increase of $4.0 million) and the remainder (an increase of $2.5 million) due to higher costs of medical insurance, salary increases and employee hiring and relocation costs, among others. As a percent of revenue, selling, general and administrative expenses rose to 39.9% of revenues in fiscal 1995 from 37.9% in fiscal 1994.

Research and Development Costs:
------------------------------
                                           Fiscal Year Ended September 30,
                                       ---------------------------------------
                                        1996            1995            1994

  Gross expenditures                  $45,707         $40,439           $33,189
                                      =======         =======           =======
  As a percent of revenue               19.4%            18.3%            15.7%
  Increase over prior year              13.0%            21.8%

  Capitalized software costs          $11,586         $12,195           $13,113
                                      =======         =======           =======
  As a percent of gross expenditures    25.3%           30.2%             39.5%

  Net R&D expense                     $34,121         $28,244           $20,076
                                      =======         =======           =======
  As a percent of revenue               14.5%            12.8%             9.5%
  Increase over prior year              20.8%            40.7%

The Corporation continued to invest heavily in ATM product development during fiscal 1996. Gross research and development spending increased by $5.3 million, or 13.0%, as compared to fiscal 1995, and has risen to 19.4% of revenue despite an increased revenue base. Research and development headcount as of September 30, 1996 increased 12% as compared to September 30, 1995. Increased salaries and facility costs, along with outsourced development costs, comprise most of the $5.3 million spending increase. The complexity of the ATM technology has and will continue to demand significant research and development investment. As a result, investments have been reduced in other product lines. ATM product development costs comprised 47% of fiscal 1996 gross research and development spending and 50% of gross spending in the final quarter of fiscal 1996. To expand its pool of available talent, the Corporation now operates research and development facilities in four locations including the United States
(Middlebury, Connecticut and Boston, Massachusetts), Canada and the U.K. Capitalized software development costs in the amount of $11.6 million were slightly lower in fiscal 1996. Such costs are affected by the timing, technical complexity and nature of software development projects.

In fiscal 1995, gross research and product development spending increased $7.3 million over fiscal 1994 spending. This increase, 21.8% year-over-year, reflects continued investment in ATM development (an increase of $12.7 million), which was offset by reduced investments in other product lines. The amount of capitalized software development costs was $12.2 million in fiscal 1995, down from $13.1 million in fiscal 1994.

Interest and Other Income and Expenses: Net interest expense for fiscal 1996 reflects a reduction of $304,000, or 12.9% from the prior year, principally due to lower levels of outstanding debt and higher cash investments. Fiscal 1996 other income includes a $1.0 million gain on the sale of real estate.

Net interest expense in fiscal 1995 decreased $1.4 million, or 37.7%, as compared to fiscal 1994. This reduction reflected the impact of cash proceeds received from an equity offering, resulting in increased interest income earned on short-term investments and reduced borrowing levels.

Income Taxes: The fiscal 1996 and 1995 tax provisions approximate $1.2 million and principally represent provisions for foreign income taxes and domestic state taxes. The Corporation has significant net operating loss carryforwards (approximately $61 million at September 30, 1996) available to offset future income subject to federal income taxes. These net operating losses begin to expire in the year 2003.

The fiscal 1995 income tax provision of $1,150,000 compares to an income tax benefit of $975,000 in fiscal 1994, which resulted from the resolution of a foreign tax issue in the amount of $1,700,000 offset by provisions for foreign income and domestic state taxes.

Financial Condition and Liquidity

The Corporation's cash and cash equivalents improved to $26.3 million at September 30, 1996, as compared to $18.4 million at September 30, 1995. This improvement reflects the net effect of $19.2 million of proceeds received from the issuance of preferred stock in September 1996 (discussed in detail below), cash used to reduce bank debt by $6.6 million and $4.7 million of additional cash consumption for all other fiscal 1996 corporate activities. Bank debt was $29.3 million at September 30, 1996, as compared to $36.0 million at September 30, 1995.

Operating

Net cash provided by operating activities amounted to $16.8 million in fiscal 1996, a $22.3 million improvement as compared to cash usage of $(5.5) million in the prior fiscal year. A $9.5 million reduction in non-debt working capital, discussed below, and a $10.5 million reduction in the Company's reported net loss accounted for most of the improvement in operating cash flows.

Non-debt working capital, excluding cash and cash equivalents, decreased from $57.4 million at September 30, 1995 to $47.9 million at September 30, 1996. The decrease resulted primarily from a decrease in accounts receivable and increases in trade accounts payable and other accrued expenses. Accounts receivable decreased $3.2 million in fiscal 1996 to $39.8 million at September 30, 1996, principally due to the level and timing of revenues in the fourth quarter of fiscal 1996 and continued improvement with our collection efforts. Trade accounts payable grew $3.9 million as compared to September 30, 1995, reflecting more normal levels. The September 30, 1995 accounts payable balance was unusually low due to efforts to curtail inventory growth.

Investing

Fiscal 1996 net investments in property, plant and equipment amounted to $14.4 million as compared to $16.3 million in fiscal 1995, with the reduction reflecting the completion of our new surface mount technology production line and other items in fiscal 1995. The high rates of capital spending in fiscal 1996 and 1995 continued to be driven by the introduction of new technology (ATM) into the Company. The Corporation believes that new products will continue to require additional investments in manufacturing and development equipment. Separately, the Corporation recognized a $1.0 million gain on the sale of real estate in fiscal 1996. Investments in capitalized software amounted to $11.6 million and $12.2 million for fiscal 1996 and 1995, respectively.

Financing

Net cash provided by financing activities amounted to $16.2 million in fiscal 1996, representing $19.2 million from the issuance of 9% Cumulative Convertible Exchangeable Preferred Stock (described below) and $3.6 million from the issuance of common stock pursuant to employee stock programs, offset by $6.6 million used to reduce long-term debt. This compares to cash provided by financing activities of $49.9 million in fiscal 1995, which included net proceeds of $58.1 million from the sale of 2,070,000 shares of common stock pursuant to an underwritten public offering.

In September 1996, the Corporation completed the sale of 800,000 shares of 9% Cumulative Convertible Exchangeable Preferred Stock ("Preferred Stock") pursuant to a private placement offering. The net proceeds of $19.2 million are targeted to be used to fund the development and expansion of the Corporation's ATM business and for working capital purposes. The Preferred Stock, sold for $25.00 per share, earns dividends at a rate of 9% per annum, which are cumulative from the date of issuance and payable quarterly in arrears commencing December 31, 1996. The Preferred Stock can be converted on and after November 30, 1996 into common stock at $13.65 a share, or the equivalent of 1.8315 shares of common stock for each share of Preferred Stock. After two years the Corporation has the option to exchange the Preferred Stock for 9% Convertible Subordinated Debentures due 2006 at the rate of $25.00 principal amount of Debentures for each share of Preferred Stock outstanding at the time of exchange. The Preferred Stock cannot be redeemed by the Corporation prior to September 30, 1999.

The Corporation has a revolving credit facility which matures in November 1998 and provides for borrowings of up to $25.0 million, reduced by the value of outstanding letters of credit issued by the lenders on behalf of the Corporation of up to $5.0 million. Interest is charged at the higher of either (1) the prime rate plus 3/4 of 1% or (2) the federal funds rate plus 1.25%. Alternatively, the Corporation may elect to borrow at 2.75% over LIBOR for terms of 1, 2, 3 or 6 months. The agreement imposes various financial covenants, requires that most accounts receivable and inventories be pledged as collateral and limits the permitted amount of borrowing through an asset-based formula. There were no borrowings outstanding as of September 30, 1996. There were, however, $750,000 of letters of credit outstanding at September 30, 1996.

The Corporation believes its existing cash balances, future cash flow from operations, and funds available under its revolving credit facility will be adequate to support the Corporation's cash requirements and growth objectives for the foreseeable future. The Corporation also considers its ability to offer for sale its common stock, preferred stock, and/or warrants as a viable alternative source of financing.

Lease Financing Agreements

The Corporation's principal leasing subsidiary has agreements in place with financial institutions whereby lease receivables can be transferred with full recourse. Each request for financing is subject to the approval of the financing institution.

Operating Lease Obligations

See Note 8 of the "Notes to Consolidated Financial Statements" for discussion of the Corporation's operating lease obligations.

Concentrations of Credit

Financial instruments which potentially subject the Corporation to concentrations of credit risk consist principally of cash instruments and accounts receivable. The Corporation places its cash investments with high-quality financial institutions and, as of September 30, 1996, maintained balances of approximately $24.6 million with one such institution.

Approximately $18.2 million, or 40.5%, of consolidated accounts receivable at September 30, 1996 ($18.6 million, or 38.7%, at September 30, 1995) were concentrated in telephone companies in North America and Europe. These receivables are not collateralized due to the high credit ratings and the extensive financial resources available to such telephone companies.

Impact of Inflation and Changing Prices

In management's opinion, the impact of inflation and changing prices for the three most recent fiscal years is not significant to the financial statements as reported.

Adoption of Statements of Financial Accounting Standards Nos. 121, 123 and 125

In  October  1995,   Statement  of  Financial   Accounting  Standards  No.  123,
"Accounting for Stock-Based Compensation," was issued, which establishes financial accounting and reporting standards for stock-based employee compensation plans and for certain other issues of equity instruments. As permitted by this standard, the Corporation expects to continue to measure costs for its employee stock compensation plans by using the accounting prescribed by Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees." Accordingly, the issuance of this standard will have no impact on the Corporation's financial position or results of operations when the disclosure provisions are adopted, as required, in fiscal 1997.

The Corporation will adopt, as required, Statements of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of," and No. 125, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities," in fiscal
1997. Neither pronouncement is expected to have a material impact on the Corporations's financial position or results of operations.

Safe Harbor Statement Under The Private Securities Litigation Reform Act of 1995

Portions of the foregoing discussion include descriptions of the Company's expectations regarding future trends affecting its business. The forward-looking statements made in this annual report, as well as all other forward-looking statements or information provided by the Company or its employees, whether written or oral, are made in reliance upon the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements and future results are subject to, and should be considered in light of risks, uncertainties and other factors which may affect future results including, but not limited to: competition, rapid changing technology, regulatory requirements and uncertainties of international trade.

ITEM 8.  FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

                General DataComm Industries, Inc. and Subsidiaries
                              Consolidated Balance Sheets

In thousands except shares
September 30,                                            1996           1995
-------------------------------------------------------------------------------
Assets:
Current assets:
  Cash and cash equivalents                           $26,264          $18,443
  Accounts receivable, less allowance for doubtful
   receivables of $1,768 in 1996 and $1,704 in 1995    39,828           43,033
  Inventories                                          44,588           44,958
  Deferred income taxes                                 4,457            3,612
  Other current assets                                  7,054            6,054
-------------------------------------------------------------------------------
Total current assets                                  122,191          116,100
-------------------------------------------------------------------------------
Property, plant and equipment, net                     48,838           46,722
Capitalized software development costs, net            23,393           23,407
Other assets                                           10,632           12,159
-------------------------------------------------------------------------------
                                                     $205,054         $198,388
-------------------------------------------------------------------------------
Liabilities and Stockholders' Equity:
Current liabilities:
 Current portion of long-term debt                     $6,533          $12,598
 Accounts payable, trade                               14,917           11,023
 Accrued payroll and payroll-related costs              6,592            6,173
 Deferred income                                        7,305            6,495
 Other current liabilities                             19,211           16,524
-------------------------------------------------------------------------------
Total current liabilities                              54,558           52,813
-------------------------------------------------------------------------------
Long-term debt, less current portion                   22,781           23,435
Deferred income taxes                                   4,962            4,469
Other liabilities                                         567              586
-------------------------------------------------------------------------------
Total liabilities                                      82,868           81,303
-------------------------------------------------------------------------------
Commitments and contingent liabilities                   -                -
Stockholders' equity:
 Preferred stock, 9% Cumulative Convertible
 Exchangeable, par value $1.00 per share, 3,000,000
 shares authorized; 800,000 shares issued and
  outstanding in 1996;  $20 million liquidation
  preference                                             800               -
Class B stock, par value $.10 per share, 35,000,000
 shares authorized; issued and outstanding:
 2,137,443 in 1996 and 2,217,836 in 1995                 214              222
Common stock, par value $.10 per share,
 35,000,000 shares authorized; issued and
 outstanding: 19,249,987 in 1996 and 18,904,373
 in 1995                                               1,925             1,890
Capital in excess of par value                       148,208           128,076
Deficit                                              (23,323)           (6,153)
Cumulative foreign currency
 translation adjustment                               (2,510)           (2,026)
Common stock held in treasury, at cost:
 422,429 shares in 1996 and 673,674 shares in 1995    (3,128)           (4,924)
-------------------------------------------------------------------------------
Total stockholders' equity                           122,186           117,085
-------------------------------------------------------------------------------
                                                    $205,054          $198,388
-------------------------------------------------------------------------------
The accompanying notes are an integral part of these consolidated financial statements.

                 General DataComm Industries, Inc. and Subsidiaries Consolidated Statements of Operations and Earnings Reinvested (Deficit)

In thousands except per share data
Years ended September 30,                         1996        1995      1994
-------------------------------------------------------------------------------
Revenues:
    Net product sales                           $189,019    $178,092  $169,958
    Service revenue                               39,022      37,110    34,245
    Lease revenue                                  7,088       5,991     6,787

-------------------------------------------------------------------------------
                                                 235,129     221,193   210,990
-------------------------------------------------------------------------------
Costs and expenses:
    Cost of product sales                         90,194      85,406    76,854
    Inventory write-down and
     other items                                      -        7,600      -
    Amortization of
     capitalized software development costs       11,600      11,500     9,735
    Cost of services                              26,350      23,993    22,861
    Cost of lease revenue                            856         836       882
    Selling, general and administrative           86,734      88,232    79,921
    Research and product development              34,121      28,244    20,076
-------------------------------------------------------------------------------
                                                 249,855     245,811   210,329
-------------------------------------------------------------------------------
Operating income (loss)                          (14,726)    (24,618)      661
-------------------------------------------------------------------------------
Other income (expense):
    Interest, net                                 (2,051)     (2,355)   (3,780)
    Other, net                                       807         493       249
-------------------------------------------------------------------------------
                                                  (1,244)     (1,862)   (3,531)
-------------------------------------------------------------------------------
(Loss) before income taxes
   and cumulative effect of accounting changes   (15,970)    (26,480)   (2,870)

Income tax provision (benefit)                     1,200       1,150      (975)
-------------------------------------------------------------------------------
(Loss) before cumulative effect of
   accounting changes                            (17,170)    (27,630)   (1,895)
Cumulative effect of changes in accounting for
   post-retirement and post-employment benefits     -           -         (433)
-------------------------------------------------------------------------------
Net (loss)                                       (17,170)    (27,630)   (2,328)
Earnings reinvested (deficit) at beginning
  of year                                         (6,153)     21,477    23,805
-------------------------------------------------------------------------------
Earnings reinvested (deficit) at end of year    $(23,323)    $(6,153)  $21,477
-------------------------------------------------------------------------------
(Loss) per share:
  (Loss) before cumulative effect of
     accounting changes                          $(0.83)      $(1.40)   $(0.11)
  Cumulative effect of changes in accounting
    for post-retirement and post-employment
    benefits                                        -           -        (0.03)
-------------------------------------------------------------------------------
  (Loss) per share                               $(0.83)      $(1.40)   $(0.14)
-------------------------------------------------------------------------------
Average number of common and common equivalent
  shares outstanding                              20,717      19,772    16,659

===============================================================================
The accompanying notes are an integral part of these consolidated financial statements.

                General DataComm Industries, Inc. and Subsidiaries
                       Consolidated Statements of Cash Flows

                               Increase (Decrease) in Cash and Cash Equivalents
                               ------------------------------------------------
In thousands
Years ended September 30,                          1996       1995      1994(1)
-------------------------------------------------------------------------------
Cash flows from operating activities:
 (Loss) before cumulative effect of
  accounting changes                             $(17,170)  $(27,630)  $(1,895)
 Adjustments to reconcile (loss) to net cash
  provided (used) by operating activities:
   Depreciation and amortization                   25,803     24,097    20,504
   Gain on sale of real estate                     (1,000)       -        -
   Inventory write-down and other items               -        7,600      -
   Deferred income taxes                               58        (21)      132
   (Increase) decrease in accounts receivable       2,721      5,750   (13,206)
   (Increase) decrease in inventories                   4     (8,659)   (6,594)
   Increase (decrease) in accounts payable and
    accrued expenses                                5,670     (2,062)    2,268
   (Increase) decrease in other net current assets    179     (2,685)   (1,787)
   (Increase) decrease in other net long-term assets  515     (1,943)   (2,943)
-------------------------------------------------------------------------------
Net cash provided (used) by operating activities   16,780     (5,553)   (3,521)
-------------------------------------------------------------------------------
Cash flows from investing activities:
 Acquisition of property, plant and equipment,net (14,449)   (16,283)  (11,344)
 Capitalized software development costs           (11,586)   (12,195)  (13,113)
 Proceeds from sale of real estate                  1,000        -         -
 Purchase price of companies acquired                 -          -      (5,852)
-------------------------------------------------------------------------------
Net cash (used for) investing activities          (25,035)   (28,478)  (30,309)
-------------------------------------------------------------------------------
Cash flows from financing activities:
 Revolver borrowings                                  -       21,400   135,333
 Revolver repayments                                  -      (37,600) (119,583)
 Proceeds from notes and mortgages                  6,600     11,511    13,432
 Principal payments on notes and mortgages        (13,204)    (6,649)  (12,208)
 Proceeds from issuing common stock                 3,604     61,252    17,676
 Proceeds from issuing preferred stock             19,150        -         -
 Payment of escrow deposits                           -          -        (500)
-------------------------------------------------------------------------------
Net cash provided by  financing activities         16,150     49,914    34,150
-------------------------------------------------------------------------------
Effect of exchange rates on cash                     (74)      (379)        25
-------------------------------------------------------------------------------
Net increase in cash and cash equivalents           7,821    15,504        345
Cash and cash equivalents at beginning of year-(2) 18,443     2,939      2,594
-------------------------------------------------------------------------------
Cash and cash equivalents at end of year-(2)      $26,264   $18,443     $2,939
-------------------------------------------------------------------------------
Supplemental disclosures of cash flow information:
  Cash paid (received) during the year for:
   Interest                                        $2,895    $3,158     $3,153
   Income taxes, net                                 $447      $675      $(55)
===============================================================================
(1) - Excluded from the fiscal 1994 Consolidated Statements of Cash Flows is the issuance of common stock with a fair market value of $1,846 related to the acquisition of a company.
(2) - The Corporation considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents.

The accompanying notes are an integral part of these consolidated financial statements.

                    Notes to Consolidated Financial Statements

1.  Description Of Business and Summary of Significant Accounting Policies

Description of Business

The Corporation is a worldwide provider of wide area networking and telecommunications products. The Corporation designs, assembles, markets, installs and maintains products and services that enable telecommunications common carriers, corporations and governments to build, upgrade and better manage their global telecommunications networks. Products include Asynchronous Transfer Mode (ATM) cell switches, multiplexers, network access systems and internetworking equipment, digital data sets, analog modems, network management systems and comprehensive support services.

Principles of Consolidation

The consolidated financial statements include the accounts of the Corporation and its majority-owned subsidiary companies. Intercompany accounts, transactions and profits have been appropriately eliminated in consolidation.

Inventories

Inventories are stated at the lower of cost or market using a first-in, first-out method.

Property, Plant and Equipment

Property, plant and equipment are stated at cost and depreciated or amortized using the straight-line method over their estimated useful lives. The cost of internally constructed assets includes manufacturing labor and related overhead costs.

Capitalized Software Development Costs

Software development costs are capitalized for those products that have met the requirements of technological feasibility. These costs are amortized on a product-by-product basis using a straight-line method over the estimated economic life of the product, not to exceed three years. Unamortized costs are reviewed for recoverability and, if necessary, adjusted so as to not exceed estimated net realizable value.

Revenue Recognition

Revenue from equipment sales is generally recognized at the date of shipment unless the terms and conditions of the sale dictate recognition at a later date. Technology licensing fee revenue is recognized in the period received or, alternatively, may be accrued when reliably determinable. Service revenue is recognized when the service is performed or, in the case of maintenance contracts, on a straight-line basis over the term of the contract.

Revenue from sales-type leases is recognized at the date of shipment. Revenue from operating leases is recognized ratably over the lease term, and the related equipment is depreciated using the straight-line method over its estimated useful life which approximates four years. The average length of initial lease terms in fiscal 1996 was approximately 32 months. Leasing revenue includes income from the transfer (with full recourse) of certain finance lease receivables. Such income amounted to $553,000, $518,000 and $842,000 in fiscal 1996, 1995 and 1994, respectively.

Promotion and Advertising Costs

All promotion and advertising costs are charged to results of operations during the fiscal year in which they are incurred. Promotion and advertising costs amounted to $6,528,000, $5,828,000 and $4,524,000 in fiscal 1996, 1995 and 1994.

Income Taxes

The Corporation accounts for income taxes under the provisions of Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes," which requires use of the liability method of accounting for deferred income taxes.

The provision for income taxes includes federal, foreign, state and local income taxes currently payable and deferred taxes resulting from temporary differences between the financial statement and tax basis of assets and liabilities. The Corporation intends to permanently reinvest the undistributed earnings of its foreign subsidiaries ($3,839,000). Accordingly, no taxes have been provided on such earnings. In addition, no significant taxes would be required if such earnings were remitted, due to net operating loss carryforwards available in the U.S.

Earnings Per Share

Earnings per share are computed using the weighted average number of common (including Class B stock) and common equivalent shares outstanding. Common equivalent shares consist of dilutive stock options and warrants. Preferred stock dividends will be payable for the first time beginning in fiscal 1997. The amount of such dividends will be deducted from the net income (loss) used in computing primary earnings (loss) per share.

Concentrations of Credit Risk

Financial instruments which potentially subject the Corporation to concentrations of credit risk consist principally of cash instruments and accounts receivable. The Corporation places its cash investments with high-quality financial institutions and, as of September 30, 1996, maintained balances of approximately $24,600,000 with one such institution.

Approximately $18,200,000, or 40.5%, of consolidated accounts receivable at September 30, 1996 ($18,600,000, or 38.7%, at September 30, 1995) were concentrated in telephone companies in North America and Europe. These receivables are not collateralized due to the high credit ratings and the extensive financial resources available to such telephone companies.

Foreign Currency

Assets and liabilities of the Corporation's foreign subsidiaries are translated using fiscal year-end exchange rates, and revenue and expenses are translated using average exchange rates prevailing during the year. The effects of translating foreign subsidiaries' financial statements are recorded as a separate component of stockholders' equity.

In addition, included in other income are net realized foreign currency exchange losses of $(325,000), $(323,000) and $(188,000) for fiscal 1996, 1995 and 1994, respectively.

Post-Retirement Benefits

The Corporation accounts for post-employment benefits under the provisions of Statement of Financial Accounting Standards No. 106, "Employer's Accounting for Post-Retirement Benefits Other Than Pensions," (Statement No. 106), which requires the use of an accrual method of accounting for post-retirement benefits. The annual expense for retiree health care is not material. Fiscal year 1994 includes a one-time charge of $(117,000), or $(0.01) per share, resulting from the adoption of Statement No. 106.

Post-Employment Benefits

The Corporation accounts for post-employment benefits under the provisions of Statement of Financial Accounting Standards No. 112, "Employers' Accounting for Post-Employment Benefits," (Statement No. 112), which requires the use of an accrual method of accounting for post-employment benefits. The annual expense for post-employment costs is not material. Fiscal year 1994 includes a one-time charge of $(316,000), or $(0.02) per share, resulting from the adoption of Statement No. 112.

Accounting for Stock-Based Compensation

In  October  1995,   Statement  of  Financial   Accounting  Standards  No.  123,
"Accounting for Stock-Based Compensation," was issued, which establishes financial accounting and reporting standards for stock-based employee compensation plans and for certain other issues of equity instruments. As permitted by this standard, the Corporation expects to continue to measure costs for its employee stock compensation plans by using the accounting prescribed by Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees." Accordingly, the issuance of this standard will have no impact on the Corporation's financial position or results of operations when the disclosure provisions are adopted, as required, in fiscal 1997.

Future Adoption of Statements of Financial Accounting Standards Nos. 121 and
125

The Corporation will adopt, as required, Statements of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets To Be Disposed Of," and No. 125, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities," in fiscal 1997. Neither pronouncement is expected to have a material impact on the Corporation's financial position or results of operations.

Fair Values of Financial Instruments

Cash and cash equivalents - The carrying amount reported in the consolidated balance sheet for cash and cash equivalents approximates its fair value due to their short-term nature.

Long-term debt - The carrying amounts of the Corporation's long-term borrowings, including current maturities, does not differ materially from the fair value based on current rates available to the Corporation for debt of the same remaining maturities.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods presented. Actual results could differ from those estimates. The markets for the Company's products are characterized by intense competition, rapid technological development and frequent new product introductions, all of which could impact the future value of the Corporation's inventory, capitalized software and certain other assets.

Reclassifications

Certain reclassifications were made to prior years' financial statements to conform to the current year's presentation.

2.  Business Acquisition - Fiscal 1994

Effective November 24, 1993, the Corporation acquired Netcomm Limited ("Netcomm"), a leader in Asynchronous Transfer Mode (ATM) technology, located in England. Under the terms of the acquisition, the Corporation issued 184,647 shares of common stock valued at $1.8 million and paid cash of $5.5 million in return for all the outstanding common stock of Netcomm. The acquisition was accounted for as a purchase and, accordingly, the results of operations of the acquired business have been included in the Corporation's consolidated financial statements commencing on November 24, 1993. Approximately $6.5 million of the purchase price was allocated to goodwill, which is being amortized on a straight-line basis over fifteen years and has a remaining balance of $5,709,000 at September 30, 1996 ($6,126,000 at September 30, 1995). Goodwill recoverability is assessed on a periodic basis.

3.   Technology Licensing, Purchase  and Product Development Agreements

Technology Licensing Agreements

During fiscal 1996, the Corporation entered into technology licensing agreements whereby licensees pay the Corporation license fees for the use or sale of specific V.34 patented technology. During the year ended September 30, 1996, technology licensing fee revenues from such agreements amounted to $6,131,000 as compared to $949,000 in fiscal 1995. In the fourth quarter of fiscal 1996 licensing revenue amounting to $2,459,000 was received from one customer, a significant portion of which represented a retroactive application of license fees.

Attachmate Corporation

On June 4, 1996, the Corporation entered into a Purchase Agreement (the "Agreement") with Attachmate Corporation, whereby the Corporation has agreed to acquire Attachmate hardware and software product for resale. The initial term of the Agreement approximates two years and continues through June 30, 1998, unless previously terminated by either party. The Corporation has committed to pay a minimum of $4,000,000 for software licensing fees during the initial term, in equal quarterly increments. Such fees may be offset in their entirety against the purchase of Attachmate products. The Corporation may terminate the agreement at any time after one year and be obligated for a prorated portion of the minimum fees.

Quebec R&D Project

In fiscal 1993, the Corporation's Canadian subsidiary entered into a three-year agreement with the Quebec, Canada, government to establish a research and development facility in Quebec for the development of an ATM multimedia server product. Up to 50% of the costs of this facility were or will be reimbursed through tax credits and grants from the Quebec government. The sum of such tax credits and grants, which amounted to $1,895,000, $1,201,000 and $675,000 for the years ended September 30, 1996, 1995 and 1994, respectively, were recorded as a reduction to research and product development expense. The Company anticipates entering into a new agreement in fiscal 1997.

4.  Inventories

Inventories consist of (in thousands):

    September 30,                      1996                       1995
                                       ----                       ----
    Raw materials                    $16,627                     $19,466
    Work-in-process                    6,726                       5,801
    Finished goods                    21,235                      19,691
                                     -------                     -------
                                     $44,588                     $44,958
                                     =======                     =======

Fiscal 1995 financial results include a $(7.6) million, or $(0.38) per share, charge for an inventory write-down and other items primarily related to: (1) rapid technological improvements which served to devalue earlier generations of the APEX ATM product line; and (2) performance issues in vendor-supplied component parts.

5.  Property, Plant and Equipment

Property, plant and equipment consists of (in thousands):

    September 30,                      1996                         1995
                                       ----                         ----
    Land                             $ 1,764                     $ 1,764
    Buildings and improvements        29,050                      27,894
    Test equipment, fixtures and
      field spares                    52,537                      50,632
    Machinery and equipment           50,482                      46,669
                                     -------                     -------
                                     133,833                     126,959
    Less: accumulated depreciation    84,995                      80,237
                                     -------                     -------
                                     $48,838                     $46,722
                                     =======                     =======

Depreciation expense amounted to $12,160,000, $10,530,000 and $8,776,000 in fiscal 1996, 1995 and 1994, respectively.

6.  Long-Term Debt

Long-term debt consists of the following (in thousands):

    September 30,                    1996                         1995
                                     -----                        ----
    Notes payable                  $16,421                      $22,179
    Mortgages payable               12,359                       13,018
    Capital lease obligations          534                          836
                                    ------                       ------
                                    29,314                       36,033
   Less:  current portion            6,533                       12,598
                                   -------                      -------
                                   $22,781                      $23,435
                                   =======                      =======
-------------------------------------------------------------------------------
Interest expense amounted to $2,757,000, $3,120,000 and $3,335,000 in fiscal 1996, 1995 and 1994, respectively.


The following is a schedule of the future minimum payments of long-term debt at September 30, 1996 (in thousands):

Years ended September 30,  1997    1998   1999   2000   2001  2002 & Thereafter
-------------------------------------------------------------------------------
                         $6,533  $6,428 $5,053 $1,645  $ 659           $8,996
-------------------------------------------------------------------------------
Total future minimum
payments                                                              $29,314
-------------------------------------------------------------------------------

Revolving Credit Facility

On November 30, 1995, the Corporation entered into an amended agreement with The Bank of New York Commercial Corporation to provide a revolving credit facility maturing in November 1998 in the amount of $25,000,000, with availability subject to a borrowing base formula. The facility provides for a sub-limit of $5,000,000 for letters of credit, of which $750,000 was outstanding at September 30, 1996. The amended agreement provides for interest on outstanding borrowings to be charged at the higher of either (1) the prime rate plus 3/4 of 1%, or (2) the federal funds rate plus 1.25% (on September 30, 1996, the prime rate was 8.25% and the federal funds rate was 6.09%). Alternately, the Corporation may elect to borrow at 2.75% over LIBOR for terms of 1, 2, 3 or 6 months (on September 30, 1996, these LIBOR rates ranged from 5.31% to 5.63%).

The agreement also requires conformity with various financial covenants, the most restrictive of which include minimum tangible net worth, fixed charge coverage ratio, and net income (or loss restriction) performance requirements. Certain assets of the Corporation, including most accounts receivable and inventories, are pledged as collateral. The amount of borrowing is predicated on satisfying a borrowing base formula related to levels of certain accounts receivable and inventories. This amended agreement replaced the prior revolving credit agreement which also provided for borrowings of up to $25,000,000. The Corporation had no borrowings outstanding against such revolving credit agreements as of either September 30, 1996 or 1995.

Notes Payable

The Corporation has entered into three, four and five-year note and installment purchase agreements collateralized by certain machinery, test equipment and furniture and fixtures. The outstanding balance of $16,421,000 at September 30, 1996, which approximates the net book value of the underlying equipment, bears interest depending upon the agreement, either at fixed rates ranging from 6.50% to 11.22%, at prime rate, at prime rate plus 1% or at the 30-day commercial paper rate plus 3.75%. Individual notes mature between fiscal 1997 and fiscal 2000.

On June 1, 1994, the Corporation refinanced $8,000,000 of a note payable, previously maturing January 2, 1995, with The Bank of New York as lender and agent for other institutions by incorporating term loan provisions and additional collateral into the previous revolving credit agreement. In conjunction with the amended revolving credit facility mentioned above, this note, in the amount of $6,625,000, was paid in its entirety on November 30, 1995. Therefore, such note payable was classified as a current liability at September 30, 1995.

Mortgages Payable

In September 1993, the Corporation purchased its corporate headquarters and manufacturing facilities with financing provided by the seller's banks. Interest is payable at 90-day LIBOR (5.50% at 9/30/96) plus 2%, and quarterly principal payments of $100,000 are required until these mortgages mature in the year 2003. The principal balances of such mortgages were $10,625,000 and $11,025,000 at September 30, 1996 and 1995, respectively. In addition, two mortgages with remaining principal balances of $1,734,000 and $1,993,000 at September 30, 1996 and 1995, respectively, were outstanding on the Corporation's buildings in the United Kingdom, principally at interest rates of six-month LIBOR (5.63% at 9/30/96) plus 1.3%.

Capital Lease Obligations

The Corporation has acquired the use of certain machinery and equipment by entering into capital leases. The outstanding balance of $534,000 at September 30, 1996 bears interest, depending upon the agreement, at fixed rates ranging from 6.66% to 10.75%.

7.  Income Taxes

(Loss) before income taxes and cumulative effect of accounting changes consists of both domestic and foreign income (loss) as follows (in thousands):

Years ended September 30,             1996         1995         1994
-------------------------------------------------------------------------------
United States                     $(16,421)    $(22,452)     $(1,703)
Foreign                                451       (4,028)      (1,167)
-------------------------------------------------------------------------------
                                  $(15,970)    $(26,480)     $(2,870)
-------------------------------------------------------------------------------
The provision for (benefit from) income taxes consists of the following amounts (in thousands):

Years ended September 30,             1996         1995         1994
-------------------------------------------------------------------------------
Current:
     State                         $  325        $  600      $   500
     Foreign                          817           571       (1,607)
-------------------------------------------------------------------------------
                                   $1,142        $1,171      $(1,107)
-------------------------------------------------------------------------------
Deferred:
    Federal                        $ (22)        $ (80)      $  (100)
    Foreign                           80            59           232
-------------------------------------------------------------------------------
                                   $  58         $ (21)      $   132
-------------------------------------------------------------------------------

The following reconciles the U.S. statutory income tax rate to the Corporation's effective rate:

Years ended September 30,           1996           1995         1994
-------------------------------------------------------------------------------
Federal statutory rate            (34.0)%        (34.0)%      (34.0)%
No benefit recognized for
  domestic net operating loss      32.9           27.5         12.8
Effect of foreign income taxes      4.7            7.5         29.8
Reversal of excess reserves for
 tax audits                           -              -        (67.4)
State and local income taxes        2.0            2.3         17.4
Non-deductible expenditures         1.9            1.0          7.4
-------------------------------------------------------------------------------
                                    7.5%           4.3%       (34.0)%
-------------------------------------------------------------------------------
For regular tax  reporting  purposes at September  30, 1996,  tax credit and net
operating   loss   carryforwards   amounted  to  $8,950,000   and   $69,500,000,
respectively. Domestic federal loss carryforwards of $61,200,000 expire between 2003 and 2012, of which approximately $13,000,000 relate to items which will be credited to stockholders' equity when applied; domestic state loss carryforwards of $20,339,000 expire between 1997 and 2012. Foreign loss carryforwards of $8,300,000 expire beginning in 1997. Tax credit carryforwards expire between 1997 and 2012.

For federal alternative minimum tax purposes at September 30, 1996, net operating loss carryforwards amounted to $54,500,000.

The tax effects of the significant temporary differences comprising the deferred tax assets and liabilities at September 30, 1996 and 1995 are as follows (in thousands):
                                    1996                     1995
                                    ----                     ----
Deferred Tax Assets
-------------------

  Receivable reserve              $ 1,849                  $ 1,600
  Inventory reserve                 6,789                    5,862
  Deferred income                   2,372                    1,420
  Other accruals                    1,186                      286
  Loss carryforwards               25,030                   22,093
  Tax credits                       8,950                    6,100

  Valuation allowance             (29,484)                 (23,211)
                                  --------                 --------
  Net deferred tax assets         $16,692                  $14,150
                                  =======                  =======

Deferred Tax Liabilities
------------------------

  Depreciation                    $ 3,553                  $ 2,471
  Deferred income                   1,840                    1,496
  Capitalized software              9,357                    7,958
  Operating leases                    638                      925
  Capital leases                    1,613                    1,632
  Other                               196                      525
                                  -------                  -------
 Gross deferred tax liability     $17,197                  $15,007
                                  =======                  =======

During fiscal 1996 and 1995, the valuation allowance increased by $6,273,000 and $10,255,000, respectively.

8.  Operating Leases

The Corporation has certain non-cancelable operating leases on automobiles, subsidiary locations, sales offices and service facilities, which expire within one to six years. These leases generally contain renewal options and provisions for payment by the lessee of executory costs (taxes, maintenance and insurance). In addition, the Corporation has a non-cancelable operating lease with scheduled rent increases for its engineering facility which expires in the year 2003. The Corporation has prepaid $2,454,000 of this rent (approximately 20 months) as of September 30, 1996 in conjunction with a lease renegotiation. Included in selling, general and administrative expenses for fiscal 1995 is a gain of $650,000 resulting from the early termination of a lease obligation for an industrial facility which had been vacated in 1988 as part of a cost reduction program.

The following is a schedule of the future minimum payments on such leases at September 30, 1996 (in thousands):

      1997       1998        1999        2000      2001     2002 and thereafter
--------------------------------------------------------------------------------
    $2,489     $2,418      $2,971      $2,332    $2,195                 $ 3,277
-------------------------------------------------------------------------------
Total future minimum lease payments                                     $15,682
Less:  future sublease income, non-cancelable through 2000                4,295
-------------------------------------------------------------------------------
Net future lease payments                                               $11,387
-------------------------------------------------------------------------------

Net rental expense for the three most recent fiscal years was (in thousands):

                                          Rental           Sublease
                                          Expense          Income         Net
-------------------------------------------------------------------------------
1996                                      $6,063          $1,198        $4,865
1995                                       6,330           1,981         4,349
1994                                       5,733           1,538         4,195
-------------------------------------------------------------------------------

9. Stockholders' Equity

Transactions in capital stock during fiscal 1994, 1995 and 1996 were as follows
(in thousands except share amounts):
                                                                                Capital                       Foreign
                                        Preferred Stock      Common Stock       in Excess   Treasury Stock    Currency
                                        Shares    Amount   Shares    Amount     of Par     Shares    Amount   Translation
-------------------------------------------------------------------------------------------------------------------------

Balance, September 30, 1993                    -     -     16,980,581   $1,698   $50,064   1,082,058 $(7,462) $(1,077)
Exercise of stock options                                     448,617       45     2,122     (11,559)   (106)       -
Employee stock purchase plan                                   54,541        5       806     (44,079)    306        -
Business acquisition                                                -        -       573    (184,647)  1,273        -
Private placement offering                                  1,250,000      125    14,462           -       -        -
Foreign currency translation adjustment                             -        -       -             -       -      176
----------------------------------------------------------------------------------------------------------------------
Balance, September 30, 1994                    -     -     18,733,739    1,873    68,027     841,773  (5,989)    (901)
Exercise of stock options                                     318,470       32     1,370     (61,151)    285        -
Employee stock purchase plan                                        -        -       612    (106,948)    780        -
Underwritten public offering                                2,070,000      207    58,067           -       -        -
Foreign currency translation adjustment                             -        -         -           -       -   (1,125)
----------------------------------------------------------------------------------------------------------------------
Balance, September 30, 1995                    -     -     21,122,209    2,112    128,076    673,674  (4,924)  (2,026)
Exercise of stock options                      -     -        265,221       27      1,424    (92,992)    624        -
Employee stock purchase plan                   -     -              -                 358   (158,253)  1,172        -
Private placement offering               800,000  $800              -        -     18,350          -       -        -
Foreign currency translation adjustment        -     -              -        -          -          -       -     (484)
=======================================================================================================================
Balance, September 30, 1996              800,000  $800     21,387,430   $2,139   $148,208    422,429 $(3,128) $(2,510)
=======================================================================================================================

The Common Stock referenced above includes both Class B stock and common stock. Class B stock, under certain circumstances, has greater voting power in the election of directors. However, common stock is entitled to cash dividends, if and when paid, 11.11% higher per share than Class B stock. The Corporation has never declared or paid cash dividends on its common stock and terms of the Corporation's revolving credit facility prohibit the Company from paying cash dividends, with the exception of dividends authorized for payment on the Corporation's Preferred Stock (referenced below). Class B stock has limited transferability and is convertible into common stock at any time on a share-for-share basis. At September 30, 1996, 1995 and 1994, 2,137,443, 2,217,836 and 2,271,780 shares, respectively, of Class B stock were outstanding.

On September 30, 1996, the Corporation completed the sale of 800,000 shares of 9% Cumulative Convertible Exchangeable Preferred Stock (Preferred Stock) pursuant to a private placement offering. The sales price was $25.00 per share, resulting in net proceeds of approximately $19.2 million. The Preferred Stock earns dividends at a rate of 9% per annum, cumulative from the date of issuance and payable quarterly in arrears commencing December 31, 1996. The Preferred Stock can be converted on or after November 30, 1996 into common stock at $13.65 per share, or the equivalent of 1.8315 shares of common stock for each share of Preferred Stock. After two years, the Corporation has the option to exchange the Preferred Stock for 9% Convertible Subordinated Debentures due 2006, at the rate of $25.00 principal amount of Debentures for each share of Preferred Stock outstanding at the time of exchange. The Preferred Stock cannot be redeemed by the Corporation before September 30, 1999. The net proceeds will be used to fund the development and expansion of the Corporation's ATM business and for working capital purposes.

On December 22, 1994, the Corporation completed the sale of 2,070,000 shares of common stock pursuant to an underwritten public offering. The sales price was $29.875 per common share before offering costs and commissions, resulting in net proceeds of approximately $58.1 million. On May 27, 1994, the Corporation completed the sale of 1,250,000 shares of common stock through a private placement offering. The sales price was $12.375 per common share before offering costs and commissions, resulting in net proceeds of approximately $14.6 million. Proceeds from both of these offerings were used to reduce debt and provide additional working capital.

10.  Industry and Geographic Area Information

The  Corporation  operates solely in the  multi-media  communications  industry.
Geographic area information for 1996, 1995 and 1994 is presented below (in thousands):

                                   Western
                         United   Hemisphere                Elimina-   Consoli-
1996                     States  (except U.S.)  Europe      tions      dated
-------------------------------------------------------------------------------
Revenues                $177,397(1)  $26,654     $31,078     $     -   $235,129
Transfers between geo-
 graphic areas            30,578           -           -      (30,578)        -
-------------------------------------------------------------------------------
Total revenues          $207,975     $26,654     $31,078     $(30,578) $235,129
-------------------------------------------------------------------------------
Operating profit (loss) $ (6,687)     $ (272)    $   745     $      -  $ (6,214)
-------------------------------------------------------------------------------
General corporate
  expenses, net                                                          (7,705)
Interest expense, net                                                    (2,051)
-------------------------------------------------------------------------------
Loss before income
 taxes                                                                 $(15,970)
-------------------------------------------------------------------------------
Total assets            $172,231     $13,028     $19,795      $   -    $205,054
===============================================================================
                                   Western
                         United    Hemisphere               Elimina-  Consoli-
1995                     States  (except U.S.)  Europe      tions     dated
-------------------------------------------------------------------------------
Revenues                $172,994(1)  $21,035    $27,164     $      -   $221,193
Transfers between geo-
 graphic areas            38,491           -        886      (39,377)         -
-------------------------------------------------------------------------------
Total revenues          $211,485     $21,035    $28,050     $(39,377)  $221,193
-------------------------------------------------------------------------------
Operating (loss)        $(12,392)    $(2,507)     $(980)    $      -   $(15,879)
-------------------------------------------------------------------------------
General corporate
  expenses, net                                                          (8,246)
Interest expense, net                                                    (2,355)
--------------------------------------------------------------------------------
Loss before income
taxes                                                                  $(26,480)
--------------------------------------------------------------------------------
Total assets            $167,781     $8,944     $21,663     $      -   $198,388
===============================================================================
                                  Western
                         United   Hemisphere                Elimina-   Consoli-
1994                     States  (except U.S.)  Europe      tions      dated
-------------------------------------------------------------------------------

Revenues                $157,685(1) $27,860     $25,445    $  -        $210,990
Transfers between geo-
 graphic areas            36,726        -         2,515     (39,241)          -
-------------------------------------------------------------------------------
Total revenues          $194,411    $27,860     $27,960    $(39,241)   $210,990
-------------------------------------------------------------------------------
Operating profit (loss) $  7,848    $  (513)    $   (30)   $      -    $  7,305
-------------------------------------------------------------------------------
General corporate
 expenses,  net                                                          (6,395)
Interest expense, net                                                    (3,780)
-------------------------------------------------------------------------------
Loss before income taxes
  and accounting changes                                                $(2,870)
--------------------------------------------------------------------------------
Total assets             $149,983   $14,621     $15,660    $   -       $180,264
================================================================================
(1) Includes export sales by domestic operations of $51,649, $41,075 and $25,731 for fiscal 1996, 1995 and 1994, respectively.

11.  Employee Incentive Plans

Stock Option Plans

Officers and key employees may be granted incentive stock options at an exercise price equal to or greater than the market price on the date of grant and non-incentive stock options at an exercise price equal to or less than the market price on the date of grant. Once granted, options become exercisable in whole or in part after the first year and generally expire within ten years. Under the terms of these stock option plans, the Corporation has reserved a total of 3,630,767 shares of common stock at September 30, 1996, 925,000 shares of which are subject to shareholder approval (3,084,137 shares reserved at September 30, 1995).

The following summarizes activity in fiscal 1994, 1995 and 1996 under these stock option plans:
                                               Shares         Option Price
-------------------------------------------------------------------------------
Options outstanding, September 30, 1993
  (873,394 exercisable)                      2,445,017      $2.00 to $14.50
Options granted                                660,097       8.63 to  19.94
Options exercised                             (473,992)      2.00 to  11.63
Options canceled or expired                    (84,925)      3.62 to  15.50
______________________________________________________________________________
Options outstanding, September 30, 1994
  (871,075 exercisable)                      2,546,197      $2.00 to $19.94
Options granted                                254,100       9.94 to  30.13
Options exercised                             (387,695)      2.00 to  11.75
Options canceled or expired                   (283,868)      3.00 to  30.13
______________________________________________________________________________
Options outstanding, September 30, 1995
   (809,511 exercisable)                     2,128,734      $2.00 to $15.50
Options granted                              1,232,900       9.88 to  16.19
Options exercised                             (363,420)      3.00 to  15.50
Options canceled or expired                   (369,673)      3.75 to  16.19
______________________________________________________________________________
Options outstanding, September 30, 1996
   (852,816 exercisable)                     2,628,541      $2.00 to $16.19
______________________________________________________________________________

Stock Purchase Plan

The Corporation has a stock purchase plan to encourage employees to participate in the Corporation's future growth. At September 30, 1996, 288,490 shares were reserved for purchase by employees through payroll deductions regularly accumulated over six-month payment periods. At the end of each payment period, common stock is purchased by employees at 85% of the market value of the stock on the first or last day of the payment periods, whichever is lower. However, the purchase of common stock under this plan is prohibited if 85% of the market value of the common stock is less than the book value per share. Note 9, "Stockholders' Equity," presents the historical activity under this plan.

No charges are made to income for stock purchases or incentive stock options granted or exercised under the stock purchase and stock option plans. When shares are purchased under the stock purchase plan or issued upon exercise of incentive stock options, the excess of amounts paid over par value is credited to capital in excess of par value. Refer to Note 1, "Description of Business and
Summary  of  Significant   Accounting  Policies,"  for  further  discussion  of
accounting for stock options.

Employee Retirement Savings and Deferred Profit Sharing Plan

Under the retirement savings provisions of the Corporation's retirement plan, established under Section 401(k) of the Internal Revenue Code, employees are generally eligible to contribute to the plan after six months of continuous service (three months effective October 1, 1996), in amounts determined by the plan. The Corporation contributes an additional 50% of the employee contribution up to certain limits, not to exceed 1.5% of total eligible compensation (not to exceed 2.0% of total eligible compensation effective January 1, 1997). Employees become fully vested in the Corporation's contributions after five years of continuous service (three years effective October 1, 1996), death, disability or upon reaching age 65. The amounts charged to expense, representing the estimated Company contribution to the 401(k) plan, for the years ended September 30, 1996, 1995 and 1994 were $919,600, $866,300 and $838,800, respectively.

The deferred profit sharing provisions of the plan include retirement and other related benefits for substantially all of the Corporation's full-time employees. Contributions under the plan are funded annually and are based, at a minimum, upon a formula measuring profitability in relation to revenues. Additional amounts may be contributed at the discretion of the Corporation. There were no deferred profit sharing contributions for fiscal 1996, 1995 or 1994, respectively.

12.  Leasing Subsidiary

The Corporation's consolidated financial statements include the accounts of its wholly-owned leasing subsidiary, DataComm Leasing Corporation. The leasing subsidiary purchases equipment for lease to others from General DataComm, Inc., its sole supplier.

The following represents the condensed financial information of DataComm Leasing Corporation (in thousands).

Financial Condition
September 30,                                   1996     1995 (1)
--------------------------------------------------------------------------------
Current assets                               $ 1,867     $1,900
Noncurrent assets                              1,714      2,567
Due from General DataComm, Inc.                5,235      2,036
-------------------------------------------------------------------------------
Total assets                                 $ 8,816     $6,503
-------------------------------------------------------------------------------

Current liabilities                          $ 1,663     $1,168
Noncurrent liabilities                            34        173
Stockholder's equity                           7,119      5,162
-------------------------------------------------------------------------------
Total liabilities and stockholder's equity   $ 8,816     $6,503
===============================================================================

Results of Operations
Years ended September 30,                      1996       1995       1994
-------------------------------------------------------------------------------
Net revenues                                 $ 6,489     $5,807     $6,713
Income before income taxes                   $ 3,261     $2,371     $3,192
===============================================================================

(1) Fiscal 1995 numbers have been restated to reflect a $27,000,000 dividend declared payable to General DataComm Industries, Inc.

Lease Financing Programs

DataComm Leasing Corporation maintains agreements with financial institutions whereby certain finance lease receivables are transferred with full recourse. The underlying equipment is retained as collateral by DataComm Leasing Corporation. Proceeds received by the leasing subsidiary from the transfer of such receivables amounted to $2,452,000, $2,613,000 and $3,618,000 for fiscal 1996, 1995 and 1994, respectively. The balance of all transferred receivables which were due to be paid by the original lessees under the remaining lease terms as of September 30, 1996 and 1995 amounted to $4,449,000 and $5,208,000, respectively.

13. Quarterly Financial Data (unaudited)

In thousands except per share data
Fiscal 1996               First           Second         Third           Fourth
-------------------------------------------------------------------------------
Revenues                $59,799          $59,170        $56,569         $59,591
Gross profit             27,101           27,595         24,151          27,282
Operating (loss)         (2,034)          (1,877)        (6,895)         (3,920)
Net (loss)              $(2,891)         $(1,656)       $(7,767)        $(4,856)
(Loss) per share(1)     $ (0.14)         $ (0.08)       $ (0.37)        $ (0.23)
-------------------------------------------------------------------------------
Fiscal 1995               First           Second         Third           Fourth
-------------------------------------------------------------------------------
Revenues                $58,222          $56,531        $48,092         $58,348
Inventory write-down
  and other items             -                -          6,500           1,100
Gross profit             27,189           25,435         13,821          25,413
Operating income (loss)     719           (4,214)       (16,480)         (4,643)
Net (loss)             $   (805)         $(5,033)      $(16,598)        $(5,194)
(Loss) per share (1)   $  (0.04)         $ (0.25)      $  (0.82)        $ (0.25)
===============================================================================

(1) Earnings (loss) per share amounts for each quarter are required to be computed independently and, in both fiscal 1996 and fiscal 1995, did not equal the full-year loss-per-share amounts.

                     Report of Independent Accountants

To the Stockholders and Board of Directors of General DataComm Industries, Inc.

We have audited the accompanying consolidated balance sheets of General DataComm Industries, Inc. and Subsidiaries as of September 30, 1996 and 1995 and the related consolidated statements of operations and earnings reinvested (deficit) and cash flows for the years ended September 30, 1996, 1995 and 1994. These financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based upon our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of General DataComm Industries, Inc. and Subsidiaries as of September 30, 1996 and 1995, and the consolidated results of their operations and their cash flows for the years ended September 30, 1996, 1995 and 1994, in conformity with generally accepted accounting principles.

As discussed in Note 1 to the consolidated financial statements, effective October 1, 1993, the Corporation changed its methods of accounting for post-retirement benefits other than pensions and post-employment benefits.

Coopers & Lybrand L.L.P.
Stamford, Connecticut
October 21, 1996