Form 10-K, Exhibit 13
period 1997-09-30
GENERAL DATACOMM INDUSTRIES INC
filed 1997-12-29
CIK 40518

Exhibit 13




                          Financial Highlights


Five-Year Selected Financial Data
In thousands except per share, ratio and employee data


Years ended September 30,              1997        1996        1995        1994        1993
------------------------------------------------------------------------------------------------
Operations
  Revenues                             $207,766    $235,129    $221,193    $210,990    $211,847
  Inventory write-down
   and other items                           -           -       (7,600)          -           -
  Operating income (loss)              (38,419)     (14,726)    (24,618)        661       8,997
------------------------------------------------------------------------------------------------
  Net income (loss)                    (42,751)     (17,170)(3) (27,630)     (2,328)(4)   6,116
  Earnings (loss) per share             ($2.11)      ($0.83)(3)  ($1.40)     ($0.14)(4)   $0.36
------------------------------------------------------------------------------------------------
Financial Position
  Working capital                      $51,926      $67,633     $63,287     $56,413     $38,245
  Current ratio                          2.0:1        2.2:1       2.2:1       2.2:1       1.9:1
  Total assets                         187,335      205,054     198,388     180,264     141,676
  Long-term debt, less current portion   49,293(1)    22,781      23,435      42,118      28,402
  Stockholders' equity(2)               80,028      122,186     117,085      84,487      67,028
-----------------------------------------------------------------------------------------------
General
  Research and product development:
    Gross spending (before software
      capitalization)                  $52,983     $45,707      $40,439     $33,189     $29,829
    Net expense                         40,876      34,121       28,244      20,076      19,279
Investments in property, plant and
  equipment                             11,766      14,537       16,398      11,534      22,378(5)
Cash flows provided by (used in)
 operating activities                   (7,073)     16,780       (5,553)     (3,521)     27,406

------------------------------------------------------------------------------------------------
Average number of common and
  common equivalent shares outstanding  21,105      20,717       19,772      16,659      16,874
Average number of employees              1,809       1,814        1,849       1,823       1,805
------------------------------------------------------------------------------------------------

(1) - Includes $25.0 million of convertible debentures issued in September 1997.
(2) - Cash dividends on Common Stock and Class B Stock are not permitted by the Company's principal loan agreement.
(3) - Fiscal 1996 net (loss) includes a $1.0 million, or $0.05 per share, gain on the sale of real estate.
(4) - Fiscal 1994 net (loss) includes: (i) after-tax charges totaling $(433), or ($0.03) per share, resulting from the adoption of Financial Accounting
      Standards Nos. 106 and 112 effective October 1, 1993, and (ii) an income tax benefit of $1,700, or $0.10 per share, relating to the resolution of a foreign tax issue.
(5) - Fiscal 1993 includes the purchase of the Company's principal manufacturing facility and corporate headquarters for $14,473.

         MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS
                            AND FINANCIAL CONDITION



General Summary Discussion

Fiscal 1997 revenues amounted to $207.8 million as compared to $235.1 million in fiscal 1996, a reduction of $27.3 million, or 11.6%. Concurrently, the Company continued its planned investments in the development of new products, resulting in gross research and product development spending rising by $7.3 million, or 15.9%, as compared to fiscal 1996. The combined impact of the revenue decline and continued heavy investment in product development resulted in a net loss of $(42.8) million, or $(2.11) per share, for fiscal 1997 as compared to a net loss of $(17.2) million, or $(0.83) per share, for fiscal 1996.

Reported results were far below the Company's expectations at the start of the year, and the Company recognizes the need to achieve revenue growth, reduce operating costs and improve working capital. Revenues, which had trended downward for three consecutive quarters, showed growth of $4.8 million, or 10.3%, in the fourth quarter of fiscal 1997 as compared to the preceding sequential quarter. Also, fiscal year-end order backlog was up over the prior year by $4 million, an increase of more than 20 percent. Operating expenses were reduced in the fourth quarter as compared to the preceding third quarter, achieved through a managed hiring freeze and reductions in discretionary spending. Working capital has been significantly enhanced: first, the proceeds of a $25 million offering of 7-3/4% convertible senior subordinated debentures due 2002 were received on September 26, 1997; and second, on October 22, 1997, the Company received $15 million in proceeds from a new five-year term loan and, in addition, entered into a new $25 million revolving credit agreement with more favorable financial covenants and borrowing base formula calculations than its previous line of credit. The combination of increased cash balances and increased borrowing capability positions the Company to be able to execute the business turnaround anticipated for fiscal 1998.

The new loan and security agreement does include covenants which may limit access to future borrowings and may accelerate payment requirements on outstanding borrowings in the event that cumulative future losses exceed approximately $25 million. Management is closely monitoring revenue and expenses, continues to reduce costs and is committed to proactively reduce costs further in order to satisfy the lenders' requirements. Please reference the "Liquidity" section following for further discussion.

The large investments made in research and product development have resulted in advanced products and technologies that management believes are of significant value in today's marketplace. The Company views contracts in place with strategic partners such as Lucent Technologies and L.M. Ericsson, who recognize such value and will work to exploit the business potential inherent in these products, as confirmation of such value.

Results of Operations
---------------------

The following table sets forth selected consolidated financial data stated as a percentage of total revenues:

Fiscal Year Ended September 30,                 1997        1996        1995
_______________________________________________________________________________
Revenues:
  Net product sales                            78.9%       80.4%        80.5%
  Service revenue                              18.6        16.6         16.8
  Lease revenue                                 2.5         3.0          2.7
 ______________________________________________________________________________
                                              100.0       100.0        100.0
 ______________________________________________________________________________
Costs and expenses:
  Cost of revenues                             51.5        49.9         49.8
  Inventory write-down and other items           --          --          3.4
  Amortization of capitalized software
    development costs                           5.8         4.9          5.2
  Selling, general and administrative          41.5        36.9         39.9
  Research and product development             19.7        14.5         12.8
_______________________________________________________________________________
Operating loss                                (18.5)       (6.2)       (11.1)
_______________________________________________________________________________
Net loss                                      (20.6)%      (7.3)%      (12.5)%
_______________________________________________________________________________

Noteworthy observations from the above summary include: revenue mix (product, service and lease), although relatively consistent over the three-year period, reflects a decline in product and lease revenues in fiscal 1997. Fiscal 1997 selling, general and administrative costs declined in dollar terms due to cost containment efforts, but rose 4.6 points when measured as a percentage of revenue due to a lower revenue base. Research and product development costs also rose as a percentage of revenue in fiscal 1997 due to both a lower revenue base and increased spending levels.

Revenues:

Fiscal Year Ended September 30,           1997          1996          1995
______________________________________________________________________________
Revenues                                $207,766      $235,129     $221,193
Increase (decrease) over prior year      (11.6)%          6.3%       --
_______________________________________________________________________________

Fiscal 1997 revenues were impacted by the decline in demand for the Company's legacy analog and low-speed data set products (down $13.2 million) which were not offset, as previously anticipated, by growth in the newer ATM and Access products. Traditional customers for the Company's legacy analog and low-speed products were the domestic and Canadian telephone companies, and this business has declined significantly as the market requirements have moved to higher speeds. Although ATM product shipments were down $3.8 million, or 9.1%, in fiscal 1997, market demand for the Company's ATM products seems to be escalating, albeit later than expected, as witnessed by ATM revenue growth experienced in the last two quarters of fiscal 1997 and a higher level of bidding activity and identified opportunities. Separately, the Company's traditional internetworking (multiplexer) business was down $4.9 million, or 9.2%. Technology licensing revenues declined $1.2 million, or 19.6%, mostly related to one-time fees received in the fourth quarter of fiscal 1996. Leasing revenues, primarily generated from domestic direct-sell activities, declined $1.9 million, or 26.2%, as a result of the weakness in this market channel. Overall, service revenues were slightly lower in fiscal 1997, with international growth of $1.2 million being offset by a $1.5 million decline in domestic service business.

Geographically, the revenue loss experienced in fiscal 1997 principally occurred in the domestic marketplace. Domestic and international revenues amounted to 48.3% and 51.7% of fiscal 1997 consolidated revenues, respectively, as compared to 53.5% and 46.5%, respectively, for fiscal 1996.

Fiscal 1996 revenue growth was principally achieved through product sales growth and increased technology licensing fees as compared to fiscal 1995. ATM product sales increased $14.8 million, or 53.3%; license fees from our V.34 analog product line increased $5.2 million, or more than five-fold; and Access product revenues increased $6.3 million, or 189%. These revenue gains amounted to $26.3 million, and were partially offset with $15.4 million of reduced revenues in our internetworking, private line analog and other product lines. Service and lease revenues increased $3.0 million, or 7%, as compared to fiscal 1995. Geographically, the Company made considerable progress in expanding its base of international revenue in fiscal 1996, achieving growth of $20.1 million, or 22.5%. This international growth, which more than offset a $6.2 million, or 4.7%, reduction in domestic business, was achieved through the Company's international distributor network (up $10.2 million), subsidiary operations (up $8.9 million) and technology license fees from foreign customers (up $1 million).

Cost of  Revenues:

Fiscal Year Ended September 30,                 1997        1996          1995
_______________________________________________________________________________

 Cost of revenues                           $107,113     $117,400      $110,235
 As a percent of revenue                       51.6%        49.9%         49.8%

 Amortization of capitalized software costs   12,000       11,600        11,500
 As a percent of revenue                        5.8%         4.9%          5.2%

 Inventory write-down and other items            --           --          7,600
 As a percent of revenue                         --           --           3.4%
_______________________________________________________________________________

Fiscal 1997 cost of revenues,  measured as a percentage of revenue, increased by
1.7 percentage points as compared to fiscal 1996. The increase in costs, which equates to $3.4 million, is attributable to lower gross margins in products ($2.8 million) and services ($0.6 million). Product margins reflect the effect of lower license fees ($0.6 million) and the balance ($2.2 million) is due to price reductions on legacy analog and certain low-speed and other products. Service margins reflect a shift of service business from higher margin domestic business to lower margin (sub-contract) international business. Fiscal 1997 amortization of capitalized software costs, up slightly in dollars, increased by 0.9% of revenue primarily due to a reduced revenue base.

Fiscal 1996 cost of revenue, measured as a percentage of revenue, remained consistent with fiscal 1995. Margin gains achieved in our ATM and Access product lines, along with an increased level of high-margin technology licensing revenues, were offset with reduced private line analog product margins and a decline in domestic service margins. A larger fiscal 1996 revenue base caused amortization of capitalized software to decline modestly as a percentage of revenue as compared to fiscal 1995. Fiscal 1995 results included a $7.6 million charge, primarily attributable to rapid technological improvements which served to devalue earlier generations of the GDC APEX ATM product line and performance issues in vendor-supplied component parts.

High technology products in particular are subject to sales price pressures as competition grows and sales cycles reach maturity. The Company continues to partially offset the effect of such sales price pressures with the negotiation of reduced material component prices, improvements in manufacturing costs and efficiencies and the introduction of new generation products which generally provide higher margins.

Selling, General and Administrative Expenses:

Fiscal Year Ended September 30,                   1997        1996        1995
_______________________________________________________________________________
Selling, general and administrative expenses   $86,196     $86,734     $88,232
Decrease over prior year                        (0.6)%      (1.7)%
As a percent of revenue                         41.5%       36.9%        39.9%
_______________________________________________________________________________

Fiscal 1997 general and administrative costs were held to an increase of only $143,000, or 1.0%, as compared to the prior year. Selling and marketing costs were down $681,000, or 0.9%, for the same period. Salary and inflationary increases were offset by efficiencies resulting from reorganization initiatives in our international subsidiary and sales operations. However, selling, general and administrative expenses increased as a percentage of revenue due to a reduced revenue base in fiscal 1997.

Productivity gains were achieved in fiscal 1996, with costs as a percentage of revenue declining three percentage points as compared to fiscal 1995. Costs were reduced by $1.5 million, or 1.7%, while at the same time revenue growth was achieved. The cost reduction represents the net effect of a $2.5 million, or 14.3%, reduction in general and administrative costs and a $1 million, or 1.3%, increase in selling and marketing costs. General and administrative costs for fiscal 1995 included a $650,000 gain resulting from the early termination of a lease obligation. Excluding the fiscal 1995 $650,000 gain, fiscal 1996 general and administrative expenses were reduced $3.1 million, or 17.4%. Both domestic and foreign operations contributed to the general and administrative expense cost reductions, with downsizing resulting in lower salary and related costs. The increased selling and marketing costs were incurred to support ATM and Access product sales efforts and to expand our international business.

Research and Product Development Expense:

Fiscal Year Ended September 30,         1997             1996              1995
_______________________________________________________________________________
Gross expenditures                     $52,983         $45,707          $40,439
Increase over prior year                 15.9%           13.0%             -
As a percent of revenue                  25.5%           19.4%            18.3%

Capitalized software costs              12,107          11,586           12,195
As a percent of gross expenditures       22.9%           25.3%            30.2%

Net research and product development
  expense                              $40,876         $34,121          $28,244
Increase over prior year                 19.8%           20.8%              -
As a percent of revenue                  19.7%           14.5%            12.8%
_______________________________________________________________________________

The Company continued to invest heavily in ATM product research and development during fiscal 1997. Gross research and development spending increased by $7.3 million, or 15.9%, as compared to fiscal 1996. Spending related to ATM products, including development of the Company's next-generation Strobos product line, accounted for the entire year-to-year increase and was principally comprised of costs related to compensation, outsourced development costs and prototype build costs for the Strobos product line. Fiscal 1997 ATM-related research and product development expenditures amounted to 54% of total research and product development spending, as compared to 47% in fiscal 1996. Fiscal 1997 gross research and development spending amounted to 25.5% of consolidated revenue, up from 19.4% in fiscal 1996, reflecting the combined impact of an elevated spending level and a reduced revenue base. The complexity of the ATM technology has in the past demanded, and will continue to demand, significant research and development investment.

Fiscal 1997 capitalized software development costs were $0.5 million higher than in fiscal 1996. Such costs are affected by the timing, technical complexity and nature of software development projects.

Fiscal 1996 gross research and development spending increased by $5.3 million, or 13%, as compared to fiscal 1995, rising to 19.4% of revenue despite an increased revenue base. Research and development headcount as of September 30, 1996 increased 12% as compared to September 30, 1995. Increased salaries and facility costs, along with outsourced development costs, comprise most of the $5.3 million spending increase. ATM product development costs comprised 47% of fiscal 1996 gross research and development spending.

To attract and retain an effective pool of available talent, the Company operates research and development facilities in four locations, including the United States (Middlebury, Connecticut and Boston, Massachusetts), Canada and the U.K.

Interest and Other Income and Expense:

Fiscal 1997 net interest expense amounted to $2,823,000, up $772,000, or 37.6%, from the $2,051,000 level one year ago. The increase is attributable to interest costs associated with fiscal 1997 revolving credit facility borrowings (no such borrowings occurred in fiscal 1996) and other financing costs incurred. The $2,051,000 of fiscal 1996 net interest expense reflects a reduction of $304,000, or 12.9% from the prior year, principally due to reduced levels of outstanding debt and higher cash investments.

Other income and expense is typically comprised primarily of foreign currency gains and losses, which are discussed below under "Foreign Currency Risk." However, fiscal 1996 also includes a $1 million gain on the sale of real estate.

Income Taxes:

Income tax provisions for fiscal 1997, 1996 and 1995 amounted to $400,000, $1,200,000 and $1,150,000 respectively. Such provisions principally represent provisions for foreign income taxes and domestic state taxes. The reduced tax provision for fiscal 1997 principally reflects the reversal of tax contingency provisions in our foreign tax-paying jurisdictions.

The Company has significant domestic net operating loss carryforwards (approximately $103 million at September 30, 1997) available to offset future income subject to federal income taxes. These net operating losses begin to expire in the year 2004.

During fiscal 1997 and 1996, the deferred tax asset valuation allowance increased by $15.6 million and $6.3 million, respectively, principally attributable to the uncertainty as to whether newly generated operating loss carryforwards will be utilized prior to expiration. Reference is made to Note 6 of the "Notes to Consolidated Financial Statements" for further discussion.

Foreign Currency Risk

The Company's foreign subsidiaries are exposed to foreign currency fluctuation since they are invoicing customers in local currencies while liabilities for product purchases from the parent company are transacted in U.S. dollars. The impact of foreign currency fluctuations on these U.S. dollar denominated liabilities are recorded as a component of "Other Income and Expense" in the Company's consolidated statements of operations and resulted in currency exchange losses of $1,038,0000, $325,000 and $323,000 in fiscal 1997, 1996 and
1995, respectively. The fiscal 1997 exchange loss is principally attributable to the impact of the strength of the U.S dollar relative to the French franc and the German mark.

No individual foreign subsidiary comprises ten percent or more of consolidated revenue or assets; most subsidiary operations represent less than five percent of consolidated revenue or assets. The

Company historically has not entered into hedge contracts or any form of derivative or similar investment.

As a result of high inflation in Mexico, the Company was required to change its method of translating the financial statements of its Mexican subsidiary to reflect the designation of the U.S. dollar as the functional currency, effective January 1, 1997. The impact of this change was not material to the Company's reported financial results for fiscal 1997.

Financial Condition and Liquidity

The Company believes its fiscal 1998 cash requirements will be satisfied from its cash and cash equivalents balance of $21.5 million at September 30, 1997 and from proceeds received from a new $15 million term loan on October 22, 1997 (see
Note 5 of "Notes to Consolidated Financial Statements" for a description of this new loan and security agreement dated October 22, 1997). In the event these cash funds are depleted, the Company has a $25 million revolving loan facility, also part of the new loan and security agreement. The Company had outstanding borrowings of $4.8 million under the former revolving credit facility at September 30, 1997 (no such borrowings were outstanding at September 30, 1996).

The new loan and security agreement does include covenants which may limit access to future borrowings and may accelerate payment requirements on outstanding borrowings. The most restrictive covenant requires the maintenance of a minimum balance of $80 million for the sum of stockholders' equity (excluding future foreign currency translation adjustments) and outstanding 7-3/4% convertible debentures. As such balance at September 30, 1997 was $105 million, this covenant effectively limits the sum of cumulative future losses and preferred stock dividend payments, less 60 percent of the value of new capital stock issued, to $25 million. In the event of non-compliance with financial or other covenants, the Company would have to obtain a waiver or amendment from the lender. However, there is no assurance that the lender would grant such a waiver or amendment and in such case the Company would have to pursue other sources of financing.

In the past the Company has relied on its ability to offer for sale its common stock, preferred stock, convertible debentures and/or warrants as viable alternative sources of financing. The availability and terms of such offerings in the future will depend on such items as the Company's future financial performance and its ability to demonstrate favorable trends in reported financial results. As a result, these sources may not be available, or may be available on less favorable terms, in the future. The Company's inability to have access to the new loan and security agreement and/or alternative financing sources would have a material adverse effect on the Company's financial condition.

Since the Company realized losses of $11.5 million and $42.8 million, respectively, for the quarter and year ended September 30, 1997, a combination of cost reductions and revenue growth are required in fiscal 1998 to maintain compliance with the loan's financial covenants. Management has implemented and is committed to execute further cost reduction actions as necessary to improve the Company's operating results and maintain availability of the new loan and security agreement.

Operating

Net cash used in operating activities amounted to $7.1 million in fiscal 1997 as compared to $16.8 million of net cash provided by operating activities in fiscal 1996. The unfavorable variance of $23.9 million is primarily attributable to the larger net loss reported in fiscal 1997.

Non-debt working capital, excluding cash and cash equivalents, decreased from $47.9 million at September 30, 1996 to $38 million at September 30, 1997. The decrease of $9.9 million reflects, among other items, a $6.6 million reduction in accounts receivable resulting from a reduced level of sales activity and continued improvement with collection efforts and a $2.8 million managed reduction in inventory.

Investing

The Company continued to invest in new technologies during fiscal 1997. Property, plant and equipment investments totaled $11.6 million in fiscal 1997 as compared to $14.4 million in fiscal 1996. Investments in capitalized software amounted to $12.1 million and $11.6 million in fiscal 1997 and 1996, respectively. Separately, the Company recognized a $1 million gain on the sale of real estate in fiscal 1996.

Financing

Net cash provided by financing activities amounted to $26.2 million in fiscal 1997, reflecting $23.6 million of net proceeds from the issuance of 7-3/4% convertible debentures (described below), $1.8 million of proceeds from the issuance of common stock pursuant to employee stock programs and net debt borrowings of $2.6 million, partially offset with $1.8 million in preferred stock dividend payments. This compares to net cash provided by financing activities of $16.2 million in fiscal 1996, representing $19.2 million from the issuance of 9% cumulative convertible exchangeable preferred stock (described below) and $3.6 million from the issuance of common stock pursuant to employee stock programs, offset by $6.6 million used to reduce long-term debt.

On September 26, 1997, the Company issued $25 million of convertible senior subordinated debentures ("Debentures") which mature on September 30, 2002 (if not converted or redeemed) and accrue interest at a rate of 7-3/4% per annum. Such Debentures, issued to qualified institutional buyers and accredited institutional investors, are convertible into shares of the Company's common stock any time at a conversion price of $6.86 per share, or the equivalent of
145.8 shares of common stock for each $1,000 principal amount of Debentures. Under certain conditions, such conversion price may be reset to a reduced price per share on March 30, 1998 and/or September 30, 1999, but in no event may the conversion price be reset at a price below 85 percent of the original conversion price. The Debentures are subordinated in right of payment to most other indebtedness of the Company and are equal to or senior to other subordinated indebtedness of the Company. Refer to Note 5 of "Notes to Consolidated Financial Statements" for further discussion, including redemption rights available to the Company and liquidation rights available to holders of the Debentures.

Throughout fiscal 1997 and through October 22, 1997, the Company had in place an agreement which provided the Company with a revolving credit facility (maturing in November 1998) in the maximum amount of $25 million, with availability thereto subject to a borrowing base formula (related to levels of certain accounts receivable and inventories) and adherence to financial covenants. Certain assets of the Company, including most accounts receivable and inventories, were pledged as collateral.

On October 22, 1997, the Company terminated the above-referenced credit facility and entered into a new loan and security agreement (the "Loan Agreement") with Transamerica Business Credit Corporation and The CIT Group/Business Credit, Inc. The new Loan Agreement has provided the Company with $15 million in proceeds (received on October 22, 1997) from a five-year term loan which bears interest at a rate of 11.51% per annum and is payable in twenty predetermined quarterly installments, including a balloon payment of $4.3 million due on September 15, 2002. In addition, the Loan Agreement provides for a $25 million (maximum value) revolving line of credit for a three-year period ending in October 2000, subject to extension. Availability of such funds is subject to satisfying a borrowing base formula related to levels of certain accounts receivable and inventories. Interest on such revolver borrowings will be charged at the higher of: (1) the prime rate of interest plus 1%; or (2) a published annualized rate for applicable 90-day dealer commercial paper plus 1% (on September 30, 1997, the prime rate was 8.5% and the applicable 90-day dealer commercial paper rate was 5.51%). Most assets of the Company, including accounts receivable, inventories and property, plant and equipment, are pledged as collateral. As discussed in detail above, the Loan Agreement also requires conformity with specific financial covenants.

In September 1996, the Company completed the sale of 800,000 shares of cumulative convertible exchangeable preferred stock ("Preferred Stock") pursuant to a private placement offering resulting in net proceeds of $19.2 million. The Preferred Stock, sold for $25.00 per share, accrues dividends at a rate of 9% per annum, cumulative from the date of issuance and payable on a quarterly basis in arrears. The Preferred Stock can be converted into common stock at $13.65 per share, or the equivalent of 1.8315 shares of common stock for each share of Preferred Stock. Effective October 1998, the Company has the option to exchange the Preferred Stock for 9% convertible subordinated debentures due 2006 ("9% Debentures") at the rate of $25.00 principal amount of 9% Debentures for each share of Preferred Stock outstanding at the time of exchange. The Preferred Stock cannot be redeemed by the Company prior to September 30, 1999.

Lease Financing Agreements

The Company's leasing subsidiary has historically entered into agreements with financial institutions whereby lease receivables are transferred to such institutions with full recourse. No formal commitment exists to provide new financing to the leasing subsidiary and each new request for financing is subject to the approval of the financing institution.

Operating Lease Obligations

See Note 7 of the "Notes to Consolidated Financial Statements" for discussion of the Company's operating lease obligations.

Concentrations of Credit

Financial instruments which potentially subject the Company to concentrations of credit risk consist principally of cash instruments and accounts receivable. The Company places its cash investments with high quality financial institutions and as of September 30, 1997, maintained balances of approximately $20.2 million with one such institution.

Approximately $15.1 million, or 39%, of consolidated accounts receivable at September 30, 1997 ($18.2 million, or 41%, at September 30, 1996) were concentrated in telephone companies in North America and Europe. These receivables are not collateralized due to the high credit ratings and the extensive financial resources available to such telephone companies.

Impact of Inflation and Changing Prices

In management's opinion, the impact of inflation and changing prices for the three most recent fiscal years is not significant to the financial statements as reported.

Future Adoption of New Accounting Statements

Newly issued pronouncements to become effective in fiscal 1999 or fiscal 2000 are not currently expected to have a material impact on the Company's financial position or results of operations. Refer to Note 1 of the "Notes to Consolidated Financial Statements" for detailed information.

Year 2000 Compliance

The Company has initiated an enterprise-wide program to prepare its computer systems for the year 2000 and is in the process of evaluating alternative courses of corrective action, including replacement of and/or modification to existing systems. Maintenance or modification costs will be expensed as incurred, while the costs of new software will be capitalized and amortized to expense over the software's useful life. Management has not yet assessed year 2000 compliance costs or their potential impact on the Company's future earnings.

SAFE HARBOR STATEMENT UNDER THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995

Portions of the foregoing discussion include descriptions of the Company's expectations regarding future trends affecting its business. The forward-looking statements made in this annual report, as well as all other forward-looking statements or information provided by the Company or its employees, whether written or oral, are made in reliance upon the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements and future results are subject to, and should be considered in light of risks, uncertainties, and other factors which may affect future results including, but not limited to, competition, rapid changing technology, regulatory requirements, and uncertainties of international trade.

Common Stock Prices

General DataComm Industries, Inc.'s common stock is listed on the New York Stock Exchange and trades under the symbol "GDC." The table below displays the high, low and end-of-quarter closing sales prices as reported during each quarter of the last two fiscal years.

                             1997                            1996
_______________________________________________________________________________

Quarter      High         Low        Closing       High      Low      Closing
_______________________________________________________________________________
First       11-7/8       9-1/2       10-1/2       21       12-7/8       17-1/4
Second      11-1/2       6-5/8        6-5/8       16-5/8   10-1/8       10-5/8
Third        9-1/8       6-1/8        7-1/8       18       10-1/2       13-1/2
Fourth       8-1/8       5-7/8        6           13-3/4   10-1/8       11-1/4
______________________________________________________________________________

No cash dividends have ever been paid on the Company's common stock or Class B stock. The Company's principal loan agreement does not allow payment of cash dividends, with the exception of dividends authorized for payment on the Company's preferred stock. In the event this would change, it is still management's intention to reinvest future earnings in the business to support growth plans.

The Company had approximately 1,900 shareholders of record at September 30,1997.

            General DataComm Industries, Inc. and Subsidiaries
   Consolidated Statements of Operations and Accumulated Deficit


In thousands except per share data
Years ended September 30,                  1997           1996            1995
-------------------------------------------------------------------------------
Revenues:
  Net product sales                     $163,857      $189,019        $178,092
  Service revenue                         38,677        39,022          37,110
  Lease revenue                            5,232         7,088           5,991

-------------------------------------------------------------------------------
                                         207,766       235,129         221,193
-------------------------------------------------------------------------------
Costs and expenses:
  Cost of product sales                   79,798        90,194          85,406
  Inventory write-down and other items         -             -           7,600
  Amortization of capitalized software
    development costs                     12,000        11,600          11,500
  Cost of service revenue                 26,706        26,350          23,993
  Cost of lease revenue                      609           856             836
  Selling, general and administrative     86,196        86,734          88,232
  Research and product development        40,876        34,121          28,244
-------------------------------------------------------------------------------
                                         246,185       249,855         245,811
-------------------------------------------------------------------------------
Operating loss                           (38,419)      (14,726)        (24,618)
 ------------------------------------------------------------------------------
Other income (expense):
  Interest, net                           (2,823)       (2,051)         (2,355)
  Other, net                              (1,109)          807             493
-------------------------------------------------------------------------------
                                          (3,932)       (1,244)         (1,862)
-------------------------------------------------------------------------------
Loss before income taxes                 (42,351)      (15,970)        (26,480)
Income tax provision                         400         1,200           1,150
-------------------------------------------------------------------------------
Net loss                                ($42,751)     ($17,170)       ($27,630)
===============================================================================
Loss per share                            ($2.11)       ($0.83)         ($1.40)
===============================================================================

Average number of common and common
 equivalent shares outstanding            21,105        20,717          19,772
===============================================================================
Earnings reinvested (accumulated deficit)
 at beginning of year                   ($23,323)      ($6,153)        $21,477
Net loss                                 (42,751)      (17,170)        (27,630)
Payment of preferred stock dividends      (1,800)          --               --
-------------------------------------------------------------------------------
Accumulated deficit at end of year      ($67,874)     ($23,323)        ($6,153)
===============================================================================
The accompanying notes are an integral part of these consolidated financial statements.

              ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA
               General DataComm Industries, Inc. and Subsidiaries
                           Consolidated Balance Sheets



In thousands except shares
September 30,                                             1997          1996
-------------------------------------------------------------------------------
Assets:
Current assets:
  Cash and cash equivalents                              $21,526       $26,264
  Accounts receivable, less allowance for doubtful
   receivables of $1,703 in 1997 and $1,768 in 1996       33,193        39,828
  Inventories                                             41,749        44,588
  Deferred income taxes                                    2,244         4,457
  Other current assets                                     7,903         7,054
-------------------------------------------------------------------------------
Total current assets                                     106,615       122,191
===============================================================================
Property, plant and equipment, net                        46,427        48,838
Capitalized software development costs, net               23,500        23,393
Other assets                                              10,793        10,632
-------------------------------------------------------------------------------
                                                        $187,335      $205,054
===============================================================================
Liabilities and Stockholders' Equity:
Current liabilities:
  Current portion of long-term debt                       $7,569        $6,533
  Accounts payable, trade                                 15,245        14,917
  Accrued payroll and payroll-related costs                6,990         6,592
  Deferred income                                          6,527         7,305
  Other current liabilities                               18,358        19,211
-------------------------------------------------------------------------------
Total current liabilities                                 54,689        54,558
===============================================================================
Long-term debt, less current portion                      49,293        22,781
Deferred income taxes                                      2,789         4,962
Other liabilities                                            536           567
-------------------------------------------------------------------------------
Total liabilities                                        107,307        82,868
===============================================================================
Commitments and contingent liabilities                         -             -
Stockholders' equity:
  Preferred stock, par value $1.00 per share,
    3,000,000 shares authorized; issued and
    outstanding: 800,000 shares of 9% cumulative
    convertible exchangeable preferred stock
    with a $20 million liquidation preference                800          800
  Class B stock, par value $.10 per share,
    35,000,000 shares authorized; issued and
    outstanding: 2,136,933 in 1997 and
    2,137,443 in 1996                                        214          214
  Common stock, par value $.10 per share,
    35,000,000 shares authorized; issued and
    outstanding: 19,582,661 in 1997 and 19,249,987
    in 1996                                                1,958        1,925
  Capital in excess of par value                         149,864      148,208
  Accumulated deficit                                    (67,874)     (23,323)
  Cumulative foreign currency translation adjustment      (2,489)      (2,510)
  Common stock held in treasury, at cost:
    330,382 shares in 1997 and 422,429 shares in 1996     (2,445)      (3,128)
-------------------------------------------------------------------------------
Total stockholders' equity                                80,028      122,186
===============================================================================
                                                        $187,335     $205,054
===============================================================================

The accompanying notes are an integral part of these consolidated financial statements.

               General DataComm Industries, Inc. and Subsidiaries
                     Consolidated Statements of Cash Flows


                               Increase (Decrease) in Cash and Cash Equivalents

In thousands
Years ended September 30,                           1997      1996       1995
--------------------------------------------------------------------------------
Cash flows from operating activities:
  Net loss                                       ($42,751)  ($17,170)  ($27,630)
  Adjustments to reconcile net loss to net cash
   provided by (used in) by operating activities:
     Depreciation and amortization                 28,180     25,803     24,097
     Gain on sale of real estate                        -     (1,000)         -
     Inventory write-down and other items               -          -      7,600
     Deferred income taxes                            261         58        (21)
     Decrease in accounts receivable                5,915      2,721      5,750
     (Increase) decrease in inventories             2,514          4     (8,659)
     Increase (decrease) in accounts payable
       and accrued expenses                            38      5,670     (2,062)
     (Increase) decrease in other net current
       assets                                       1,203        179     (2,685)
     (Increase) decrease in other net long-term
       assets                                      (2,433)       515     (1,943)
--------------------------------------------------------------------------------
Net cash provided by (used in) operating
  activities                                       (7,073)    16,780     (5,553)
--------------------------------------------------------------------------------
Cash flows from investing activities:
  Acquisition of property, plant and equipment,
   net                                            (11,580)   (14,449)   (16,283)
  Capitalized software development costs          (12,107)   (11,586)   (12,195)
  Proceeds from sale of real estate                     -      1,000          -
-------------------------------------------------------------------------------
Net cash (used in) investing activities           (23,687)   (25,035)   (28,478)
-------------------------------------------------------------------------------
Cash flows from financing activities:
  Revolver borrowings                              60,361          -     21,400
  Revolver repayments                             (55,562)         -    (37,600)
  Proceeds from notes and mortgages                 5,584      6,600     11,511
  Principal payments on notes and mortgages        (7,725)   (13,204)    (6,649)
  Proceeds from issuing common stock                1,829      3,604     61,252
  Proceeds from issuing convertible debentures     23,562          -          -
  Proceeds from issuing preferred stock                 -     19,150          -
  Payment of preferred stock dividends             (1,800)         -          -
-------------------------------------------------------------------------------
Net cash provided by financing activities          26,249     16,150     49,914
-------------------------------------------------------------------------------
Effect of exchange rates on cash                     (227)       (74)      (379)
-------------------------------------------------------------------------------
Net increase (decrease) in cash and cash
 equivalents                                       (4,738)     7,821     15,504
Cash and cash equivalents at beginning of year (1) 26,264     18,443      2,939
-------------------------------------------------------------------------------
Cash and cash equivalents at end of year (1)      $21,526    $26,264    $18,443
-------------------------------------------------------------------------------

Supplemental disclosures of cash flow information:
  Cash paid during the year for:
    Interest                                       $2,864     $2,895     $3,158
    Income taxes, net                                $541       $447       $675
-------------------------------------------------------------------------------
(1) - The Corporation considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents.

The accompanying notes are an integral part of these consolidated financial statements.

               Notes to Consolidated Financial Statements

1.  Description Of Business and Summary of Significant Accounting Policies

Description of Business

The Company is a worldwide provider of wide area networking and telecommunications products. The Company designs, assembles, markets, installs and maintains products and services that enable telecommunications common carriers, corporations and governments to build, upgrade and better manage their global telecommunications networks. Products include Asynchronous Transfer Mode
(ATM) broadband switches, advanced xDSL-based network access systems, internetworking equipment and network management systems. The Company also provides comprehensive support services.

Principles of Consolidation

The consolidated financial statements include the accounts of the Company and its majority-owned subsidiary companies. Intercompany accounts, transactions and profits have been appropriately eliminated in consolidation.

Inventories

Inventories are stated at the lower of cost or market using a first-in, first-out method.

Property, Plant and Equipment

Property, plant and equipment are stated at cost and depreciated or amortized using the straight-line method over their estimated useful lives. The cost of internally constructed assets includes manufacturing labor and related overhead costs.

Capitalized Software Development Costs

Software development costs are capitalized for those products that have met the requirements of technological feasibility. Such costs are amortized on a product-by-product basis over the estimated economic life of the product. Unamortized costs are reviewed for recoverability and, if necessary, adjusted so as not to exceed estimated net realizable value. The accumulated amortization of capitalized software development costs amounted to $16,127,000 and $10,605,000 at September 30, 1997 and 1996, respectively.

Goodwill

Goodwill is generally amortized to expense over a 15-year period using the straight-line method. The valuation, recoverability and amortization of goodwill is reviewed on a periodic basis. The remaining unamortized portion of goodwill amounted to $4,999,000 and $5,489,000 at September 30, 1997 and 1996,
respectively. The accumulated amortization of goodwill amounted to $2,048,000 and $1,558,000 at September 30, 1997 and 1996, respectively.

Revenue Recognition

Revenue from equipment sales is generally recognized at the date of shipment unless the terms and conditions of the sale dictate recognition at a later date. Technology licensing fee revenue is recognized in the period received or, alternatively, may be accrued when reliably determinable.

Service revenue is either recognized when the service is performed or, in the case of maintenance contracts, on a straight-line basis over the term of the contract.

Revenue from sales-type leases is recognized at the date of shipment. Revenue from operating leases is recognized ratably over the lease term, and the related equipment is depreciated using the straight-line method over its estimated useful life which approximates four years. The average length of initial lease terms in fiscal 1997 was approximately 32 months. Leasing revenue includes income from the transfer (with full recourse) of certain finance lease receivables. Such income amounted to $195,000, $553,000 and $518,000 in fiscal 1997, 1996 and 1995, respectively.

Promotion and Advertising Costs

Promotion and advertising costs are charged to operating expense in the fiscal year in which they are incurred. Promotion and advertising costs amounted to $7,007,000, $6,528,000 and $5,828,000 in fiscal 1997, 1996 and 1995, respectively.

Income Taxes

The Company accounts for income taxes under the provisions of Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes," which requires the use of the liability method of accounting for deferred income taxes.

The provision for income taxes includes federal, foreign, state and local income taxes currently payable and deferred taxes resulting from temporary differences between the financial statement and tax basis of assets and liabilities. The Company intends to permanently reinvest the undistributed earnings of its foreign subsidiaries ($3,562,000 at September 30, 1997). Accordingly, no taxes have been provided on such earnings. In addition, no significant taxes would be required if such earnings were remitted due to net operating loss carryforwards available in the United States.

Earnings (Loss) Per Share

Earnings (loss) per share is computed using the weighted average number of common (including Class B stock) and common equivalent shares outstanding.
Common equivalent shares, which are derived from stock options and warrants, were excluded from the computations in fiscal 1997, 1996 and 1995 due to the net losses recorded in these fiscal years. Preferred stock dividends, paid for the first time in fiscal 1997, are deducted from net income (or added to net loss) in computing primary earnings (loss) per share.

Concentrations of Credit Risk

Financial instruments which potentially subject the Company to concentrations of credit risk consist principally of cash instruments and accounts receivable. The Company places its cash investments with high-quality financial institutions and as of September 30, 1997, maintained balances of approximately $20,200,000 with one such institution.

Approximately  $15,144,000,  or 39%,  of  consolidated  accounts  receivable  at
September  30,  1997   ($18,200,000,   or  41%,  at  September  30,  1996)  were
concentrated  in  telephone  companies  in

North America and Europe. These receivables are not collateralized due to the high credit ratings and the extensive financial resources available to such telephone companies.

Foreign Currency

Assets and liabilities of the Company's foreign subsidiaries in countries other than Mexico are translated using fiscal year-end exchange rates, and revenues and expenses are translated using average exchange rates prevailing during the year. The effects of translating such foreign subsidiaries' financial statements are recorded as a separate component of stockholders' equity. Due to high inflation in Mexico, effective January 1, 1997 the Company was required to change its method of translating the financial statements of its Mexican subsidiary to reflect the designation of the U.S. dollar as the functional currency. As a result, certain assets, liabilities and expenses are translated using historical exchange rates and the effects of translating the Mexican subsidiary's financial statements are recorded in the Company's statements of operations. The impact of this change was not material to the Company's financial results in fiscal 1997.

Included in other income are net recognized foreign currency exchange losses of $1,038,000, $325,000 and $323,000 for fiscal 1997, 1996 and 1995, respectively.

Post-Retirement and Post-Employment Benefits

The Company accounts for post-retirement benefits and post-employment benefits under the provisions of Statement of Financial Accounting Standards No. 106, "Employer's Accounting for Post-Retirement Benefits Other Than Pensions," and Statement of Financial Accounting Standards No. 112, "Employers' Accounting for Post-Employment Benefits," respectively, each of which requires the use of an accrual method of accounting for such benefits. The annual expense and other disclosure information applicable to such benefits is not material.

Accounting for Stock-Based Compensation

As permitted under Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation," the Company has elected to continue to measure costs for its employee stock compensation plans by using the accounting methods prescribed by Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," which allows that no compensation cost be recognized provided the exercise price of options granted is equal to the fair market value of the Company's stock at date of grant. Reference is made to Note 10 for further information.

Future Adoption of New Accounting Statements

Statements of Financial Accounting Standards ("SFAS") No. 125, "Accounting for Transfers and Servicing of Financial Assets and Extinquishments of Liabilities," and SFAS No. 128, "Earnings Per Share," require adoption in fiscal 1998. SFAS No. 125 is not expected to have a material impact on the Company's financial position or results of operations. SFAS No. 128 simplifies existing computational guidelines, revises disclosure requirements and increases comparability of earnings per share information on an international basis. No restatement of the Company's fiscal 1997 or fiscal 1996 reported loss per share information is anticipated from adoption of this pronouncement.

SFAS No. 130, "Reporting Comprehensive Income," establishes standards for the reporting and display of comprehensive income and its components (revenues, expenses, gains and losses) in a full set of general-purpose financial statements. The Company will adopt SFAS No. 130 in fiscal 1999.

SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information," which, among other things, changes the way public companies report information about operating segments, also becomes effective for the Company in fiscal 1999. The Company, which currently operates solely in the multimedia communications industry, has not yet evaluated the effects of this pronouncement on its reporting of segment information.

Statement Of Position 97-2, "Software Revenue Recognition," ("SOP 97-2") was issued by the Accounting Standards Executive Committee on October 27, 1997 and provides guidance on applying generally accepted accounting principles in recognizing revenue on software transactions. SOP 97-2, effective in fiscal 1999 (earlier application is encouraged and retroactive application is prohibited), is not presently expected to have a material impact on the Company's reported financial position or results of operations.

Fair Values of Financial Instruments

Cash and cash equivalents - The carrying amount reported in the consolidated balance sheet for cash and cash equivalents approximates fair value due to their short-term nature.

Long-term debt - The carrying amounts of the Company's long-term borrowings, including current maturities, do not differ materially from the fair value based on current rates available to the Company for debt of the same remaining maturities.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods presented. Actual results could differ from those estimates. For example, the markets for the Company's products are characterized by intense competition, rapid technological development and frequent new product introductions, all of which could impact the future value of the Company's inventory, capitalized software and certain other assets.

Reclassifications

Certain reclassifications were made to prior years' financial statements to conform to the current year's presentation.

2.   Technology Licensing Agreements

The Company has entered into numerous technology licensing agreements whereby licensees pay the Company license fees for the use or sale of specific patented technology. Technology licensing revenues from such agreements amounted to $4,929,000, $6,131,000 and $949,000 in fiscal 1997, 1996 and 1995, respectively.
Fiscal 1996 licensing revenue includes $2,459,000 of fees received from one customer, a significant portion of which represented a retroactive application of license fees. Licensing revenues are reported as net product sales in the Company's consolidated financial statements.

3.  Inventories

Inventories consist of (in thousands):

     September 30,                                1997                1996
     ______________________________________________________________________
     Raw materials                              $16,075             $16,627
     Work-in-process                              4,914               6,726
     Finished goods                              20,760              21,235
     ______________________________________________________________________
                                                $41,749             $44,588
     ______________________________________________________________________

Fiscal 1995 financial results include a $7.6 million, or $0.38 per share, charge for an inventory write-down and other items primarily related to: (1) rapid technological improvements which served to devalue earlier generations of the APEX ATM product line; and (2) performance issues in vendor-supplied component parts.

4.  Property, Plant and Equipment

Property, plant and equipment consists of (in thousands):

                                                               Estimated
     September 30,                1997             1996        Useful Life
     ______________________________________________________________________

     Land                        $ 1,770       $ 1,764                 --
     Buildings and improvements   29,716        29,050       10 to 30 years
     Test equipment, fixtures
      and field spares            55,858        52,537        2 to 10 years
     Machinery and equipment      56,165        50,482        2 to 10 years
     _______________________________________________________________________

                                 143,509       133,833
     Less: accumulated
      depreciation                97,082        84,995
     _________________________________________________________________________
                                 $46,427       $48,838
     _________________________________________________________________________

Depreciation expense amounted to $14,014,000, $12,160,000 and $10,530,000 in fiscal 1997, 1996 and 1995, respectively.

5.  Long-Term Debt

Long-term debt consists of (in thousands):

     September 30,                             1997            1996
     __________________________________________________________________________

      Revolving credit facility              $ 4,799            $  --
      Notes payable                           15,353             16,955
      7-3/4% convertible subordinated
       debentures                             25,000               --
      Mortgages payable                       11,710             12,359
                                              ------            -------
                                              56,862             29,314
      Less:  current portion                   7,569              6,533
                                              ------            -------
                                             $49,293            $22,781
                                             =======            =======

Interest expense amounted to $3,300,000, $2,757,000 and $3,120,000 in fiscal 1997, 1996 and 1995, respectively.

The following is a schedule of the future minimum payments of long-term debt at September 30, 1997 (in thousands):

Years ended September 30,    1998   1999    2000    2001    2002     2003 and
                                                                    Thereafter
-------------------------------------------------------------------------------
                           $7,569  $6,092  $2,905  $6,294  $25,659     $8,343
-------------------------------------------------------------------------------
Total future minimum
payments                                                              $56,862
-------------------------------------------------------------------------------

Revolving Credit Facility

Throughout fiscal 1997 and through October 22, 1997, the Company had in place an agreement which provided the Company with a revolving credit facility (maturing in November 1998) in the maximum amount of $25 million, subject to a borrowing base formula (related to levels of certain accounts receivable and inventories) and adherence to financial covenants. Certain assets of the Company, including most accounts receivable and inventories, were pledged as collateral. Borrowings and letters of credit outstanding under this credit facility at September 30, 1997 were $4,799,000 and $935,000, respectively. No borrowings were outstanding at September 30, 1996.

On October 22, 1997, the Company terminated the above-referenced credit facility and entered into a new $40 million loan and security agreement (the "Loan Agreement") with Transamerica Business Credit Corporation and The CIT Group/Business Credit, Inc. The new Loan Agreement has provided the Company with $15 million in proceeds (received on October 22, 1997) from a five-year term loan which bears interest at a rate of 11.51% per annum and is payable in 20 predetermined quarterly installments, including a balloon payment of $4.3 million due on September 15,

2002. In addition, the Loan Agreement provides for a $25 million (maximum value) revolving line of credit for a three-year period ending in October 2000, subject to extension. Availability of such funds is subject to satisfying a borrowing base formula related to levels of certain accounts receivable and inventories. Interest on borrowings under the revolving line will be charged at the higher of: (1) the prime rate of interest plus 1%; or (2) a published
annualized    rate for  90-day  dealer  commercial  paper  plus 1% (on
September 30, 1997, the prime rate was 8.5% and the applicable 90-day dealer commercial paper rate was 5.51%). Most assets of the Company, including accounts receivable, inventories and property, plant and equipment, are pledged as collateral.

The new loan and security agreement does include covenants which may limit access to future borrowings and may accelerate payment requirements on outstanding borrowings. The most restrictive covenant requires the maintenance of a minimum balance of $80 million for the sum of stockholders' equity (excluding future foreign currency translation adjustments) and outstanding 7-3/4% convertible debentures. As such balance at September 30, 1997 was $105 million, this covenant effectively limits the sum of cumulative future losses and preferred stock dividend payments, less 60 percent of the value of new capital stock issued, to $25 million. Other covenants require that the Company maintain a current ratio equal to or greater than 1.5 and that annual capital expenditures not exceed $15 million. Since the Company realized losses of $11.5 million and $42.8 million, respectively, for the quarter and year ended September 30, 1997, a combination of cost reductions and revenue growth are required in fiscal 1998 to maintain compliance with the loan's financial covenants. In the event of non-compliance with financial or other covenants, the Company would have to obtain a waiver or amendment from the lender and there is no assurance that the lender would grant such a waiver or amendment. The Company's inability to have access to the new loan and security agreement and/or alternative financing sources would have a material adverse effect on the Company's financial condition. Management has implemented and is committed to execute further cost reduction actions as necessary to improve the Company's operating results and maintain availability of the new loan and security agreement.

Notes Payable

The Company has entered into three-, four-, and five-year note and installment purchase agreements collateralized by certain machinery, test equipment, furniture and fixtures. The outstanding balance of $15,353,000 at September 30, 1997, which approximates the net book value of the underlying equipment, bears interest at fixed rates ranging from 6.5% to 11.59%, at prime rate plus 1%, or at the 30-day commercial paper rate plus 3.75%. Individual notes mature between fiscal 1998 and fiscal 2001.

Convertible 7-3/4% Debentures

On September 26, 1997, the Company issued $25,000,000 of convertible senior subordinated debentures ("Debentures") which mature on September 30, 2002 (if not converted or redeemed) and accrue interest at a rate of 7-3/4% per annum. The Debentures, issued to qualified institutional buyers and accredited institutional investors, are convertible into shares of the Company's common stock at a conversion price of $6.86 per share, or the equivalent of 145.8 shares of common stock for each $1,000 principal amount of Debentures. Under certain conditions, such conversion price may be reset to a reduced price per share on March 30, 1998 and/or September 30, 1999, but in no event may the conversion price be reset at a price below 85 percent of the original conversion price. The Debentures are subordinated in right of payment to most other indebtedness of the Company and are equal to or senior to other subordinated indebtedness.

The Debentures may not be redeemed by the Company prior to September 30, 2000 and are redeemable, in whole or in part, at the option of the Company, at 103.1% of principal value during the period September 30, 2000 through September 29, 2001 if certain conditions are met and without conditions at 101.55% of the principal value on or after September 30, 2001 or 100% of principal value on or after September 30, 2002 (maturity).

During the 30-day period commencing September 30, 2000, each holder of the Debentures can require the Company to repurchase the Debentures at 100% of principal value. The Company may satisfy such repurchase obligations through the issuance of non-convertible senior subordinated notes which are subordinated to the same extent, due on the same maturity date and have substantially the same terms as the Debentures, except such newly issued notes shall not be convertible and will bear a rate of interest required for such new securities to have a market value equal to 100% of their principal amount on the date of repurchase, but in no event shall such interest rate exceed 14% per annum.

Mortgages Payable

Mortgages outstanding on the Company's corporate headquarters and manufacturing facilities, which bear interest at 90-day LIBOR (5.63% at September 30, 1997) plus 2%, amounted to $10,225,000 and $10,625,000 at September 30, 1997 and 1996,
respectively. Quarterly principal payments of $100,000 are required until these mortgages mature in the year 2003. In addition, two mortgages with remaining principal balances of $1,485,000 and $1,734,000 at September 30, 1997 and 1996, respectively, were outstanding on the Company's buildings in the United Kingdom. These mortgages bear interest at six-month LIBOR (5.69% at September 30, 1997) plus 1.3% and mature in fiscal 2003.

6.  Income Taxes

(Loss) before income taxes consists of both domestic and foreign income (loss), as follows (in thousands):

Years ended September 30,                        1997        1996       1995
_____________________________________________________________________________
United States                                 $(43,561)   $(16,421)  $(22,452)
Foreign                                          1,210         451     (4,028)
_____________________________________________________________________________
                                              $(42,351)   $(15,970)  $(26,480)
_____________________________________________________________________________

The provision for income taxes consists of the following amounts (in thousands):

Years ended September 30,                        1997        1996       1995
_____________________________________________________________________________
Current:
    State                                        $200         $325      $600
    Foreign                                       (61)         817       571
_____________________________________________________________________________
                                                 $139       $1,142    $1,171
_____________________________________________________________________________
Deferred:
   Federal                                        $25        $(22)     $(80)
   Foreign                                        236          80        59
_____________________________________________________________________________
                                                 $261         $58      $(21)
_____________________________________________________________________________
The following reconciles the U.S. statutory income tax rate to the Company's effective rate:

Years ended September 30,                         1997        1996      1995
_____________________________________________________________________________
Federal statutory rate                          (34.0)%      (34.0)%   (34.0)%
No benefit recognized for domestic net
  operating loss                                 34.5         32.9      27.5
Effect of foreign income taxes                   (0.6)         4.7       7.5
State and local income taxes                      0.5          2.0       2.3
Non-deductible expenditures                       0.5          1.9       1.0
_____________________________________________________________________________
                                                  0.9%         7.5%      4.3%
_____________________________________________________________________________

For regular income tax reporting purposes at September 30, 1997, foreign and domestic tax credits and net operating loss carryforwards amounted to $7,440,000 and $111,400,000, respectively. Domestic federal loss carryforwards of $103,400,000 expire between 2004 and 2013, of which approximately $13,100,000 relate to items which will be credited to stockholders' equity when applied; domestic state loss carryforwards of $65,000,000 expire between 1998 and 2013. Foreign loss carryforwards of $8,000,000 expire beginning in 1998. Tax credit carryforwards expire between 1998 and 2013.

For federal alternative minimum tax purposes, net operating loss carryforwards amounted to $95,800,000 at September 30, 1997. These carryforwards may be carried forward indefinitely to offset any excess of regular tax liability over alternative minimum tax liability, subject to certain separate company limitations.

The tax effects of the significant temporary differences comprising the deferred tax assets and liabilities at September 30, 1997 and 1996 are as follows (in thousands):

Deferred Tax Assets                             1997                1996
__________________________________________________________________________
Receivable reserve                             $ 2,100             $1,849
Inventory reserve                                5,692              6,789
Deferred income                                  1,820              2,372
Other accruals                                     604              1,186
Loss carryforwards                              43,360             25,030
Tax credits                                      7,440              8,950
___________________________________________________________________________
                                                61,016             46,176
Valuation allowance                            (45,056)           (29,484)
___________________________________________________________________________
Net deferred tax assets                        $15,960            $16,692
___________________________________________________________________________
Deferred Tax Liabilities
___________________________________________________________________________
Depreciation                                   $ 3,694            $ 3,553
Deferred income                                  1,240              1,840
Capitalized software                             9,400              9,357
Operating leases                                   574                638
Capital leases                                   1,386              1,613
Other                                              211                196
___________________________________________________________________________
Gross deferred tax liability                   $16,505            $17,197
___________________________________________________________________________

Statement of Financial Accounting Standard No. 109, "Accounting For Income Taxes," requires a valuation allowance against deferred tax assets if, based on available evidence, it is more likely than not that some or all of the deferred tax assets will not be realized. The Company believes that uncertainty exists with respect to the future realization of deferred tax assets and, as a result, carries a valuation allowance for such items. The valuation allowances, disclosed in the deferred tax summary above, increased by $15,572,000 and $6,273,000 in fiscal 1997 and 1996, respectively.

7.  Operating Leases

The Company has certain non-cancelable operating leases on automobiles, subsidiary locations, sales offices and service facilities which expire within one to seven years. These leases generally contain renewal options and provisions for payment by the lessee of executory costs (taxes, maintenance and insurance). In addition, the Company has a non-cancelable operating lease through fiscal 2003 for its Connecticut engineering facility. This lease includes scheduled rent increases, and a portion of the rental cost ($1,091,000, representing approximately nine months of rent) was prepaid at September 30, 1997. Included in selling, general and administrative expenses for fiscal 1995 is a gain of $650,000 resulting from the early termination of a lease obligation for an industrial facility which had been vacated in 1988 as part of a cost reduction program.

The following is a schedule of the future minimum payments on such leases at September 30, 1997 (in thousands):


                               1998     1999      2000      2001      2002     2003 and thereafter
___________________________________________________________________________________________
                             $2,760    $3,409    $2,463    $2,132    $1,940    $ 1,959
___________________________________________________________________________________________

Total future minimum lease payments                                            $14,663
Less:  future sublease income, non-cancelable through 2001                       5,035
___________________________________________________________________________________________
Net future lease payments                                                      $ 9,628
___________________________________________________________________________________________

Net rental expense for the three most recent fiscal years was (in thousands):

                                      Rental          Sublease
                                      Expense         Income          Net
_______________________________________________________________________________
1997                                  $6,086          $1,313          $4,773
1996                                   6,063           1,198           4,865
1995                                   6,330           1,981           4,349
_______________________________________________________________________________

8. Stockholders' Equity

Transactions in capital stock during fiscal 1995, 1996 and 1997 were as follows (in thousands except share amounts):

                                  Preferred Stock      Common Stock       Capital       Treasury Stock     Foreign
                                  ------------------  -----------------     in Excess    -----------------   Currency
                                  Shares      Amount    Shares     Amount   of Par       Shares     Amount   Translation
-------------------------------------------------------------------------------------------------------------------------
Balance, September 30, 1994       -           -       18,733,739  $1,873    $68,027      841,773   ($5,989)    ($901)
Exercise of stock options                                318,470      32      1,370      (61,151)      285         -
Employee stock purchase plan                               -          -         612     (106,948)      780         -
Underwritten public offering                           2,070,000     207     58,067          -           -         -
Foreign currency translation
 adjustment                                                -          -         -            -           -     (1,125)
-------------------------------------------------------------------------------------------------------------------------
Balance, September 30, 1995       -           -       21,122,209   2,112    128,076       673,674   (4,924)    (2,026)
Exercise of stock options         -           -          265,221      27      1,424       (92,992)     624         -
Employee stock purchase plan      -           -            -          -         358      (158,253)   1,172         -
Private placement offering      800,000     $800           -          -      18,350          -           -         -
Foreign currency translation
 adjustment                       -           -            -          -         -            -           -       (484)
------------------------------------------------------------------------------------------------------------------------
Balance, September 30, 1996     800,000      800      21,387,430   2,139    148,208       422,429   (3,128)    (2,510)
Exercise of stock options         -           -           95,242       9        447        (1,512)      13         -
Employee stock purchase plan      -           -          236,922      24      1,478            -         -         -
Foreign currency translation
 adjustment                       -           -            -          -         -              -         -         21
Other                             -           -            -          -       (269)       (90,535)     670          -
========================================================================================================================
Balance, September 30, 1997     800,000     $800      21,719,594  $2,172  $149,864        330,382  ($2,445)   ($2,489)
========================================================================================================================

The Common Stock referenced above includes both Class B stock and common stock. Class B stock, under certain circumstances, has greater voting power in the election of directors. However, common stock is entitled to cash dividends, if and when paid, 11.11% higher per share than Class B stock. The Company has never declared or paid cash dividends on its common stock and terms of the Company's revolving credit facility prohibit the Company from paying cash dividends, with the exception of dividends authorized for payment on the Company's preferred stock (referenced below). Class B stock has limited transferability and is convertible into common stock at any time on a share-for-share basis. At September 30, 1997, 1996 and 1995, Class B stock outstanding amounted to 2,136,933, 2,137,443 and 2,217,836 shares, respectively.

"Other" activity for fiscal 1997 includes the issuance of treasury shares in satisfaction of payment for certain legal services rendered. The fair market value (on date of issuance) of shares issued was charged to expense.

On September 30, 1996, the Company completed the sale of 800,000 shares of 9% Cumulative Convertible Exchangeable Preferred Stock (Preferred Stock) pursuant to a private placement offering. The sales price was $25.00 per share, resulting in net proceeds of approximately $19.2 million. The preferred stock accrues dividends at a rate of 9% per annum, cumulative from the date of issuance and payable quarterly in arrears. The Preferred Stock can be converted into common stock at $13.65 per share, or the equivalent of 1.8315 shares of common stock for each share of Preferred Stock. Effective September 30, 1998, the Company has the option to exchange the Preferred Stock for 9% Convertible Subordinated Debentures due 2006, at the rate of $25.00 principal amount of Debentures for each share of Preferred Stock outstanding at the time of exchange. The Preferred Stock cannot be redeemed by the Company prior to September 30, 1999.

On December 22, 1994, the Company completed the sale of 2,070,000 shares of common stock, resulting in net proceeds of approximately $58.1 million.

9.  Industry and Geographic Area Information

The  Company  operates  solely  in  the  multimedia   communications   industry.
Geographic area information for 1997, 1996 and 1995 is presented below (in thousands):


                                                  Western
                                                 Hemisphere
1997                          United States     (except U.S.)       Europe    Eliminations   Consolidated
_________________________________________________________________________________________________________
Revenues                        $156,826(1)         $23,715         $27,225    $   -         $207,766
Transfers between geo-
 graphic areas                    21,596               -                -       (21,596)         -
_________________________________________________________________________________________________________
Total revenues                  $178,422            $23,715         $27,225    $(21,596)     $207,766
_________________________________________________________________________________________________________
Operating profit (loss)         $(32,633)           $  (543)        $ 3,178    $     -       $(29,998)
_________________________________________________________________________________________________________
General corporate expenses, net                                                                (9,530)
Interest expense, net                                                                          (2,823)
_________________________________________________________________________________________________________
Loss before income taxes                                                                     $(42,351)
_________________________________________________________________________________________________________
Total assets                    $158,432            $10,080         $18,823    $      -      $187,335
_________________________________________________________________________________________________________

                                                  Western
                                                 Hemisphere
1996                          United States     (except U.S.)       Europe    Eliminations   Consolidated
__________________________________________________________________________________________________________
Revenues                        $177,397(1)         $26,654         $31,078    $   -         $235,129
Transfers between geo-
  graphic areas                   30,578              -                  -      (30,578)         -
__________________________________________________________________________________________________________
Total revenues                  $207,975            $26,654         $31,078    $(30,578)     $235,129
__________________________________________________________________________________________________________
Operating profit(loss)          $(6,687)            $  (272)        $   745    $     -       $ (6,214)
__________________________________________________________________________________________________________
General corporate expenses, net                                                                (7,705)
Interest expense, net                                                                          (2,051)
__________________________________________________________________________________________________________
Loss before income taxes                                                                     $(15,970)
__________________________________________________________________________________________________________
Total assets                    $172,231            $13,028         $19,795    $     -       $205,054
__________________________________________________________________________________________________________

                                                  Western
                                                 Hemisphere
1995                          United States     (except U.S.)       Europe    Eliminations   Consolidated
_________________________________________________________________________________________________________
Revenues                        $172,994(1)      $21,035            $27,164    $   -         $221,193
Transfers between geo-
 graphic areas                    38,491            -                   886     (39,377)           -
________________________________________________________________________________________________________
Total revenues                  $211,485         $21,035            $28,050    $(39,377)     $221,193
________________________________________________________________________________________________________
Operating (loss)                $(12,392)        $(2,507)           $  (980)   $     -       $(15,879)
________________________________________________________________________________________________________
General corporate expenses, net                                                                (8,246)
Interest expense, net                                                                          (2,355)
_________________________________________________________________________________________________________
Loss before income taxes
  and accounting changes                                                                     $(26,480)
_________________________________________________________________________________________________________
Total assets                    $167,781          $8,944            $21,663    $        -    $198,388
_________________________________________________________________________________________________________

(1) Includes export sales by domestic operations of $56,769, $51,649 and $41,075 for fiscal 1997, 1996 and 1995, respectively.

10.  Employee Incentive Plans

Stock Option Plans

Officers and key employees may be granted incentive stock options at an exercise price equal to or greater than the market price on the date of grant and non-incentive stock options at an exercise price equal to or less than the market price on the date of grant. While individual options can be issued under various provisions, most options, once granted, generally vest in increments of 25% per year over a four-year period and expire within ten years. Under the terms of these stock option plans, the Company has reserved a total of 3,522,629 shares of common stock at September 30, 1997 (3,630,767 at September 30, 1996).

The following summarizes activity in fiscal 1995, 1996 and 1997 under these stock option plans:
                                                                      Weighted
                                                                      Average
                                                                      Exercise
                                                       Shares         Price
______________________________________________________________________________

Options outstanding, September 30, 1994
  (871,075 exercisable)                                2,546,197      $ 7.23
Options granted                                          254,100       13.15
Options exercised                                       (387,695)       4.71
Options canceled or expired                             (283,868)      11.96
_______________________________________________________________________________
Options outstanding, September 30, 1995
 (809,511 exercisable)                                 2,128,734      $ 7.75
Options granted                                        1,232,900       12.15
Options exercised                                       (363,420)       5.99
Options canceled or expired                             (369,673)      11.54
_______________________________________________________________________________
Options outstanding, September 30, 1996
 (852,816 exercisable)                                 2,628,541      $ 9.52
Options granted                                        1,717,200        7.70
Options exercised                                        (97,742)       4.86
Options canceled or expired                           (1,373,991)      11.83
_______________________________________________________________________________
Options outstanding, September 30, 1997
 (1,058,426 exercisable)                               2,874,008      $ 7.49
_______________________________________________________________________________

The following summarizes additional information regarding options outstanding and exercisable options as of September 30, 1997:


                                                                                       Options Exercisable
                            Options Outstanding at September 30, 1997                  at September 30, 1997
________________________________________________________________________________________________________________
                                                 Weighted            Weighted                       Weighted
                                                 Average             Average                        Average
Range of                     Number              Exercise            Contractual       Number       Contractual
Exercise Prices              Of Shares           Price               Life (Years)      Of Shares    Price
_________________________________________________________________________________________________________________

$  2.00 --  $  3.82             415,260               $3.50            4.36              415,260         $3.50
$  3.84 --  $  5.25             338,893                4.68            2.76              316,243          4.64
$  6.00 --  $  6.75             915,105                6.70            9.50               17,000          6.66
$  7.19 --  $  8.00             371,750                7.66            8.16              129,800          7.31
$  8.25 --  $  9.88             301,650                9.02            8.88               39,750          9.54
$  9.94 --  $12.31              387,200               11.83            8.09              124,673         11.93
$13.88 --  $14.19                25,400               13.97            8.42                6,250         13.96
$15.50 --  $16.19               118,750               15.52            6.86                9,450         15.57

$  2.00 to $16.19             2,874,008              $7.49             7.41            1,058,426         $5.75
                              =========              =====             ====            =========         =====
__________________________________________________________________________________________________________________

The weighted average option price of exercisable options was $5.75, $5.14 and $4.76 at September 30, 1997, 1996 and 1995, respectively. All options granted during the three fiscal years ended September 30, 1997 were granted at an option price equal to fair market value at date of grant.

Employee Stock Purchase Plan

The Company has a stock purchase plan to encourage employees to participate in the Company's future growth. At September 30, 1997, 51,530 shares were reserved for purchase by employees through payroll deductions regularly accumulated over six-month payment periods. At the end of each payment period, Common Stock is purchased at 85 percent of the market value of the stock on the first or last day of the payment periods, whichever is lower. However, the purchase of Common Stock under this plan is prohibited if 85 percent of the market value of the Common Stock is less than the book value per share. Note 8, "Stockholders' Equity," presents the historical activity under this plan during the three years ended September 30, 1997.

Employee Retirement Savings and Deferred Profit Sharing Plan

Under the retirement savings provisions of the Company's retirement plan established under Section 401(k) of the Internal Revenue Code, employees are generally eligible to contribute to the plan after three months of continuous service, in amounts determined by the plan. The Company contributes an additional 50 percent of the employee contribution up to certain limits (not to exceed 2 percent of total eligible compensation). Employees become fully vested in the Company's contributions after three years of continuous service, death, disability or upon reaching age 65. The amounts charged to expense for the years ended September 30, 1997, 1996 and 1995 were $1,133,200, $919,600 and $866,300, respectively.

The deferred profit sharing provisions of the plan include retirement and other related benefits for substantially all of the Company's full-time employees. Contributions under the plan are funded annually and are based, at a minimum, upon a formula measuring profitability in relation to revenues. Additional amounts may be contributed at the discretion of the Company. There were no such contributions for fiscal 1997, 1996 or 1995.

Stock-Based Compensation

As permitted under Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" ("SFAS No. 123"), the Company has elected to continue to measure costs for its employee stock compensation plans by using the accounting methods prescribed by Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," which allows that no compensation cost be recognized provided the exercise price of options granted is equal to or greater than the fair market value of the Company's stock at date of grant. As a result, no compensation cost or charges to income are included in the Company's Statements of Operations for incentive stock options or Employee Stock Purchase Plan activity.

Pro forma results, representative of financial results which would have been reported by the Company if it had adopted the fair value-based method of accounting for stock-based compensation under SFAS No. 123, are summarized below:

                                               Years Ended September 30,
                                               -------------------------
                                                1997             1996
                                                ----             ----
  Net loss, as reported                      $ (42,751)        $(17,170)
  Estimated stock compensation costs          (  3,569)         ( 2,579)

  Pro forma net loss                         $ (46,320)        $(19,749)

  Pro forma net loss per share               $   (2.28)        $  (0.95)

The Black-Scholes method was used to compute the pro forma amounts presented above, utilizing the weighted average assumptions summarized below. The weighted average fair value of options granted was $3.99 and $6.58 for the years ended September 30, 1997 and 1996, respectively.

                                                                 Employee Stock
                                        Stock Option Plans        Purchase Plan
                                        ------------------       --------------
                                      1997           1996       1997       1996
                                      ----           ----       ----       ----
  Risk-free interest rate            6.59%          6.03%       5.62%     5.47%
  Volatility (%)                    57.34%         57.14%      50.28%    50.19%
  Expected life (in years)           4.52           4.91        0.50      0.50
  Dividend yield rate                 nil            nil         nil       nil

11.  Leasing Subsidiary

The Company's consolidated financial statements include the accounts of its wholly-owned leasing subsidiary, DataComm Leasing Corporation. The leasing subsidiary purchases most equipment for lease to others from General DataComm, Inc.

The following represents condensed financial information of DataComm Leasing Corporation (in thousands).

Financial Condition
September 30,                                 1997         1996
_______________________________________________________________________________
Current assets                                $2,063     $1,867
Noncurrent assets                              1,293      1,714
Due from General DataComm, Inc.                6,368      5,235
_______________________________________________________________________________
Total assets                                  $9,274     $8,816
_______________________________________________________________________________
Current liabilities                           $1,431     $1,663
Noncurrent liabilities                            33         34
Stockholder's equity                           8,260      7,119
_______________________________________________________________________________
Total liabilities and stockholder's equity    $9,724     $8,816
=============================================================================

Results of Operations
Years ended September 30,                     1997        1996         1995
_______________________________________________________________________________
Net revenues                                  $4,813     $6,489      $5,807
_______________________________________________________________________________
Income before income taxes                    $1,902     $3,261      $2,371
===============================================================================
Lease Financing Programs

DataComm Leasing Corporation maintains agreements with financial institutions whereby certain finance lease receivables are transferred with full recourse. The underlying equipment is retained as collateral by DataComm Leasing Corporation. Proceeds received by the leasing subsidiary from the transfer of such receivables amounted to $1,344,000, $2,452,000 and $2,613,000 for fiscal 1997, 1996 and 1995, respectively. The balance of all transferred receivables which were due to be paid by the original lessees under the remaining lease terms as of September 30, 1997 and 1996 amounted to $2,865,000 and $4,449,000, respectively.

12.  Quarterly Financial Data (Unaudited)

In thousands except per share data

Fiscal 1997               First         Second          Third         Fourth
_______________________________________________________________________________
Revenues                 $59,043        $50,771        $46,586       $51,366
Gross Profit              25,999         21,865         19,222        21,567
Operating loss            (5,123)       (10,464)       (12,878)       (9,954)
Net loss                 $(5,674)      $(11,718)      $(13,820)     $(11,539)
Loss per share (1)        $(0.29)        $(0.58)        $(0.67)       $(0.56)
_______________________________________________________________________________
Fiscal 1996               First         Second          Third         Fourth
_______________________________________________________________________________
Revenues                 $59,799       $59,170         $56,569      $59,591
Gross profit              27,101        27,595          24,151       27,282
Operating loss            (2,034)       (1,877)         (6,895)      (3,920)
Net loss                 $(2,891)      $(1,656)        $(7,767)     $(4,856)
Loss per share (1)        $(0.14)       $(0.08)         $(0.37)      $(0.23)
_______________________________________________________________________________

(1) Loss per share amounts for each quarter are required to be computed independently and, in both fiscal 1997 and fiscal 1996, did not equal the full year loss per share amounts.

                        Report of Independent Accountants

To the Stockholders and Board of Directors of General DataComm Industries, Inc.

We have audited the accompanying consolidated balance sheets of General DataComm Industries, Inc. and Subsidiaries as of September 30, 1997 and 1996 and the related consolidated statements of operations and accumulated deficit and cash flows for the years ended September 30, 1997, 1996 and 1995. These financial statements are the responsibility of the Corporation's' management. Our responsibility is to express an opinion on these financial statements based upon our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of General DataComm Industries, Inc. and Subsidiaries as of September 30, 1997 and 1996, and the consolidated results of their operations and their cash flows for the years ended September 30, 1997, 1996 and 1995, in conformity with generally accepted accounting principles.



Coopers & Lybrand L.L.P.
Stamford, Connecticut
December 22, 1997