Form 10-K, Exhibit 13
period 1998-09-30
GENERAL DATACOMM INDUSTRIES INC
filed 1999-01-12
CIK 40518

Exhibit 13

                              Financial Highlights



Five-Year Selected Financial Data
In thousands except per share, ratio and employee data

Years ended September 30,                                1998          1997            1996              1995             1994
------------------------------------------------------------------------------------------------------------------------------------
Operations
  Revenues                                               $194,255      $207,766       $235,129          $221,193       $210,990
  Restructuring of operations and other charges            (2,500)(1)       --              --            (7,600)(4)         --
  Operating income (loss)                                 (26,740)     (38,419)        (14,726)          (24,618)           661
-----------------------------------------------------------------------------------------------------------------------------------
  Net loss                                                (33,392)     (42,751)        (17,170)(3)       (27,630)        (2,328)(5)
  Basic and diluted loss per share                         ($1.64)      ($2.11)         ($0.83)(3)        ($1.40)        ($0.14)(5)
-----------------------------------------------------------------------------------------------------------------------------------
Financial Position
  Working capital                                        $25,101       $51,926         $67,633            $63,287       $56,413
  Current ratio                                            1.5:1         2.0:1           2.2:1              2.2:1         2.2:1
  Total assets                                           149,538       187,335         205,054            198,388       180,264
  Long-term debt, less current portion                    52,679        49,293          22,781             23,435        42,118
  Stockholders' equity (2)                                45,958        80,028         122,186            117,085        84,487
-----------------------------------------------------------------------------------------------------------------------------------
General
  Research and product development:
     Gross spending (before software
      capitalization)                                    $44,590       $52,983         $45,707           $40,439        $33,189
     Net expense                                          31,937        40,876          34,121            28,244         20,076
  Investments in property, plant and equipment             7,446        11,766          14,537            16,398         11,534
  Cash flows provided by (used in) operating activities     (951)       (7,073)         16,780            (5,553)        (3,521)
-----------------------------------------------------------------------------------------------------------------------------------
Average number of common and
  common equivalent shares outstanding                    21,495        21,105          20,717            19,772         16,659
Average number of employees                                1,572         1,809           1,814             1,849          1,823
-----------------------------------------------------------------------------------------------------------------------------------

(1) - Represents a charge of $2.5 million, or $0.12 per share, for severance costs associated with employee terminations and for asset writeoffs.

(2) - Cash dividends on Common Stock and Class B Stock are not permitted by the Company's principal loan agreement.

(3) - Fiscal 1996 net loss includes a $1.0 million, or $0.05 per share, gain on the sale of real estate.

(4) - Represents a charge of $7.6 million, or $0.46 per share, for inventory write-down and other items.

(5) - Fiscal 1994 net loss includes: (i) after-tax charges totaling $433, or $0.03 per share, resulting from the adoption of Financial Accounting Standards Nos. 106 and 112, and (ii) an income tax benefit of $1,700, or $0.10 per share, relating to the resolution of a foreign tax issue.

                     Management's Discussion and Analysis of
                  Results of Operations and Financial Condition


General Summary Discussion

The Company's fiscal 1998 strategy was to focus on developing its ATM (asynchronous transfer mode) product business and bring operating expenses more in line with revenues. Significant progress was registered in both of these areas (ATM revenues grew over 30% and operating expenses were reduced by approximately $21.0 million); however, results overall remained unsatisfactory due to revenue declines in older product areas, as discussed later.

The new strategy for fiscal 1999 is to restructure the Company into distinct business units with increased operating autonomy and responsibility for business unit operating results. This is an expansion of the successful launch of the VITAL Network Services subsidiary and its multi-vendor service initiatives in the telecommunications industry. The two new business units, Broadband Systems (ATM and Internetworking products) and Network Access (Access products), will each have a general manager and dedicated marketing, sales and product development operations. As a result, the business units will be focused on products, sales channels and technologies unique to each unit and will be streamlined to deliver the best product performance and customer satisfaction. The formal roll-out of this program was announced in December 1998 (see Note 15 to the "Notes to Consolidated Financial Statements" for further discussion of this restructuring activity).

Also, the Company is focusing on divesting non-strategic assets and operations, and on partnering with other companies on new product developments to reduce working capital requirements (see Note 15 to the "Notes to Consolidated Financial Statements" for discussion of a sale of a division of the Company which occurred subsequent to September 30, 1998).

Maintaining adequate financial resources to support operations remains a top priority of management. The Company's loan and security agreement requires a significant improvement in operating results in fiscal 1999 in order to maintain compliance with the agreement's financial covenants. The restructuring initiative and division sale, both described above, were targeted at improving the Company's financial condition and maintaining compliance with the agreement's financial covenants, and management is committed to further actions, if necessary, to maintain compliance with such financial covenants. Please reference the "Financial Condition and Liquidity" section below for further discussion.

Results of Operations

The following table sets forth selected consolidated financial data stated as a percentage of total revenues:

                                               Fiscal Year Ended September 30,
                                             ---------------------------------
                                             1998           1997        1996

      Revenues:
         Net product sales                   75.7%           76.5%       76.9%
         Service revenue                     19.5            18.6        16.6
         Other                                4.8             4.9         6.5
                                            100.0           100.0       100.0
      ------------------------------------------------------------------------
      Costs and expenses:
         Cost of revenues                    51.8            51.5        49.9
         Amortization of capitalized software
           development costs                  6.1             5.8         4.9
         Selling, general and administrative 38.1            41.5        36.9
         Research and product development    16.5            19.7        14.5
         Restructuring of operations          1.3              -            -
      ------------------------------------------------------------------------
      Operating loss                        (13.8)          (18.5)       (6.2)
      ------------------------------------------------------------------------
      Net loss                              (17.2)%         (20.6)%      (7.3)%
      -------------------------------------------------------------------------

The mix of revenue among the categories remained relatively consistent, with service representing a larger share of total revenue due to the overall decline in product revenues. Gross margin rates were also relatively consistent.

However, a significant change is reflected in lower operating expense levels, which, excluding restructuring charges, declined 6.6% as a percentage of revenue due to the successful implementation of cost reduction initiatives.

Revenues:
                                                       ($ in thousands)
                                               --------------------------------
     Fiscal Year Ended September 30,              1998        1997         1996
     --------------------------------------------------------------------------
     Revenues                                 $194,255     $207,766    $235,129
     Decrease from prior year                  (6.5)%       (11.6)%

Fiscal 1998 revenues were $194.3 million, a decline of 6.5% from the prior year. The reduction, principally comprised of a decline in product revenue, was related to a number of factors, including weak economic conditions in Asia and product line transitions. In the Broadband Systems business unit, ATM products registered growth of over 30% (to over $50 million) and became the largest product line component of this business unit. However, other broadband systems (principally time-division multiplexing [TDM]) products registered a decline of 35.8%, with most of the reduction attributable to the turmoil in Asia's financial markets; the Broadband Systems business unit registered an overall net revenue decline of 6.2%. In the Network Access business unit, customer transitions to higher speed digital products did not offset continued declines in lower speed legacy products, resulting in a net revenue decline of 9.1%. VITAL Network Services' revenues were affected by the lower volumes of the Company's product sales on which services are performed. However, the business unit was able to offset most of this decline with new service initiatives in the multi-vendor area. Other revenues, comprised of leasing, technology license fee and contract engineering revenues, declined $0.7 million, with reductions in leasing and license fee revenue being partially offset with an increase in contract engineering revenue.

Geographically, the revenue loss experienced in fiscal 1998 occurred primarily in international markets, whereas the reduction in fiscal 1997 revenue principally occurred domestically. Domestic and international revenues amounted to 50.3% and 49.7% of fiscal 1998 revenues, respectively, as compared to 48.3% and 51.7%, respectively, for fiscal 1997.

Fiscal 1997 revenues were also impacted by a decline in demand for the Company's legacy analog and low-speed data set products (down $13.2 million); this business declined significantly as market requirements moved to higher speeds. ATM product shipments were down $3.8 million, or 9.1%, in fiscal 1997. However, market demand for the Company's ATM products began escalating in the last two quarters of fiscal 1997. Other product sales were down $4.9 million, or 9.2%. Service revenues were slightly lower in fiscal 1997. Other revenues reflected a decline of $5.2 million, or 33.7%, attributable to reductions in leasing revenue ($1.9 million, resulting from weakness in the domestic direct sales channel market); technology licensing revenues ($1.2 million, principally due to one-time fees recorded in fiscal 1996); and lower contract engineering service revenues ($2.1 million).

Cost of  Revenues:
                                                        ($ in thousands)
                                              ---------------------------------
     Fiscal Year Ended September 30,            1998          1997       1996
     --------------------------------------------------------------------------
     Cost of revenues                         $100,622      $107,113   $117,400
     As a percent of revenue                     51.8%         51.6%      49.9%

     Amortization of capitalized software
      costs                                     11,867       12,000     11,600
     As a percent of revenue                      6.1%         5.8%       4.9%

The dollar reduction in fiscal 1998 cost of revenues is largely due to the lower product sales volumes. When measured as a percent of revenues, fiscal 1998 costs increased 0.2 percentage points as compared to fiscal 1997. This modest increase reflects higher subcontract costs in the international segment of the service business (which added 0.4 percentage points to costs) offset by slightly lower cost of product sales. Fiscal 1998 amortization of capitalized software costs increased as a percent of revenue due to the lower revenue base.

Fiscal 1997 cost of revenues  measured as a percentage of revenue,  increased by
1.7 percentage points as compared to fiscal 1996. The increase in costs, which equates to $3.4 million, is attributable to lower gross margins in products ($2.2 million), services ($0.6 million) and license fees ($0.6 million). Product margin reductions are attributable to price reductions on legacy analog products and certain low-speed product lines. Service margins reflect a shift of service business from higher margin domestic business to lower margin (sub-contract) international business, and license fee margins reflect lower revenues. Fiscal 1997 amortization of capitalized software costs, up slightly in dollars, increased by 0.9% when measured as a percent of revenue due to a reduced revenue base.

High technology products sold by the Company are generally subject to intense sales price pressures as competition grows and sales cycles reach maturity. The Company attempts to offset the effect of such sales price pressures with the negotiation of reduced material component prices, improvements in manufacturing costs and efficiencies and the introduction of new generation products which generally provide higher margins.

Selling, General and Administrative Expenses:

                                                       ($ in thousands)
                                                 ------------------------------
  Fiscal Year Ended September 30,                 1998        1997      1996
  -----------------------------------------------------------------------------
  Selling, general and administrative expenses   $74,069     $86,196    $86,734
  Decrease from prior year                        (14.1)%      (0.6)%
  As a percent of revenue                          38.1%        41.5%     36.9%
  -----------------------------------------------------------------------------

The Company implemented cost reduction actions in fiscal 1998 as part of an overall strategy to improve financial results. Fiscal 1998 general and administrative expenses were reduced $2.3 million, or 15.3%, from fiscal 1997 levels. Fiscal 1998 selling and marketing costs declined $9.8 million, or 13.8%, in the year. The lower spending levels were also reflected in the 3.4% reduction in expenses measured as a percent of revenue, which occurred despite a lower revenue base.

Fiscal 1997 general and administrative costs were held to an increase of only $143,000, or 1.0% as compared to the prior year. Selling and marketing costs were down $681,000 or 0.9%, for the same period. Salary and inflationary increases were offset by efficiencies resulting from reorganization initiatives in our international subsidiary and sales operations. However, selling, general and administrative expenses increased as a percentage of revenue due to a reduced revenue base in fiscal 1997.



Research and Product Development Expense:
                                                                 ($ in thousands)
                                                     ------------------------------------

     Fiscal Year Ended September 30,                 1998          1997          1996
     ------------------------------------------------------------------------------------

     Gross expenditures                              $44,590       $52,983       $45,707
     Increase (decrease) from prior year              (15.8)%        15.9%
     As a percent of revenue                            23.0%        25.5%         19.4%

     Capitalized software costs                        12,653       12,107        11,586
     As a percent of gross expenditures                 28.4%        22.9%         25.3%

     Net research and product development expense     $31,937      $40,876       $34,121
     Increase (decrease) from prior year              (21.9)%        19.8%
     As a percent of revenue                            16.4%        19.7%         14.5%
     ------------------------------------------------------------------------------------


Cost reductions were also implemented in the product development areas by reducing development activities targeted at sustaining legacy products and by focusing development resources on projects considered to have the highest likelihood of success. Spending in the ATM area continued at a significant rate, representing 55% of total R&D gross spending, as compared to 54% in fiscal 1997. The complexity of the ATM technology has historically demanded a significant investment in research and development programs. While future ATM investment levels, measured in both dollars and as a percent of revenue, are expected to remain high in relation to other product lines, the Company will pursue opportunities to reduce costs and the unusually high level of investment required, possibly through partnering with other parties on joint developments and/or divestiture of non-core product lines.

Fiscal 1998 capitalized software costs increased despite the reduction in gross expenditures, as projects matured and reached technological feasibility. As a result of the reduced gross spending level and higher capitalization amounts, overall net research and development expense declined 21.9% from fiscal 1997 and represented a lesser percent of revenue.

The Company conducts research and development activities at four locations, with the largest pool of resource in Middlebury, Connecticut, and remote facilities in Boston, Montreal and England.

Interest and Other Income and Expense:

Interest expense increased $3.1 million in fiscal 1998 over fiscal 1997. The increase is attributable to $25 million of 7 3/4% debentures issued on September 26, 1997 ($1.9 million of interest expense) and a $15 million term loan issued on October 22, 1997 ($1.6 million of interest expense), partially offset with reduced interest cost associated with reductions in other other debt. Fiscal 1997 net interest expense amounted to $2,823,000, up 37.6% from fiscal 1996. The increase is attributable to interest costs associated with fiscal 1997 revolving credit facility borrowings (no such borrowings occurred in fiscal 1996) and other financing costs incurred.

Other income and expense is typically comprised primarily of foreign currency gains and losses, which are discussed below under "Foreign Currency Risk." However, fiscal 1996 also includes a $1.0 million gain on the sale of real estate.

Income Taxes:

Income tax provisions for fiscal 1998, 1997 and 1996 amounted to $700,000, $400,000 and $1,200,000 respectively. Such provisions principally represent provisions for foreign income taxes and domestic state taxes. The reduced tax provision for fiscal 1997 principally reflects the reversal of tax contingency provisions in foreign tax-paying jurisdictions.

The Company has significant domestic net operating loss carryforwards (approximately $144 million at September 30, 1998) available to offset future income subject to federal income taxes. These net operating losses begin to expire in the year 2004.

During fiscal 1998 and 1997, the deferred tax asset valuation allowance increased by $17.6 million and $15.6 million, respectively, principally attributable to the uncertainty as to whether newly generated operating loss carryforwards will be utilized prior to expiration. Reference is made to Note 7 of the "Notes to Consolidated Financial Statements" for further discussion.

Market Risk

The Company is exposed to various market risks, including potential losses arising from adverse changes in market rates and prices, such as foreign currency exchange and interest rates. The Company historically has not entered into derivatives, forward exchange contacts or other financial instruments for trading, speculation or hedging purposes.

Foreign Currency Risk

The Company's foreign subsidiaries are exposed to foreign currency fluctuation since they are invoicing customers in local currencies while liabilities for product purchases from the parent Company are transacted in U.S. dollars. The impact of foreign currency fluctuations on these U.S. dollar-denominated liabilities are recorded as a component of "Other Income and Expense" in the Company's consolidated statements of operations and resulted in currency exchange losses of $400,000, $1,038,000 and $325,000 in fiscal 1998, 1997 and
1996, respectively. The larger exchange loss in fiscal 1997 is principally attributable to the strength of the U.S. dollar relative to the French franc and the German mark.

The introduction of the Euro as a common currency for members of the European Monetary Union is scheduled to take place in the Company's fiscal year 1999. The Company has not determined what impact, if any, the Euro will have on foreign exchange exposure. However, no individual foreign subsidiary comprises 10 percent or more of consolidated revenue or assets; most subsidiary operations represent less than 5 percent of consolidated revenue or assets. The Company historically has not entered into hedge contracts or any form of derivative or similar investment.

As a result of high inflation in Mexico, the Company was required to change its method of translating the financial statements of its Mexican subsidiary to reflect the designation of the U.S. dollar as the functional currency, effective January 1, 1997. Mexico will cease being considered a highly inflationary economy for quarters beginning after December 31, 1998 and, effective January 1, 1999, the Company expects to designate the Mexican peso as the functional currency for its Mexican operations (as compared to the U.S. dollar). The Company does not expect this change to have a material impact on its financial results in fiscal 1999.

Interest Risk

The fair market value of long-term fixed interest-rate debt is subject to interest-rate risk. Generally, the fair market value of fixed interest-rate debt will increase as interest rates fall and decrease as interest rates rise. The estimated fair value of the Company's total long-term debt (including current portion) approximated $53.4 million at September 30, 1998, as compared to a recorded value of $60.8 million. The Company estimates that a 1% increase from prevailing interest rates at September 30, 1998 would reduce the fair value of total long-term debt by approximately $1.4 million. See Note 1 to the "Notes to Consolidated Financial Statements" under the sub-caption "Fair Values of Financial Instruments" for further discussion.

Financial Condition and Liquidity

Future cash requirements are planned to be satisfied from a combination of cash balances ($3.8 million at September 30, 1998), from borrowings under its revolving credit line ($22.6 million of additional borrowings available at September 30, 1998) and from alternate financing sources. These alternate sources are targeted to include the sale of assets, technologies and/or interests in existing businesses. For example, in December 1998 the Company negotiated the sale of its Technology Alliance Group, a division responsible for developing, patenting and licensing advanced modem and access technologies, for approximately $16.3 million ($12.0 million of net proceeds after related selling costs).

In addition, on December 18, 1998, the Company announced a restructuring of its business into three primary operating units and the intent to sell or partner certain other operations. The Company anticipates annual operating expense reductions to exceed $15.0 million when the plan is fully implemented.

Refer to Note 15 to the "Notes to Consolidated Financial Statements" for further discussion of the business restructuring and the sale of an operating division.

On October 22, 1997, the Company entered into a $40.0 million loan and security agreement (the "Loan Agreement") with a new lending group. The Loan Agreement provided the Company with $15.0 million in proceeds from a five-year term loan and an additional $25.0 million (maximum value) revolving line of credit for a three-year period ending in October 2000, subject to extension. Availability of such funds is subject to satisfying a borrowing base formula related to levels of certain accounts receivable and inventories and satisfaction of other financial covenants. Such formula and covenants were amended on November 25, 1998, and are discussed below.

The Loan Agreement's covenants may, if violated, limit access to future borrowings and may accelerate payment requirements on outstanding borrowings. The two most restrictive covenants are as follows: (1) the requirement to raise a minimum of $10.0 million of net proceeds from the sale of assets or execution of an equity offering on or before March 31, 1999 (the Company satisfied this requirement on December 30, 1998, as discussed in further detail below), and that a portion of the net proceeds (40% of the first $10.0 million and 20% of net proceeds in excess of $10.0 million, not to exceed $6.0 million) be applied to the term loan portion of the Loan Agreement upon receipt; and (2) the requirement to maintain specified minimum balances consisting of the sum of stockholders' equity (excluding foreign currency translation adjustments subsequent to September 30, 1997 and restructuring charges recorded in fiscal 1998 or thereafter, not to exceed $4.5 million), and outstanding 7-3/4% convertible debentures ("minimum equity balance"). Minimum equity balance requirements under the Loan Agreement amount to $67.9 million, $62.9 million, $59.5 million, $57.1 million and $57.0 million on September 30, 1998, December 31, 1998, March 31, 1999, June 30, 1999 and September 30, 1999, respectively, and increases by $1.0 million per quarter for subsequent quarters. As such minimum equity balance at September 30, 1998 was $74.2 million, this covenant effectively limits the sum of cumulative future losses and preferred stock dividend payments, less 60 percent of the value of new capital stock issued, to $17.2 million (excluding restructuring charges of up to $2.0 million). Other covenants require that the Company maintain a current ratio equal to or greater than 1.4 and that annual capital expenditures not exceed $15.0 million.

Since the Company realized losses of $6.2 million and $33.4 million for the quarter and year ended September 30, 1998, respectively, a combination of cost reductions and/or revenue growth is required in fiscal 1999 to maintain compliance with the minimum equity balance covenant. In addition, the Company must sell assets or execute an equity offering to achieve the $10.0 million in net proceeds required under the Loan Agreement. (See Note 15 to the

"Notes to Consolidated Financial Statements" for a discussion of the sale of a Company division subsequent to September 30, 1998 which satisfied the $10.0 million covenant.) In the event of non-compliance with financial or other covenants, the Company would have to obtain a waiver or amendment from the lender, and there is no assurance that the lender would grant such a waiver or amendment. The Company's inability to have access to the Loan Agreement and/or alternative financing sources would have a material adverse effect on the Company's financial condition. Management has implemented and is committed to execute further cost reduction actions as necessary to improve the Company's operating results and maintain availability of funding under the Loan Agreement. Refer to Note 6 of the "Notes to Consolidated Financial Statements" for additional information on the Loan Agreement.

Operating

Net cash used in operating activities amounted to $1.0 million in fiscal 1998 as compared to $7.1 million of net cash used in operating activities in fiscal 1997. The improvement of $6.1 million is primarily attributable to the smaller net loss reported in fiscal 1998.

Non-debt working capital, excluding cash and cash equivalents, decreased from $38.0 million at September 30, 1997 to $29.5 million at September 30, 1998. The decrease of $8.5 million reflects, among other items, a $3.2 million reduction in accounts receivable (resulting from a reduced level of sales activity and continued improvement with collection efforts) and an $11.2 million managed reduction in inventory, offset in part with reductions in accounts payable ($2.5 million) associated with the reduction in inventory levels, accrued payroll costs ($1.0 million), accrued taxes ($1.8 million) and other items ($0.6 million).

Investing

The Company continued to invest in new technologies during fiscal 1998. Property, plant and equipment investments totaled $6.9 million in fiscal 1998 as compared to $11.6 million in fiscal 1997. Investments in capitalized software amounted to $12.7 million and $12.1 million in fiscal 1998 and 1997, respectively.

Financing

Net cash provided by financing activities amounted to $2.7 million in fiscal 1998, comprised of $3.5 million in net borrowings (including the $15.0 million term loan referenced above), $1.0 million of proceeds received for stock sold under the employee stock purchase plan, less $1.8 million used for payment of preferred stock dividends. In fiscal 1997, net cash provided by financing activities amounted to $26.2 million, reflecting $23.6 million of net proceeds from the issuance of 7-3/4% convertible debentures (described below), $1.8 million of proceeds from the issuance of common stock pursuant to employee stock programs and net debt borrowings of $2.6 million, partially offset with $1.8 million in preferred stock dividend payments.

Reference is made to the discussion above regarding the Company's $40.0 million Loan Agreement, including related terms and financial covenant restrictions.

On September 26, 1997, the Company issued $25.0 million of convertible senior subordinated debentures ("Debentures") which mature on September 30, 2002 (if not converted or redeemed) and accrue interest at a rate of 7-3/4% per annum. Such Debentures, issued to qualified institutional buyers and accredited institutional investors, are convertible into shares of the Company's common stock. Refer to Note 6 of the "Notes to Consolidated Financial Statements" for additional disclosure.

In September 1996, the Company completed the sale of 800,000 shares of cumulative convertible exchangeable preferred stock ("Preferred Stock") pursuant to a private placement offering resulting in net proceeds of $19.2 million. The Preferred Stock, sold for $25.00 per share, accrues dividends at a rate of 9% ($1.8 million) per annum, cumulative from the date of issuance and payable on a quarterly basis in arrears. The Preferred Stock can be converted into common stock at $13.65 per share, or the equivalent of 1.8315 shares of common stock for each share of Preferred Stock. Reference is made to Note 9 of the "Notes to Consolidated Financial Statements" for additional disclosure regarding conversion terms and options.

Lease Financing Agreements

The Company's leasing subsidiary has in the past entered into agreements with financial institutions whereby lease receivables are transferred to such institutions with full recourse. However, no such agreements were entered into in fiscal 1998. Refer to Note 12 of the "Notes to Consolidated Financial Statements" for further discussion.

Operating Lease Obligations

See Note 8 of the "Notes to Consolidated Financial Statements" for discussion of the Company's operating lease obligations.

Concentrations of Credit

Financial instruments which potentially subject the Company to concentrations of credit risk consist principally of cash instruments and accounts receivable. The Company places its cash investments with high-quality financial institutions within the U.S., and as of September 30, 1998 and 1997, maintained balances of approximately $0.5 million and $20.2 million, respectively, with one such institution.

Approximately $16.2 million, or 45% of consolidated accounts receivable at September 30, 1998 ($15.1 million, or 39%, at September 30, 1997), were concentrated in telephone companies in North America and Europe. These receivables are not collateralized due to the high credit ratings and the extensive financial resources available to such telephone companies.

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

Year 2000 Compliance

Many currently installed computer systems are not capable of distinguishing 21st century dates from 20th century dates. As a result, in less than two years computer systems and/or software used by many companies in a very wide variety of applications will experience operating difficulties unless they are modified or upgraded to adequately process information involving, related to or dependent upon the century change. Significant uncertainty exists concerning the scope and magnitude of problems associated with the century change.

The Company recognizes the need to ensure its operations will not be adversely impacted by Year 2000 software failures and has established a project team to address Year 2000 risks. The project team has coordinated the identification of and is coordinating the implementation of changes to computer hardware and software applications that will attempt to ensure availability and integrity of the Company's information systems and the reliability of its operational systems and manufacturing processes. The Company is also assessing the potential overall impact of the impending century change on its business, results of operations and financial position.

The Company has reviewed its information and operational systems and manufacturing processes in order to identify those products, services or systems that are not Year 2000 compliant. As a result of this review, the Company has determined that it will be required to modify or replace certain information and operational systems so they will be Year 2000 compliant. These modifications and replacements are being, and will continue to be, made in conjunction with the Company's overall systems initiatives. The total cost of these Year 2000 compliance activities, estimated at less than $1.0 million, has not been, and is not anticipated to be, material to the Company's financial position or its results of operations. These costs are being expensed as they are incurred and are being funded through operating cash flow. These amounts do not include any costs associated with the implementation of contingency plans, which are in the process of being developed. The costs associated with the replacement of computerized systems, hardware or equipment, substantially all of which would be capitalized, are not included in the above estimates. The Company expects to complete its Year 2000 project during fiscal 1999.

Based on available information, the Company does not believe any material exposure to significant business interruption exists as a result of Year 2000 compliance issues. The Company plans to develop formal contingency plans in the event it appears unlikely that its Year 2000 project will not be completed in a timely manner. These costs and the timing in which the Company plans to complete its Year 2000 modification and testing processes are based on management's best estimates. However, there can be no assurance that the Company will timely identify and remediate all significant Year 2000 problems, that remedial efforts will not involve significant time and expense, or that such problems will not have a material adverse effect on the Company's business, results of operations or financial position.

The Company also faces risk to the extent that suppliers of products, services and systems purchased by the Company and others with whom the Company transacts business on a worldwide basis do not comply with Year 2000 requirements. The Company has initiated formal communications with significant suppliers and customers to determine the extent to which the Company is vulnerable to these third parties' failure to remediate their own Year 2000 issues. In the event any such third parties cannot provide the Company with products, services or systems that meet the Year 2000 requirements on a timely basis, or in the event Year 2000 issues prevent such third parties from timely delivery of products or services required by the Company, the Company's results of operations could be materially adversely affected. To the extent Year 2000 issues cause significant delays in, or cancellation of, decisions to purchase the Company's products or services, the Company's business, results of operations and financial position would be materially adversely affected.

The Company believes that it has substantially identified and resolved all potential Year 2000 problems with any of the software products it develops and markets to customers. However, management also believes that it is not possible to determine with complete certainty that all Year 2000 problems affecting the Company's software products have been identified or corrected due to complexity of these products and the fact that these products interact with other third-party vendor products and operate on computer systems which are not under the Company's control.

The discussion of the Company's efforts and management's expectations relating to Year 2000 compliance are forward-looking statements which are further discussed below. The Company's ability to achieve Year 2000 compliance and the level of incremental costs associated therewith, could be adversely impacted by, among other things, the availability and cost of programming and testing resources, vendors' ability to modify proprietary software, and unanticipated problems identified in ongoing compliance review.

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

                      1998                              1997
-------------------------------------------------------------------------
            High      Low      Closing       High       Low      Closing
-------------------------------------------------------------------------
First      7-1/16    3-5/16    4-11/16      11-7/8     9-1/2     10-1/2
Second      6-1/4    3-9/16    5-15/16      11-1/2     6-5/8      6-5/8
Third       5-3/4    3-7/8     5-1/16        9-1/8     6-1/8      7-1/8
Fourth          5    2-1/2          3        8-1/8     5-7/8          6
------------------------------------------------------------------------

No cash dividends have ever been paid on the Company's common stock or Class B stock. The Company's principal loan agreement does not allow payment of cash dividends, with the exception of dividends authorized for payment on the Company's preferred stock. In the event this would change, it is still management's intention to reinvest future earnings in the business to support growth plans.

The Company had approximately 1,860 shareholders of record at September 30, 1998.

               General DataComm Industries, Inc. and Subsidiaries
          Consolidated Statements of Operations and Accumulated Deficit


In thousands except per share data
Years ended September 30,                                        1998               1997            1996
-------------------------------------------------------------------------------------------------------------
Revenues:
    Net product sales                                            $146,965           $158,928        $180,781
    Service revenue                                                37,852             38,677          39,022
    Other revenue                                                   9,438             10,161          15,326
-------------------------------------------------------------------------------------------------------------
                                                                  194,255            207,766         235,129
-------------------------------------------------------------------------------------------------------------
Costs and expenses:
   Cost of product sales                                           73,226             79,798          90,194
   Amortization of capitalized software development costs          11,867             12,000          11,600
   Cost of service revenue                                         26,856             26,706          26,350
   Cost of other revenue                                              540                609             856
   Selling, general and administrative                             74,069             86,196          86,734
   Research and product development                                31,937             40,876          34,121
   Restructuring of operations                                      2,500                 --              --
-------------------------------------------------------------------------------------------------------------
                                                                  220,995            246,185         249,855
-------------------------------------------------------------------------------------------------------------
Operating loss                                                    (26,740)           (38,419)        (14,726)
-------------------------------------------------------------------------------------------------------------
Other income (expense):
   Interest, net                                                   (5,900)            (2,823)         (2,051)
   Other, net                                                         (52)            (1,109)            807
-------------------------------------------------------------------------------------------------------------
                                                                   (5,952)            (3,932)         (1,244)
-------------------------------------------------------------------------------------------------------------
Loss before income taxes                                          (32,692)           (42,351)        (15,970)
Income tax provision                                                  700                400           1,200
-------------------------------------------------------------------------------------------------------------
Net loss                                                         ($33,392)          ($42,751)       ($17,170)
=============================================================================================================
Basic and diluted loss per share                                   ($1.64)            ($2.11)         ($0.83)
=============================================================================================================
Average number of common and common equivalent
  shares outstanding                                               21,495             21,105          20,717
=============================================================================================================
Accumulated deficit at beginning of year                         ($67,874)          ($23,323)        ($6,153)
Net loss                                                          (33,392)           (42,751)        (17,170)
Payment of preferred stock dividends                               (1,800)            (1,800)             --
-------------------------------------------------------------------------------------------------------------
Accumulated deficit at end of year                              ($103,066)          ($67,874)       ($23,323)
=============================================================================================================

The accompanying notes are an integral part of these consolidated financia statements.

               General DataComm Industries, Inc. and Subsidiaries
                           Consolidated Balance Sheets

In thousands except shares
September 30,                                                                    1998          1997
------------------------------------------------------------------------------------------------------
Assets:
Current assets:
      Cash and cash equivalents                                                  $3,757        $21,526
       Accounts receivable, less allowance for doubtful
           receivables of $1,442 in 1998 and $1,703 in 1997                      30,013         33,193
      Inventories                                                                30,574         41,749
      Deferred income taxes                                                       1,675          2,244
      Other current assets                                                        7,030          7,903
-------------------------------------------------------------------------------------------------------
Total current assets                                                             73,049        106,615
=======================================================================================================
Property, plant and equipment, net                                               40,553         46,427
Capitalized software development costs, net                                      24,286         23,500
Other assets                                                                     11,650         10,793
-------------------------------------------------------------------------------------------------------
                                                                               $149,538       $187,335
=======================================================================================================
Liabilities and Stockholders' Equity:
Current liabilities:
      Current portion of long-term debt                                          $8,133         $7,569
      Accounts payable, trade                                                    12,763         15,245
      Accrued payroll and payroll-related costs                                   5,896          6,990
      Deferred income                                                             6,034          6,527
      Other current liabilities                                                  15,122         18,358
-------------------------------------------------------------------------------------------------------
Total current liabilities                                                        47,948         54,689
=======================================================================================================
Long-term debt, less current portion                                             52,679         49,293
Deferred income taxes                                                             2,589          2,789
Other liabilities                                                                   364            536
-------------------------------------------------------------------------------------------------------
Total liabilities                                                               103,580        107,307
=======================================================================================================
Commitments and contingent liabilities                                                -              -
Stockholders' equity:
 Preferred stock, par value $1.00 per share, 3,000,000 shares authorized;
  issued and outstanding: 800,000 shares of 9% cumulative convertible
  exchangeable preferred stock with a $20 million liquidation preference            800            800
 Class B stock, par value $.10 per share, 35,000,000 shares authorized;
  issued and outstanding: 2,093,083 in 1998 and 2,136,933 in 1997                   209            214
 Common stock, par value $.10 per share, 35,000,000 shares authorized;
  issued and outstanding: 19,968,280 in 1998 and 19,582,661 in 1997               1,997          1,958
 Capital in excess of par value                                                 151,052        149,864
 Accumulated deficit                                                           (103,066)       (67,874)
 Cumulative foreign currency translation adjustment                              (2,589)        (2,489)
 Common stock held in treasury, at cost:
   330,382 shares in 1998 and 1997                                               (2,445)        (2,445)
--------------------------------------------------------------------------------------------------------
Total stockholders' equity                                                       45,958         80,028
========================================================================================================
                                                                               $149,538        $187,335
========================================================================================================

The accompanying notes are an integral part of these consolidated financial statements.

               General DataComm Industries, Inc. and Subsidiaries
                      Consolidated Statements of Cash Flows

                                                                        Increase (Decrease) in Cash and Cash Equivalents
                                                                       ------------------------------------------------
In thousands
Years ended September 30,                                                       1998            1997        1996
----------------------------------------------------------------------------------------------------------------------
Cash flows from operating activities:
    Net loss                                                                    ($33,392)      ($42,751)    ($17,170)
    Adjustments to reconcile net loss to net cash
      provided by (used in) operating activities:
        Depreciation and amortization                                             26,108         28,180       25,803
        Gain on sale of real estate                                                    -              -       (1,000)
        Deferred income taxes                                                         23            261           58
        Decrease in accounts receivable                                            2,529          5,915        2,721
        Decrease in inventories                                                   10,608          2,514            4
        Increase (decrease) in accounts payable and accrued expenses              (5,837)            38        5,670
        (Increase) decrease in other net current assets                             (228)         1,203          179
        (Increase) decrease in other net long-term assets                           (762)        (2,433)         515
--------------------------------------------------------------------------------------------------------------------
Net cash provided by (used in) operating activities                                 (951)        (7,073)      16,780
---------------------------------------------------------------------------------------------------------------------
Cash flows from investing activities:
    Acquisition of property, plant and equipment, net                             (6,870)        (11,580)    (14,449)
    Capitalized software development costs                                       (12,653)        (12,107)    (11,586)
    Proceeds from sale of real estate                                                  -               -       1,000
--------------------------------------------------------------------------------------------------------------------
Net cash (used in) investing activities                                          (19,523)        (23,687)    (25,035)
---------------------------------------------------------------------------------------------------------------------
Cash flows from financing activities:
    Revolver borrowings                                                           23,274          60,361          -
    Revolver repayments                                                          (26,486)        (55,562)         -
    Proceeds from notes and mortgages                                             15,094           5,584       6,600
    Principal payments on notes and mortgages                                     (8,387)         (7,725)    (13,204)
    Proceeds from issuing common stock                                             1,000           1,829       3,604
    Proceeds from issuing convertible debentures                                       -          23,562          -
    Proceeds from issuing preferred stock                                              -              -       19,150
    Payment of preferred stock dividends                                          (1,800)         (1,800)         -
---------------------------------------------------------------------------------------------------------------------
Net cash provided by  financing activities                                         2,695          26,249      16,150
---------------------------------------------------------------------------------------------------------------------
Effect of exchange rates on cash                                                      10           (227)         (74)
---------------------------------------------------------------------------------------------------------------------
Net increase (decrease) in cash and cash equivalents                             (17,769)        (4,738)       7,821
Cash and cash equivalents at beginning of year (1)                                21,526         26,264       18,443
--------------------------------------------------------------------------------------------------------------------
Cash and cash equivalents at end of year (1)                                      $3,757        $21,526      $26,264
--------------------------------------------------------------------------------------------------------------------

Supplemental disclosures of cash flow information:
    Cash paid during the year for:
      Interest                                                                    $5,999        $2,864       $2,895
      Income taxes, net                                                           $1,039          $541         $447
=====================================================================================================================

(1) - The Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents.

The accompanying notes are an integral part of these consolidated financial statements.

                      Notes to Consolidated Financial Statements

1.  Description Of Business and Summary of Significant Accounting Policies

Description of Business

The Company is a worldwide provider of wide area networking and telecommunications products. The Company designs, assembles, markets, installs and maintains products and services that enable telecommunications common carriers, corporations and governments to build, upgrade and better manage their global telecommunications networks. Products include asynchronous transfer mode
(ATM) broadband switches, network access products, including advanced xDSL-based network access systems, time-division multiplexing (TDM) equipment and network management systems. The Company also provides comprehensive support services.

Principles of Consolidation

The consolidated financial statements include the accounts of the Company and its majority-owned subsidiary companies. Intercompany accounts, transactions and profits have been appropriately eliminated in consolidation.

Inventories

Inventories are stated at the lower of cost or market using a first-in, first-out method.

Property, Plant and Equipment

Property, plant and equipment are stated at cost and depreciated or amortized using the straight-line method over their estimated useful lives. The cost of internally constructed assets (test fixtures) includes the cost of materials, internal labor and overhead costs.

Capitalized Software Development Costs

Software development costs are capitalized for those products that have met the requirements of technological feasibility. Such costs are amortized straight-line, on a product-by-product basis over the estimated economic life of the product. Unamortized costs are reviewed for recoverability and, if necessary, adjusted so as not to exceed estimated net realizable value. The accumulated amortization of capitalized software development costs amounted to $17,972,000 and $16,127,000 at September 30, 1998 and 1997, respectively.

Goodwill

Goodwill is amortized to expense over its estimated useful life, which approximates 15 years, using the straight-line method. The valuation, recoverability and amortization of goodwill is reviewed on a periodic basis. The remaining unamortized portion of goodwill (included in the Consolidated Balance Sheets under "Other Assets") amounted to $4,578,000 and $4,999,000 at September 30, 1998 and 1997, respectively. The accumulated amortization of goodwill amounted to $2,469,000 and $2,048,000 at September 30, 1998 and 1997,
respectively.

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

Revenue from sales-type leases is recognized at the date of shipment. Revenue from operating leases is recognized ratably over the lease term, and the related equipment is depreciated using the straight-line method over its estimated useful life, which approximates four years. The average length of initial lease terms in fiscal 1998 was approximately 31 months. Leasing revenue includes income from the transfer (with full recourse) of certain finance lease receivables. No such income was recognized in fiscal 1998 and such income amounted to $195,000 and $553,000 in fiscal 1997 and 1996, respectively.

Promotion and Advertising Costs

Promotion and advertising costs are charged to operating expense in the fiscal year in which they are incurred. Promotion and advertising costs amounted to $5,287,000, $7,007,000 and $6,528,000 in fiscal 1998, 1997 and 1996, respectively.

Income Taxes

The Company accounts for income taxes under the provisions of Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes," which requires the use of the liability method of accounting for deferred income taxes.

The provision for income taxes includes federal, foreign, state and local income taxes currently payable and deferred taxes resulting from temporary differences between the financial statement and tax basis of assets and liabilities. The Company intends to permanently reinvest the undistributed earnings of its foreign subsidiaries ($5,474,000 at September 30, 1998). Accordingly, no U.S. federal income taxes have been provided on such earnings. In addition, no significant taxes would be required if such earnings were remitted due to net operating loss carryforwards available in the United States.

Earnings (Loss) Per Share

Earnings (loss) per share is computed under the provisions of Statement of Financial Accounting Standards No. 128, "Earnings Per Share" ("SFAS 128"), which the Company adopted in fiscal 1998. SFAS 128 replaced the previously reported primary and fully diluted earnings per share with basic and diluted earnings per share, respectively. Unlike primary earnings per share, basic earnings per share excludes any dilutive effects of options, warrants, and convertible securities. Diluted earnings per share is very similar to the previously reported fully diluted earnings per share. SFAS 128 requires restatement of all prior period earnings per share information to conform to the new reporting requirements.

Under current and prior accounting standards, common stock equivalents are not factored into earnings per share calculations for companies reporting net losses. As a result, implementation of SFAS 128 did not have an impact on the Company's reported loss per share information for the years ended September 30, 1998, 1997 or 1996. Separately, the pronouncement is not expected to have a material impact on the Company's reported earnings (loss) per share information in the near term. Refer to Note 13 to the "Notes to Consolidated Financial Statements" for further information.

Concentrations of Credit Risk

Financial instruments which potentially subject the Company to concentrations of credit risk consist principally of cash instruments and accounts receivable. The Company places its cash investments with high-quality U.S. financial institutions and maintained balances of approximately $531,000 and $20,200,000 with one such institution at September 30, 1998 and 1997, respectively.

Approximately $16,185,000, or 45%, of consolidated accounts receivable at September 30, 1998 ($15,144,000, or 39%, at September 30, 1997) were concentrated in telephone companies in North America and Europe. These receivables are not collateralized due to the high credit ratings and the extensive financial resources available to such telephone companies.

Foreign Currency

Assets and liabilities of the Company's foreign subsidiaries in countries other than Mexico are translated using fiscal year-end exchange rates, and revenues and expenses are translated using average exchange rates prevailing during the year. The effects of translating such foreign subsidiaries' financial statements are recorded as a separate component of stockholders' equity. As a result of high inflation in Mexico, effective January 1, 1997 the Company was required to change its method of translating the financial statements of its Mexican subsidiary to reflect the designation of the U.S. dollar as the functional currency. As a result, certain assets, liabilities and expenses are translated using historical exchange rates and the effects of translating the Mexican subsidiary's financial statements are recorded in the Company's statements of operations. The impact of this change was not material to the Company's financial results in fiscal 1998 or 1997.

Mexico will cease being considered a highly inflationary economy for quarters beginning after December 31, 1998. Effective January 1, 1999, the Company expects to designate the Mexican peso as the functional currency for its Mexican operations (as compared to the U.S. dollar). The Company does not expect this change to have a material impact on its financial results in fiscal 1999.

Included in other income are net recognized foreign currency exchange losses of $400,000, $1,038,000 and $325,000 for fiscal 1998, 1997 and 1996, respectively.

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

Accounting for Stock-Based Compensation

As permitted under Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation," the Company has elected to continue to measure costs for its employee stock compensation plans by using the accounting methods prescribed by Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," which allows that no compensation cost be recognized provided the exercise price of options granted is equal to the fair market value of the Company's stock at date of grant. Reference is made to Note 11 of the "Notes to Consolidated Financial Statements" for further information.

Future Adoption of New Accounting Statements

SFAS No. 130, "Reporting Comprehensive Income," establishes standards for the reporting and display of comprehensive income and its components (revenues, expenses, gains and losses) in a full set of general-purpose financial statements. The Company will adopt SFAS No. 130 in fiscal 1999.

SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information," which, among other things, changes the way public companies report information about operating segments, also becomes effective for the Company in fiscal 1999. The Company, which currently operates solely in the multimedia communications industry, is currently evaluating the effects of this pronouncement on its reporting of segment information.

SFAS No. 132, "Employers' Disclosures about Pensions and Other Postretirement Benefits," which revises disclosure requirements about pensions and other postretirement benefit plans (the Statement does not change the measurement or recognition of applicable plans), will become effective for the Company in fiscal 1999. The Company has not yet evaluated the effects of this pronouncement on future related disclosures.

Statement Of Position 97-2, "Software Revenue Recognition," ("SOP 97-2") was issued by the Accounting Standards Executive Committee on October 27, 1997 and provides guidance on applying generally accepted accounting principles in recognizing revenue on software transactions. Mandatory compliance with the accounting principles set forth in SOP 97-2 has been deferred until fiscal year 2000 (earlier application is encouraged and retroactive application is prohibited); implementation of such accounting principles is not presently expected to have a material impact on the Company's reported financial position or results of operations.

Fair Values of Financial Instruments

Cash and cash equivalents - The carrying amount reported in the consolidated balance sheets for cash and cash equivalents approximates fair value due to their short-term nature.

Long-term debt - The estimated fair value of the Company's $60.8 million and $56.9 million total long-term debt (including current portion) at September 30, 1998 and 1997, respectively, was approximately $53.4 million and $56.9 million, respectively. In the case of variable interest-rate debt, debt with shorter maturities and recently secured fixed interest-rate debt, the Company estimates the fair value to be the carrying value. For other long-term, fixed interest-rate debt, the estimated fair value was obtained from an investment banker.

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

Reclassifications

Certain reclassifications were made to prior years' consolidated financial statements to conform to the current year's presentation.

2.  Restructuring Of Operations

The fiscal year ended September 30, 1998 includes a restructuring of operations charge of $2,500,000, or $0.12 per share (basic and diluted), which is comprised of a $1.0 million provision for post-employment benefits related to the elimination of approximately 200 full-time positions and $1.5 million for the write-off of intangible assets and other costs associated with the elimination of low-volume product lines. The restructuring actions, initiated on or about January 2, 1998, were complete at September 30, 1998.

3.  Technology Licensing Agreements

The Company has entered into numerous technology licensing agreements whereby licensees pay the Company license fees for the use or sale of specific patents and/or technology. Technology licensing revenues from such agreements amounted to $3,166,000, $4,929,000 and $6,131,000 in fiscal 1998, 1997 and 1996, respectively. Fiscal 1996 licensing revenue includes $2,459,000 of fees received from one customer, a significant portion of which represented a retroactive application of license fees. Licensing revenues are reported as "Other Revenue" in the Company's Consolidated Statements of Operations. Refer to Note 15 to the "Notes to Consolidated Financial Statements" for a discussion of the a sale of the Technology Alliance Group division, which generates licensing fee revenues, on December 31, 1998.

4.  Inventories

Inventories consist of (in thousands):

     September 30,                        1998                 1997
     -----------------------------------------------------------------
     Raw materials                        $10,945              $13,859
     Work-in-process                        3,611                4,932
     Finished goods                        16,018               22,958
     -----------------------------------------------------------------
                                          $30,574              $41,749
     -----------------------------------------------------------------

5.  Property, Plant and Equipment

Property, plant and equipment consists of (in thousands):

                                                                 Estimated
September 30,                              1998       1997       Useful Life
-------------------------------------------------------------------------------
Land                                       $ 1,784    $ 1,770           -
Buildings and improvements                  30,134     29,716    10 to 30 years
Test equipment, fixtures and field spares   54,897     55,858     3 to 10 years
Machinery and equipment                     59,957     56,165     3 to 10 years
-------------------------------------------------------------------------------
                                           146,772    143,509
Less:  accumulated depreciation            106,219     97,082
-------------------------------------------------------------------------------
                                           $40,553    $46,427
-------------------------------------------------------------------------------
                                       24

Depreciation expense amounted to $12,747,000, $14,014,000 and $12,160,000 in fiscal 1998, 1997 and 1996, respectively.

6.  Long-Term Debt

Long-term debt consists of (in thousands):

   September 30,                               1998                      1997
   -------------                           --------                  --------
   Revolving credit facility               $  1,587                  $  4,799
   Notes payable                             23,173                    15,353
   7-3/4% convertible subordinated
    debentures                               25,000                    25,000
   Mortgages payable                         11,052                    11,710
                                           --------                  --------
                                             60,812                    56,862
   Less:  current portion                     8,133                     7,569
                                           --------                  --------
                                            $52,679                   $49,293
                                           ========                  ========

Interest expense amounted to $5,981,000, $3,300,000 and $2,757,000 in fiscal 1998, 1997 and 1996, respectively.

The following is a schedule of the future minimum payments of long-term debt at September 30, 1998 (in thousands):


                                                                                               2004 and
Fiscal years ended September 30,    1999         2000         2001        2002         2003    Thereafter
-----------------------------------------------------------------------------------------------------------
                                    $8,133       $5,498       $5,916      $32,927      $8,338  $     -
-----------------------------------------------------------------------------------------------------------
Total future minimum
  payments                                                                                     $60,812
-----------------------------------------------------------------------------------------------------------

Revolving Credit Facility

On October 22, 1997, the Company entered into a $40.0 million loan and security agreement (the "Loan Agreement") with a new lending group. The Loan Agreement provided the Company with $15.0 million in proceeds (received on October 22, 1997) from a five-year term loan and an additional $25.0 million (maximum value) revolving line of credit for a three-year period ending in October 2000, subject to extension. Availability of such funds is subject to satisfying a borrowing base formula related to levels of certain accounts receivable and inventories, and satisfaction of other financial covenants. Such formula and covenants were amended on November 25, 1998, along with changes in interest rates and other items, as discussed below.

Interest on borrowings under the revolving line will be charged at the higher of: (1) the prime rate of interest plus 1% (2% effective November 25, 1998); or
(2) a published annualized rate for 90-day dealer commercial paper plus 1% (2% effective November 25, 1998). On September 30, 1998, the prime rate was 8.25% and the applicable 90-day dealer commercial paper rate was 5.12%. Most assets of the Company, including accounts receivable, inventories and property, plant and equipment, are pledged as collateral. Borrowings and letters of credit outstanding under this revolving line of credit portion of the Loan Agreement were $1,587,000 and $763,000, respectively, at September 30, 1998; borrowings and letters of credit outstanding under a separate credit facility were $4,799,000 and $935,000, respectively, at September 30, 1997.

The Loan Agreement's covenants may, if violated, limit access to future borrowings and may accelerate payment requirements on outstanding borrowings. The two most restrictive covenants are as follows: (1) the requirement to raise a minimum of $10.0 million of net proceeds from the sale of assets or execution of an equity offering on or before March 31, 1999 (reference is made to discussion below regarding satisfaction of this requirement on December 30,
1998), and that a portion of the net proceeds (40% of the first $10.0 million and 20% of net proceeds in excess of $10.0 million, not to exceed $6.0 million) be applied to the term loan portion of the Loan Agreement upon receipt; and (2) the requirement to maintain specified minimum balances consisting of the sum of stockholders' equity (excluding foreign currency translation adjustments subsequent to September 30, 1997 and restructuring charges recorded in fiscal 1998 or thereafter, not to exceed $4.5 million), and outstanding 7-3/4% convertible debentures ("minimum equity balance"). Minimum equity balance requirements under the Loan Agreement amount to $67.9 million, $62.9 million, $59.5 million, $57.1 million and $57.0 million on September 30, 1998, December 31, 1998, March 31, 1999, June 30, 1999 and September 30, 1999, respectively, and increases by $1.0 million per quarter for subsequent quarters. As such minimum equity balance at September 30, 1998 was $74.2 million, this covenant effectively limits the sum of cumulative future losses and preferred stock dividend payments, less 60 percent of the value of new capital stock issued, to $17.2 million (excluding restructuring charges of up to $2.0 million). Other covenants require that the Company maintain a current ratio equal to or greater than 1.4 and that annual capital expenditures not exceed $15.0 million.

Since the Company realized losses of $6.2 million and $33.4 million for the quarter and year ended September 30, 1998, respectively, a combination of cost reductions and/or revenue growth is required in fiscal 1999 to maintain compliance with the minimum equity balance covenant. In addition, the Company must sell assets or execute an equity offering to achieve the $10.0 million in net proceeds required under the Loan Agreement (see Note 15 "Subsequent Events" to the "Notes to Consolidated Financial Statements" regarding the sale of a Company division subsequent to September 30, 1998 which satisfies the $10.0 million covenant.) In the event of non-compliance with financial or other covenants, the Company would have to obtain a waiver or amendment from the lender and there is no assurance that the lender would grant such a waiver or amendment. The Company's inability to have access to the Loan Agreement and/or alternative financing sources would have a material adverse effect on the Company's financial condition. Management has implemented and is committed to execute further cost reduction actions as necessary to improve the Company's operating results and maintain availability of funding under the Loan Agreement.

Notes Payable

On October 22, 1997, the Company received proceeds of $15.0 million from the term loan portion of the above-referenced Loan Agreement. The term loan, whose outstanding balance amounted to $14,136,402 at September 30, 1998, bears interest at a rate of 11.51% per annum (12.51% per annum effective November 25, 1998), and is payable in 20 predetermined quarterly installments, with final payment due on September 15, 2002 (the prepayments referenced above, payable from proceeds received from the sale of assets, not to exceed $6.0 million, will be applied to future term loan payments). Separately, the Company has entered into three-, four-, and five-year note and installment purchase agreements collateralized by certain machinery, test equipment, furniture and fixtures. The outstanding balance of $9,037,000 at September 30, 1998, which approximates the net book value of the underlying equipment, bears interest at fixed rates ranging from 6.5% to 11.59%, or a variable rate equal to prime plus 1%. Individual notes mature between fiscal 1999 and fiscal 2001.

Convertible 7-3/4% Debentures

On September 26, 1997, the Company issued $25.0 million of convertible senior subordinated debentures ("Debentures") which mature on September 30, 2002 (if not converted or redeemed) and accrue interest at a rate of 7-3/4% per annum. Such Debentures, issued to qualified institutional buyers and accredited institutional investors, are convertible into shares of the Company's common stock at a conversion price of $6.279 per share (as adjusted on March 30, 1998), or the equivalent of 159.3 shares of common stock for each $1,000 principal amount of Debentures. Under certain conditions, such conversion price may be reset to a reduced price per share on September 30, 1999, but in no event may the conversion price be reset below $5.831 per share. The Debentures are subordinated in right of payment to most other indebtedness of the Company and are equal to or senior to other subordinated indebtedness of the Company.

The Debentures may not be redeemed by the Company prior to September 30, 2000 and are redeemable in whole or in part, at the option of the Company, at 103.1% of principal value during the period September 30, 2000 through September 29, 2001 if certain conditions are met, and without conditions at 101.55% of the principal value on or after September 30, 2001 or 100% of principal value on or after September 30, 2002 (maturity).

During the 30-day period commencing September 30, 2000, each holder of the Debentures can require the Company to repurchase the Debentures at 100% of principal value. The Company may satisfy such repurchase obligations through the issuance of non-convertible senior subordinated notes which are subordinated to the same extent, due on the same maturity date and have substantially the same terms as the Debentures, except such newly issued notes shall not be convertible and will bear a rate of interest required for such new securities to have a market value equal to
                                       26

100% of their principal amount on the date of repurchase, but in no event shall such interest rate exceed 14% per annum.

Mortgages Payable

Mortgages outstanding on the Company's corporate headquarters and manufacturing facilities, which bear interest at 90-day LIBOR (5.25% at September 30, 1998) plus 2%, amounted to $9,825,000 and $10,225,000 at September 30, 1998 and 1997,
respectively. Quarterly principal payments of $100,000 are required until these mortgages mature in the year 2003. In addition, two mortgages with remaining principal balances totaling $1,227,000 and $1,485,000 at September 30, 1998 and 1997, respectively, were outstanding on the Company's buildings in the United Kingdom. These mortgages bear interest at six-month LIBOR (5.16% at September 30, 1998) plus 1.3% and mature in fiscal 2003.

7.  Income Taxes


Loss before income taxes consists of both domestic and foreign income (loss), as follows (in thousands):

Fiscal years ended September 30,                1998                 1997               1996
-------------------------------------------------------------------------------------------------
United States                                   $(32,983)            $(43,561)          $(16,421)
Foreign                                              291                1,210                451
                                                $(32,692)            $(42,351)          $(15,970)
-------------------------------------------------------------------------------------------------
The provision for income taxes consists of the following amounts (in thousands):

Fiscal years ended September 30,                1998                 1997               1996
------------------------------------------------------------------------------------------------
Current:
    State                                          $200               $ 200             $   325
    Foreign                                         477                 (61)                817
-----------------------------------------------------------------------------------------------
                                                   $677               $ 139             $ 1,142
-----------------------------------------------------------------------------------------------
Deferred:
   Federal                                        $  28               $  25             $  (22)
   Foreign                                           (5)                236                 80
-----------------------------------------------------------------------------------------------
                                                  $  23               $ 261             $   58
-----------------------------------------------------------------------------------------------
Total                                             $ 700               $ 400             $1,200
-----------------------------------------------------------------------------------------------

The following reconciles the U.S. statutory income tax rate to the Company's effective rate:

Fiscal years ended September 30,                    1998                 1997               1996
-------------------------------------------------------------------------------------------------
Federal statutory rate                            (34.0)%             (34.0)%            (34.0)%
No benefit recognized for domestic net
  operating loss                                   33.8                34.5               32.9
Effect of foreign income taxes                      1.2                (0.6)               4.7
State and local income taxes                        0.6                 0.5                2.0
Non-deductible expenditures                         0.5                 0.5                1.9
------------------------------------------------------------------------------------------------
                                                    2.1%                0.9%              7.5%
------------------------------------------------------------------------------------------------

For regular income tax reporting purposes at September 30, 1998, foreign and domestic tax credits and net operating loss carryforwards amounted to $10.3 million and $151.0 million, respectively. Domestic federal loss carryforwards of $144.0 million expire between fiscal 2004 and 2014, of which approximately $12.6 million relate to items which will be credited to stockholders' equity when applied; domestic state loss carryforwards of $66.0 million expire between fiscal 1999 and 2014. Foreign loss carryforwards of $8.0 million expire beginning in fiscal 1999. Tax credit carryforwards expire between fiscal 1999 and 2014.
                                       27

For federal alternative minimum tax purposes, net operating loss carryforwards amounted to $137.0 million at September 30, 1998. These carryforwards may be carried forward indefinitely to offset any excess of regular tax liability over alternative minimum tax liability, subject to certain separate company limitations.

The tax effects of the significant temporary differences comprising the deferred tax assets and liabilities at September 30, 1998 and 1997 are as follows (in thousands):

Deferred Tax Assets                 1998                               1997
------------------------------------------------------------------------------
Receivable reserve               $ 1,760                            $ 2,100
Inventory reserve                  6,399                              5,692
Deferred income                    1,206                              1,820
Other accruals                       592                                604
Loss carryforwards                58,540                             43,360
Tax credits                       10,290                              7,440
-------------------------------------------------------------------------------
                                  78,787                             61,016
Valuation allowance              (62,657)                           (45,056)
-------------------------------------------------------------------------------
Net deferred tax assets          $16,130                            $15,960
-------------------------------------------------------------------------------
Deferred Tax Liabilities
-------------------------------------------------------------------------------
Depreciation                     $ 2,684                            $ 3,694
Deferred income                    1,080                              1,240
Capitalized software               9,714                              9,400
Operating leases                   2,724                                574
Capital leases                       288                              1,386
Other                                554                                211
------------------------------------------------------------------------------
Gross deferred tax liability     $17,044                            $16,505
------------------------------------------------------------------------------

Statement of Financial Accounting Standard No. 109, "Accounting For Income Taxes," requires a valuation allowance against deferred tax assets if, based on available evidence, it is more likely than not that some or all of the deferred tax assets will not be realized. The Company believes that uncertainty exists with respect to the future realization of deferred tax assets and, as a result, carries a valuation allowance for such items. The valuation allowances, disclosed in the deferred tax summary above, increased by $17,601,000 and $15,572,000 in fiscal 1998 and fiscal 1997, respectively.

8.  Operating Leases

The Company has certain non-cancelable operating leases on automobiles, subsidiary locations, sales offices and service facilities which expire within one to six years. These leases generally contain renewal options and provisions for payment by the lessee of executory costs (taxes, maintenance and insurance). In addition, the Company has a non-cancelable operating lease through fiscal 2003 for its Connecticut engineering facility.

The following is a schedule of the future fiscal year minimum payments on such leases at September 30, 1998 (in thousands):


                                            1999         2000          2001           2002         2003      2004 and thereafter
--------------------------------------------------------------------------------------------------------------------------------
                                            $3,920       $2,972        $2,544         $2,278       $1,967    $ -
--------------------------------------------------------------------------------------------------------------------------------
Sub-total                                                                                                    $13,681
Less:  future sublease income, non-cancelable through 2001                                                     3,459
--------------------------------------------------------------------------------------------------------------------------------
Net future lease payments                                                                                    $10,222
--------------------------------------------------------------------------------------------------------------------------------

                                       28

Net rental expense for the three most recent fiscal years was (in thousands):

                              Rental          Sublease
                              Expense          Income             Net
-------------------------------------------------------------------------

1998                         $5,504           $1,234           $4,270
1997                          6,086            1,313            4,773
1996                          6,063            1,198            4,865
-------------------------------------------------------------------------

9. Stockholders' Equity

Transactions in capital stock for the three fiscal years ended September 30, 1998 were as follows (in thousands except share amounts):

                                    Preferred Stock        Common Stock          Capital         Treasury Stock        Foregin
                                   -------------------  -------------------      in Excess     -------------------     Currency
                                   Shares       Amount  Shares        Amount     of Par         Shares      Amount     Translation
---------------------------------------------------------------------------------------------------------------------------------
Balance, September 30, 1995              -         -    21,122,209    $2,112    $128,076       673,674     ($4,924)    ($2,026)
Exercise of stock options                -         -       265,221        27       1,424       (92,992)        624           -
Employee stock purchase plan             -         -             -         -         358      (158,253)      1,172           -
Private placement offering         800,000      $800             -         -      18,350             -           -           -
Foreign currency translation
 adjustment                              -         -             -         -           -             -           -        (484)
--------------------------------------------------------------------------------------------------------------------------------
Balance, September 30, 1996        800,000       800    21,387,430     2,139      148,208       422,429     (3,128)     (2,510)
Exercise of stock options                -         -        95,242         9          447        (1,512)        13           -
Employee stock purchase plan             -         -       236,922        24        1,478             -          -           -
Foreign currency translation
 adjustment                              -         -             -         -            -             -          -          21
Other                                    -         -             -         -         (269)      (90,535)       670           -
--------------------------------------------------------------------------------------------------------------------------------
Balance, September 30, 1997        800,000       800    21,719,594      2,172     149,864       330,382     (2,445)     (2,489)
Exercise of stock options                -         -         2,938          -          12             -          -           -
Employee stock purchase plan             -         -       338,831         34         954             -          -           -
Foreign currency translation
 adjustment                              -         -             -          -           -             -          -        (100)
Issuance of stock warrants               -         -             -          -         222             -          -           -
=================================================================================================================================
Balance, September 30, 1998        800,000      $800    22,061,363     $2,206    $151,052       330,382    ($2,445)    ($2,589)
=================================================================================================================================

The Common Stock referenced above includes both Class B stock and common stock. Class B stock, under certain circumstances, has greater voting power in the election of directors. However, common stock is entitled to cash dividends, if and when paid, 11.11% higher per share than Class B stock. The Company has never declared or paid cash dividends on its common stock and terms of the Company's revolving credit facility prohibit the Company from paying cash dividends, with the exception of dividends authorized for payment on the Company's preferred stock (referenced below). Class B stock has limited transferability and is convertible into common stock at any time on a share-for-share basis. At September 30, 1998, 1997 and 1996, Class B stock outstanding amounted to 2,093,083, 2,136,933, and 2,137,443 shares, respectively.

"Other" activity for fiscal 1997 includes the issuance of treasury shares in satisfaction of payment for certain legal services rendered. The fair market value (on date of issuance) of shares issued was charged to expense.

On September 30, 1996, the Company completed the sale of 800,000 shares of 9% Cumulative Convertible Exchangeable Preferred Stock (Preferred Stock) pursuant to a private placement offering. The sales price was $25.00 per share, resulting in net proceeds of approximately $19.2 million. The preferred stock accrues dividends at a rate of 9% per annum, cumulative from the date of issuance and payable quarterly in arrears . The Preferred Stock can be converted into common stock at $13.65 per share, or the equivalent of 1.8315 shares of common stock for each share of Preferred Stock. Effective September 30, 1998, the Company has the option to exchange the Preferred Stock for 9% Convertible Subordinated Debentures due 2006, at the rate of $25.00 principal amount of Debentures for each share of Preferred Stock outstanding at the time of exchange. The Preferred Stock cannot be redeemed by the Company prior to September 30, 1999.

10.  Industry and Geographic Area Information

The  Company  operates  solely  in  the  multimedia   communications   industry.
Geographic area information for 1998, 1997 and 1996 is presented below (in thousands):

                                                   Western
                                                   Hemisphere
1998                            United States     (except U.S.)       Europe      Eliminations       Consolidated
-----------------------------------------------------------------------------------------------------------------
Revenues                        $150,863(1)         $22,604           $20,788     $       -          $194,255
Transfers between geo-
 graphic areas                    22,899                 -               -           (22,899)           -
-----------------------------------------------------------------------------------------------------------------
Total revenues                  $173,762            $22,604           $20,788     $  (22,899)        $194,255
----------------------------------------------------------------------------------------------------------------
Operating profit (loss)         $(17,924)           $    27           $ 1,066     $       -         $ (16,831)
----------------------------------------------------------------------------------------------------------------
General corporate expenses, net                                                                        (9,961)
Interest expense, net                                                                                  (5,900)
----------------------------------------------------------------------------------------------------------------
Loss before income taxes                                                                             $(32,692)
----------------------------------------------------------------------------------------------------------------
Total assets                     $127,881           $ 9,453           $12,204      $      -          $ 149,538
----------------------------------------------------------------------------------------------------------------


                                                   Western
                                                   Hemisphere
1997                            United States     (except U.S.)       Europe      Eliminations       Consolidated
-----------------------------------------------------------------------------------------------------------------


Revenues                        $156,826(1)         $23,715           $27,225      $  -               $207,766
Transfers between geo-
 graphic areas                    21,596         -                  -               (21,596)            -
----------------------------------------------------------------------------------------------------------------
Total revenues                   $178,422           $23,715           $27,225      $(21,596)          $207,766
---------------------------------------------------------------------------------------------------------------
Operating profit (loss)          $(32,633)          $  (543)          $ 3,178      $     -            $(29,998)
---------------------------------------------------------------------------------------------------------------
General corporate expenses,  net                                                                        (9,530)
Interest expense, net                                                                                   (2,823)
----------------------------------------------------------------------------------------------------------------
Loss before income taxes                                                                              $(42,351)
----------------------------------------------------------------------------------------------------------------
Total assets                       $158,432         $10,080           $18,823   $          -          $ 187,335
---------------------------------------------------------------------------------------------------------------

                                                   Western
                                                   Hemisphere
1996                            United States     (except U.S.)       Europe      Eliminations       Consolidated
-----------------------------------------------------------------------------------------------------------------
Revenues                        $177,397(1)         $26,654           $31,078      $   -              $235,129
Transfers between geo-
  graphic areas                   30,578                -                  -       (30,578)              -
-----------------------------------------------------------------------------------------------------------------
Total revenues                  $207,975            $26,654           $31,078      $(30,578)          $235,129
----------------------------------------------------------------------------------------------------------------
Operating profit(loss)          $ (6,687)           $ (272)           $   745      $     -            $ (6,214)
----------------------------------------------------------------------------------------------------------------
General corporate expenses, net                                                                         (7,705)
Interest expense, net                                                                                   (2,051)
----------------------------------------------------------------------------------------------------------------
Loss before income taxes                                                                              $(15,970)
----------------------------------------------------------------------------------------------------------------
Total assets                     $172,231          $13,028           $19,795      $      -            $205,054
----------------------------------------------------------------------------------------------------------------

(1) Includes export sales by domestic operations of $52,984, $56,769 and $51,649 for fiscal 1998, 1997 and 1996, respectively.

11.  Employee Incentive Plans

Stock Option Plans

Officers and key employees may be granted incentive stock options at an exercise price equal to or greater than the market price on the date of grant and non-incentive stock options at an exercise price equal to or less than the market price on the date of grant. While individual options can be issued under various provisions, most options, once granted, generally vest in increments of 25% per year over a four-year period and expire within ten years. Under the terms of these stock option plans, the Company has reserved a total of 4,439,014 shares of common stock at September 30, 1998 (3,522,629 at September 30, 1997).

The following summarizes activity under these stock option plans for the three fiscal years ended September 30, 1998:


                                                                                   Weighted
                                                                                   Average
                                                                                   Exercise
                                                                    Shares         Price
----------------------------------------------------------------------------------------------
Options outstanding, September 30, 1995 (809,511 exercisable)       2,128,734      $ 7.75
Options granted                                                     1,232,900       12.15
Options exercised                                                    (363,420)       5.99
Options canceled or expired                                          (369,673)      11.54
------------------------------------------------------------------------------------------
Options outstanding, September 30, 1996 (852,816 exercisable)       2,628,541      $ 9.52
Options granted                                                     1,717,200        7.70
Options exercised                                                     (97,742)       4.86
Options canceled or expired                                        (1,373,991)      11.83
-----------------------------------------------------------------------------------------------
Options outstanding, September 30, 1997 (1,058,426 exercisable)     2,874,008      $ 7.49
Options granted                                                     1,597,395        4.06
Options exercised                                                      (2,900)       4.07
Options canceled or expired                                          (844,859)       7.10
----------------------------------------------------------------------------------------------
Options outstanding, September 30, 1998 (1,253,911 exercisable)     3,623,644      $ 6.07


The following summarizes additional information regarding options outstanding and exercisable options as of September 30, 1998:



                                      Options Outstanding                             Options Exercisable
                             ---------------------------------------               ------------------------
                                             Weighted       Weighted                               Weighted
                                             Average        Average                                Average
Range of                   Number            Exercise       Contractual            Number          Exercise
Exercise Prices            Of Shares         Price          Life (Years)           Of Shares       Price
-----------------------------------------------------------------------------------------------------------

$ 2.00 - $ 3.50              355,420         $3.21          6.68                  142,650         $2.89
$ 3.53 - $ 4.00            1,311,184          3.88          8.21                  316,710          3.84
$ 4.13 - $ 5.75              391,069          4.86          5.43                  204,928          4.80
$ 5.84 - $ 6.75              661,321          6.67          8.48                  142,811          6.68
$ 7.19 - $ 8.25              377,450          7.83          7.53                  148,666          7.55
$ 8.50 - $12.31              411,550         11.45          7.10                  234,046         11.49
$13.88 - $15.50              115,650         15.39          5.94                   64,100         15.40
                           ---------         -----          ----                ---------         -----
$ 2.00 - $15.50            3,623,644         $6.07          7.54                1,253,911         $6.68
                           =========         =====          ====                =========         =====


The weighted average option price of exercisable options was $6.68, $5.75 and $5.14 at September 30, 1998, 1997 and 1996, respectively. All options granted during the three fiscal years ended September 30, 1998 were granted at an option price equal to fair market value at date of grant.

Employee Stock Purchase Plan

The Company has a stock purchase plan to encourage employees to participate in the Company's future growth. At September 30, 1998, 308,407 shares were reserved for purchase by employees through payroll deductions regularly accumulated over six-month payment periods. At the end of each payment period, Common Stock is purchased at 85 percent of the market value of the stock on the first or last day of the payment periods, whichever is lower. However, the purchase of Common Stock under this plan is prohibited if 85 percent of the market value of the Common Stock is less than the book value per share. Note 9, "Stockholders' Equity," presents the historical activity under this plan during the three fiscal years ended September 30, 1998.

Employee Retirement Savings and Deferred Profit Sharing Plan

Under the retirement savings provisions of the Company's retirement plan established under Section 401(k) of the Internal Revenue Code, employees are generally eligible to contribute to the plan after three months of continuous service, in amounts determined by the plan. The Company contributes an additional 50 percent of the employee contribution up to certain limits (not to exceed 2 percent of total eligible compensation). Employees become fully vested in the Company's contributions after three years of continuous service, death, disability or upon reaching age 65. The amounts charged to expense for the fiscal years ended September 30, 1998, 1997 and 1996 were $1,015,100, $1,133,200 and $919,600, respectively.

The deferred profit sharing provisions of the plan include retirement and other related benefits for substantially all of the Company's full-time employees. Contributions under the plan are funded annually and are based, at a minimum, upon a formula measuring profitability in relation to revenues. Additional amounts may be contributed at the discretion of the Company. There were no such contributions for fiscal 1998, 1997 or 1996.

Stock-Based Compensation

Pro-forma results, representative of financial results which would have been reported by the Company if it had adopted the fair value based method of accounting for stock-based compensation under SFAS No. 123, are summarized below:

                                               Fiscal Years Ended September 30,
                                               --------------------------------
                                                  1998       1997        1996
                                               --------------------------------
         Net loss, as reported                 $(33,392)  $(42,751)   $(17,170)
         Estimated stock compensation costs     ( 3,552)    (3,569)     (2,579)

         Pro-forma net loss                    $(36,944)  $(46,320)   $(19,749)
                                               =========  =========   =========
         Pro-forma net loss per share
             (basic and diluted)               $  (1.80)  $  (2.28)   $  (0.95)
                                               =========  =========   =========

The Black-Scholes method was used to compute the pro-forma amounts presented above, utilizing the weighted average assumptions summarized below. The weighted-average fair value of options granted was $2.25, $3.99 and $6.58 for the fiscal years ended September 30, 1998, 1997 and 1996, respectively.


                                  Stock Option Plans              Employee Stock Purchase Plan
                               -------------------------       ---------------------------------
                               1998      1997       1996        1998       1997       1996
------------------------------------------------------------------------------------------------
Risk-free interest rate        5.63%      6.59%     6.03%       5.48%      5.62%       5.47%
Volatility (%)                74.06%     57.34%    57.14%      85.71%     50.28%      50.19%
Expected life (in years)       3.62       4.52      4.91        0.50       0.50        0.50
Dividend yield rate             nil        nil       nil         nil        nil         nil


12.  Leasing Subsidiary

The Company's consolidated financial statements include the accounts of its wholly-owned leasing subsidiary, DataComm Leasing Corporation. The leasing subsidiary purchases most equipment for lease to others from General DataComm, Inc.

The following represents condensed financial information of DataComm Leasing Corporation (in thousands):

Financial Condition
September 30,                                 1998         1997
-------------------------------------------------------------------------------
Current assets                                $3,733       $2,063
Noncurrent assets                              4,466        1,293
Due from General DataComm, Inc.                2,824        6,368
-------------------------------------------------------------------------------
Total assets                                 $11,023       $9,724
-------------------------------------------------------------------------------
Current liabilities                           $1,624       $1,431
Noncurrent liabilities                             3           33
Stockholder's equity                           9,396        8,260
-------------------------------------------------------------------------------
Total liabilities and stockholder's equity   $11,023       $9,724
==============================================================================

Results of Operations
Fiscal Years ended September 30,             1998            1997      1996
------------------------------------------------------------------------------
Net revenues                                 $4,437        $4,813      $6,489
------------------------------------------------------------------------------
Income before income taxes                   $1,882        $1,902      $3,261
===============================================================================

Lease Financing Programs

DataComm Leasing Corporation has entered into agreements with financial institutions whereby certain finance lease receivables were transferred with full recourse. The underlying equipment was retained as collateral by DataComm Leasing Corporation. Proceeds received by the leasing subsidiary from the transfer of such receivables amounted to $1,344,000 and $2,452,000 for fiscal 1997 and 1996, respectively (no receivables were transferred in fiscal 1998). The balance of all transferred receivables which were due to be paid by the original lessees under the remaining lease terms as of September 30, 1998 and 1997 amounted to $1,020,000 and $2,865,000, respectively.

13.  Earnings (Loss) Per Share

The following table sets forth the computation of basic and diluted loss per share (in thousands, except per share amounts):

                                                    Years Ended September 30,
                                                -------------------------------
                                                   1998       1997       1996
                                                   ----       ----       ----

   Numerator:
    Net loss                                    $(33,392)   $(42,751)  $(17,170)
    Preferred stock dividends                     (1,800)     (1,800)         -
                                                ---------   ---------  --------
   Numerator for basic and diluted loss
      per share - loss applicable
      to common stockholders                   $(35,192)    $(44,551)  $(17,170)
                                               =========    ========   ========

   Denominator:
    Denominator for basic and diluted
      loss per share - weighted average
      shares outstanding                         21,495       21,105     20,717
                                                 ======       ======     ======

   Basic and diluted loss per share             $(1.64)      $(2.11)    $(0.83)
                                                =======      =======    =======

The net loss for the fiscal year ended September 30, 1998 includes a restructuring charge of $2.5 million, or $0.12 per share, for restructuring of operations (refer to Note 2 "Restructuring of Operations" for further discussion).

Outstanding securities, not included in the above computations because of their antidilutive impact on reported loss per share, which could potentially dilute earnings per share in the future include convertible debentures, convertible preferred stock, employee stock options and warrants. For additional disclosure information, including conversion terms, refer to Notes 6, 9 and 11. Weighted average employee stock options outstanding during fiscal 1998 approximated 3,223,000 shares, of which 2,085,000 would not have been included in fiscal 1998 diluted earnings per share calculations because the effect would be antidilutive.

14.  Quarterly Financial Data (Unaudited)

In thousands, except per share data
Fiscal 1998                                    First              Second            Third             Fourth
-------------------------------------------------------------------------------------------------------------
Revenues                                         $48,219           $48,331           $48,031          $49,674
Gross profit                                      19,483            20,800            20,496           20,987
Operating loss (1)                              (12,193)           (5,551)           (4,688)          (4,308)
Net loss (1)                                   $(13,860)          $(7,059)          $(6,286)         $(6,187)
Basic and diluted loss per share (1) (2)         $(0.67)           $(0.35)           $(0.31)          $(0.31)
-------------------------------------------------------------------------------------------------------------
Fiscal 1997                                    First              Second            Third            Fourth
-------------------------------------------------------------------------------------------------------------
Revenues                                         $59,043           $50,771           $46,586          $51,366
Gross Profit                                      25,999            21,865            19,222           21,567
Operating loss                                   (5,123)          (10,464)          (12,878)          (9,954)
Net loss                                        $(5,674)         $(11,718)         $(13,820)        $(11,539)
Basic and diluted loss per share (2)             $(0.29)           $(0.58)           $(0.67)          $(0.56)
-------------------------------------------------------------------------------------------------------------


(1) The first quarter of fiscal 1998 includes a charge of $2.5 million, or $0.12 per share, for restructuring of operations.

(2) Loss per share amounts for each quarter are required to be computed independently and in fiscal 1997 did not equal the full year loss per share amounts.

15.  Subsequent Events

VITAL Network Services, L.L.C. Expanded its Partnership With Olicom, Inc. - On October 15, 1998, the Company's VITAL Network Services ("VITAL") business unit entered into an agreement with Olicom, Inc. whereby VITAL assumed responsibility for Olicom's service operations in Marlborough, Massachusetts, and Olicom assigned or transferred its service contract business in North America to VITAL. In addition to the assumption of obligations for a leased facility, VITAL will pay up to $3.8 million to Olicom as a percentage (25% in the first year, 20% thereafter) of revenues derived from Olicom's business over a three-year period. As part of the agreement, VITAL acquired the capital assets used in Olicom's service business. VITAL recorded the acquisition using the purchase accounting method which resulted in goodwill of approximately $4.0 million.

Corporate Reorganization - On December 18, 1998, the Company restructured its operations into three distinct business units to increase product line focus and move toward operating autonomy. Two (new) business units resulted from the reorganization: Broadband Systems (ATM and Internetworking products) and Network Access (Access products). The new business units will supplement the existing VITAL Network Services business unit, which was launched in October 1997 to provide professional services on multi-vendor networking equipment on a worldwide basis.

The reorganization, when completed, is expected to result in a workforce reduction of more than 200 persons. This reduction will result in a restructuring charge of approximately $2.5 million, primarily for severance costs.

Sale of Technology Alliance Group Division ("TAG") - On December 31, 1998, the Company reported the sale of its TAG division. The Company had been actively pursuing the sale of its TAG division since it is not strategic to the reorganized business units mentioned above. The division develops, patents and licenses advanced modem and access technologies, is principally comprised of scientists and engineers, and holds the rights to certain technologies patented by the division. The sale resulted in a pre-tax gain of approximately $9.0 million and generated cash proceeds, net of expenses, of approximately $12.0 million.

Regarding the Company's primary Loan Agreement (refer to Note 6, "Long-Term Debt"), the net proceeds generated from the sale of TAG will satisfy a Loan Agreement covenant which required the Company to secure additional financial resources. The Loan Agreement also provides that a portion of the proceeds (approximately $4.4 million) be used to reduce outstanding indebtedness under this agreement.

                    Report of Independent Accountants

To the Stockholders and Board of Directors of General DataComm Industries, Inc.

In our opinion, the consolidated balance sheets and related consolidated statements of operations and accumulated deficit and cash flows present fairly, in all material respects, the consolidated financial position of General DataComm Industries, Inc. and Subsidiaries at September 30, 1998 and 1997, and the consolidated results of their operations and their cash flows for each of the three years in the period ended September 30, 1998, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based upon our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion expressed above.


/S/ PRICEWATERHOUSECOOPERS LLP
PricewaterhouseCoopers LLP
Stamford, Connecticut
October 29, 1998, except for Note 15
for which the date is December 31, 1998