Form 10-K, Exhibit 13
period 1999-09-30
GENERAL DATACOMM INDUSTRIES INC
filed 2000-01-13
CIK 40518

General DataComm Industries, Inc. and Subsidiaries

                              FINANCIAL HIGHLIGHTS

                       FIVE-YEAR SELECTED FINANCIAL DATA
            (IN THOUSANDS EXCEPT PER SHARE, RATIO AND EMPLOYEE DATA)

Years ended September 30,              1999        1998        1997        1996        1995
---------------------------------------------------------------------------------------------
Revenues                             $171,017    $194,255    $207,766    $235,129    $221,193
  Restructuring of operations and
     other charges                     (2,000)     (2,500)         --          --      (7,600)
  Operating loss                      (23,700)    (26,740)    (38,419)    (14,726)    (24,618)
---------------------------------------------------------------------------------------------
  Net loss                            (22,606)(1)  (33,392)   (42,751)    (17,170)(2)  (27,630)
  Basic and diluted loss per share   $  (1.12)(1) $  (1.64)  $  (2.11)   $  (0.83)(2) $  (1.40)
=============================================================================================
  Total assets                        140,374     149,538     187,335     205,054     198,388
  Long-term debt, less current
     portion                           64,532      52,679      49,293      22,781      23,435
=============================================================================================

(1) Fiscal 1999 net loss includes a gain of $9.0 million, or $0.41 per share, from the sale of a non-strategic division.

(2) Fiscal 1996 net loss includes a gain of $1.0 million, or $0.05 per share, on the sale of real estate.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 RESULTS OF OPERATIONS AND FINANCIAL CONDITION

SUMMARY DISCUSSION

Fiscal 1999 was a year of strategic change and significant accomplishment for the Company.

In December 1998, the Company restructured its operations into three distinct business units with increased operating autonomy and business focus. The Broadband Systems Division ("BSD") has responsibility for the development, marketing and sale of broadband telecommunication products, including Asynchronous Transfer Mode ("ATM") products; the Network Access Division ("NAD") has responsibility for the development, marketing and sale of access-type telecommunication products, including frame relay and Digital Subscriber Line ("DSL") products; and VITAL Network Services, L.L.C. ("VITAL") will continue to offer a broad range of network services, including an expansion into professional network design and consulting services.

Each business unit is comprised of a general manager and dedicated marketing, sales, product development and finance functions. As a result, the business units are focused on products, sales channels and technologies unique to each unit and will be streamlined to maximize time-to-market, product performance and customer satisfaction.

Since the reorganization, each division, and the Company as a whole, achieved improved financial performance on a quarter-to-quarter basis during fiscal 1999. The Company views this performance improvement as confirmation that its new business strategy (autonomous business units created along product lines) is a more effective means of managing the business. Both NAD and VITAL realized operating profits in fiscal 1999. BSD is not yet profitable, due in part to a high level of investment in research and development; however, the division reduced its level of operating loss from a high of $(9.8) million in the second quarter of fiscal 1999 to $(4.5) million in the fourth quarter of fiscal 1999.

The trend of improved financial performance resulting from the implementation of this new business strategy is not readily evident when comparing the Company's year-to-year financial results. The following graphs summarize fiscal 1999 consolidated (quarterly) performance trends (in millions):


   Fiscal 1999                Fiscal 1999                    Fiscal 1999
 Product Bookings          Consolidated Revenue             Operating loss
 ----------------          --------------------             --------------
                          (dollars in millions)

  Q1     $24.0                   Q1   $42.4                   Q1   $(10.4)
  Q2     $25.0                   Q2   $38.8                   Q2   $( 7.0)
  Q3     $30.1                   Q3   $42.3                   Q3   $( 5.1)
  Q4     $40.1                   Q4   $47.5                   Q4   $( 1.2)

As part of the overall business unit strategy, the Technology Alliance Group division ("TAG") was identified as non-strategic to the reorganized business units. TAG was sold in December 1998, resulting in net cash proceeds of $12.0 million and a pre-tax gain of $9.0 million. In addition, in July 1999, the Company closed a remote technology center in England and consolidated development activities in Connecticut. Finally, in a further effort to concentrate resources on sales, marketing and engineering, the Company outsourced essentially all of its manufacturing activities. This transaction generated cash proceeds of $8.1 million through the sale of manufacturing equipment and raw material inventories. Product cost savings are also anticipated in fiscal 2000 and thereafter.

The overall effect of reorganization activities was:

     - To generate favorable (quarterly) financial performance trends, as summarized in the charts above.

     - To reduce headcount by approximately 300 persons, or 21%, during fiscal 1999.

     - To reduce fiscal 1999 operating expenses by $18.7 million, or 17.7%, as compared to fiscal 1998.

In addition, based upon the run-rate of operating expenses for the fourth quarter of fiscal 1999, additional savings will be achieved in fiscal year 2000 (as compared to fiscal 1999).

As further endorsement of the new strategies and the underlying value of the new business units, during fiscal 1999 the Company attracted a new lending group with additional capital on more favorable terms. The initial commitment of $40 million replaced existing debt and provided approximately $11 million in additional working funds.

Furthermore, in December 1999 (after fiscal year-end) the lending group agreed to expand the Company's credit facility by $30.0 million, to $70.0 million. Separately, in December 1999, $14.5 million of convertible debentures were converted into common stock, thereby reducing the Company's outstanding debt levels and increasing stockholders' equity. Refer to Note 16, "Subsequent Events" of the Notes to Consolidated Financial Statements for discussion of both events.

RESULTS OF OPERATIONS

CONSOLIDATED RESULTS

Fiscal 1999 vs. Fiscal 1998: The Company's fiscal 1999 net loss was reduced to $(22.6) million as compared to $(33.4) million for fiscal 1998. The $10.8 million improvement is comprised of a $3.0 million improvement in operating loss, a one-time $9.0 million gain from the sale of TAG, a $(1.1) million increase in interest expense, and other items.

Fiscal 1999 revenues decreased by $23.2 million, or 12%, as compared to fiscal 1998 (service revenue growth of $8.8 million, or 23%, partially offset a reduction in product revenues). Geographically, Central America, Latin America and Asia account for approximately 70% of the reduction in product revenue. Fiscal 1999 gross margins decreased by 2.7 percentage points, reflecting the absorption of manufacturing costs over a reduced revenue base, and a reduction in high-margin royalty revenue which had been generated by TAG prior to its sale in December 1998. The reduction in gross margin contribution was, however, more than offset by an $18.7 million, or 17.7%, reduction in operating expenses, thereby reducing the Company's operating loss by $3.0 million.

The gain of $9.0 million, or $0.41 per share, from the sale of TAG is discussed in detail in Note 3, "Sale of Assets" of the Notes to Consolidated Financial Statements. The $1.1 million increase in interest expense reflects a higher level of borrowing in fiscal 1999 as compared to fiscal 1998. Other income and expense is primarily comprised of foreign currency gains and losses, which is discussed below under "Foreign Currency Risk."

Fiscal 1999 and 1998 operating results include restructuring charges of $2.0 million ($0.09 per share) and $2.5 million ($0.12 per share), respectively. Refer to Note 2, "Restructuring of Operations," of the Notes to Consolidated Financial Statements for detailed discussion of the charges.

Fiscal 1998 vs. Fiscal 1997: The Company's fiscal 1998 net loss was reduced to $(33.4) million as compared to $(42.8) million reported in fiscal 1997, an improvement of $9.4 million ($11.9 million excluding $2.5 million of restructuring charges). The reduction in net loss is comprised of an $11.7 million reduction in operating loss, a $(3.1) million increase in interest expense, a $0.6 million reduction in foreign currency losses, and other items.

Revenues for fiscal 1998 were $13.5 million, or 6.5%, below fiscal 1997 levels. The revenue decline (which was principally attributable to a reduction in product revenue in the international marketplace) resulted in a gross margin contribution decline of $7.0 million. However, operating expenses were reduced by $21.2 million, or 16.6 percent, resulting in operating loss performance improvement of $14.2 million during fiscal 1998. A $2.5 million charge for restructuring of operations reduced the improvement from $14.2 million to $11.7 million. The reduction in operating expenses is principally attributable to restructuring actions executed in January 1998, which resulted in cost reductions across all functional areas of operation.

Fiscal 1998 interest expense increased by $3.1 million as compared to fiscal 1997. The increase is attributable to $25 million of 7 3/4% debentures issued in September 1997 ($1.9 million of interest expense) and a $15 million term loan issued on October 22, 1997 ($1.6 million of interest expense); these incremental interest costs were partially offset with reduced interest cost associated with reductions in other debt obligations.

Income Taxes: For information concerning the provisions for income taxes, which generally represent provisions for foreign income taxes and domestic state taxes, refer to Note 8, "Income Taxes," of the Notes to Consolidated Financial Statements. The Company has significant domestic net operating loss carryforwards (approximately $170 million at September 30, 1999) and tax credit carryforwards (approximately $12.7 million at September 30, 1999) available to reduce future U.S. federal income taxes. The net operating loss carryforwards begin to expire in the year 2004.

Operating Segments: Discussion and analysis of the financial performance of the Company's reportable operating segments is presented below (such discussions do not include the impact of charges for restructuring of operations, as the Company does not segregate such charges by business unit). In the case of all operating segments, reference is made to Note 11, "Segment and Geographical Information," of the Notes to Consolidated Financial Statements for a three-year comparative summary of financial performance and other information by operating segment.

                         VITAL NETWORK SERVICES, L.L.C.

            VITAL Revenue                     VITAL Operating Income
            -------------                     ----------------------
                              (dollars in millions)

           Fiscal 97   $38.7                    Fiscal 97   $6.0
           Fiscal 98   $37.9                    Fiscal 98   $3.3
           Fiscal 99   $46.7                    Fiscal 99   $5.9

Fiscal 1999 vs. Fiscal 1998: VITAL's revenue increased by $8.8 million, or 23.3%, in fiscal 1999. Operating income amounted to $5.9 million, or 12.6%, of revenue in fiscal 1999 as compared to $3.3 million, or 8.7% of revenue, in fiscal 1998. Independent third-party customers accounted for all of VITAL's revenue growth; revenue from services provided to GDC customers declined in fiscal 1999. Gross margin rates were relatively consistent with fiscal 1998; operating expenses were up $0.6 million or 7.2%, reflecting increased selling cost. The revenue growth, consistent gross margin rates and operating expense growth resulted in a $2.6 million, or 78%, increase in fiscal 1999 operating income.

Fiscal 1998 vs. Fiscal 1997: VITAL's fiscal 1998 revenue, which amounted to $37.9 million, was down $0.8 million, or 2% from fiscal 1997. Operating income declined to $3.3 million, or 8.7% of revenue, in fiscal 1998 as compared to $6.0 million, or 15.6% of revenue, in fiscal 1997. Operating expenses were up $1.7 million, or 29.2%, reflecting investments being made by VITAL to develop the operating infrastructure required to effectively pursue its new third-party business opportunities. The combination of reduced revenue and increased spending resulted in the reduction in fiscal 1998 operating income.

BROADBAND SYSTEMS DIVISION

The Broadband Systems Division ("BSD") was created as an autonomous strategic business unit in December 1998. BSD designs, markets and sells broadband telecommunication products, including ATM switches and network management systems which allow for the efficient transmission of voice, data and video. BSD also sells time division multiplexing ("TDM") equipment and network management systems. BSD's quarterly performance for fiscal 1999 is summarized below:

       BSD Fiscal 1999 Revenue            BSD Fiscal 1999 Operating Loss
       -----------------------            ------------------------------
                             (dollars in millions)

         Q1   $15.1                                 Q1  $(7.4)
         Q2   $11.2                                 Q2  $(9.8)
         Q3   $14.3                                 Q3  $(7.7)
         Q4   $18.5                                 Q4  $(4.5)

Year-to-year financial comparisons, discussed later, do not effectively reflect the performance improvement achieved by BSD since its creation in December 1998. BSD spent much of the second quarter of fiscal 1999 organizing its infrastructure, selecting management personnel, reorganizing its sales force, and developing formal product, customer and business strategies. Completion of these tasks in the second quarter of fiscal 1999 positioned BSD to enter the third quarter of fiscal 1999 focused on its business and the revenue growth opportunity therein. Quarterly revenue grew sequentially by 27.2% and 29.7% in the third and fourth quarters, respectively. Operating loss was reduced by almost 40% to $(4.5) million in the fourth quarter of fiscal 1999 as compared to the first quarter of fiscal 1999.

Fiscal 1999 vs. Fiscal 1998: BSD's operating loss amounted to $(29.4) million and $(25.7) million in fiscal 1999 and 1998, respectively, an increase of $(3.7) million. Revenue amounted to $59.1 million and $82.6 million in fiscal 1999 and 1998, respectively, a reduction of $(23.5) million, or 28.5%. The reduction was comprised of a $(16.1) million reduction in legacy TDM product revenue and a $(7.4) million reduction in ATM product revenue. Geographically, most (68%) of the revenue decline occurred in Central America, Latin America and Asia, primarily attributable to technology changes and difficult economic conditions experienced in those regions. While BSD's legacy TDM product line experienced significant revenue declines in both fiscal 1999 and 1998 (TDM revenue amounted to $14.8 million, $31.0 million and $48.8 million in fiscal 1999, 1998 and 1997, respectively), such revenue appears to have stabilized during fiscal 1999, which would indicate that the historical rate of decline may not be experienced in the future.

The December 1998 reorganization resulted in a $9.1 million, or 13.2%, reduction in BSD operating expenses for fiscal 1999. This cost reduction offset all but $3.7 million of the impact of the revenue loss referenced above.

Fiscal 1998 vs. Fiscal 1997: BSD's operating loss was reduced to $(25.7) million in fiscal 1998 from $(34.8) million in fiscal 1997, an improvement of $9.1 million, or 26.2%.

Revenue amounted to $82.6 million and $87.7 million in fiscal 1998 and 1997, respectively, representing a decline $5.1 million, or 5.8%. The revenue decline reflects the net effect of a $12.7 million, or 33%, increase in ATM revenue and a $17.8 million, or 36%, decline in TDM product revenue. Geographically, the ATM revenue growth was experienced in both Europe and the United States. The TDM revenue decline was principally experienced in Asia and Latin America. The resulting decline in BSD fiscal 1998 gross margin contribution amounted to $4.3 million. However, a $13.4 million reduction in operating expenses more than offset the margin loss and, as a result, BSD's operating loss improved by $9.1 million in fiscal 1998. The reduction in operating expenses reflects the impact of a company-wide restructuring executed in January 1998. Refer to Note 2, "Restructuring of Operations," of the Notes to Consolidated Financial Statements for a detailed discussion of the charges.

NETWORK ACCESS DIVISION

The Network Access Division ("NAD") was created as an autonomous strategic business unit in December 1998. NAD designs, markets and sells access-type telecommunication products, including frame relay and DSL products.

NAD's quarterly performance for fiscal 1999 is summarized below:


    NAD Fiscal 1999 Revenue          NAD Fiscal 1999 Operating Income (Loss)
    -----------------------          ---------------------------------------
                              (dollars in milions)


        Q1     $13.6                            Q1     $(2.6)
        Q2     $14.6                            Q2     $ 0.6
        Q3     $15.9                            Q3     $ 1.7
        Q4     $15.8                            Q4     $ 2.0

Year-to-year financial comparisons (discussed later) do not effectively reflect the performance improvement achieved by NAD since its inception. Along with BSD, NAD was created late in the first quarter of fiscal 1999 and spent much of the second quarter organizing its infrastructure, selecting management personnel, reorganizing its sales force, and developing formal product, customer and business strategies. Completion of the reorganization during the second quarter of fiscal 1999 positioned NAD to enter the third quarter of fiscal 1999 focused on its business and the revenue growth opportunity therein. Due to the short sales cycle and immediate focus on sales through indirect channels, NAD was able to realize revenue growth and operating income in the first quarter of its existence (Q2 Fiscal 1999) and, through a combination of revenue growth and cost management, improved its operating income in both ensuing quarters.

Fiscal 1999 vs. Fiscal 1998: NAD's fiscal 1999 operating income amounted to $1.7 million as compared to an operating loss of $(1.4) million in fiscal 1998, reflecting an improvement of $3.1 million. The improvement reflects the net effect of reduced revenues (NAD revenue amounted to $59.9 million and $65.9 million in fiscal 1999 and 1998, respectively, down $6.0 million, or 9.1%) and a $6.9 million, or 20.5%, reduction in operating expenses.

The fiscal 1999 revenue decline is principally attributable to lower sales of legacy analog products to domestic telephone companies. Internationally, an increase in business in the Canadian marketplace (growth of $5.3 million) was offset with a decline in business in Central America, Latin America and Asia (down $5.5 million). The reduction in NAD's operating expenses reflects the impact of the Company's restructuring into independent business units in December 1998. Refer to Note 2, "Restructuring of Operations," of the Notes to Consolidated Financial Statements for detailed discussion of the charges.

Fiscal 1998 vs. Fiscal 1997: NAD recorded an operating loss of $(1.4) million in fiscal 1998 as compared to $(9.3) million in fiscal 1997, an improvement of $7.9 million. Revenue amounted to $65.9 million and $71.6 million in fiscal 1998 and 1997, respectively, a reduction of $5.7 million, or 8.0%. However, manufacturing efficiencies and a $7.8 million, or 18.8%, reduction in operating expenses resulted in the $7.9 million improvement in operating income.

DATACOMM LEASING CORPORATION

DataComm Leasing Corporation ("DLC") offers BSD and NAD customers the opportunity to lease rather than purchase products. DLC's operating income, derived from both operating and finance lease activities, was $3.2 million, $3.1 million and $3.4 million in fiscal 1999, 1998 and 1997, respectively. Most of DLC's leases are with BSD customers due to the more expensive nature of BSD products and customers' desire to finance such equipment through leases.

MARKET RISK

The Company is exposed to various market risks, including potential losses arising from adverse changes in market rates and prices (such as foreign currency exchange and interest rates), and dependence upon a limited number of major distributors and resellers. The Company historically has not entered into derivatives, forward exchange contacts or other financial instruments for trading, speculation or hedging purposes.

FOREIGN CURRENCY RISK

The Company's foreign subsidiaries are exposed to foreign currency fluctuation since they are invoicing customers in local currencies while liabilities for product purchases from the parent Company are transacted in U.S. dollars. The impact of foreign currency fluctuations on these U.S. dollar-denominated liabilities is recorded as a component of "Other Income and Expense" in the Company's consolidated statements of operations and resulted in net currency exchange gains or (losses) of $66,000, $(400,000) and $(1,038,000) in fiscal 1999, 1998 and 1997, respectively. The larger exchange loss in fiscal 1997 is principally attributable to the strength of the U.S. dollar relative to the French franc and the German mark.

No individual foreign subsidiary comprises 10 percent or more of consolidated revenue or assets, and most subsidiary operations represent less than 5 percent of consolidated revenue or assets. Therefore, the Company historically has not entered into hedge contracts or any form of derivative or similar investment. Separately, the introduction of the Euro as a common currency for members of the European Monetary Union, which occurred during fiscal 1999, is not expected to significantly impact the Company's exposure to foreign currency transactions.

Reference is made to Note 1, sub-caption "Foreign Currency," of the Notes to Consolidated Financial Statements for further discussion.

INTEREST RISK

The fair market value of long-term fixed interest-rate debt is subject to interest-rate risk. Generally, the fair market value of fixed interest-rate debt will increase as interest rates fall and decrease as interest rates rise. The estimated fair value of the Company's total long-term debt (including current portion) approximated $59.6 million at September 30, 1999, as compared to a recorded value of $69.1 million. The Company estimates that a 1% increase from prevailing interest rates at September 30, 1999 would reduce the fair value of total long-term debt by approximately $1.0 million. See Note 1 to the Notes to Consolidated Financial Statements under the sub-caption "Fair Values of Financial Instruments" for further discussion.

FINANCIAL CONDITION AND LIQUIDITY

Future cash requirements are planned to be satisfied from a combination of cash balances ($3.8 million at September 30, 1999), borrowings under the Company's revolving credit line ($9.6 million of additional borrowings available at September 30, 1999), and from a $30.0 million expansion of the Company's credit facility which occurred subsequent to year-end (discussed below). In addition, alternate financing sources may also be available, if required. Such alternate financing sources include, among other items, the sale of assets, technologies, existing businesses and/or the Company's common stock.

The Company continues to aggressively monitor operating expenses and capital spending. In December 1998, the Company executed a reorganization into three independently managed strategic business units, resulting in improved business focus, productivity gain and a workforce reduction. This action, combined with others, resulted in an $18.7 million, or 17.7%, reduction in fiscal 1999 operating expenses as compared to fiscal 1998; furthermore, fiscal 1998 operating expenses were down $21.1 million, or 16.6%, as compared to fiscal 1997.

On December 30, 1999, subsequent to the Company's fiscal year end, the Company expanded its credit facility (from $40.0 million to $70.0 million) to provide for up to $30.0 million of additional funds for operations. The $30.0 million is comprised of a $20.0 million term loan, the proceeds of which were received on December 31, 1999, and a $10.0 million increase in the revolving line of credit. See Note 16, "Subsequent Events," for further discussion.

Previously, on May 14, 1999, the Company entered into a new three-year $40.0 million loan and security agreement (the "Loan Agreement") with Foothill Capital Corporation to provide additional funds for operations and replace the Company's existing bank group. The Loan Agreement was comprised of $15.0 million in term loans and a $25.0 million (maximum value) revolving line of credit. Under the revolving line of credit portion of the Loan Agreement, availability is subject to satisfying a borrowing base formula related to levels of certain accounts receivable and inventories and the satisfaction of other financial covenants. Maximum funds available for borrowing and letters of credit under the Loan Agreement revolving credit facility amounted to $25.0 million at September 30, 1999. Most assets of the Company, including accounts receivable, inventories and property, plant and equipment are pledged as collateral. Amounts outstanding on the revolving line of credit are payable in full upon termination of the Loan Agreement.

Financial covenants of the Loan Agreement, as amended on December 30, 1999, require that the Company's reported stockholders' equity, excluding the impact of foreign currency translation adjustments occurring subsequent to March 31, 1999, equal or exceed $10.0 million. Such stockholders' equity, as defined, amounted to $21.6 million at September 30, 1999; in addition, such stockholders' equity, as defined, increased on a pro forma basis to approximately $36.1 million in December 1999, reflecting the impact of $14.5 million of convertible debentures being converted into common stock (refer to Note 16, "Subsequent Events," of the Notes to Consolidated Financial Statements for additional disclosures). Separately, annual capital expenditures of $12.0 million are authorized under the Loan Agreement. The Loan Agreement's covenants may, if violated, limit access to future borrowings and may accelerate payment requirements on outstanding borrowings.

Refer to Note 7, "Long-Term Debt," and Note 16, "Subsequent Events," of the Notes to Consolidated Financial Statements for further discussion of the Loan Agreement and other outstanding indebtedness of the Company, including events which occurred subsequent to September 30, 1999.

OPERATING

Net cash used in operating activities amounted to $1.6 million and $1.0 million in fiscal 1999 and 1998, respectively.

Non-debt working capital, excluding cash and cash equivalents, decreased from $29.5 million at September 30, 1998 to $23.5 million at September 30, 1999. The $6.0 million reduction is principally comprised of an increase in trade accounts payable, which primarily reflects the impact of an increase in inventory purchasing activity in the latter part of the fourth quarter of fiscal 1999 to satisfy anticipated customer demands. There is, however, no corresponding increase in reported inventory as compared to the prior year due to the sale of approximately $5.8 million of inventory on September 30, 1999 as part of a manufacturing outsourcing transaction.

INVESTING

The Company continued to invest in new technologies during fiscal 1999. Investments in property, plant and equipment amounted to $7.5 million in fiscal 1999 compared to $6.9 million in fiscal 1998. Fiscal 1999 investments in capitalized software remained relatively consistent, amounting to $12.5 million and $12.7 million in fiscal 1999 and 1998, respectively. All investment activity was targeted to satisfy minimum operating requirements and to embrace new undertakings with the greatest potential returns.

During fiscal 1999, the Company generated $15.1 million in net proceeds from the sale of a non-strategic division ($12.0 million) and non-strategic manufacturing assets ($3.1 million). Reference is made to Note 3 to the Notes to Consolidated Financial Statements for further discussion.

FINANCING

Net cash provided by financing activities amounted to $6.6 million in fiscal 1999. Such funds were comprised of $7.7 million in net borrowings and $0.7 million of proceeds received for stock sold under the Company's employee stock purchase plan, partially offset with of $1.8 million in preferred stock dividends. This compares to $2.7 million of net cash provided by financing activities in fiscal 1998, which was comprised of $3.5 million in net borrowings and $1.0 million of proceeds received for stock sold under the Company's employee stock purchase plan, partially offset with of $1.8 million in preferred stock dividends.

Reference is made to the preceding discussion and Notes 7 and 16 to the Notes to Consolidated Financial Statements for discussion regarding the Company's new Loan Agreement, as amended, and other indebtedness of the Company, including the terms and conditions thereof.

On September 26, 1997, the Company issued $25.0 million of convertible senior subordinated debentures ("Debentures") which mature on September 30, 2002 (if not converted or redeemed) and accrue interest at a rate of 7 3/4% per annum. Such Debentures, issued to qualified institutional buyers and accredited institutional investors, are convertible into shares of the Company's common stock. In December 1999, $14.5 million of the Debentures were converted into common stock, leaving a balance of $10.5 million outstanding at December 31, 1999. Refer to Notes 7 and 16 of the Notes to Consolidated Financial Statements for additional discussion.

LEASE FINANCING AGREEMENTS

The Company's leasing subsidiary has in the past entered into agreements with financial institutions whereby lease receivables are transferred to such institutions with full recourse. However, no such agreements were entered into during fiscal 1999 or 1998. Refer to Note 13 of the Notes to Consolidated Financial Statements for further discussion.

OPERATING LEASE OBLIGATIONS

See Note 9 of the Notes to Consolidated Financial Statements for discussion of the Company's operating lease obligations.

CONCENTRATIONS OF CREDIT

Financial instruments which potentially subject the Company to concentrations of credit risk consist principally of cash instruments and accounts receivable. The Company places its cash investments with high-quality financial institutions within the United States.

Approximately $15.5 million, or 41% of consolidated accounts receivable at September 30, 1999 ($16.2 million, or 45%, at September 30, 1998), were concentrated in telephone companies in North America and Europe. These receivables are not collateralized due to the high credit ratings and the extensive financial resources available to such telephone companies.

IMPACT OF INFLATION AND CHANGING PRICES

In management's opinion, the impact of inflation and changing prices for the three most recent fiscal years is not significant to the financial statements as reported.

FUTURE ADOPTION OF NEW ACCOUNTING STATEMENTS

Newly issued pronouncements to become effective in fiscal 2000 or later are not currently expected to have a material impact on the Company's financial position or results of operations. Refer to Note 1, "Future Adoption of Accounting Statements," of the Notes to Consolidated Financial Statements for further detailed information.

YEAR 2000 COMPLIANCE

Many installed computer systems were not capable of distinguishing 21st century dates from 20th century dates. As a result, effective January 1, 2000 (or sooner), computer systems and/or software used by many companies in a very wide variety of applications will experience operating difficulties unless they are modified or upgraded to adequately process information involving, related to or dependent upon the century change. Significant uncertainty exists concerning the scope and magnitude of problems associated with the century change.

The Company recognized the need to ensure its operations will not be adversely impacted by Year 2000 software failures and established a project team to address Year 2000 risks. The Company has reviewed its information and operational systems and manufacturing processes in an effort to identify those products, services or systems which were not Year 2000 compliant. As a result of this review, the Company has modified or replaced certain information and operational systems so they will be Year 2000 compliant. These modifications and replacements were made in conjunction with the Company's overall systems initiatives. The total cost of these Year 2000 compliance activities, estimated at less than $1.0 million, has not been material to the Company's financial position or its results of operations, and have been expensed as incurred. These amounts do not include any costs associated with the implementation of contingency plans which have been developed. Costs associated with the replacement of computerized systems and hardware or equipment, substantially all of which would be capitalized, are not included in the above estimates. The Company believes it has successfully completed its Year 2000 project as of December 1999.

Based on available information, the Company does not believe any material exposure to significant business interruption exists as a result of Year 2000 compliance issues. As noted earlier, the Company has developed formal contingency plans with regard to its Year 2000 project. However, there can be no assurance that the Company has identified and remedied all significant Year 2000 problems, or that such unanticipated problems, if any, will not have a material adverse effect on the Company's business, results of operations or financial position.

The Company also faces risk to the extent that suppliers of products, services and systems purchased by the Company and others with whom the Company transacts business on a worldwide basis do not comply with Year 2000 requirements. The Company has executed formal communications with significant suppliers and customers to determine the extent to which the Company is vulnerable to these third parties' failure to remedy their own Year 2000 issues. In the event any such third parties cannot provide the Company with products, services or systems that meet the Year 2000 requirements on a timely basis, or in the event Year 2000 issues prevent such third parties from timely delivery of products or services required by the Company, the Company's results of operations could be materially adversely affected. To the extent Year 2000 issues cause significant delays in or cancellation of decisions to purchase the Company's products or services, the Company's business, results of operations and financial position would be materially adversely affected.

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

The discussion of the Company's efforts and management's expectations relating to Year 2000 compliance are forward-looking statements, which are further discussed below. The Company's ability to promptly solve unanticipated Year 2000 compliance problems, if any, and the level of incremental costs associated therewith could be adversely impacted by, among other things, the complexity of unanticipated problems encountered, the availability and cost of programming and testing resources, and vendors' ability to modify proprietary software.

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

                      1999                               1998
------------------------------------------------------------------------------
QUARTER        HIGH      LOW        Closing       High     Low        Closing
------------------------------------------------------------------------------
First         4 1/2     2 1/8      2 5/16        7 1/16   3 5/16    4 11/16
Second        3 7/16    2 3/16     2 1/2         6 1/4    3 9/16    5 15/16
Third         3 5/16    2 1/8      2 7/8         5 3/4    3 7/8     5 1/16
Fourth        2 15/16   2 3/16     2 13/16       5        2 1/2     3
-------------------------------------------------------------------------------

No cash dividends have ever been paid on the Company's common stock or Class B stock. The Company's principal loan agreement does not allow payment of cash dividends, with the exception of dividends authorized for payment on the Company's preferred stock. In the event this would change, it is still management's intention to reinvest future earnings in the business to support growth plans.

The Company had approximately 1,798 shareholders of record at September 30, 1999.

         CONSOLIDATED STATEMENTS OF OPERATIONS AND ACCUMULATED DEFICIT

(In thousands except per share data)
Years ended September 30,                                        1999         1998        1997
-------------------------------------------------------------------------------------------------
Revenues:
  Net product sales                                           $  118,052   $  146,965   $ 158,928
  Service revenue                                                 46,676       37,852      38,677
  Other revenue                                                    6,289        9,438      10,161
-------------------------------------------------------------------------------------------------
                                                                 171,017      194,255     207,766
-------------------------------------------------------------------------------------------------
Costs and expenses:
  Cost of product sales                                           59,967       73,226      79,798
  Amortization of capitalized software development costs          12,172       11,867      12,000
  Cost of service revenue                                         32,538       26,856      26,706
  Cost of other revenue                                              777          540         609
  Selling, general and administrative                             60,682       74,069      86,196
  Research and product development                                26,581       31,937      40,876
  Restructuring of operations                                      2,000        2,500          --
-------------------------------------------------------------------------------------------------
                                                                 194,717      220,995     246,185
-------------------------------------------------------------------------------------------------
OPERATING LOSS                                                   (23,700)     (26,740)    (38,419)
-------------------------------------------------------------------------------------------------
Other income (expense):
  Gain on sale of assets                                           9,001           --          --
  Interest, net                                                   (6,998)      (5,900)     (2,823)
  Other, net                                                         241          (52)     (1,109)
-------------------------------------------------------------------------------------------------
                                                                   2,244       (5,952)     (3,932)
-------------------------------------------------------------------------------------------------
LOSS BEFORE INCOME TAXES                                         (21,456)     (32,692)    (42,351)
Income tax provision                                               1,150          700         400
-------------------------------------------------------------------------------------------------
NET LOSS                                                      $  (22,606)  $  (33,392)  $ (42,751)
-------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------
BASIC AND DILUTED LOSS PER SHARE                              $    (1.12)  $    (1.64)  $   (2.11)
-------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------
AVERAGE NUMBER OF COMMON AND COMMON EQUIVALENT SHARES
  OUTSTANDING                                                     21,857       21,495      21,105
-------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------

ACCUMULATED DEFICIT AT BEGINNING OF YEAR                      $ (103,066)  $  (67,874)  $ (23,323)
Net loss                                                         (22,606)     (33,392)    (42,751)
Payment of preferred stock dividends                              (1,800)      (1,800)     (1,800)
-------------------------------------------------------------------------------------------------
ACCUMULATED DEFICIT AT END OF YEAR                            $ (127,472)  $ (103,066)  $ (67,874)
-------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------

The accompanying notes are an integral part of these consolidated financial statements.

                           CONSOLIDATED BALANCE SHEETS

(In thousands except shares)
September 30,                                               1999         1998
-------------------------------------------------------------------------------
ASSETS:
Current assets:
  Cash and cash equivalents                               $   3,790    $  3,757
  Accounts receivable, less allowance for doubtful
     receivables of $1,375 in 1999 and $1,442 in 1998        32,795      31,513
  Inventories                                                22,329      26,045
  Deferred income taxes                                       1,578       1,675
  Other current assets                                       12,624      10,059
-------------------------------------------------------------------------------
Total current assets                                         73,116      73,049
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
Property, plant and equipment, net                           32,679      40,553
Capitalized software development costs, net                  21,815      24,286
Other assets                                                 12,764      11,650
-------------------------------------------------------------------------------
                                                          $ 140,374    $149,538
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
LIABILITIES AND STOCKHOLDERS' EQUITY:
Current liabilities:
  Current portion of long-term debt                       $   4,533    $  8,133
  Accounts payable, trade                                    18,669      12,763
  Accrued payroll and payroll-related costs                   4,626       5,896
  Deferred income                                             6,082       6,034
  Other current liabilities                                  16,449      15,122
-------------------------------------------------------------------------------
Total current liabilities                                    50,359      47,948
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
Long-term debt, less current portion                         64,532      52,679
Deferred income taxes                                         2,337       2,589
Other liabilities                                             1,053         364
-------------------------------------------------------------------------------
Total liabilities                                           118,281     103,580
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
Commitments and contingent liabilities                           --          --
Stockholders' equity:
  Preferred stock, par value $1.00 per share, 3,000,000
     shares authorized; issued and outstanding: 800,000
     shares of 9% cumulative convertible exchangeable
     preferred stock with a $20 million liquidation
     preference                                                 800         800
  Class B stock, par value $.10 per share, 10,000,000 shares authorized; issued and outstanding: 2,092,383 in 1999
     and 2,093,083 in 1998                                      209         209
  Common stock, par value $.10 per share, 50,000,000 shares
     authorized; issued and outstanding: 20,309,143 in 1999
     and 19,968,280 in 1998                                   2,031       1,997
  Capital in excess of par value                            151,706     151,052
  Accumulated deficit                                      (127,472)   (103,066)
  Accumulated other comprehensive loss                       (2,736)     (2,589)
  Common stock held in treasury, at cost:
     330,382 shares in 1999 and 1998                         (2,445)     (2,445)
-------------------------------------------------------------------------------
Total stockholders' equity                                   22,093      45,958
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
                                                          $ 140,374    $149,538
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

The accompanying notes are an integral part of these consolidated financial statements.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                          Increase (Decrease) in Cash and Cash
                                                                       Equivalents
(In thousands)
Years ended September 30,                                      1999          1998          1997
-----------------------------------------------------------------------------------------------
Cash flows from operating activities:
  Net loss                                                $ (22,606)     $(33,392)     $(42,751)
  Adjustments to reconcile net loss to net cash (used
     in) operating activities:
     Depreciation and amortization                           25,821        26,108        28,180
     Gain on sale of TAG division                            (9,001)           --            --
     Deferred income taxes                                     (136)           23           261
     Changes in:
       Accounts receivable                                   (1,264)        2,936         5,565
       Inventories                                            3,867         9,813         3,459
       Accounts payable and accrued expenses                  3,745        (5,837)           38
       Other net current assets                                (720)          160           608
       Other net long-term assets                            (1,343)         (762)       (2,433)
-----------------------------------------------------------------------------------------------
NET CASH (USED IN) OPERATING ACTIVITIES                      (1,637)         (951)       (7,073)
===============================================================================================
Cash flows from investing activities:
  Acquisition of property, plant and equipment, net          (7,486)       (6,870)      (11,580)
  Capitalized software development costs                    (12,534)      (12,653)      (12,107)
  Net proceeds from the sale of assets                       15,113            --            --
-----------------------------------------------------------------------------------------------
NET CASH (USED IN) INVESTING ACTIVITIES                      (4,907)      (19,523)      (23,687)
===============================================================================================
Cash flows from financing activities:
  Revolver borrowings (repayments), net                      13,524        (3,212)        4,799
  Proceeds from notes and mortgages                          14,679        15,094         5,584
  Principal payments on notes and mortgages                 (20,470)       (8,387)       (7,725)
  Proceeds from issuing common stock                            688         1,000         1,829
  Proceeds from issuing convertible debentures                   --            --        23,562
  Payment of preferred stock dividends                       (1,800)       (1,800)       (1,800)
-----------------------------------------------------------------------------------------------
NET CASH PROVIDED BY FINANCING ACTIVITIES                     6,621         2,695        26,249
===============================================================================================
EFFECT OF EXCHANGE RATES ON CASH                                (44)           10          (227)
-----------------------------------------------------------------------------------------------
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS             33       (17,769)       (4,738)
Cash and cash equivalents at beginning of year(1)             3,757        21,526        26,264
-----------------------------------------------------------------------------------------------
CASH AND CASH EQUIVALENTS AT END OF YEAR(1)               $   3,790      $  3,757      $ 21,526
-----------------------------------------------------------------------------------------------

Supplemental disclosures of cash flow information:
  Cash paid during the year for:
     Interest                                             $   6,244      $  5,999      $  2,864
     Income taxes, net                                    $     788      $  1,039      $    541
===============================================================================================

(1) The Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents.

The accompanying notes are an integral part of these consolidated financial statements.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

DESCRIPTION OF BUSINESS

The Company is a worldwide provider of wide area networking and telecommunications products and services. The Company designs, assembles, markets, installs and maintains products and services that enable telecommunications common carriers, corporations and governments to build, upgrade and better manage their global telecommunications networks. In fiscal 1999 the Company operated in three business segments: the Broadband Systems Division ("BSD"), which designs and sells ATM (asynchronous transfer mode) and time-division multiplexing equipment; the Network Access Division ("NAD"), which designs and sells frame relay and DSL-based products; and VITAL Network Services, L.L.C. ("VITAL"), which provides comprehensive support services for the networking industry. Refer to Note 11, "Segment and Geographical Information," for further discussion and a summary of financial performance by operating segment.

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

CAPITALIZED SOFTWARE DEVELOPMENT COSTS

Software development costs are capitalized for those products that have met the requirements of technological feasibility. Such costs are amortized using the straight-line method, on a product-by-product basis, over the estimated economic life of the product. Unamortized costs are reviewed for recoverability and, if necessary, adjusted so as not to exceed estimated net realizable value. All capitalized software costs are written off when they become fully amortized. The accumulated amortization of capitalized software development costs amounted to $18,065,000 and $17,972,000 at September 30, 1999 and 1998, respectively.

GOODWILL

Goodwill is amortized to expense on a straight-line basis over the estimated useful life of the goodwill, generally between 10 and 15 years. The valuation, recoverability and amortization of goodwill is reviewed on a ongoing basis. The remaining unamortized portion of goodwill (included in the Consolidated Balance Sheets under "Other assets") amounted to $4,985,000 and $4,578,000 at September 30, 1999 and 1998, respectively. The accumulated amortization of goodwill amounted to $3,267,000 and $2,469,000 at September 30, 1999 and 1998,
respectively.

REVENUE RECOGNITION

Revenue from the sale of product is generally recognized at the date of shipment unless the terms and conditions of the sale dictate recognition at a later date. Technology licensing fee revenue (primarily applicable to the Company's Technology Alliance Group which was sold in December 1998) is recognized in the period received or, alternatively, may be accrued when reliably determinable. Service revenue is either recognized when the service is performed or, in the case of maintenance contracts, on a straight-line basis over the term of the contract.

Revenue from sales-type leases is recognized at the date of shipment. Revenue from operating leases is recognized ratably over the lease term, and the related equipment is depreciated using the straight-line method over its estimated useful life, which approximates three years. The average length of initial lease terms in fiscal 1999 was approximately 33 months. Leasing revenue may include income from the transfer (with full recourse) of certain finance lease receivables; however, no such income was recognized in fiscal 1999 or fiscal 1998, and such income amounted to $195,000 in fiscal 1997.

PROMOTION AND ADVERTISING COSTS

Promotion and advertising costs are charged to operating expense in the fiscal year in which they are incurred. Promotion and advertising costs amounted to $3,711,000, $5,287,000 and $7,007,000 in fiscal 1999, 1998 and 1997, respectively.

INCOME TAXES

The Company accounts for income taxes under the provisions of Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes," which requires the use of the liability method of accounting for deferred income taxes.

The provision for income taxes includes federal, foreign, state and local income taxes currently payable and deferred taxes resulting from temporary differences between the financial statement and tax basis of assets and liabilities. The Company intends to permanently reinvest the undistributed earnings of its foreign subsidiaries ($8,331,000 at September 30, 1999). Accordingly, no U.S. federal income taxes have been provided on such earnings. In addition, no significant taxes would be required if such earnings were remitted due to net operating loss carryforwards currently available in the United States.

EARNINGS (LOSS) PER SHARE

Basic and diluted earnings (loss) per share is computed in accordance with Statement of Financial Accounting Standards No. 128, "Earnings Per Share." Refer to Note 14 to the Notes to Consolidated Financial Statements for further information.

CONCENTRATIONS OF CREDIT RISK

Financial instruments which potentially subject the Company to concentrations of credit risk consist principally of cash instruments and accounts receivable. The Company places its cash investments with high-quality U.S. financial institutions.

Approximately $15,500,000, or 41%, of consolidated accounts receivable at September 30, 1999 ($16,185,000, or 45%, at September 30, 1998) were concentrated in telephone companies in North America and Europe. These receivables are not collateralized due to the high credit ratings and the extensive financial resources available to such telephone companies.

FOREIGN CURRENCY

Assets and liabilities of most all of the Company's foreign subsidiaries are generally translated using fiscal year-end exchange rates, and revenues and expenses are translated using average exchange rates prevailing during the year. The effects of translating such foreign subsidiaries' financial statements are recorded as a separate component of stockholders' equity and have been reported in other comprehensive income.

Included in other income are net recognized foreign currency exchange gains and (losses) of $66,000, $(400,000) and $(1,038,000) for fiscal 1999, 1998 and 1997, respectively.

POST-RETIREMENT AND POST-EMPLOYMENT BENEFITS

The Company accounts for post-retirement benefits and post-employment benefits under the provisions of Statement of Financial Accounting Standards No. 106, "Employer's Accounting for Post-Retirement Benefits Other Than Pensions," and Statement of Financial Accounting Standards No. 112, "Employers' Accounting for Post-Employment Benefits," respectively, each of which requires the use of an accrual method of accounting for such benefits. The annual expense and other disclosure information applicable to such benefits is not material. Separately, in fiscal 1999, the Company adopted Statement of Financial Accounting Standards No. 132, "Employers' Disclosures about Pensions and Other Post-retirement Benefits" (SFAS 132). SFAS 132 standardizes the disclosure of information about pension and other post-retirement benefit plans.

ACCOUNTING FOR STOCK-BASED COMPENSATION

As permitted under Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation," the Company has elected to continue to measure costs for its employee stock compensation plans by using the accounting methods prescribed by Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," which allows that no compensation cost be recognized provided the exercise price of options granted is equal to the fair market value of the Company's stock at date of grant. Reference is made to Note 12 of the Notes to Consolidated Financial Statements for further information.

OPERATING SEGMENTS

In fiscal 1999, the Company adopted Statement of Financial Accounting Standards No. 131, Disclosures about Segments of an Enterprise and Related Information (SFAS 131). SFAS 131 supersedes SFAS 14, Financial Reporting for Segments of a Business Enterprise, replacing the "industry segment" approach with the "management" approach. The management approach designates the internal organization that is used by management for making operating decisions and assessing performance as the source of the Company's reportable segments. SFAS 131 also requires enterprise-wide disclosures about products and services, geographic areas, and major customers. The adoption of SFAS 131 did not affect results of operations or financial position but did affect the disclosure of segment information.

COMPREHENSIVE INCOME

Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income" (SFAS 130) establishes standards for reporting comprehensive income and its components in a company's financial statements. The Company adopted SFAS 130 in fiscal 1999.

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

FAIR VALUES OF FINANCIAL INSTRUMENTS

Cash and cash equivalents -- The carrying amount reported in the consolidated balance sheets for cash and cash equivalents approximates fair value due to their short-term nature.

Long-term debt -- The estimated fair value of the Company's $69.1 million and $60.8 million total long-term debt (including current portion) at September 30, 1999 and 1998, respectively, was approximately $59.6 million and $53.4 million, respectively. In the case of variable interest-rate debt, debt with shorter maturities and recently secured fixed interest-rate debt, the Company estimates the fair value to be the carrying value. For other long-term, fixed interest-rate debt, the estimated fair value was obtained from an investment banker.

FUTURE ADOPTION OF NEW ACCOUNTING STATEMENTS

Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities," which establishes accounting and reporting standards for derivative instruments and hedging activities, becomes effective for the Company in fiscal 2001. The Company has not yet evaluated the effects of this pronouncement on future related disclosures.

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

2. RESTRUCTURING OF OPERATIONS

In December 1998, the Company restructured its operations into three distinct business units to increase product line focus and move toward operating autonomy. Two new business units resulted from the reorganization: Broadband Systems Division (ATM and internetworking products) and Network Access Division (access products). The new business units will supplement the existing VITAL Network Services business unit, which was launched in October 1997 to provide professional services on multi-vendor networking equipment on a worldwide basis. In addition, the Company shut down a non-strategic remote technology center in England during in July 1999. The fiscal 1999 reorganization efforts resulted in a work force reduction of approximately 230 persons and a charge of $2.0 million, or $0.09 per share (basic and diluted), primarily for post-employment benefits under the Company's severance plan. Most of the accrued costs were paid as of September 30, 1999.

The fiscal year ended September 30, 1998 includes a restructuring of operations charge of $2.5 million, or $0.12 per share (basic and diluted), which is comprised of a $1.0 million provision for post-employment benefits related to the elimination of approximately 200 full-time positions and $1.5 million for the write-off of intangible assets and other costs associated with the elimination of low-volume product lines. All such costs have been paid.

3. SALE OF ASSETS

On December 30, 1998, the Company sold its Technology Alliance Group division ("TAG"), which was identified as non-strategic to the reorganized business units referenced in Note 2 above. TAG, which developed, patented and licensed advanced modem and access technologies, was principally comprised of scientists and engineers and held rights to certain technologies patented by the division. The sale resulted in a pre-tax gain of approximately $9.0 million, or $0.41 per share, and generated cash proceeds, net of expenses, of approximately $12.0 million. Technology licensing revenues from the TAG division amounted to $869,000, $3,166,000 and $4,929,000 in fiscal 1999, 1998 and 1997, respectively. Licensing revenues are reported as "Other Revenue" in the Company's Consolidated Statements of Operations.

On September 30, 1999, the Company entered into an agreement with the Matco Electronics Group, Inc. ("Matco") to outsource a substantial portion of its manufacturing operations. As part of the agreement, Matco purchased the Company's applicable manufacturing assets for $3.1 million, which approximated book value; in addition, Matco procured specific raw material inventories at net book value. As a result, no gain or loss was recognized on the transaction. Under terms of the Company's new three-year manufacturing outsourcing agreement with Matco, the Company has a commitment to procure a majority (up to 85%) of its outsourcing business with Matco.

4. VITAL NETWORK SERVICES, L.L.C. PARTNERSHIP WITH OLICOM, INC.

On October 15, 1998, the Company's VITAL Network Services ("VITAL") business unit entered into an agreement with Olicom, Inc. whereby VITAL assumed responsibility for Olicom's service operations in Marlborough, Massachusetts, and Olicom assigned or transferred its service contract business in North America to VITAL. In addition to the assumption of obligations for a leased facility, VITAL is obligated to pay Olicom a percentage (25% in the first year, 20% thereafter) of revenues derived from Olicom's business over a three-year period, not to exceed $3.8 million. As part of the agreement, VITAL acquired the capital assets used in Olicom's service business. VITAL recorded the acquisition using the purchase method of accounting, and due to the conditional nature of the payments owing to Olicom, no liability or corresponding assets (including goodwill) were recorded for these payments at the date of acquisition. During the year ended September 30, 1999, the Company recognized $1.7 million of liability to Olicom toward its three-year obligation and recorded $1.2 million of goodwill.

5. INVENTORIES

Inventories consist of (in thousands):

SEPTEMBER 30,                                               1999       1998
-----------------------------------------------------------------------------
Raw materials                                              $ 5,054    $10,945
Work-in-process                                              1,732      3,611
Finished goods                                              15,543     11,489
-----------------------------------------------------------------------------
                                                           $22,329    $26,045
=============================================================================

6. PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment consists of (in thousands):

                                                                  Estimated
SEPTEMBER 30,                                1999        1998     Useful Life
-------------------------------------------------------------------------------
Land                                        $  1,775    $ 1,784        --
Buildings and improvements                    30,280     30,134   10 to 30 years
Test equipment, fixtures and field spares     54,460     54,897    3 to 10 years
Machinery and equipment                       58,099     59,957    3 to 10 years
-------------------------------------------------------------------------------
                                             144,614     146,772
Less: accumulated depreciation               111,935     106,219
-------------------------------------------------------------------------------
                                            $ 32,679    $ 40,553
===============================================================================

At September 30, 1999, land, buildings and improvements with a net book value of approximately $6.0 million are vacant and being held for sale. Separately, depreciation expense amounted to $11,994,000, $12,747,000 and $14,014,000 in fiscal 1999, 1998 and 1997, respectively.

7. LONG-TERM DEBT

Long-term debt consists of (in thousands):

SEPTEMBER 30,                                                 1999       1998
-------------------------------------------------------------------------------
Revolving credit facility                                    $15,111    $ 1,587
Notes payable                                                 18,543     23,173
7 3/4% convertible subordinated debentures ("Debentures")     25,000     25,000
Mortgages payable                                             10,411     11,052
-------------------------------------------------------------------------------
                                                              69,065     60,812
Less: current portion                                          4,533      8,133
-------------------------------------------------------------------------------
                                                             $64,532    $52,679
===============================================================================

Interest expense amounted to $7,118,000, $6,564,000 and $3,493,000 in fiscal 1999, 1998 and 1997, respectively.

The following is a schedule of the future minimum payments of long-term debt at September 30, 1999 (in thousands):

Fiscal Years Ending September 30,   2000     2001     2002      2003    Total
-------------------------------------------------------------------------------
Future minimum payments             $4,533   $5,422   $50,772   $8,338  $69,065
-------------------------------------------------------------------------------
===============================================================================

In December 1999, $14.5 million of Debentures were converted into common stock and, therefore, the future minimum payments shown for fiscal 2002 are now reduced to $36,272. Refer to Note 16 and the discussion below for more information.

REVOLVING CREDIT FACILITY

On December 30, 1999, subsequent to the Company's fiscal year end, the Company expanded its credit facility (from $40.0 million to $70.0 million) to provide for up to $30.0 million of additional funds for operations. The $30.0 million is comprised of a $20.0 million term loan, the proceeds of which were received on December 31, 1999, and a $10.0 million increase in the maximum value revolving line of credit. See Note 16, "Subsequent Events," for detailed discussion.

Prior to May 14, 1999, the Company had a $40.0 million loan and security agreement in place which was comprised of a $15.0 million five-year term loan and a $25.0 million (maximum value) revolving line of credit for a three-year period ending in October 2000, subject to extension. Availability of the revolving line of credit funds was subject to satisfying a borrowing base formula related to levels of certain accounts receivable and inventories and the satisfaction of other financial covenants.

On May 14, 1999, the Company entered into a new three-year $40.0 million loan and security agreement with Foothill Capital Corporation (the "Loan Agreement") to provide additional funds for operations and replace the Company's existing bank group. The Loan Agreement was comprised of $15.0 million in term loans and a $25.0 million (maximum value) revolving line of credit. Under the revolving line of credit portion of the Loan Agreement, availability is subject to satisfying a borrowing base formula related to levels of certain accounts receivable and inventories and the satisfaction of other financial covenants. Maximum funds available for borrowing and letters of credit under the revolving line of credit portion of the Loan Agreement amounted to $25.0 million at September 30, 1999. Most assets of the Company, including accounts receivable, inventories and property, plant and equipment are pledged as collateral. Amounts outstanding under the revolving line of credit are payable in full upon termination of the Loan Agreement. Interest on revolver borrowings is payable monthly at the greater of prime plus 0.625% or 7.0% per annum (the prime rate was 8.25% at September 30, 1999).

Financial covenants of the Loan Agreement, as amended on December 30, 1999, require that the Company's reported stockholders' equity, excluding the impact of foreign currency translation adjustments occurring subsequent to March 31, 1999, equal or exceed $10.0 million. Such stockholders' equity, as defined, amounted to $21.6 million at September 30, 1999; in addition, such stockholders' equity, as defined, increased on a pro forma basis to approximately $36.1 million in December 1999, reflecting the impact of $14.5 million of convertible debentures being converted into common stock (see Note 16, "Subsequent Events," for additional discussion). Separately, annual capital expenditures of $12.0 million are authorized under the Loan Agreement.

NOTES PAYABLE

As discussed in Note 16, "Subsequent Events," the December 1999 amendment to the Loan Agreement provided for an additional term loan of $20.0 million.

Prior thereto and on May 14, 1999, the Company received proceeds of $15.0 million from the term loan portion of the Loan Agreement. The proceeds were used to retire outstanding term loan debt in the amount of $8.7 million and generate funds for operations. The $15.0 million is comprised of two independent term loans in the amounts of $12.0 million and a $3.0 million (the "term loans"). The term loans bear interest at an annual rate of 12.5% during the first year, 13.0% in the second year and 14.0% thereafter, payable monthly. Commencing in June 2000, total monthly principal payments in the amount of $312,000 become payable, and the term loans are due and payable in full upon termination or expiration of the Loan Agreement. At any point in time, the outstanding balance of the original $3.0 million term loan is convertible into the Company's common stock at a conversion price of $5.00 per share.

Separately, the Company has entered into three-, four-, and five-year note and installment purchase agreements collateralized by certain machinery, test equipment, furniture and fixtures. The outstanding balance of $3,543,000 at September 30, 1999, which approximates the net book value of the underlying equipment, bears interest at fixed rates ranging from 8.4% to 11.6%. All such notes will mature in fiscal 2000 and 2001.

CONVERTIBLE 7 3/4% DEBENTURES

On September 26, 1997, the Company issued $25.0 million of convertible senior subordinated debentures ("Debentures") which mature on September 30, 2002 (if not converted or redeemed) and accrue interest at a rate of 7 3/4% per annum. As further discussed in Note 16, "Subsequent Events," in December 1999 $14.5 million of such Debentures were converted into common stock, thereby reducing outstanding debt and increasing stockholders' equity.

The Debentures, originally issued to qualified institutional buyers and accredited institutional investors, are convertible into shares of the Company's common stock at a conversion price of $5.831 per share, or the equivalent of
171.5 shares of common stock for each $1,000 principal amount of Debentures. The Debentures are subordinated in right of payment to most other indebtedness of the Company and are equal to or senior to other subordinated indebtedness of the Company.

The Debentures may not be redeemed by the Company prior to September 30, 2000 and are redeemable in whole or in part at the option of the Company at 103.1% of principal value during the period September 30, 2000 through September 29, 2001 if the Company's common stock trades at a level exceeding 150% of the conversion price for a period of 20 trading days, and without conditions at 101.55% of the principal value on or after September 30, 2001 or 100% of principal value on or after September 30, 2002 (maturity).

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

MORTGAGES PAYABLE

Mortgages outstanding on the Company's previous corporate headquarters facility (currently for sale) and its VITAL headquarters and manufacturing facility, which bear interest at 90-day LIBOR (5.94% at September 30, 1999) plus 2%, amounted to $9,425,000 and $9,825,000 at September 30, 1999 and 1998,
respectively. Quarterly principal payments of $100,000 are required until these mortgages mature in the year 2003. In addition, two mortgages with remaining principal balances totaling $986,000 and $1,227,000 at September 30, 1999 and 1998, respectively, were outstanding on the Company's buildings in the United Kingdom. These mortgages bear interest at six-month LIBOR (5.88% at September 30, 1999) plus 1.3% and mature in fiscal 2003.

8. INCOME TAXES

(Loss) before income taxes consists of both domestic and foreign income (loss), as follows (in thousands):

FISCAL YEARS ENDED SEPTEMBER 30,            1999        1998        1997
-----------------------------------------------------------------------------
United States                               $(23,696)   $(32,983)   $(43,561)
Foreign                                        2,240         291       1,210
-----------------------------------------------------------------------------
                                            $(21,456)   $(32,692)   $(42,351)
=============================================================================

The provision for income taxes consists of the following amounts (in thousands):

FISCAL YEARS ENDED SEPTEMBER 30,                  1999     1998    1997
------------------------------------------------------------------------------
Current:
  State                                          $  200    $200    $200
  Foreign                                         1,086     477     (61)
-------------------------------------------------------------------------------
                                                  1,286     677     139
-------------------------------------------------------------------------------
Deferred:
  Federal                                          (136)     28      25
  Foreign                                            --      (5)    236
-------------------------------------------------------------------------------
                                                   (136)     23     261
-------------------------------------------------------------------------------
     Total                                       $1,150    $700    $400
===============================================================================

The following reconciles the U.S. statutory income tax rate to the Company's effective rate:

FISCAL YEARS ENDED SEPTEMBER 30,                       1999     1998      1997
-------------------------------------------------------------------------------
Federal statutory rate                                (34.0)%  (34.0)%   (34.0)%
No benefit recognized for domestic net operating loss  37.0     33.8      34.5
Effect of foreign income taxes                          1.5      1.2      (0.6)
State and local income taxes                            0.9      0.6       0.5
Non-deductible expenditures                             --       0.5       0.5
-------------------------------------------------------------------------------
                                                        5.4%     2.1%      0.9%
===============================================================================

For regular income tax reporting purposes at September 30, 1999 foreign and domestic tax credits and net operating loss carryforwards amounted to approximately $12.7 million and $177.0 million, respectively. Domestic federal loss carryforwards of $170.0 million expire between fiscal 2004 and 2015, of which approximately $12.6 million relate to items which will be credited to stockholders' equity when applied; domestic state loss carryforwards of approximately $104.0 million expire between fiscal 2000 and 2015. Foreign loss carryforwards of $7.0 million expire beginning in fiscal 2000. Tax credit carryforwards expire between fiscal 2000 and 2015.

For federal alternative minimum tax purposes, net operating loss carryforwards amounted to approximately $160.0 million at September 30, 1999. These carryforwards may be carried forward indefinitely to offset any excess of regular tax liability over alternative minimum tax liability, subject to certain separate company limitations.

The tax effects of the significant temporary differences comprising the deferred tax assets and liabilities at September 30, 1999 and 1998 are as follows (in thousands):

                                                           1999        1998
------------------------------------------------------------------------------
Deferred Tax Assets
Receivable reserve                                        $  1,847    $  1,760
Inventory reserve                                            8,104       6,399
Deferred income                                              1,732       1,206
Other accruals                                                 573         592
Loss carryforwards                                          68,840      58,540
Tax credits                                                 12,708      10,290
-------------------------------------------------------------------------------
                                                            93,804      78,787
Valuation allowance                                        (78,039)    (62,657)
-------------------------------------------------------------------------------
Net deferred tax assets                                   $ 15,765    $ 16,130
===============================================================================
Deferred Tax Liabilities
Depreciation                                              $  1,762    $  2,684
Deferred income                                              1,640       1,080
Capitalized software                                         8,726       9,714
Operating leases                                             3,765       2,724
Capital leases                                                  99         288
Other                                                          532         554
-------------------------------------------------------------------------------
Gross deferred tax liability                              $ 16,524    $ 17,044
===============================================================================

Statement of Financial Accounting Standard No. 109, "Accounting For Income Taxes," requires a valuation allowance against deferred tax assets if, based on available evidence, it is more likely than not that some or all of the deferred tax assets will not be realized. The Company believes that uncertainty exists with respect to the future realization of deferred tax assets and, as a result, carries a valuation allowance for such items. The valuation allowances, disclosed in the deferred tax summary above, increased by $15,382,000 and $17,601,000 in fiscal 1999 and fiscal 1998, respectively.

9. OPERATING LEASES

The Company has certain non-cancelable operating leases on automobiles, subsidiary locations, sales offices and service facilities which expire within one to six years. These leases generally contain renewal options and provisions for payment by the lessee of executory costs (taxes, maintenance and insurance). In addition, the Company has a non-cancelable operating lease through fiscal 2003 for its Connecticut corporate offices and technology center facility.

The following is a schedule of the future minimum payments on such leases at September 30, 1999 (in thousands):

Fiscal Year Ending September 30,  2000   2001    2002    2003    2004 thereafter
-------------------------------------------------------------------------------
                                 $2,979  $2,643  $2,273  $2,021  $330   $    26
-------------------------------------------------------------------------------
Total future minimum lease
  payments                                                              $10,272
Less: future sublease income,
  non-cancelable through 2001                                             2,076
-------------------------------------------------------------------------------
Net future lease payments                                               $ 8,196
===============================================================================

Net rental expense for the three most recent fiscal years was (in thousands):

                                                    Rental     Sublease
                                                    Expense     Income    Net
-------------------------------------------------------------------------------
1999                                               $5,186      $1,409    $3,777
1998                                                5,504       1,234     4,270
1997                                                6,086       1,313     4,773
===============================================================================

10. STOCKHOLDERS' EQUITY

Transactions in capital stock for the three fiscal years ended September 30, 1999 were as follows (in thousands except share amounts):

                                                                                                                   Accumulated
                                         Preferred Stock       Common Stock        Capital     Treasury Stock         Other
                         Comprehensive   ----------------   -------------------   in Excess   -----------------   Comprehensive
                             Loss        Shares    Amount     Shares     Amount    of Par     Shares    Amount        Loss
-------------------------------------------------------------------------------------------------------------------------------
Balance, September 30,
  1996                                   800,000    $800    21,387,430   $2,139   $148,208    422,429   $(3,128)     $(2,510)
Comprehensive Loss:
  Net loss                 $(42,751)
  Foreign currency
    translation
    adjustments                  21           --      --            --      --          --         --       --            21
                           --------
Comprehensive loss         $(42,730)
                           ========
Exercise of stock
  options                                     --      --        95,242       9         447     (1,512)      13            --
Employee stock purchase
  plan                                        --      --       236,922      24       1,478         --       --            --
Other                                         --      --            --      --        (269)   (90,535)     670            --
-------------------------------------------------------------------------------------------------------------------------------
Balance, September 30,
  1997                                   800,000     800    21,719,594   2,172     149,864    330,382   (2,445)       (2,489)
Comprehensive Loss:
  Net loss                 $(33,392)
  Foreign currency
    translation
    adjustments                (100)          --      --            --      --          --                  --          (100)
                           --------
Comprehensive loss         $(33,492)
                           ========
Exercise of stock
  options                                     --      --         2,938      --          12         --       --            --
Employee stock purchase
  plan                                        --      --       338,831      34         954         --       --            --
Issuance of stock
  warrants                                    --      --            --      --         222         --       --            --
-------------------------------------------------------------------------------------------------------------------------------
Balance, September 30,
  1998                                   800,000     800    22,061,363   2,206     151,052    330,382   (2,445)       (2,589)
Comprehensive Loss:
  Net loss                 $(22,606)
  Foreign currency
    translation
    adjustments                (147)          --      --            --      --          --         --       --          (147)
                           --------
Comprehensive loss         $(22,753)
                           ========
Exercise of stock
  options                                     --      --         6,000       1          11         --       --            --
Employee stock purchase
  plan                                        --      --       334,163      33         643         --       --            --
-------------------------------------------------------------------------------------------------------------------------------
Balance, September 30,
  1999                                   800,000    $800    22,401,526   $2,240   $151,706    330,382   $(2,445)     $(2,736)
===============================================================================================================================

"Accumulated Other Comprehensive Loss" is comprised solely of foreign currency translation adjustments; there is no income tax expense or benefit associated with such adjustments.

The Common Stock referenced above includes both Class B stock and common stock. Class B stock, under certain circumstances, has greater voting power in the election of directors. However, common stock is entitled to cash dividends, if and when paid, 11.11% higher per share than Class B stock. The Company has never declared or paid cash dividends on its common stock and terms of the Company's credit facility prohibit the Company from paying cash dividends, with the exception of dividends authorized for payment on the Company's preferred stock (referenced below). Class B stock has limited transferability and is convertible into common stock at any time on a share-for-share basis. At September 30, 1999, 1998 and 1997, Class B stock outstanding amounted to 2,092,383, 2,093,083 and 2,136,933 shares, respectively.

         General DataComm Industries, Inc. and Subsidiaries

"Other" activity for fiscal 1997 includes the issuance of treasury shares in satisfaction of payment for certain legal services rendered. The fair market value of shares issued (on date of issuance) was charged to expense.

800,000 shares of the Company's 9% Cumulative Convertible Exchangeable Preferred Stock ("Preferred Stock") were outstanding during the three-year period ended September 30, 1999. The Preferred Stock accrues dividends at a rate of 9% per annum, cumulative from the date of issuance and payable quarterly in arrears . The Preferred Stock can be converted into common stock at $13.65 per share, or the equivalent of 1.8315 shares of common stock for each share of Preferred Stock. The Company has the option to exchange the Preferred Stock for 9% Convertible Subordinated Debentures due 2006, at the rate of $25.00 principal amount of such debentures for each share of Preferred Stock outstanding at the time of exchange. Subject to approval of the Company's principal lenders, the Preferred Stock can be redeemed by the Company on or after September 30, 2000 at a price of $25.00 per share. Redemption is also possible during the period September 30, 1999 through September 29, 2000 if the closing price of the Company's common stock equals or exceeds $20.48 per share for 20 trading days within a 30 consecutive trading day period ending within 5 trading days before notice of redemption is mailed.

11. SEGMENT AND GEOGRAPHICAL INFORMATION

The Company reorganized in December 1998, creating distinct and independently managed Strategic Business Units ("SBU") for specified groups of products and services. Each SBU has been identified as a reportable segment, as summarized below:

     - Broadband Systems Division ("BSD") -- Designs, markets and sells broadband telecommunication products, including ATM switches and network management systems which allow for the efficient transmission of voice, data and video. BSD also sells time-division multiplexing ("TDM") equipment.

     - Network Access Division ("NAD") -- Designs, markets and sells access-type telecommunication products, including frame relay and DSL products.

     - VITAL Network Services, L.L.C. ("VITAL") -- An integrated worldwide service organization which provides global traditional and professional network services for telecommunications carriers, corporate and government customers. VITAL offers such support services for the products of many companies (multi-vendor support services).

     - DataComm Leasing Corporation -- Provides financing services, offering BSD and NAD customers the opportunity to lease (rather than purchase) products.

The prior year's segment information has been restated to conform to the current-year presentation.

The accounting policies of the segments are the same as those described in Note 1, "Description of Business and Summary of Significant Accounting Policies," except for capitalized software accounting. Such costs are treated as a period expense when measuring divisional performance.

The Company evaluates the performance of its segments and resource allocation based upon operating income, before capitalized software accounting, restructuring charges and executive level general corporate costs (i.e., chief executive officer, chief operating officer, chief financial officer, corporate strategic planning, investor relations, etc.). There are no intersegment revenues, and BSD and NAD recognize revenue for the sale of their product lines only (i.e., BSD recognizes no revenue for the sale of NAD product and vice versa).

The tables below present financial performance information by reportable segments (in thousands). Asset information by reportable segment is not reported, as the Company does not produce such information internally.

                                               VITAL     Network    Broadband    DataComm
                                              Network     Access     Systems      Leasing
                                              Services   Division   Division    Corporation   Other     Totals
---------------------------------------------------------------------------------------------------------------
Revenue:
  Fiscal 1999                                 $46,676    $59,936    $ 59,102      $4,188      $1,115   $171,017
  Fiscal 1998                                  37,852     65,936      82,633       4,437      3,397     194,255
  Fiscal 1997                                  38,677     71,637      87,709       4,813      4,930     207,766
---------------------------------------------------------------------------------------------------------------
Operating income (loss):
  Fiscal 1999                                 $ 5,896    $ 1,687    $(29,402)     $3,200      $ 420    $(18,199)
  Fiscal 1998                                   3,305     (1,393)    (25,687)      3,149       (117)    (20,743)
  Fiscal 1997                                   6,016     (9,255)    (34,816)      3,397        778     (33,880)
---------------------------------------------------------------------------------------------------------------
Depreciation and amortization expense
  included in operating income (loss), as
  reported above:
  Fiscal 1999                                 $ 3,932    $ 2,294    $  6,812      $  578      $  33    $ 13,649
  Fiscal 1998                                   2,572      3,009       7,679         878        103      14,241
  Fiscal 1997                                   3,433      3,625       8,041         976        105      16,180
===============================================================================================================

Reconciliations of operating income (loss), as reported above, to consolidated loss before income taxes are summarized below:

FISCAL YEARS ENDED SEPTEMBER 30,              1999        1998        1997
-------------------------------------------------------------------------------
Operating loss, as reported above             $(18,199)   $(20,743)   $(33,880)
Capitalized software activity, net                 362         786         107
General corporate expenses                      (3,863)     (4,283)     (4,646)
Restructuring of operations                     (2,000)     (2,500)         --
Other income (expense)                           2,244      (5,952)     (3,932)
-------------------------------------------------------------------------------
Loss before income taxes                      $(21,456)   $(32,692)   $(42,351)
===============================================================================

Consolidated revenue and long-lived asset information by geographic area is as follows:

                                                 Revenue                     Long-Lived Assets
                                      ------------------------------    ---------------------------
YEARS ENDED SEPTEMBER 30,               1999       1998       1997       1999      1998      1997
---------------------------------------------------------------------------------------------------
United States                         $ 88,939   $ 96,850   $ 99,576    $61,256   $68,805   $71,695
Foreign                                 82,078     97,405    108,190      6,002     7,684     9,025
---------------------------------------------------------------------------------------------------
                                      $171,017   $194,255   $207,766    $67,258   $76,489   $80,720
===================================================================================================

Foreign revenue is based on the country in which the revenue originated (i.e., where the legal subsidiary is domiciled or, in the case of sales through the Company's international distributor network, where the customer placing the order is domiciled). No individual foreign location accounted for more than 10 percent of consolidated revenue or long-lived assets. Separately, no individual customer accounted for more than ten percent of the Company's consolidated revenue.

12. EMPLOYEE INCENTIVE PLANS

STOCK OPTION PLANS

Officers and key employees may be granted incentive stock options at an exercise price equal to or greater than the market price on the date of grant and non-incentive stock options at an exercise price equal to or less than the market price on the date of grant. While individual options can be issued under various provisions, most options, once granted, generally vest in increments of 25% per year over a four-year period and expire within ten years. Under the terms of these stock option plans, the Company has reserved a total of 4,765,351 shares of common stock at September 30, 1999 (4,439,014 shares at September 30, 1998).

The following summarizes activity under these stock option plans for the three fiscal years ended September 30, 1999:

                                                               Weighted Average
                                                     Shares    Exercise Price
-------------------------------------------------------------------------------
Options outstanding, September 30, 1996
 (852,816 exercisable)                               2,628,541         $ 9.52
Options granted                                      1,717,200           7.70
Options exercised                                      (97,742)          4.86
Options canceled or expired                         (1,373,991)         11.83
-----------------------------------------------------------------------------
Options outstanding, September 30, 1997
 (1,058,426 exercisable)                             2,874,008         $ 7.49
Options granted                                      1,597,395           4.06
Options exercised                                       (2,900)          4.07
Options canceled or expired                           (844,859)          7.10
-----------------------------------------------------------------------------
Options outstanding, September 30, 1998
 (1,253,911 exercisable)                             3,623,644         $ 6.07
Options granted                                      1,217,355           2.67
Options exercised                                       (6,000)          2.00
Options canceled or expired                         (1,198,127)          5.71
-----------------------------------------------------------------------------
Options outstanding, September 30, 1999
 (1,410,813 exercisable)                             3,636,872         $ 5.07
=============================================================================

The following summarizes additional information regarding options outstanding and options exercisable as of September 30, 1999:


                                                             Options
                         Options Outstanding               Exercisable
                 -----------------------------------   --------------------
                             Weighted     Weighted                 Weighted
                             Average      Average                  Average
Range of          Number     Exercise   Contractual     Number     Exercise
Exercise Prices  Of Shares    Price     Life (Years)   Of Shares    Price
---------------------------------------------------------------------------
$ 2.00 - $ 2.75    967,501      2.54        9.54           9,250      2.00
$ 2.84 - $ 3.75    761,380      3.44        7.75         269,151      3.39
$ 3.78 - $ 4.00    647,823      3.93        6.18         375,249      3.88
$ 4.13 - $ 6.75    599,093      6.10        7.35         265,855      6.31
$ 7.19 - $12.31    548,675      9.86        6.33         380,158     10.08
$13.88 - $15.50    112,400     15.40        4.93         111,150     15.41
---------------------------------------------------------------------------
$ 2.00 - $15.50  3,636,872    $ 5.07        7.58       1,410,813    $ 6.81
===========================================================================

The weighted average option price of exercisable options was $6.81, $6.68 and $5.75 at September 30, 1999, 1998 and 1997, respectively. All options granted during the three fiscal years ended September 30, 1999 were granted at an option price equal to fair market value at date of grant.

EMPLOYEE STOCK PURCHASE PLAN

The Company has a stock purchase plan to encourage employees to participate in the Company's future growth. At September 30, 1999, 578,536 shares were reserved for purchase by employees through payroll deductions regularly accumulated over six-month payment periods. At the end of each payment period, common stock is purchased at 85 percent of the market value of the stock on the first or last day of the payment periods, whichever is lower. However, the purchase of common stock under this plan is prohibited if 85 percent of the market value of the common stock is less than the book value per share. Note 10, "Stockholders' Equity," presents the historical activity under this plan during the three fiscal years ended September 30, 1999.

EMPLOYEE RETIREMENT SAVINGS AND DEFERRED PROFIT SHARING PLAN

Under the retirement savings provisions of the Company's retirement plan established under Section 401(k) of the Internal Revenue Code, employees are generally eligible to contribute to the plan after three months of continuous service, in amounts determined by the plan. The Company contributes an additional 50 percent of the employee contribution up to certain limits (not to exceed 2 percent of total eligible compensation). Employees become fully vested in the Company's contributions after three years of continuous service, death, disability or upon reaching age 65. The amounts charged to expense for the fiscal years ended September 30, 1999, 1998 and 1997 were $1,245,400, $1,015,100 and $1,133,200, respectively.

The deferred profit sharing provisions of the plan include retirement and other related benefits for substantially all of the Company's full-time employees. Contributions under the plan are funded annually and are based, at a minimum, upon a formula measuring profitability in relation to revenues. Additional amounts may be contributed at the discretion of the Company. There were no such contributions for fiscal 1999, 1998 or 1997.

STOCK-BASED COMPENSATION

Pro forma results, representative of financial results which would have been reported by the Company if it had adopted the fair value based method of accounting for stock-based compensation under SFAS No. 123, are summarized below:

                                         Fiscal Years Ended September 30,
                                        --------------------------------
                                          1999        1998        1997
                                        --------    --------    --------
Net loss, as reported                  $(22,606)   $(33,392)   $(42,751)
Estimated stock compensation costs       (2,622)     (3,552)     (3,569)
-------------------------------------------------------------------------
Pro forma net loss                     $(25,228)   $(36,944)   $(46,320)
=========================================================================
Pro forma net loss per share
 (basic and diluted)                   $  (1.24)   $  (1.80)   $  (2.28)
=========================================================================

The Black-Scholes method was used to compute the pro forma amounts presented above, utilizing the weighted average assumptions summarized below. The weighted-average fair value of options granted was $1.54, $2.25 and $3.99 for the fiscal years ended September 30, 1999, 1998 and 1997, respectively.

                                 Stock Option Plans     Employee Stock Purchase
                               ------------------------ -----------------------
FISCAL YEARS ENDED SEPT 30,    1999     1998    1997     1999     1998   1997
--------------------------------------------------------------------------------
Risk-free interest rate        4.12%    5.63%    6.59%    5.12%    5.48%   5.62%
Volatility (%)                88.53%   74.06%   57.34%   71.87%   85.71%  50.28%
Expected life (in years)       3.12     3.62     4.52     0.50     0.50    0.50
Dividend yield rate             nil      nil      nil      nIL      nil     nil

13. LEASING SUBSIDIARY

The Company's consolidated financial statements include the accounts of its wholly-owned leasing subsidiary, DataComm Leasing Corporation. The leasing subsidiary purchases most equipment for lease to others from General DataComm, Inc.

The following represents condensed financial information of DataComm Leasing Corporation (in thousands).

                                                                September 30,
                                                              ------------------
                                                               1999       1998
                                                              -------    -------
Financial Condition
Current assets                                                $ 5,821    $ 3,733
Noncurrent assets                                               5,897      4,466
Due from General DataComm, Inc.                                   633      2,824
--------------------------------------------------------------------------------
Total assets                                                  $12,351    $11,023
--------------------------------------------------------------------------------
Current liabilities                                           $ 1,437    $ 1,624
Noncurrent liabilities                                              9          3
Stockholder's equity                                           10,905      9,396
--------------------------------------------------------------------------------
Total liabilities and stockholder's equity                    $12,351    $11,023
================================================================================

Results of Operations
FISCAL YEARS ENDED SEPTEMBER 30,                   1999      1998       1997
-------------------------------------------------------------------------------
Net revenues                                       $4,188    $ 4,437    $ 4,813
-------------------------------------------------------------------------------
Income before income taxes                         $2,514    $ 1,882    $ 1,902
===============================================================================

LEASE FINANCING PROGRAMS

DataComm Leasing Corporation maintains agreements with financial institutions whereby certain finance lease receivables are transferred with full recourse. The underlying equipment is retained as collateral by DataComm Leasing Corporation. Proceeds received by the leasing subsidiary from the transfer of such receivables amounted to $1,344,000 for fiscal 1997 (no receivables were transferred in fiscal 1998 or fiscal 1999). The balance of all transferred receivables which were due to be paid by the original lessees under the remaining lease terms amounted to $235,000 and $1,020,000 at September 30, 1999 and 1998, respectively.

14. EARNINGS (LOSS) PER SHARE

The following table sets forth the computation of basic and diluted loss per share (in thousands, except per share amounts):

YEARS ENDED SEPTEMBER 30,                  1999        1998        1997
-------------------------------------------------------------------------------
Numerator:
  Net loss                                 $(22,606)   $(33,392)   $(42,751)
  Preferred stock dividends                  (1,800)     (1,800)     (1,800)
-------------------------------------------------------------------------------
  Numerator for basic and diluted loss
  per share -- loss applicable to common
  stockholders                             $(24,406)   $(35,192)   $(44,551)
===============================================================================
Denominator:
  Denominator for basic and diluted loss
  per share -- weighted average shares
  outstanding                                21,857      21,495      21,105
===============================================================================
Basic and diluted loss per share           $  (1.12)   $  (1.64)   $  (2.11)
===============================================================================

The net loss for the fiscal year ended September 30, 1999 includes a restructuring charge of $2.0 million, or $0.09 per share, for restructuring of operations; fiscal 1998 results include a similar charge of $2.5 million, or $0.12 per share. Refer to Note 2, "Restructuring of Operations," for further discussion.

Outstanding securities, not included in the above computations because of their antidilutive impact on reported loss per share, which could potentially dilute diluted earnings per share in the future include convertible debentures, convertible preferred stock and employee stock options and warrants. For additional disclosure information, including conversion terms, refer to Notes 7, 10 and 12, respectively. Weighted average employee stock options outstanding during fiscal 1999 approximated 3,498,700 shares, of which 3,197,100 would not have been included in diluted earnings per share calculations for fiscal 1999 (if the Company reported net income) because the effect would be antidilutive.


15. QUARTERLY FINANCIAL DATA (UNAUDITED)

                                 (In thousands, except per share data)
                                -----------------------------------------
Fiscal 1999                    First       Second     Third     Fourth
-------------------------------------------------------------------------
Revenues                       $ 42,419    $38,777    $42,369    $47,452
Gross profit                     16,161     14,784     15,794     18,824
Operating loss(1)               (10,361)    (6,968)    (5,122)    (1,249)
Net loss(1)(2)                 $ (3,088)   $(8,539)   $(7,074)   $(3,905)
Basic and diluted loss
 per share(1)(2)(3)            $  (0.16)   $ (0.41)   $ (0.34)   $ (0.20)
==========================================================================

Fiscal 1998                    First      Second      Third     Fourth
--------------------------------------------------------------------------
Revenues                      $ 48,219    $48,331    $48,031    $49,674
Gross Profit                    19,483     20,800     20,496     20,987
Operating loss(4)              (12,193)    (5,551)    (4,688)    (4,308)
Net loss(4)                   $(13,860)   $(7,059)   $(6,286)   $(6,187)
Basic and diluted loss
 per share(4)                 $  (0.67)   $ (0.35)   $ (0.31)   $ (0.31)
==========================================================================

(1) The first quarter of fiscal 1999 includes a charge of $2.0 million, or $0.09 per share, for restructuring of operations.

(2) The first quarter of fiscal 1999 includes a gain of $9.0 million, or $0.41 per share, from the sale of a non-strategic division.

(3) Loss per share amounts for each quarter are required to be computed independently and, in fiscal 1999, did not equal the full year loss per share amounts.

(4) The first quarter of fiscal 1998 includes a charge of $2.5 million, or $0.12 per share, for restructuring of operations.

16. SUBSEQUENT EVENTS

EXPANSION OF CREDIT FACILITY AND RECEIPT OF PROCEEDS -- On December 30, 1999, the Company expanded its credit facility to $70.0 million, as compared to $40.0 million at September 30, 1999. The $30.0 million increase is comprised of a $20.0 million term-loan (proceeds received on December 31, 1999) and a $10.0 million increase in the revolving line of credit portion of the credit facility. The expansion results in a $70.0 million credit facility comprised of $35.0 million in term loans and a $35.0 million (maximum value) revolving line of credit (New Loan Agreement).

In addition, a financial covenant of the previous Loan Agreement was modified to be less restrictive to the Company, requiring that stockholders' equity, as defined, must now equal or exceed $10.0 million, as compared to $18.1 previously. Refer to Note 7, "Long-Term Debt," for further discussion.

The new $20.0 million term loan bears interest at the higher of 13.5% or the prime rate of interest plus 5.0% (on December 31, 1999, the applicable prime rate of interest was 8.5%), payable monthly. Commencing in March 2001, quarterly principal payments in the amount of $1.0 million become payable, and the new term loan is due and payable in full upon termination or expiration of the New Loan Agreement. At any point in time, up to a maximum of $4.0 million of the outstanding (new) term loan balance is convertible into the Company's common stock at a conversion price of $9.00 per share.

Other than items specifically discussed above, terms of the New Loan Agreement, including availability of the $35.0 million (maximum value) revolving line of credit, are consistent with terms of the original $40.0 million Loan Agreement, as discussed in Note 7, "Long-Term Debt."

CONVERSION OF DEBENTURES INTO EQUITY -- In December 1999 approximately $14.5 million of the $25.0 million in Convertible 7 3/4% Debentures ("Debentures") outstanding at September 30, 1999 were converted into and exchanged for common stock, thereby reducing outstanding indebtedness and increasing stockholders' equity by approximately $14.5 million. The increase in stockholders' equity is comprised of approximately $16.1 million of equity securities issued less $1.6 million of debt conversion expense discussed below. Annual interest expense savings resulting from the conversions will approximate $1.1 million.

In unsolicited negotiated transactions, the Company issued 2,716,280 shares of common stock in exchange for the $14.5 million of Debentures, as compared to 2,483,279 shares to be issued under the original debenture conversion terms. Issuance of the incremental 233,001 shares will result in debt conversion expense of approximately $1.6 million in the quarter ending December 31, 1999.

Refer to Note 7, "Long-Term Debt," under the caption "Convertible 7 3/4% Debentures" for terms of the original Debentures issued, of which approximately $10.5 million remain outstanding at December 31, 1999.

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Stockholders and Board of Directors of General DataComm Industries, Inc.

In our opinion, the consolidated balance sheets and related consolidated statements of operations and accumulated deficit and cash flows present fairly, in all material respects, the consolidated financial position of General DataComm Industries, Inc. and Subsidiaries at September 30, 1999 and 1998, and the consolidated results of their operations and their cash flows for each of the three years in the period ended September 30, 1999, in conformity with accounting principles generally accepted in the United States. These financial statements are the responsibility of the Corporation's management; our responsibility is to express an opinion on these financial statements based upon our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion expressed above.

                                            /s/ PriceWaterhouseCoopers LLP
                                            PRICEWATERHOUSECOOPERS LLP

Stamford, Connecticut
October 29, 1999, except for Note 7 and Note 16
for which the date is December 31, 1999