Form 10-K/A, Exhibit 13
period 2000-09-30
GENERAL DATACOMM INDUSTRIES INC
filed 2001-02-16
CIK 40518

General DataComm Industries, Inc. and Subsidiaries


                              Financial Highlights

Five-Year Selected Financial Data

(In thousands except per share, ratio and employee data)

Years ended September 30,            2000            1999           1998            1997        1996
------------------------------------------------------------------------------------------------------

 Revenues                         $ 167,162      $ 171,017       $ 194,255      $ 207,766   $235,129
  Operating loss                   (24,649)        (23,700)        (26,740)       (38,419)   (14,726)
------------------------------------------------------------------------------------------------------
  Net loss                         (36,939) (1)    (22,606) (2)    (33,392)       (42,751)   (17,170)(3)
  Basic and diluted loss
    per share                     $  (1.51) (1)    $ (1.12) (2)  $   (1.64)     $  (2.11)   $   (.83)(3)
-------------------------------------------------------------------------------------------------------
 Total assets                      133,083         140,374         149,538        187,335     205,054
 Long-term debt, including
   current portion                  54,982          69,065          60,812         56,862      29,314
-------------------------------------------------------------------------------------------------------


(1) Fiscal 2000 net loss includes a charge of $1.5 million, or $0.06 per share, for uncollectible lease receivables and related costs attributable to a customer bankruptcy, a $0.5 million, or $0.02 per share, charge for restructuring costs and non-cash charges of $2.4 million, or $0.09 per share, resulting from the conversion and exchange of convertible debentures for common stock.

(2) Fiscal 1999 net loss includes a gain of $9.0 million, or $0.41 per share, from the sale of a non-strategic division and a $2.0 million, or $0.09 per share, charge for restructuring costs.

(3) Fiscal 1996 net loss includes a gain of $1.0 million, or $0.05 per share, on the sale of real estate and a $2.5 million, or $0.12 per share, charge for restructuring of operations.

                     Management's Discussion and Analysis of
                  Results of Operations and Financial Condition

Business Conditions and Financial Plans

The Company's independent auditors have expressed uncertainty about the Company's ability to continue as a going concern in their opinion on the Company's financial statements. On January 5, 2001, the Company's primary lenders served the Company with a notice of default under the Company's loan and security agreement ("Loan Agreement") as a result of the Company's inability to provide such lenders with Company financial statements supported by an qualified opinion. While such lenders have not terminated the revolving line of credit portion of the Loan Agreement, pursuant to which advances are still continuing, the lenders have reserved their right to declare such advances due and payable and/or limit the amount of such future advances, and have increased the interest rates on such advances and the outstanding term loans. There can be no assurance that the lenders will continue to make such advances or that they will not accelerate the maturity of amounts due under the Loan Agreement. Acceleration of such amounts may in turn result in the acceleration of maturity of debt owed to other creditors.

Since the Company does not currently have any alternative sources of operating funds, these matters raise substantial doubt about the Company's ability to continue as a going concern. Reference is made to Note 1, "Business Conditions and Financial Plans," for more detailed discussions, including risks and Company plans.

Summary Highlights

The company did not achieve the revenue growth in fiscal 2000 that was anticipated after the reorganization into business units in fiscal 1999. The lower total revenues ($3.9 million) occurred primarily in product revenues, which declined $3.2 million, or 2.7%. Most of this decline is the result of lower broadband product sales which is discussed below.

In an effort to compensate for the reduced product revenues, operating expenses for the fiscal year were reduced by $7.4 million, or 8.5%. The resulting operating loss was $24.6 million, or $0.9 million worse than the prior fiscal year.

Net cash consumed in operating and investing activities totaled $27.6 million. To fund these activities and pay other debt and dividend obligations, the Company secured a term loan of $20 million and, in private transactions, issued common stock for $15 million and preferred stock for $5 million. Of the common stock proceeds, $5.3 million is targeted to redeem the preferred stock in the future under the terms of the agreement with the preferred stockholders.

At September 30, 2000, the Company had $3.6 million in cash and the ability to borrow $15.6 million under a revolving credit line ($5.3 million of such revolving credit line is being reserved for potential redemption of the Company's 5% preferred stock in January 2001). In addition, in October 2000 the Company settled a lawsuit for proceeds of $5.5 million (before expenses). However, the Company does not currently have sufficient funds to sustain operations for an extended period. In order to obtain such funds the Company will be required to sell additional stock, take on additional debt or sell assets, such as a division. The Company is actively pursuing additional sources of financing. In addition, the Company is restructuring its business units to generate operational efficiencies targeted to result in positive cash flows. Although the Company has historically been able to satisfy its cash requirements, there can be no assurance that such efforts to obtain sufficient financing for operations will be successful in the future.

Summary financial results by business unit for fiscal 2000, fiscal 1999 and fiscal 1998, along with a reconciliation to reported net loss, are as follows:

Revenues                 FY 2000        FY 1999          FY 1998
--------                 -------        -------          -------

Broadband Systems Division    $55.6       $59.1            $82.6
Network Access Division        59.4        59.9             65.9
VITAL Network Services         48.8        46.7             37.9
Other                           3.4         5.3              7.9
                               ----      ------         --------
Total                        $167.2      $171.0           $194.3

Operating Income/(Loss)      FY 2000    FY 1999        FY 1998
-----------------------      -------    -------        -------

Broadband Systems Division   $(26.4)    $(29.4)        $(25.7)
Network Access Division         2.6        1.7           (1.4)
VITAL Network Services          2.9        5.9            3.3
Other                           2.3        3.2            3.1
                             --------    -------      --------
Total                         (18.6)     (18.6)         (20.7)

Reconciliation to net loss:
 General corporate expenses    (4.5)      (3.9)          (4.3)
 Interest expense, net         (8.7)      (7.0)          (5.9)
 Other, net                    (3.3)       8.0           (1.8)
                             -------      ------       -------
 Net loss before tax          (35.1)     (21.5)         (32.7)
 Income tax provision           1.8        1.1            0.7
                             --------     ------      ---------
 Net loss                   $ (36.9)    $(22.6)        $(33.4)
                            ========     =======       =======

The Broadband Systems Division continues to generate significant operating losses due to the high level of research and development spending to support both new product development and product enhancements. (See "Multimedia Division" below for discussion of video products developed by BSD.) Also supported is a worldwide sales and marketing organization.

Broadband Systems Division ("BSD")

Fiscal 2000 vs. Fiscal 1999: BSD revenues were disappointing in the second half of the fiscal year and this contributed to annual revenues being lower by $3.5 million, or 5.9% from the prior year. Most ($2.4 million) of this reduction results from lower sales of the division's legacy TDM products as demand migrates to newer technologies. The division also witnessed a reduction of shipments into its established customer carrier base in Europe due to a reduction in expansion of networks requiring BSD equipment, and into the CLEC (competitive local exchange carrier) market, which was affected by a general economic slowdown. Also limiting BSD's revenue growth was the bankruptcy of a major customer in May 2000.

Despite the lower revenue, BSD was still able to achieve a $3.0 million reduction in its annual operating loss by streamlining operations and refocusing its research and development activities.

Fiscal 1999 vs. Fiscal 1998: BSD's operating loss amounted to $(29.4) million and $(25.7) million in fiscal 1999 and 1998, respectively, an increase of $(3.7) million. Revenue amounted to $59.1 million and $82.6 million in fiscal 1999 and 1998, respectively, a reduction of $(23.5) million, or 28.5%. The reduction was comprised of a $(16.1) million reduction in legacy TDM product revenue and a $(7.4) million reduction in ATM product revenue. Geographically, most (68%) of the revenue decline occurred in Central America, Latin America and Asia, primarily attributable to technology changes and difficult economic conditions experienced in those regions. BSD's legacy TDM product line experienced significant revenue declines in both fiscal 1999 and 1998.

The December 1998 reorganization resulted in a $9.1 million, or 13.2%, reduction in BSD operating expenses for fiscal 1999. This cost reduction offset all but $3.7 million of the impact of the revenue loss referenced above.

Network Access Division ("NAD")

Fiscal 2000 vs. Fiscal 1999: NAD revenues were modestly lower year-over-year, primarily related to a shortfall in materials availability in the fourth fiscal quarter. Parts shortages at an outsource contract manufacturer affected NAD's ability to fulfill orders in the fourth quarter. Another part of the shortfall was from business with Verizon where there was interruption in normal buying patterns which we believe may have resulted from the Verizon employee strike and the merger of Bell Atlantic and GTE (to form Verizon).

NAD showed an operating profit for the fiscal year of $2.6 million, an increase from $1.7 million in the prior fiscal year due to operating cost reductions.

Fiscal 1999 vs. Fiscal 1998: NAD's fiscal 1999 operating income amounted to $1.7 million as compared to an operating loss of $(1.4) million in fiscal 1998, reflecting an improvement of $3.1 million. The improvement reflects the net effect of reduced revenues (NAD revenue amounted to $59.9 million and $65.9 million in fiscal 1999 and 1998, respectively) and a $6.9 million, or 20.5%, reduction in operating expenses.

The fiscal 1999 revenue decline is principally attributable to lower sales of legacy analog products to domestic telephone companies. Internationally, an increase in business in the Canadian marketplace (growth of $5.3 million) was offset with a decline in business in Central America, Latin America and Asia (down $5.5 million). The reduction in NAD's operating expenses reflects the impact of the Company's restructuring into independent business units in December 1998. Refer to Note 3, "Restructuring of Operations and Other Charges," of the Notes to Consolidated Financial Statements for detailed discussion of the charges.

VITAL Network Services L.L.C. ("VITAL")

Fiscal 2000 vs. Fiscal 1999: VITAL revenues improved $2.1 million, or 4.6%, in fiscal year 2000 over fiscal year 1999. Fiscal fourth quarter revenues reached a new record level at $13.2 million. The "Y2K" lockdown of communications and computer networks slowed service business earlier in the year. However, revenues grew 16.2% in the second half over the first half of the fiscal year.

VITAL has been on a mission to grow revenues through new relationships with equipment providers apart from General DataComm. Such clients accounted for over 45% of VITAL's total revenues in fiscal 2000 and reached 48% in the fourth fiscal quarter. This compares to 30% in fiscal 1999.

VITAL operating income was $2.9 million in fiscal 2000, compared to $5.9 million in fiscal 1999. The reduction was attributable to investments made in business infrastructure, including computer systems, expansion of the sales organization, as well as other strategic investments. Operating income was also negatively impacted by the slowdown in business in the first half of the fiscal year, as mentioned above, and the decision to retain full operating staff during this period in anticipation of revenue opportunities later in the fiscal year.

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

Multimedia Division ("MMD")

MMD has established itself with award-winning, state-of-the-art video products which the Company believes represent excellent future potential and should generate significant revenue growth in fiscal 2001 and beyond.

The costs to develop these products ($3.1 million in fiscal 2000 and $2.3 million in fiscal 1999) have been historically shown as part of the Broadband Systems Division. Separate financials will be presented for MMD beginning in the 2001 first fiscal quarter ending December 31, 2000.

Other Revenues

Fiscal 2000 "other revenues" consist of revenues from the Company's leasing subsidiary, DataComm Leasing Corporation ("DLC"), which provides creditworthy customers with the option of leasing the Company's products under a variety of programs. DLC's revenues were $3.4 million, $4.2 million and $4.4 million in fiscal 2000, 1999 and 1998, respectively. DLC's operating income was $2.3 million, $3.2 million and $3.1 million in fiscal 2000, 1999 and 1998, respectively.

Fiscal 1999 and 1998 "other revenues" also included $1.1 million and 3.2 million, respectively, of revenues generated from a division sold during fiscal 1999. Operating income of this division approximated breakeven in each year.

Reconciliation to Net Loss

Corporate expenses: Such expenses are comprised of executive management and staff support positions and include such items as legal and audit fees, in addition to compensation costs. The increase in expenses in fiscal 2000 was due to increases in outside service fees in addition to normal compensation increases.

Interest expense, net: Interest expense, net increased $1.7 million in fiscal 2000 and $1.1 million in fiscal 1999, reflecting higher levels of debt and higher interest rates associated with more recent financings.

Other, net:  "Other, net" is comprised of the following:
                                                      ($ millions)
                                             FY 2000    FY 1999        FY 1998
                                             -------    -------        -------
Restructuring charges                         $(0.5)       $(2.0)        $(2.5)
Charges related to a customer bankruptcy       (1.5)         --             --
Debt conversion expense                        (2.4)         --             --
Gain on sale of a division                       --          9.0            --
Operating income from a division sold            --          0.4            --
Foreign currency exchange gain (loss)           0.6          0.1          (0.4)
Other                                           0.5          0.5           1.1
                                              ------       -----        -------
                                              $(3.3)        $8.0         $(1.8)
                                               ====         ====        ======

"Restructuring charges" are comprised of severance costs associated with announced employee termination actions. The primary components of "charges related to a customer bankruptcy" are uncollectible receivable write-offs, costs incurred to reclaim inventory and legal fees. "Debt conversion expense" relates to non-cash charges representing the value of incremental shares of common stock issued to retire convertible debt. As a result, stockholders' equity was increased and debt was decreased by approximately $22 million in fiscal 2000. "Gain on sale of a division" relates to the sale of the Company's Technology Alliance Group ("TAG") in fiscal 1999. "Operating income from a division sold" in fiscal 1999 is comprised of operating income generated from TAG prior to the sale.

See the Notes to Consolidated Financial Statements for further descriptions of the items described above that are included in "Other, net."

Income taxes: For information concerning the provisions for income taxes, which generally represent provisions for foreign income taxes and domestic state taxes, refer to Note 9, "Income Taxes," of the Notes to Consolidated Financial Statements. The Company has significant domestic net operating loss carryforwards (approximately $195 million at September 30, 2000) and tax credit carryforwards (approximately $14.5 million at September 30, 2000) available to reduce future U.S. federal income taxes. The net operating loss carryforwards begin to expire in the year 2004.

Market Risk

The  Company is exposed to various  market  risks,  including  potential  losses arising from adverse changes in market rates and prices (such as foreign currency exchange and interest rates), dependence upon a limited number of major product distributors and resellers and dependence upon outsource contract manufacturers. The Company historically has not entered into derivatives, forward exchange contacts or other financial instruments for trading, speculation or hedging purposes.

Foreign Currency Risk

The Company's foreign subsidiaries are exposed to foreign currency fluctuation since they are invoicing customers in local currencies while liabilities for product purchases from the parent Company are transacted in U.S. dollars. The impact of foreign currency fluctuations on these U.S. dollar-denominated liabilities is recorded as a component of "Other Income and Expense" in the Company's consolidated statements of operations and resulted in net currency exchange gains or (losses) of $643,000, $66,000 and $(400,000) in fiscal 2000, 1999 and 1998, respectively.

No individual foreign subsidiary comprises 10 percent or more of consolidated revenue or assets, and most subsidiary operations represent less than 5 percent of consolidated revenue or assets. Therefore, the Company historically has not entered into hedge contracts or any form of derivative or similar investment. Separately, the introduction of the Euro as a common currency for members of the European Monetary Union, which occurred during fiscal 1999, has not had, and is not in the future expected to have, a significant impact the Company's exposure to foreign currency transactions.

Reference is made to Note 2, sub-caption "Foreign Currency," of the Notes to Consolidated Financial Statements for further discussion.

Interest Risk

The fair market value of long-term fixed interest-rate debt is subject to interest-rate risk. Generally, the fair market value of fixed interest-rate debt will increase as interest rates fall and decrease as interest rates rise. The estimated fair value of the Company's total long-term debt (including current portion) approximated $55.2 million at September 30, 2000, as compared to a recorded value of $55.0 million. The Company estimates that a 1% increase from prevailing interest rates at September 30, 2000 would reduce the fair value of total long-term debt by approximately $60,000. See Note 2 to the Notes to Consolidated Financial Statements under the sub-caption "Fair Values of Financial Instruments" for further discussion.

Financial Condition and Liquidity

The Company's independent auditors have expressed uncertainty about the Company's ability to continue as a going concern in their opinion on the Company's financial statements. On January 5, 2001, the Company's primary lenders served the Company with a notice of default under the Company's Loan Agreement as a result of the Company's inability to provide such lenders with Company financial statements supported by an unqualified opinion. While such lenders have not terminated the revolving line of credit portion of the Loan Agreement, pursuant to which advances are still continuing, the lenders have reserved their right to declare such advances due and payable and/or limit the amount of such future advances, and have increased the interest rates on such advances and the outstanding term loans. There can be no assurance that the lenders will continue to make such advances or that they will not accelerate the maturity of amounts due under the Loan Agreement. Acceleration of such amounts may in turn result in the acceleration of maturity of debt owed to other creditors.

Since the Company does not currently have any alternative sources of operating funds, these matters raise substantial doubt about the Company's ability to continue as a going concern. Reference is made to Note 1, "Business Conditions and Financial Plans," for more detailed discussions, including risks and Company plans.

Subject to the above-referenced risks, future cash requirements are planned to be satisfied from a combination of cash balances ($3.6 million at September 30,
2000), additional borrowings available under the Company's revolving line of credit and, subject to availability, other funds resulting from new borrowings and/or the sale of assets and/or securities. In addition, in October 2000, the Company settled a lawsuit and received proceeds of $5.5 million (before expenses). Based upon the provisions of the Company's Loan Agreement, $15.8 million of additional funds were available to borrow at September 30, 2000; however, $5.3 million of such funds were reserved for potential redemption of the Company's outstanding 5% preferred stock on January 31, 2001. Details of the Company's primary loan and security agreement are described in Note 8 of the Notes to Consolidated Financial Statements.

Based on current projections, the Company will require, in addition to continued access to its existing Loan Agreement and related revolving line of credit, additional funds early in the second fiscal quarter ending March 31, 2001 in order to sustain future operations. In order to obtain such funds, the Company will be required to sell additional stock, secure additional debt or sell assets, such as a division.

In anticipation of the requirement to obtain additional funds, in June 2000 the Company engaged CIBC World Markets to provide strategic direction which may involve the sale of a division or the total Company. Although to date this initiative has not been successful in providing additional funds, the Company continues to actively pursue opportunities that are presented and is currently engaged in such discussions.

Furthermore, the Company has plans to further restructure its business to focus on revised product development strategies, and to generate operational efficiencies and reduced overheads targeted to result in positive cash flows.
As part of this program, on November 17, 2000, the Company announced a restructuring that involved a reduction in headcount of approximately 100 persons, or 10% of the workforce. Additional actions were effected in early January 2001. However, even with such actions, the Company will require additional cash funds.

Reference is made to Note 8 to the Notes to Consolidated Financial Statements for discussions regarding the Company's Loan Agreement and all other Company indebtedness outstanding.

The Company is actively pursuing all additional sources of financing. Although the Company has historically been able to satisfy its cash requirements, there can be no assurance that such efforts to obtain sufficient financing for operations will be successful in the future, or successful on terms that would be considered beneficial to the Company and its shareholders. Reference is made to Note 1 of the Notes to Consolidated Financial Statements for further discussion of business conditions and the Company's financial plans.

Operating

Net cash used in operating activities amounted to $8.9 million and $1.6 million in fiscal 2000 and 1999, respectively.

Non-debt working capital, excluding cash and cash equivalents, decreased to $18.7 million at September 30, 2000 as compared to $23.5 million at September 30, 1999. The $4.8 million reduction is principally comprised of a $7.2 million reduction in accounts receivable, a $4.4 million increase in trade accounts payable, and $2.6 million of other working capital reductions (mostly leasing assets due to existing leases reaching maturity or being canceled), offset by an increase in inventories of $9.4 million.

The increase in inventories reflects the effect of lower product shipments than anticipated, in part due to the cancellation of a large order due to a customer bankruptcy, and the impact of difficulties experienced with the Company's primary outsourcing supplier, which required the Company to invest in inventories to assure continuity of shipments to customers. The reduction in accounts receivable reflects lower sales levels in the current fiscal year. The increase in accounts payable reflects amounts owed for the higher inventory levels being carried.

Investing

The Company continued to invest in new technologies during fiscal 2000. Investments in property, plant and equipment amounted to $6.2 million in fiscal 2000 compared to $7.5 million in fiscal 1999. Investments in capitalized software remained consistent, amounting to $12.5 million in both fiscal 2000 and 1999. All investment activity was targeted to satisfy minimum operating requirements and to embrace new undertakings with the greatest potential returns.

During fiscal 1999, the Company generated $15.1 million in net proceeds from the sale of a non-strategic division ($12.0 million) and manufacturing assets ($3.1 million) as part of a manufacturing outsourcing program. Reference is made to
Note 4 to the Notes to Consolidated Financial Statements for further discussion.

Financing

Net cash provided by financing activities amounted to $27.5 million in fiscal 2000. The principal sources of funds were from the addition of $20 million in term loan debt and $1.0 million of capital equipment financing, the sales of $15 million of common stock and $5 million of preferred stock in separate private transactions, and monies collected from employees under stock option and stock purchase plans. The net proceeds from these transactions ($41.8 million) were used to fund the operating and investing activities (described above), to reduce the revolving credit loan by $8.2 million, to make $4.8 million in principal payments on debt and to pay $1.3 million in preferred stock dividends. Preferred stock dividends were suspended after the June 30, 2000 quarterly payment was made to conserve cash for operating purposes. Net cash provided by financing activities for fiscal 1999 amounted to $6.6 million, comprised of $7.7 million in net borrowings and $0.7 million of proceeds received for stock sold under the Company's employee stock purchase plan, partially offset with $1.8 million in preferred stock dividends.

During the fiscal year ended September 30, 2000, $22.0 million of the $25.0 million in convertible 7-3/4% debentures outstanding at September 30, 1999 were converted into and exchanged for common stock, thereby reducing indebtedness and increasing stockholders' equity.

Reference is made to Note 8 of the Notes to Consolidated Financial Statements for discussion regarding the Company's Loan Agreement, as amended, the conversion of the convertible 7-3/4% debentures and other indebtedness of the Company.

Operating Lease Obligations

See Note 10 of the Notes to Consolidated Financial Statements for discussion of the Company's operating lease obligations.

Concentrations of Credit

Financial instruments which potentially subject the Company to concentrations of credit risk consist principally of cash instruments and accounts receivable. The Company places its cash investments with high-quality financial institutions within the United States.

Approximately $9.8 million, or 32% of consolidated accounts receivable at September 30, 2000 ($15.5 million, or 41%, at September 30, 1999), were concentrated in telephone companies in North America and Europe. These receivables are not collateralized due to the high credit ratings and the extensive financial resources available to such telephone companies.

Impact of Inflation and Changing Prices

In management's opinion, the impact of inflation and changing prices for the three most recent fiscal years is not significant to the financial statements as reported.

Future Adoption of New Accounting Statements

Newly issued pronouncements to become effective in fiscal 2001 or later are not currently expected to have a material impact on the Company's financial position or results of operations. Refer to Note 2, "Future Adoption of Accounting Statements," of the Notes to Consolidated Financial Statements for further detailed information.

Certain Risk Factors

Continuing Losses: The Company has sustained net losses for the past 24 quarters ended September 30, 2000. There can be no assurance as to when the Company will achieve net income.

Credit Availability: As noted above, the Company's independent auditors have expressed uncertainty about the Company's ability to continue as a going concern in their opinion of the Company's financial statements. On January 5, 2001, the Company's primary lenders served the Company a notice of default under the under the Company's Loan Agreement as a result of the Company's inability to provide such lenders with Company financial statements supported by an unqualified opinion. Amounts outstanding under the Loan Agreement amounted to $40.7 million at September 30, 2000. Separately, the Company's Loan Agreement requires compliance with specific financial covenants, including the requirement that reported stockholders' equity, as defined, equals or exceeds $10.0 million (such stockholders' equity, as defined, amounted to $28.0 million at September 30,
2000).

While such lenders have not terminated the revolving line of credit portion of the Loan Agreement, pursuant to which advances are still continuing, the lenders have reserved their right to declare such advances due and payable and/or limit the amount of such future advances, and have increased the interest rates on such advances and the outstanding term loans. There can be no assurance that the lenders will continue to make such advances or that they will not accelerate the maturity of amounts due under the Loan Agreement. Acceleration of such amounts may in turn result in the acceleration of maturity of debt owed to other creditors.

These matters raise substantial doubt about the Company's ability to continue as a going concern. Should the lenders lenders take further action, the Company may be unable to borrow funds under such agreement. In such case the Company would be required to seek other financing to fund its operations, and there can be no assurance the Company will be able to obtain such financing or, if obtained, on terms deemed favorable by the Company. Reference is made to Note 1, "Business Conditions and Financial Plans," for more detailed discussions, including risks and Company plans.

Reliance on Outsourced Manufacturing: During fiscal 1999 and 2000, the Company outsourced substantially all of its manufacturing operations. Therefore, the Company is largely dependent on third-party suppliers to meet product delivery deadlines and quality requirements. Any shortfall in the satisfaction of these requirements could negatively impact revenue and profitability in that quarter, and possibly thereafter. The Company's weakening financial position, including the above-referenced notice of default from the Company's primary lenders, also poses a risk that such manufacturing outsource suppliers could become unwilling to continue doing business with the Company.

Volatility of Stock Price: The trading price of the Company's Common Stock has fluctuated widely in response to, among other things, quarter-to-quarter operating results and financial position, industry conditions, awards of orders to the Company or its competitors, new product or product development announcements by the Company or its competitors, changes in earnings estimates by analysts and, from time to time, the volatile nature of equity markets. Any shortfall in revenue or earnings from expected levels could have an immediate and significant adverse effect on the trading price of the Company's Common Stock in any given period.

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

                        2000                               1999
                        ----                               ----
Quarter        High     Low       Closing      High         Low       Closing
------------------------------------------------------------------------------
First       6 15/16     2 9/16    6 5/8      4 1/2        2 1/8      2 5/16
Second     15 3/16      5 11/16   9 1/4      3 7/16       2 3/16     2 1/2
Third       8 9/16      3 7/8     6 3/8      3 5/16       2 1/8      2 7/8
Fourth      6 5/16      4 1/4     5 3/16     2 15/16      2 3/16     2 13/16

No cash dividends have ever been paid on the Company's common stock or Class B stock. The Company's principal loan agreement does not allow payment of cash dividends, with the exception of cash dividends authorized for payment on the Company's 9% preferred stock. In the event this would change, it is still management's intention to reinvest future earnings in the business to support growth plans.

The Company had approximately 1,525 shareholders of record at September 30, 2000.

               General DataComm Industries, Inc. and Subsidiaries
          Consolidated Statements of Operations and Accumulated Deficit

(In thousands except per share data)


Years ended September 30,                                            2000          1999         1998
----------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------

Revenues:
  Net product sales                                              $  114,847     $  118,052   $ 146,965
  Service revenue                                                    48,807         46,676      37,852
  Other revenue                                                       3,508          6,289       9,438
----------------------------------------------------------------------------------------------------------
                                                                    167,162        171,017     194,255

Cost of revenues:
  Cost of product sales                                              61,453         59,967      73,226
  Cost of service revenue                                            36,140         32,538      26,856
  Cost of other revenue                                                 257            777         540
----------------------------------------------------------------------------------------------------------
                                                                     97,850         93,282     100,622

Amortization of capitalized software development costs               12,136         12,172      11,867

Operating expenses:
  Selling, general and administrative                                59,335         60,682      74,069
  Research and product development                                   20,490         26,581      31,937
  Other charges                                                       2,000          2,000       2,500
----------------------------------------------------------------------------------------------------------
                                                                     81,825         89,263     108,506

Operating loss                                                      (24,649)       (23,700)    (26,740)

Other income (expense):
  Interest, net                                                      (8,660)        (6,998)     (5,900)
  Debt conversion expense                                            (2,403)           --           --
  Gain on sale of assets                                                --           9,001          --
  Other, net                                                            573            241         (52)
----------------------------------------------------------------------------------------------------------
                                                                    (10,490)         2,244      (5,952)

Loss before income taxes                                            (35,139)       (21,456)    (32,692)
Income tax provision                                                  1,800          1,150         700
----------------------------------------------------------------------------------------------------------
Net loss                                                         $  (36,939)    $  (22,606)  $ (33,392)
----------------------------------------------------------------------------------------------------------
Basic and diluted loss per share                                 $    (1.51)   $    (1.12)  $   (1.64)
----------------------------------------------------------------------------------------------------------
Average number of common and common equivalent shares                25,400         21,857      21,495
outstanding
----------------------------------------------------------------------------------------------------------

Accumulated deficit at beginning of year                         $ (127,472)    $(103,066)   $(67,874)
Net loss                                                            (36,939)      (22,606)    (33,392)
Payment of preferred stock dividends                                 (1,343)       (1,800)     (1,800)
----------------------------------------------------------------------------------------------------------
Accumulated deficit at end of year                               $ (165,754)    $(127,472)  $(103,066)
----------------------------------------------------------------------------------------------------------

The accompanying notes are an integral part of these consolidated financial statements

               General DataComm Industries, Inc. and Subsidiaries
                           Consolidated Balance Sheets



(In thousands except shares)
September 30,                                                                     2000                1999
----------------------------------------------------------------------------------------------------------------
Assets:
Current assets:
  Cash and cash equivalents                                                       $  3,572           $  3,790
  Accounts receivable, less allowance for doubtful
     Receivables of $2,037 in 2000 and $1,375 in 1999                               25,631             32,795
  Inventories                                                                       31,718             22,329
  Deferred income taxes                                                              1,521              1,578
  Other current assets                                                               8,311             12,624
----------------------------------------------------------------------------------------------------------------
Total current assets                                                                70,753             73,116
----------------------------------------------------------------------------------------------------------------
Property, plant and equipment, net                                                  29,658             32,679
Capitalized software development costs, net                                         22,160             21,815
Other assets                                                                        10,512             12,764
----------------------------------------------------------------------------------------------------------------
                                                                                   $133,083          $140,374
----------------------------------------------------------------------------------------------------------------
Liabilities and Stockholders' Equity:
Current liabilities:
  Current portion of long-term debt                                                $51,982           $  4,533
  Accounts payable, trade                                                           23,040             18,669
  Accrued payroll and payroll-related costs                                          4,853              4,626
  Deferred income                                                                    6,567              6,082
  Other current liabilities                                                         14,070             16,449
----------------------------------------------------------------------------------------------------------------

Total current liabilities                                                          100,512             50,359
----------------------------------------------------------------------------------------------------------------
Long-term debt, less current portion                                                 3,000             64,532
Deferred income taxes                                                                2,266              2,337
Other liabilities                                                                    1,142              1,053
----------------------------------------------------------------------------------------------------------------
Total liabilities                                                                  106,920            118,281
----------------------------------------------------------------------------------------------------------------
Commitments and contingent liabilities                                                  --                 --
Stockholders' equity:
  Preferred  stock,  par value  $1.00 per share,  3,000,000  shares  authorized;
     issued  and  outstanding:  787,900  shares  of  9%  cumulative  convertible
     exchangeable   Preferred   stock  and  200,000   shares  of  5%  cumulative
     convertible preferred stock; total liquidation preference of
     $24.7 million                                                                     988                800
  Class B stock, par value $.10 per share, 10,000,000 shares
     Authorized; issued and outstanding: 2,057,103 in 2000
     and 2,092,383 in 1999                                                             206                209
  Common stock, par value $.10 per share, 50,000,000 shares
     Authorized; issued and outstanding: 27,709,710 in 2000
     and 20,309,143 in 1999                                                          2,771              2,031
  Capital in excess of par value                                                   194,431            151,706
  Accumulated deficit                                                             (165,754)          (127,472)
  Accumulated other comprehensive loss                                              (5,040)            (2,736)
  Common stock held in treasury, at cost:
     194,614 shares in 2000 and 330,382 in 1999                                     (1,439)            (2,445)
----------------------------------------------------------------------------------------------------------------
Total stockholders' equity                                                           26,163            22,093
----------------------------------------------------------------------------------------------------------------
                                                                                   $133,083          $140,374


The accompanying notes are an integral part of these consolidated financial statements.

               General DataComm Industries, Inc. and Subsidiaries
                      Consolidated Statements of Cash Flows

                                                                    Increase (Decrease) in Cash and Cash Equivalents
                                                                    ------------------------------------------------
(In thousands)
Years ended September 30,                                           2000               1999               1998
-------------------------------------------------------------------------------------------------------------------
Cash flows from operating activities:
Net loss                                                          $(36,939)          $(22,606)         $ (33,392)
Adjustments to reconcile net loss to net cash used
 in operating activities:
     Depreciation and amortization                                  22,375             25,821             26,108
     Non-cash charge for debt conversion expense                     2,403                 --                --
     Non-cash charge for uncollectible lease receivable
                                                                     1,500                 --                --
     Gain on sale of assets                                             --             (9,001)               --
     Changes in:
        Accounts receivable                                          6,296             (1,264)             2,936
        Inventories                                                 (9,637)             3,867              9,813
        Accounts payable and accrued expenses                        2,369              3,745             (5,837)
        Other net current assets                                     7,424               (720)               160
        Other net long-term assets                                  (4,668)            (1,479)              (739)
-------------------------------------------------------------------------------------------------------------------
Net cash used in operating activities                               (8,877)            (1,637)              (951)
-------------------------------------------------------------------------------------------------------------------
Cash flows from investing activities:
  Acquisition of property, plant and equipment, net                 (6,220)            (7,486)            (6,870)
  Capitalized software development costs                           (12,480)           (12,534)           (12,653)
  Net proceeds from the sale of assets                                 ---             15,113                 --
-------------------------------------------------------------------------------------------------------------------
Net cash used in investing activities                              (18,700)            (4,907)           (19,523)
-------------------------------------------------------------------------------------------------------------------
Cash flows from financing activities:
  Revolver borrowings (repayments), net                             (8,154)            13,524             (3,212)
  Proceeds from notes and mortgages                                 20,700             14,679             15,094
  Principal payments on notes and mortgages                         (4,827)           (20,470)            (8,387)
  Proceeds from issuing common and/or preferred stock               21,092                688              1,000
  Payment of preferred stock dividends                              (1,343)            (1,800)            (1,800)
-------------------------------------------------------------------------------------------------------------------
Net cash provided by financing activities                           27,468              6,621              2,695
-------------------------------------------------------------------------------------------------------------------
Effect of exchange rates on cash                                      (109)                  (44)             10
-------------------------------------------------------------------------------------------------------------------
Net increase (decrease) in cash and cash equivalents                  (218)                   33           (17,769)
Cash and cash equivalents at beginning of year (1)                   3,790                 3,757            21,526
-------------------------------------------------------------------------------------------------------------------
Cash and cash equivalents at end of year (1)                      $  3,572              $  3,790       $     3,757
-------------------------------------------------------------------------------------------------------------------
Supplemental  disclosures  of cash flow  information:
Cash paid during the year for:
     Interest                                                     $  7,312              $  6,244         $   5,999
     Income taxes, net                                            $  1,163              $    788         $   1,039
-------------------------------------------------------------------------------------------------------------------

(1) The Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents.

The accompanying notes are an integral part of these consolidated financial statements.

               General DataComm Industries, Inc. and Subsidiaries
                   Notes to Consolidated Financial Statements


1.   Business Conditions and Financial Plans

The Company has experienced recurring net losses of $36.9 million, $22.6 million and $33.4 million during the years ended September 30, 2000, 1999 and 1998, respectively. Operating and investing activities resulted in cash consumption of $27.6, $6.5, and $20.5 million for the years ended September 30, 2000, 1999 and 1998, respectively. In addition, as a result of lower shipments resulting from a general economic and industry slowdown, technology changes and other factors, and high investments in product development, the Company may continue to suffer significant net losses and a negative cash flow from operations. Payments of preferred stock dividends were suspended after the June 30, 2000 quarterly payment was made.

In addition, the independent auditors for the Company have expressed uncertainty about the Company's ability to continue as a going concern in their opinion on the Company's financial statements. On January 5, 2001, the Company's primary lenders served the Company with a notice of default under the Company's Loan Agreement as a result of the Company's inability to provide such lenders with Company financial statements supported by an unqualified opinion. While such lenders have not terminated the revolving line of credit portion of the Loan Agreement, pursuant to which advances are still continuing, the lenders have reserved their right to declare such advances due and payable and/or limit the amount of such future advances, and have increased the interest rates on such advances and the outstanding term loans. There can be no assurance that the lenders will continue to make such advances or that they will not accelerate the maturity of amounts due under the Loan Agreement. Acceleration of such amounts may in turn result in the acceleration of maturity of debt owed to other creditors.

Since the Company does not currently have any alternative sources of funds, these matters raise substantial doubt about the Company's ability to continue as a going concern. The Company's continued existence is dependent upon several factors, including the Company's ability to increase revenue levels, restructure operations to generate positive cash flows, retain access to its existing Loan Agreement and to obtain additional financing. Potential financing sources include the sale of assets, technologies, existing businesses, the Company's common and preferred stock and the issuance of additional debt securities. Although the Company has historically been able to satisfy its cash requirements, there can be no assurance that such efforts to obtain sufficient financing for operations will be successful in the future. Furthermore, the Company could violate covenant or default provisions of other debt agreements during fiscal 2001, which could accelerate the maturity of amounts due under such agreements.

In response to current conditions and as a part of its ongoing corporate strategy, the Company is pursuing several initiatives intended to increase liquidity and better position the Company to compete under current market conditions. Several completed and ongoing initiatives are summarized below.

In January 1998, the Company restructured operations to provide operational efficiencies. For the fiscal year ended September 30, 1998, selling, general and administrative expenses were reduced by $12.1 million, or 14%, and research and product development expenses were reduced by $8.9 million, or 22%, from the prior fiscal year.

In December 1998 (fiscal 1999), the Company was reorganized into three strategic business units to focus on specific product and service strategies and to streamline operations. As a result, for the fiscal year ended September 30, 1999, selling, general and administrative expenses were further reduced by $13.4 million, or 18%, and research and product development expenses were reduced another $5.4 million, or 17%, from the prior fiscal year.

The streamlining and aggressive cost reduction programs continued into fiscal 2000, where such expenses were further reduced in total another $7.4 million, or 8.5%. In addition, the Company initiated a program to outsource manufacturing operations.

Over the last three fiscal years, the Company's headcount was reduced by 731 persons, representing a workforce reduction of 42%.

Furthermore, since September 30, 2000, the Company has announced a workforce reduction of approximately 100 persons, or 10% of the existing headcount. In addition, the Company is in the process of preparing a strategic reorganization plan targeted at achieving profitability and positive cash flow in the aftermath of its implementation, including a targeted (incremental) workforce reduction of approximately 200 persons in January 2001.

In addition to the restructuring and cost reduction actions taken, in June 2000, the Company engaged CIBC World Markets to provide strategic direction, which may ultimately involve the sale of one or more business units or the entire Company. To date this initiative has not been successful in identifying viable opportunities. However, the Company continues to actively pursue opportunities that are presented and is aggressively looking to identify new opportunities.

While the Company is aggressively pursuing opportunities and corrective actions, as discussed above, there can be no assurance that the Company will be successful in its efforts to achieve future profitable operations, generate sufficient cash from operations and obtain additional funding sources. Separately, the financial statements, as presented, do not include any adjustments that may result from the outcome of these uncertainties.

2.   Description of Business and Summary of Significant Accounting Policies

Description of Business

The   Company   is  a   worldwide   provider   of  wide  area   networking   and
telecommunications products and services. The Company designs, assembles, markets, installs and maintains products and services that enable telecommunications common carriers, corporations and governments to build, upgrade and better manage their global telecommunications networks. In fiscal 1999 the Company commenced operating in three business segments: the Broadband Systems Division ("BSD"), which designs and sells packet voice/data gateway products including ATM (asynchronous transfer mode) and time-division multiplexing equipment; the Network Access Division ("NAD"), which designs and sells frame relay and DSL/UAS based products; and VITAL Network Services, L.L.C. ("VITAL"), which provides a full range of professional and traditional support services worldwide for the networking industry. Refer to Note 12, "Segment and Geographical Information," for further discussion and a summary of financial performance by operating segment. In addition, during fiscal 2000, the Company launched the Multimedia Division ("MMD"), which supplies award-winning video products for IP and ATM networks.

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

Capitalized Software Development Costs

Software development costs are capitalized for those products that have met the requirements of technological feasibility. Such costs are amortized using the straight-line method, on a product-by-product basis, over the estimated economic life of the product. Unamortized costs are reviewed for recoverability and, if necessary, adjusted so as not to exceed estimated net realizable value. All capitalized software costs are written off when they become fully amortized. The accumulated amortization of capitalized software development costs amounted to $15,630,000 and $18,065,000 at September 30, 2000 and 1999, respectively.
Goodwill

Goodwill is amortized to expense on a straight-line basis over the estimated useful life of the goodwill, generally between 6 and 15 years. The valuation, recoverability and amortization of goodwill is reviewed on a ongoing basis.

The remaining unamortized portion of goodwill (included in the Consolidated Balance Sheets under "Other assets") amounted to $5,383,000 and $4,985,000 at September 30, 2000 and 1999, respectively. The accumulated amortization of goodwill amounted to $3,819,000 and $3,267,000 at September 30, 2000 and 1999, respectively.

Revenue Recognition

Revenue from the sale of product is generally recognized at the date of shipment unless the terms and conditions of the sale dictate recognition at a later date. Service revenue is either recognized when the service is performed or, in the case of maintenance contracts, on a straight-line basis over the term of the contract. Technology licensing fee revenue (primarily applicable to the
Company's Technology Alliance Group which was sold in December 1998) was recognized in the period received or, alternatively, accrued when reliably determinable.

Revenue from sales-type leases is recognized at the date of shipment. Revenue from operating leases is recognized ratably over the lease term, and the related equipment is depreciated using the straight-line method over its estimated useful life, which approximates three years. The average length of initial lease terms in fiscal 2000 was approximately 36 months.

Promotion and Advertising Costs

Promotion and advertising costs are charged to operating expense in the fiscal year in which they are incurred. Promotion and advertising costs amounted to $4,042,000, $3,711,000 and $5,287,000 in fiscal 2000, 1999 and 1998, respectively.

Income Taxes

The Company accounts for income taxes under the provisions of Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes," which requires the use of the liability method of accounting for deferred income taxes.

The provision for income taxes includes federal, foreign, state and local income taxes currently payable and deferred taxes resulting from temporary differences between the financial statement and tax basis of assets and liabilities. The Company intends to permanently reinvest the undistributed earnings of its foreign subsidiaries ($12,537,000 at September 30, 2000). Accordingly, no U.S. federal income taxes have been provided on such earnings. In addition, taxes would be substantially lowered if such earnings were remitted due to net operating loss carryforwards currently available in the United States.

Earnings (Loss) Per Share

Basic and diluted earnings (loss) per share is computed in accordance with Statement of Financial Accounting Standards No. 128, "Earnings Per Share." Refer to Note 15 to the Notes to Consolidated Financial Statements for further information.

Concentrations of Credit Risk

Financial instruments which potentially subject the Company to concentrations of credit risk consist principally of cash instruments and accounts receivable. The Company places its cash investments with high-quality U.S. financial institutions.

Approximately $9,800,000, or 32%, of consolidated accounts receivable at September 30, 2000 ($15,500,000, or 41%, at September 30, 1999) were concentrated in telephone companies in North America and Europe. These receivables are not collateralized due to the high credit ratings and the extensive financial resources available to such telephone companies.

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

Included in other income are net recognized foreign currency exchange gains and (losses) of $643,000, $66,000 and $(400,000) for fiscal 2000, 1999 and 1998, respectively.

Post-Retirement and Post-Employment Benefits

The Company accounts for post-retirement benefits and post-employment benefits under the provisions of Statement of Financial Accounting Standards No. 106, "Employers' Accounting for Post-Retirement Benefits Other Than Pensions," and Statement of Financial Accounting Standards No. 112, "Employers' Accounting for Post-Employment Benefits," respectively, each of which requires the use of an accrual method of accounting for such benefits. The annual expense and other disclosure information applicable to such benefits is not material. Separately, in fiscal 1999, the Company adopted Statement of Financial Accounting Standards No. 132, "Employers' Disclosures about Pensions and Other Post-retirement Benefits" (SFAS 132). SFAS 132 standardizes the disclosure of information about pension and other post-retirement benefit plans.

Accounting for Stock-Based Compensation

As permitted under Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation," the Company has elected to continue to measure costs for its employee stock compensation plans by using the accounting methods prescribed by Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," which allows that no compensation cost be recognized provided the exercise price of options granted is equal to the fair market value of the Company's stock at date of grant. Reference is made to Note 13 of the Notes to Consolidated Financial Statements for further information.

In March 2000, the Financial Accounting Standards Board ("FASB") issued FASB Interpretation ("FIN") No. 44, "Accounting for Certain Transactions Involving Stock Compensation - An Interpretation of APB Opinion No. 25." The application of FIN 44 did not have a material impact on our financial position or results of operations.

Operating Segments

In fiscal 1999, the Company adopted Statement of Financial Accounting Standards No. 131, "Disclosures About Segments of an Enterprise and Related Information" (SFAS 131), which utilizes a "management" approach to segment reporting. The management approach designates the internal organization that is used by management for making operating decisions and assessing performance as the source of the Company's reportable segments. SFAS 131 also requires enterprise-wide disclosures about products and services, geographic areas, and major customers.

Comprehensive Income

Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income" (SFAS 130) establishes standards for reporting comprehensive income and its components in a company's financial statements. The Company adopted SFAS 130 in fiscal 1999.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods presented. Actual results could differ from those estimates. For example, the markets for the Company's products are characterized by intense competition, rapid technological development and frequent new product introductions, all of which could impact the future value of the Company's inventory, capitalized software, goodwill and certain other assets.

Fair Values of Financial Instruments

Cash and cash equivalents -- The carrying amount reported in the consolidated balance sheets for cash and cash equivalents approximates fair value due to their short-term nature.

Long-term debt -- The estimated fair value of the Company's $55.0 million and $69.1 million total long-term debt (including current portion) at September 30, 2000 and 1999, respectively, was approximately $55.2 million and $59.6 million, respectively. In the case of variable interest-rate debt, debt with shorter maturities and recently secured fixed interest-rate debt, the Company estimates the fair value to be the carrying value. For other long-term, fixed interest-rate debt, the estimated fair value was obtained from an investment banker.

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

Securities and Exchange Commission Staff Accounting Bulletin No. 101, "Revenue Recognition in Financial Statements," provides the SEC staff's views in applying generally accepted accounting principles to selected revenue recognition issues. Staff Accounting Bulletins 101A and 101B delayed the implementation of SAB 101, which becomes effective for the Company in fiscal 2001. The Company is in the process of evaluating SAB 101; however, implementation of SAB 101 is not presently expected to have a material impact on the Company's reported financial position or results of operations.

Other newly issued accounting standards are not expected to have a material impact on the Company's reported financial position or results of operations.

Reclassifications

Certain reclassifications were made to prior years' consolidated financial statements to conform to the current year's presentation.

3.   Restructuring of Operations and Other Charges

Fiscal year 2000 results include a charge of $1.5 million, or $0.06 per share, for uncollectible lease receivables and related costs attributable to a customer bankruptcy. Furthermore, fiscal year 2000 results include a charge of $0.5 million, or $0.02 per share, for severance costs associated with the decision to outsource manufacturing operations. All such severance costs were paid as of September 30, 2000.

In December 1998, the Company restructured its operations into three distinct business units to increase product line focus and move toward operating autonomy. Two new business units resulted from the reorganization: Broadband Systems Division (ATM and Internetworking products) and Network Access Division (access products). The new business units supplemented the existing VITAL Network Services business unit, which was launched in October 1997 to provide professional services on multi-vendor networking equipment on a worldwide basis. In addition, the Company shut down a non-strategic remote technology center in England during in July 1999. Such fiscal 1999 reorganization efforts resulted in a work force reduction of approximately 230 persons and a charge of $2.0 million, or $0.09 per share (basic and diluted), primarily for post-employment severance benefits. All accrued costs were paid as of September 30, 2000.

The fiscal year ended September 30, 1998 includes a restructuring of operations charge of $2.5 million, or $0.12 per share, which is comprised of a $1.0 million provision for post-employment benefits related to the elimination of approximately 200 full-time positions and $1.5 million for the write-off of intangible assets and other costs associated with the elimination of low-volume product lines. All such costs have been paid.

4.   Sale of Assets

On December 30, 1998, the Company sold its Technology Alliance Group division ("TAG"), which was identified as non-strategic to the reorganized business units referenced in Note 3 above. TAG, which developed, patented and licensed advanced modem and access technologies, was principally comprised of scientists and engineers and held rights to certain technologies patented by the division. The sale resulted in a pre-tax gain of approximately $9.0 million, or $0.41 per share, and generated cash proceeds, net of expenses, of approximately $12.0 million. Technology licensing revenues from the TAG division amounted to $869,000 and $3,166,000 in fiscal 1999 and

1998, respectively. Licensing revenues are reported as "Other Revenue" in the Company's Consolidated Statements of Operations.

On September 30, 1999, the Company entered into an agreement to outsource a substantial portion of its manufacturing operations. As part of the agreement, the outsource manufacturer purchased the Company's applicable manufacturing assets for $3.1 million, which approximated book value; in addition, the outsource manufacturer procured specific raw material inventories at net book value. As a result, no gain or loss was recognized on the transaction.

5.  VITAL Network Services, L.L.C. Partnership With Olicom, Inc.

On October 15, 1998, the Company's VITAL Network Services (VITAL) business unit entered into an agreement with Olicom, Inc. whereby VITAL assumed responsibility for Olicom's service operations in Marlborough, Massachusetts, and Olicom assigned or transferred its service contract business in North America to VITAL. In addition to the assumption of obligations for a leased facility, VITAL is obligated to pay Olicom a percentage (25% in the first year, 20% thereafter) of revenues derived from Olicom's business over a three-year period, not to exceed $3.8 million. As part of the agreement, VITAL acquired the capital assets used in Olicom's service business. VITAL recorded the acquisition using the purchase method of accounting, and due to the conditional nature of the payments owing to Olicom, no liability or corresponding assets (including goodwill) were recorded for these payments at the date of acquisition. During the two years ended September 30, 2000, the Company recognized $2.6 million of liability to Olicom toward its three-year obligation and recorded $2.2 million of goodwill.

6.  Inventories

Inventories consist of  (in thousands):

  September 30,                                        2000          1999
------------------------------------------------- --------------- --------------
  Raw materials                                     $  7,852      $  5,054
  Work-in-process                                      3,504         1,732
  Finished goods                                      20,362        15,543
  ----------------------------------------------- --------------- --------------
                                                    $ 31,718      $ 22,329
 ------------------------------------------------ --------------- --------------

Despite the complete outsourcing of manufacturing operations in fiscal 2000, the Company has continued to procure certain raw material components in an effort to use local vendors as a supplement to its primary outsource vendors and, in some instances, to protect itself from market shortage and long lead time exposures.

7.  Property, Plant and Equipment

Property, plant and equipment consists of (in thousands):

                                                                  Estimated
  September 30,                                2000      1999      Useful Life
  -----------------------------------------------------------------------------
  Land                                      $ 1,746   $ 1,775           --
  Buildings and improvements                 30,177    30,280   10 to 30 years
  Test equipment, fixtures and field spares  53,818    54,460    3 to 10 years
  Machinery and equipment                    57,995    58,099    3 to 10 years
  -----------------------------------------------------------------------------
                                            143,736   144,614
  Less: accumulated depreciation            114,078   111,935
  -----------------------------------------------------------------------------
                                           $ 29,658   $32,679
  -----------------------------------------------------------------------------
At September 30, 2000, land, buildings and improvements with a net book value of approximately $5.6 million are vacant and being held for sale. Separately, depreciation expense amounted to $9,083,000, $11,994,000 and $12,747,000 in fiscal 2000, 1999 and 1998, respectively.

8.  Long-Term Debt

Long-term debt consists of (in thousands):

September 30,                                         2000            1999
-----------------------------------------------------------------------------
Revolving credit facility                           $ 6,957        $ 15,111
Notes payable                                        35,452          18,543
7 3/4% convertible subordinated debentures
("Debentures")                                        3,000          25,000
Mortgages payable                                     9,573          10,411
------------------------------------------------------------------------------
                                                     54,982          69,065
Less: current portion                                51,982           4,533
------------------------------------------------------------------------------
                                                    $ 3,000        $ 64,532
------------------------------------------------------------------------------

Interest expense amounted to $8,719,000, $7,118,000 and $6,564,000 in fiscal 2000, 1999 and 1998, respectively.

The following is a schedule of the future minimum payments of long-term debt at September 30, 2000 (in thousands):

Fiscal Years Ending September 30,    2001     2002     2003     2004   Total
-------------------------------------------------------------------------------
Future minimum payments            $51,982   $3,000     $0        $0    $54,982
-------------------------------------------------------------------------------

The Company's independent auditors have expressed uncertainty about the Company's ability to continue as a going concern in their opinion on the Company's financial statements. On January 5, 2001, the Company's primary lenders served the Company with a notice of default under the Company's Loan Agreement as a result of the Company's inability to provide such lenders with Company financial statements supported by an unqualified opinion. While such lenders have not terminated the revolving line of credit portion of the Loan Agreement, pursuant to which advances are still continuing, the lenders have reserved their right to declare such advances due and payable and/or limit the amount of such future advances, and have increased the interest rates on such advances and the outstanding term loans. There can be no assurance that the lenders will continue to make such advances or that they will not accelerate the maturity of amounts due under the Loan Agreement. Acceleration of such amounts may in turn result in the acceleration of maturity of debt owed to other creditors.

Revolving Credit Facility

On May 14, 1999, the Company entered into a three-year $40.0 million loan and security agreement with Foothill Capital Corporation to provide funds for operations and replace the Company's existing credit facility. The Loan Agreement was comprised of $15.0 million in term loans and a $25.0 million (maximum value) revolving line of credit.

On December 30, 1999, the Company expanded its credit facility to $70.0 million as compared to the previous $40.0 million agreement. The $30.0 million increase is comprised of a $20.0 million term-loan and a $10.0 million increase in the revolving line of credit portion of the credit facility. The expansion results in a $70.0 million credit facility comprised of $35.0 million in term loans and a $35.0 million (maximum value) revolving line of credit.

Under the revolving line of credit portion of the Loan Agreement, availability is subject to satisfying a borrowing base formula related to levels of certain accounts receivable, inventories and reported stockholders' equity and the satisfaction of other financial covenants. Maximum funds available for borrowing and letters of credit under the revolving line of credit portion of the Loan Agreement amounted to $25.4 million at September 30, 2000. Most assets of the Company, including accounts receivable, inventories and property, plant and equipment are pledged as collateral. Amounts outstanding under the revolving line of credit are payable in full upon termination of the Loan Agreement. Interest on revolver borrowings is payable monthly at the greater of prime plus 0.625% or 7.0% per annum (the prime rate was 9.50% at September 30, 2000).

Financial covenants of the Loan Agreement require that the Company's reported stockholders' equity, excluding the impact of foreign currency translation adjustments occurring subsequent to March 31, 1999, ("defined stockholders' equity") equal or exceed $10.0 million at September 30, 2000. Such defined stockholders' equity amounted to $28.0 million at September 30, 2000. Separately, annual capital expenditures of $12.0 million are authorized under the Loan Agreement.

Notes Payable

As discussed above under "Revolving Credit Facility," the Loan Agreement includes $35.0 million in term loans, comprised of a $15.0 million term loan dated May 14, 1999 and a $20.0 million term loan dated December 30, 1999.

The $15.0 million in proceeds received on May 14, 1999 were used to retire outstanding term loan debt in the amount of $8.7 million and generate funds for operations. The $15.0 million is comprised of two independent term loans in the amounts of $12.0 million and a $3.0 million (the "$15 million term loans"). The $15 million term loans bear interest at an annual rate of 12.5% during the first year, 13.0% in the second year and 14.0% thereafter, payable monthly. Commencing in June 2000, total monthly principal payments in the amount of $312,500 became payable, and the $15 million term loans are due and payable in full upon termination or expiration of the Loan Agreement. At any point in time, the outstanding balance of the original $3.0 million term loan is convertible into the Company's common stock at a conversion price of $5.00 per share.

The new $20.0 million term loan bears interest at the higher of 13.5% or the prime rate of interest plus 5.0% (on September 30, 2000, the applicable prime rate of interest was 9.5%), payable monthly. Commencing in March 2001, quarterly principal payments in the amount of $1.0 million become payable, and the $20.0 million term loan is due and payable in full upon termination or expiration of the Loan Agreement. At any point in time, up to a maximum of $4.0 million of the outstanding $20.0 million term loan balance is convertible into the Company's common stock at a conversion price of $9.00 per share.

Separately, the Company has entered into three-, four- and five-year note and installment purchase agreements collateralized by certain machinery, test equipment, furniture and fixtures. The outstanding balance of $1,533,000 at September 30, 2000, which approximates the net book value of the underlying equipment, bears interest at fixed rates ranging from 9.1% to 11.6%. All such notes will mature by fiscal 2003.

Convertible 7 3/4% Debentures and Related Conversions

On September 26, 1997, the Company issued $25.0 million of convertible senior subordinated debentures ("Debentures") which mature on September 30, 2002 (if not converted or redeemed) and accrue interest at a rate of 7 3/4% per annum. Only $3.0 million of such debentures remain outstanding as of September 30, 2000.

During the fiscal year ended September 30, 2000, $22.0 million of the $25.0 million in Debentures outstanding at September 30, 1999 were converted into and exchanged for common stock, thereby reducing outstanding indebtedness and increasing stockholders' equity by approximately $22.0 million and $21.2 million, respectively. The increase in stockholders' equity is comprised of approximately $24.4 million of equity securities issued less non-cash charges of $2.4 million for debt conversion expense (discussed below) and $0.8 million of deferred debenture offering costs which were charged to paid-in capital. Annual interest expense savings resulting from the conversions will approximate $1.7 million.

In various separate, unsolicited and negotiated transactions, the Company issued an aggregate of 4,110,600 shares of common stock in exchange for the $22.0 million of Debentures referenced above, as compared to 3,772,938 shares issuable under the original debenture conversion terms. Issuance of the incremental 337,662 shares resulted in a non-cash charge of $2.4 million for debt conversion expense during the year ended September 30, 2000.

The remaining Debentures outstanding, originally issued to qualified institutional buyers and accredited institutional investors, are convertible into shares of the Company's common stock at a conversion price of $5.831 per share, or the equivalent of 171.5 shares of common stock for each $1,000 principal amount of Debentures. The Debentures are subordinated in right of payment to most other indebtedness of the Company and are equal to or senior to other subordinated indebtedness of the Company.

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

Mortgages Payable and Mortgage Covenant Requirement

Mortgages outstanding on the Company's previous corporate headquarters facility (currently for sale) and its VITAL headquarters and manufacturing facility, which bear interest at 90-day LIBOR (6.70% at September 30, 2000) plus 2%, amounted to $9,025,000 and $9,425,000 at September 30, 2000 and 1999,
respectively. Quarterly principal payments of $100,000 are required until these mortgages mature in the year 2003. In addition, mortgages totaling $548,000 and $986,000 at September 30, 2000 and 1999, respectively, were outstanding on Company properties in the United Kingdom. These mortgages bear interest at six-month LIBOR (6.68% at September 30, 2000) plus 1.3% and mature in fiscal 2003.

To remain in compliance with the covenant requirements of the above-referenced mortgage agreement (with an outstanding balance of $9,025,000 at September 30, 2000) throughout fiscal 2001, the Company must increase stockholders' equity and/or reduce the outstanding mortgage balance during fiscal 2001. Separately, the Company must avoid the acceleration of payment for other outstanding borrowings.

With respect to all outstanding indebtedness of the Company at September 30, 2000 (except the 7 3/4% Debentures), risk of default and acceleration of payment represents a risk to the Company in fiscal 2001. As a result, such indebtedness has been classified as a current liability as of September 30, 2000. Refer to
Note 1, "Business Conditions and Financial Plans," for management plans and related discussion.

9.   Income Taxes

(Loss) before income taxes consists of both domestic and foreign income (loss), as follows (in thousands):

Fiscal years ended September 30,             2000            1999         1998
--------------------------------------------------------------------------------
United States                          $ (37,604)      $ (23,696)   $ (32,983)
Foreign                                    2,465           2,240           291
-------------------------------------------------------------------------------
                                       $ (35,139)      $ (21,456)   $ (32,692)
--------------------------------------------------------------------------------
The provision for income taxes consists of the following amounts (in thousands):

Fiscal years ended September 30,            2000           1999         1998
-------------------------------------------------------------------------------
Current:
  State                                   $  200          $ 200        $  200
  Foreign                                  1,613          1,086          477
-------------------------------------------------------------------------------
                                           1,813          1,286          677
-------------------------------------------------------------------------------
Deferred:
  Federal                                   (38)          (136)           28
  Foreign                                    25            ---           (5)
-------------------------------------------------------------------------------
                                            (13)          (136)           23
--------------------------------------------------------------------------------
     Total                               $1,800         $1,150        $   700
-------------------------------------------------------------------------------

The following reconciles the U.S. statutory income tax rate to the Company's effective rate:

Fiscal years ended September 30,           2000         1999          1998
-------------------------------------------------------------------------------
Federal statutory rate                     (34.0)%      (34.0)%       (34.0)%
No benefit recognized for domestic
net operating loss                          36.0         37.0          33.8
Effect of foreign income taxes               2.3          1.5           1.2
State and local income taxes                 0.6          0.9           0.6
Non-deductible expenditures                  0.2           --           0.5
--------------------------------------------------------------------------------
                                             5.1%         5.4%          2.1%
-------------------------------------------------------------------------------

For regular income tax reporting purposes at September 30, 2000 foreign and domestic tax credits and net operating loss carryforwards amounted to approximately $14.5 million and $202.0 million, respectively. Domestic federal loss carryforwards of $195.0 million expire between fiscal 2004 and 2016, of which approximately $12.6 million relate to items which will be credited to stockholders' equity when applied; domestic state loss carryforwards of approximately $115.0 million expire between fiscal 2001 and 2016. Foreign loss carryforwards of $7.0 million expire beginning in fiscal 2000. Tax credit carryforwards expire between fiscal 2001 and 2016.

For federal alternative minimum tax purposes, net operating loss carryforwards amounted to approximately $188.0 million at September 30, 2000. These carryforwards may be carried forward indefinitely to offset any excess of regular tax liability over alternative minimum tax liability, subject to certain separate company limitations.

The tax effects of the significant temporary differences comprising the deferred tax assets and liabilities at September 30, 2000 and 1999 are as follows (in thousands):

                                                         2000         1999
------------------------------------------------------------------------------
Deferred Tax Assets
  Receivable reserve                                  $  1,432   $   1,847
  Inventory reserve                                     11,058       8,104
  Deferred income                                        1,378       1,732
  Other accruals                                           762         573
  Loss carryforwards                                    77,880      68,840
  Tax credits                                           14,500      12,708
------------------------------------------------------------------------------
                                                       107,010      93,804
Valuation allowance                                    (93,025)    (78,039)
-------------------------------------------------------------------------------
Net deferred tax assets                                $13,985   $  15,765
-------------------------------------------------------------------------------
Deferred Tax Liabilities
  Depreciation                                         $ 1,556   $   1,762
  Deferred income                                        1,040       1,640
  Capitalized software                                   8,864       8,726
  Operating leases                                       2,547       3,765
  Capital leases                                           165          99
  Other                                                    558         532
--------------------------------------------------------------------------------
Gross deferred tax liability                           $14,730   $  16,524
----------------------------------------------------------------- --------------

Statement of Financial Accounting Standard No. 109, "Accounting For Income Taxes," requires a valuation allowance against deferred tax assets if, based on available evidence, it is more likely than not that some or all of the deferred tax assets will not be realized. The Company believes that uncertainty exists with respect to the future realization of deferred tax assets and, as a result, carries a valuation allowance for such items. The valuation allowances, disclosed in the deferred tax summary above, increased by $14,986,000 and $15,382,000 in fiscal 2000 and fiscal 1999, respectively.

10.  Operating Leases

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

The following is a schedule of the future minimum payments on such leases at September 30, 2000 (in thousands):

Fiscal Year Ending September 30,     2001  2002   2003   2004   2005  Thereafter
-------------------------------------------------------------------------------
                                   $3,677 $3,216 $2,605  $704   $394  $ 78
-------------------------------------------------------------------------------
Total future minimum lease payments                                 $10,674
Less: future sublease income, non-cancelable                            828
 through 2002
Net future lease payments                                           $ 9,846
--------------------------------------------------------------------------------
Net rental expense for the three most recent fiscal years was (in thousands):

                                              Rental       Sublease
                                              Expense      Income       Net
-------------------------------------------------------------------------------
 2000                                         $4,720       $ 1,146     $ 3,574
 1999                                          5,186         1,409       3,777
 1998                                          5,504         1,234       4,270
-------------------------------------------------------------------------------

11.   Stockholders' Equity

Transactions in capital stock for the three fiscal years ended September 30, 2000 were as follows (in thousands except share amounts):



                                                                                                                Accum
                                                                             Capital                            Other
                        Comprehenisve   Preferred Stock     Common Stock      In Excess    Treasury Stock       Comp.
                        Loss            Shares  Amount   Shares     Amount     of Par     Shares  Amount        Loss

-----------------------------------------------------------------------------------------------------------------------
   Balance, September
     30, 1997                           800,000   $800  21,719,594    $2,172    $149,864  330,382   $(2,445)  $(2,489)
   Comprehensive Loss:
     Net loss             $ (33,392)
     Foreign currency
       translation
       adjustments             (100)        --     --          --        --         --        --         --     (100)
                           ---------
   Comprehensive loss     $ (33,492)
                          =========
   Exercise of stock
     options                               --       --       2,938        --          12        --         --     --
   Employee stock
   purchase plan                           --       --     338,831        34         954        --         --     --
   Issuance of stock
     warrants                              --       --          --        --         222        --         --     --
   -------------------- ------------- -------- -------- ----------- --------- ----------- --------- ----------- -------
   Balance September
     30, 1998                         800,000     800    22,061,363     2,206     151,052   330,382   (2,445)  (2,589)

   Comprehensive Loss:
     Net loss            $ (22,606)
     Foreign currency
       translation
       adjustments          (147)        --       --          --        --          --        --         --     (147)

   Comprehensive loss    $(22,753)
   Exercise of stock
    options                               --       --       6,000        1           11        --         --
                                        1
   Employee stock
   purchase plan                         --       --      334,163        33         643        --         --      --
   -------------------- ------------- -------- -------- ----------- --------- ----------- --------- ----------- ---------
   Balance, September
     30, 1999                         800,000      800  22,401,526     2,240     151,706    330,382    (2,445)  (2,736)
   Comprehensive Loss:
     Net loss            $(36,939)
     Foreign currency
       translation
       adjustments         (2,304)     --          --        --          --        --         --          --    (2,304)
                        ---------
   Comprehensive loss    $(39,243)
   Exercise of stock
   options                             --          --     137,766        14         505      1,719       (12)

   Employee stock
   purchase plan                       --          --     232,247        23         660        --         --        --

   9% convertible
   preferred stock
   conversion                        (12,000)      (12)    22,161          2         10        --         --        --

   Issuance of
   common stock                          --         --   3,000,000        300     14,650       --         --        --

   Issuance of
   preferred stock                    200,000      200        --          --       4750        --         --        --

   Debt to equity
   conversion                            --        --    3,973,113        398     22,150  (137,487)      1,018      --

-------------------------------------------------------------------------------------------------------------------------
Balance, September
     30, 2000                          987,900     $988  29,766,813   $2,977     $194,431  194,614     $(1,439)   $(5,040)
-------------------------------------------------------------------------------------------------------------------------


"Accumulated Other Comprehensive Loss" is comprised solely of foreign currency translation adjustments; there is no income tax expense or benefit associated with such adjustments.

The Common Stock referenced above includes both Class B stock and common stock. Class B stock, under certain circumstances, has greater voting power in the election of directors. However, common stock is entitled to cash dividends, if and when paid, 11.11% higher per share than Class B stock. The Company has never declared or paid cash dividends on its common stock, and terms of the Company's credit facility prohibit the Company from paying cash dividends with the exception of dividends authorized for payment on the Company's 9% preferred stock (referenced below). Class B stock has limited transferability and is convertible into common stock at any time on a share-for-share basis. At September 30, 2000, 1999 and 1998, Class B stock outstanding amounted to 2,057,103, 2,092,383 and 2,093,083 shares, respectively.

On September 12, 2000, the Company sold , in a private transaction, 3,000,000 sharess of common stock to the State of Wisconsin Investment Board for $5.00 per share, generating proceeds of $15.0 million (before expenses). Approximately $5.3 million of such proceeds have been reserved to redeem the 5% Prefered Stock (discussed below) in the event the conversion price of such 5% Preferred Stock would be lowered on any reset date. However, as a result of the notice of default served to the Company on January 5, 2001 by its primary lenders, the Company may be unable to access funds from its revolving line of credit in order to exercise its option to redeem the 5% Preferred Stock.

9% Preferred Stock
800,000 shares of the Company's 9% Cumulative Convertible Exchangeable Preferred Stock ("9% Preferred Stock") were outstanding as of September 30, 1999 and 1998. During fiscal 2000, 12,100 shares were converted into common shares, resulting in 787,900 shares outstanding at September 30, 2000. The 9% Preferred Stock accrues dividends at a rate of 9% per annum, cumulative from the date of issuance and payable quarterly in arrears. Dividends have been paid through June 30, 2000; dividends in arrears amounted to $443,194 at September 30, 2000. The 9% Preferred Stock can be converted into common stock at $13.65 per share, or the equivalent of 1.8315 shares of common stock for each share of 9% Preferred Stock. The Company has the option to exchange the 9% Preferred Stock for 9% Convertible Subordinated Debentures due 2006, at the rate of $25.00 principal amount of such debentures for each share of 9% Preferred Stock outstanding at the time of exchange. Subject to approval of the Company's principal lenders, the 9% Preferred Stock can be redeemed by the Company on or after September 30, 2000 at a price of $25.00 per share.

5% Preferred Stock
On July 31, 2000, the Company sold 200,000 shares of 5% Cumulative Convertible Preferred Stock ("5% Preferred Stock") for $5,000,000 to two accredited investors in a negotiated private transaction exempt from registration under
Section 4(2) of the Securities Act of 1933, as amended. The 5% Preferred Stock is convertible into one million shares of Common Stock at $5.00 per share, or five shares of common stock for each share of 5% Preferred Stock. The Company has the option to cause the 5% Preferred Stock to convert into common stock if the market price of the Company's common stock exceeds 125% of the conversion price, or $6.25 per share, for a specified period, and has the right to redeem the 5% Preferred Stock at original issue price (par) in the event certain transactions of $50.0 million or more are effected by the Company and a registration statement is in effect covering the common stock. Separately, the 5% Preferred Stock will automatically be converted into common stock on July 31, 2002, unless extended if a registration statement is not timely filed or kept effective. Dividends are payable quarterly at the option of the Company in common stock or cash. However, terms of the Company's current credit facility prohibit payment of cash dividends on the 5% Preferred Stock; as a result, such dividends, if paid, would be paid with common stock.

The conversion price could potentially be adjusted downward at six predetermined reset dates commencing on January 31, 2001, and each three months thereafter, if the average closing price of the Company's common stock during the ten trading days preceding such predetermined dates falls below the conversion price then in effect. However, in no event can the conversion price drop below a point where the 5% Preferred Stock would be convertible into more than 19.999% of common stock shares outstanding, excluding Class B stock and treasury shares. It should be noted, however, that, with proper advance notice and subject to the availability of funds under the Company's revolving line of credit, the Company has the option to redeem the 5% Preferred Stock for $5,250,000 plus accrued dividiends before the first downward price adjustment, if any, occurs. The Company has revoked its notice of exercise to so redeem the 5% preferred stock on January 31, 2001.

Separately, the Company also issued warrants for the investors to purchase an additional 200,000 shares of Common Stock at $5.75 per share. Such warrants expire in five years. The Company has the right to redeem such warrant shares two years after issuance for $.01 per share if certain conditions are met.

12.   Segment and Geographical Information

The Company reorganized in December 1998, creating distinct and independently managed Strategic Business Units ("SBU") for specified groups of products and services. Each SBU has been identified as a reportable segment, as summarized below:

    . Broadband Systems Division ("BSD") -- Designs, markets and sells broadband telecommunication products, including ATM switches and network management systems which allow for the efficient transmission of voice, data and video. BSD also sells time-division multiplexing ("TDM") equipment.

    .   Network  Access   Division   ("NAD")  --  Designs,   markets  and  sells
        access-type telecommunication products, including frame relay and DSL based products.

    . VITAL Network Services, L.L.C. ("VITAL") -- An integrated worldwide service organization which provides global traditional and professional network services for telecommunications carriers, corporate and government customers. VITAL offers such support services for the products of many companies (multi-vendor support services).

    . DataComm Leasing Corporation -- Provides financing services, offering BSD and NAD customers the opportunity to lease (rather than purchase) products.

The accounting policies of the segments are the same as those described in Note 2, "Description of Business and Summary of Significant Accounting Policies," except for capitalized software accounting. Such costs are treated as a period expense when measuring divisional performance.

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



                                             VITAL       Network      Broadband    DataComm
                                             Network     Access       Systems      Leasing
                                             Services    Division     Division    Corporation     Other     Totals
-----------------------------------------------------------------------------------------------------------------------
Revenue:
  Fiscal 2000                               $  48,807    $ 59,436       $  55,505       $3,414     $     0    $ 167,162
  Fiscal 1999                                  46,676      59,936          59,102        4,188       1,115      171,017
  Fiscal 1998                                  37,852      65,936          82,633        4,437       3,397      194,255
------------------------------------------- ------------ ------------- ------------- ------------- ---------- ----------

Operating income (loss):
  Fiscal 2000                               $   2,906    $  2,641       $ (26,357)      $2,340     $     0    $ (18,470)
  Fiscal 1999                                   5,896       1,687         (29,402)       3,200         420      (18,199)
  Fiscal 1998                                   3,305      (1,393)        (25,687)       3,149        (117)     (20,743)
------------------------------------------- ------------ ------------- ------------- ------------- ---------- ----------

Depreciation and amortization expense
  Included in operating income (loss), as
  Reported above:
  Fiscal 2000                               $   3,606    $  1,573       $   4,576       $  484     $     0    $  10,239
  Fiscal 1999                                   3,932       2,294           6,812          578          33       13,649
  Fiscal 1998                                   2,572       3,009           7,679          878         103       14,241
------------------------------------------- ------------ ------------- ------------- ------------- ---------- ----------

Reconciliations of operating income (loss), as reported above, to consolidated loss before income taxes are summarized below:

Fiscal years ended September 30,             2000          1999          1998
-------------------------------------------------------------------------------
Operating loss, as reported above         $(18,470)    $ (18,199)    $ (20,743)
Capitalized software activity, net             344           362           786
General corporate expenses                  (4,523)       (3,863)       (4,283)
Restructuring and other charges             (2,000)       (2,000)       (2,500)
Other income (expense)                     (10,490)        2,244        (5,952)
------------------------------------------------------------------------------
Loss before income taxes                  $(35,139)    $ (21,456)    $ (32,692)
------------------------------------------------------------------------------

Consolidated revenue and long-lived asset information by geographic area is as follows:

                                                      Revenue                            Long-Lived Assets

Years ended September 30,                2000            1999          1998         2000          1999        1998
--------------------------------------------------------------------------------------------------------------------
United States                          $  90,812       $ 88,939      $ 96,850      $57,007      $ 61,256    $ 68,805
Foreign                                   76,350         82,078        97,405        5,323         6,002       7,684
---------------------------------------------------------------------------------------------------------------------
                                       $ 167,162       $171,017      $194,255      $62,330      $ 67,258    $ 76,489
----------------------------------------------------------------------------------------------------------------------

Foreign revenue is based on the country in which the revenue originated (i.e., where the legal subsidiary is domiciled or, in the case of sales through the Company's international distributor network, where the customer placing the order is domiciled). No individual foreign location accounted for more than ten percent of consolidated revenue or long-lived assets. Separately, no individual customer accounted for more than ten percent of the Company's consolidated revenue.

13.  Employee Incentive Plans

Stock Option Plans

Officers and key employees may be granted incentive stock options at an exercise price equal to or greater than the market price on the date of grant and non-incentive stock options at an exercise price equal to or less than the market price on the date of grant. While individual options can be issued under various provisions, most options, once granted, generally vest in increments of 25% per year over a four-year period and expire within ten years. Under the terms of these stock option plans, the Company has reserved a total of 5,126,435 shares of common stock at September 30, 2000 (4,765,351 shares at September 30, 1999).

The following summarizes activity under these stock option plans for the three fiscal years ended September 30, 2000:

                                                              Weighted Average
                                             Shares             Exercise Price
-------------------------------------------------------------------------------
Options outstanding, September 30, 1997
(1,058,426 exercisable)                       2,874,008              $  7.49
Options granted                               1,597,395                 4.06
Options exercised                                (2,900)                4.07
Options canceled or expired                    (844,859)                7.10
--------------------------------------------------------------------------------
Options outstanding, September 30, 1998
 (1,253,911 exercisable)                      3,623,644               $ 6.07
Options granted                               1,217,355                 2.67
Options exercised                                (6,000)                2.00
Options canceled or expired                  (1,198,127)                5.71
-------------------------------------------------------------------------------
Options outstanding, September 30, 1999
 (1,410,813 exercisable)                      3,636,872               $ 5.07
Options granted                               1,540,048                 4.38
Options exercised                              (137,766)                3.77
Options canceled or expired                    (604,049)                4.41
--------------------------------------------------------------------------------
Options outstanding, September 30, 2000
 (1,903,727 exercisable)                      4,435,105               $ 4.95
-------------------------------------------------------------------------------

The following summarizes additional information regarding options outstanding and options exercisable as of September 30, 2000:


                                                                                          Options
                                      Options Outstanding                                Exercisable
                      ---------------------------------------------------------------------------------------------------
                                                                  Weighted Average
    Range of          Number of Shares     Weighted Average       Contractual Life       Number of      Weighted Average
 Exercise Prices                             Exercise Price            (Years)            Shares         Exercise Price
--------------------- ------------------ ---------------------- ---------------------- -------------- -------------------

$2.19 - $2.69               854,681             2.55                  8.88                    81,334         2.45
$2.72 - $ 3.28              601,050             2.92                  7.12                   278,354         2.98
$3.38 - $ 3.82              679,157             3.71                  5.61                   499,981         3.73
$3.94 - $ 4.72              633,761             4.21                  8.20                   174,069         4.05
$4.81 - $5.81               655,998             5.26                  9.03                    69,800         5.39
$5.84 - $ 8.00              572,708             7.10                  6.46                   396,089         7.15
$8.25 - $13.88              335,600            11.16                  5.30                   301,950        11.43
$15.50-$15.50               102,150            15.50                  3.82                   102,150        15.50
-------------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------------
$2.19 - $15.50            4,435,105               $4.95               7.37                 1,903,727        $6.22
--------------------- ------------------ ---------------------- ---------------------- -------------- -------------------


The weighted average option price of exercisable options was $6.22, $6.81 and $6.68 at September 30, 2000, 1999 and 1998, respectively. All options granted during the three fiscal years ended September 30, 2000 were granted at an option price equal to fair market value at date of grant.

Employee Stock Purchase Plan

The Company has a stock purchase plan to encourage employees to participate in the Company's future growth. At September 30, 2000, 346,289 shares were reserved for purchase by employees through payroll deductions regularly accumulated over six-month payment periods. At the end of each payment period, common stock is purchased at 85 percent of the market value of the stock on the first or last day of the payment periods, whichever is lower. However, the purchase of common stock under this plan is prohibited if 85 percent of the market value of the common stock is less than the book value per share. Note 11, "Stockholders' Equity," presents the historical activity under this plan during the three fiscal years ended September 30, 2000.

Employee Retirement Savings and Deferred Profit Sharing Plan

Under the retirement savings provisions of the Company's retirement plan established under Section 401(k) of the Internal Revenue Code, employees are generally eligible to contribute to the plan after three months of continuous service in amounts determined by the plan. The Company contributes an additional 50 percent of the employee contribution up to certain limits (not to exceed 2 percent of total eligible compensation). Employees become fully vested in the Company's contributions after three years of continuous service, death, disability, or upon reaching age 65. The amounts charged to expense for the fiscal years ended September 30, 2000, 1999 and 1998 were $918,000, $1,245,400 and $1,015,100, respectively.

The deferred profit sharing provisions of the plan include retirement and other related benefits for substantially all of the Company's full-time employees. Contributions under the plan are funded annually and are based, at a minimum, upon a formula measuring profitability in relation to revenues. Additional amounts may be contributed at the discretion of the Company. There were no such contributions for fiscal 2000, 1999 or 1998.

Stock-Based Compensation

Pro forma results, representative of financial results which would have been reported by the Company if it had adopted the fair value based method of accounting for stock-based compensation under SFAS No. 123, are summarized below:

                                           Fiscal Years Ended September 30,
                             --------------------------------------------------
                                2000                  1999                1998
                             -----------           -----------         ---------
Net loss, as reported          $(36,939)           $(22,606)          $(33,392)
Estimated stock compensation
costs                            (2,843)             (2,622)            (3,552)
--------------------------------------------------------------------------------
Pro forma net loss             $(39,782)           $(25,228)          $(36,944)
--------------------------------------------------------------------------------
Pro forma net loss per
share (basic and diluted)      $  (1.62)           $  (1.24)          $  (1.80)
--------------------------------------------------------------------------------

The Black-Scholes method was used to compute the pro forma amounts presented above, utilizing the weighted average assumptions summarized below. The weighted-average fair value of options granted was $2.94, $1.54 and $2.25 for the fiscal years ended September 30, 2000, 1999 and 1998, respectively.

                                  Stock Option Plans    Employee Stock Purchase
Fiscal Years Ended 9/30,      2000       1999     1998    2000    1999    1998
--------------------------------------------------------------------------------
Risk-free interest rate        6.08%     4.12%    5.63%    5.12%   5.48%   5.43%
Volatility (%)                102.8%    88.53%   74.06%  124.6%   71.87   85.71%
Expected life (in years)        3.31     3.12     3.62     0.50    0.50    0.50
Dividend yield rate              nil      nil      nil      nil     nil     nil

14.   Leasing Subsidiary

The Company's consolidated financial statements include the accounts of its wholly-owned leasing subsidiary, DataComm Leasing Corporation. The leasing subsidiary purchases most equipment for lease to others from General DataComm, Inc.

The following represents condensed financial information of DataComm Leasing Corporation (in thousands).

                                              September 30,
                                            2000        1999
                                           ------       ------
Financial Condition
Current assets                            $  3,799     $ 5,821
Noncurrent assets                            4,344       5,897
Due from General DataComm, Inc.              3,265         633
-------------------------------------------------------------------------------
Total assets                               $11,408     $12,351
--------------------------------------------------------------------------------
Current liabilities                        $   768     $ 1,437
Noncurrent liabilities                          --           9
Stockholder's equity                        10,640      10,905
--------------------------------------------------------------------------------
Total liabilities and stockholder's
 equity                                    $11,408     $12,351
--------------------------------------------------------------------------------

Results of Operations
Fiscal Years ended September 30,            2000          1999          1998
-------------------------------------------------------------------------------
Net revenues                              $ 3,414      $ 4,188        $ 4,437
-------------------------------------------------------------------------------
Income before income taxes                $   757      $ 2,514        $ 1,882
-------------------------------------------------------------------------------

Fiscal 2000 results include a charge of $1,500,000 for uncollectible lease receivables and related costs attributable to a customer bankruptcy.

Lease Financing Programs

DataComm Leasing Corporation maintains agreements with financial institutions whereby certain finance lease receivables are transferred with full recourse. The underlying equipment is retained as collateral by DataComm Leasing Corporation. No receivables were transferred in fiscal 1998, 1999 or fiscal 2000. The balance of all transferred receivables which were due to be paid by the original lessees under the remaining lease terms amounted to $12,000 and $235,000 at of September 30, 2000 and 1999, respectively.

15.  Earnings (Loss) Per Share

The following table sets forth the computation of basic and diluted loss per share (in thousands, except per share amounts):

Years Ended September 30,                 2000            1999          1998
----------------------------------- ---------------- ------------- -----------
Numerator:
 Net loss                               $(36,939)      $ (22,606)    $ (33,392)
  Preferred stock dividends               (1,343)         (1,800)       (1,800)
-------------------------------------------------------------------------------
  Numerator for basic and diluted loss
    per share--loss applicable to
    common stockholders                 $(38,282)      $ (24,406)    $ (35,192)
-------------------------------------------------------------------------------
Denominator:
  Denominator for basic and diluted
  loss per share--weighted
  average shares outstanding              25,400          21,857        21,495
-------------------------------------------------------------------------------
Basic and diluted loss per share        $ (1.51)         $(1.12)      $(1.64)
--------------------------------------------------------------------------------

The net loss for the fiscal year ended September 30, 2000 includes three unique expense items: First, there was a charge of $1.5 million, or $0.06 per share, for uncollectible lease receivables and related costs attributable to a customer bankruptcy; second, there were non-cash charges of $2.4 million, or $0.09 per share, for debt conversion expense resulting from the conversion and exchange of $22.0 million in convertible debentures for common stock; and third, there was a restructuring charge of $0.5 million, or $0.02 per share, for severance costs associated with the decision to outsource manufacturing operations. The net loss for the fiscal year ended September 30, 1999 includes a restructuring charge of $2.0 million, or $0.09 per share, for restructuring of operations. Fiscal 1998 results include a similar charge of $2.5 million, or $0.12 per share. Refer to
Note 3, "Restructuring of Operations and Other Charges," for further discussion.

Outstanding securities, not included in the above computations because of their antidilutive impact on reported loss per share, which could potentially dilute diluted earnings per share in the future include convertible debentures, convertible preferred stock and employee stock options and warrants. For additional disclosure information, including conversion terms, refer to Notes 8, 11 and 13, respectively. Weighted average employee stock options outstanding during fiscal 2000 approximated 4,119,219 shares, of which 1,011,716 would not have been included in diluted earnings per share calculations for fiscal 2000 (if the Company reported net income) because the effect would be antidilutive.

16.   Quarterly Financial Data (Unaudited)

                                                                   (In thousands, except per share data)
                                                         -------------------------------------------------------
Fiscal 2000                                                 First          Second         Third        Fourth
-------------------------------------------------------- --------------- ------------- ------------- -----------
Revenues                                                  $  47,580        $41,387       $41,161       $37,034
Gross profit                                                 17,926         14,359        13,697        11,194
Operating loss(1)(3)(4)                                      (2,349)        (5,597)       (8,769)       (7,934)
Net loss(1)(2)(3)(4)                                      $  (5,941)       $(8,828)      $(11,394)    $(10,776)
Basic and diluted loss per share(1)(2)(3)(4)(6)           $   (0.29)       $  (0.36)     $  (0.45)    $ (0.40)
-------------------------------------------------------- --------------- ------------- ------------- -----------
Fiscal 1999                                                 First          Second         Third        Fourth
-------------------------------------------------------- --------------- ------------- ------------- -----------
Revenues                                                 $  42,419       $ 38,777      $ 42,369      $ 47,452
Gross Profit                                                16,161         14,784        15,794        18,824
Operating loss(5)                                          (10,361)        (6,968)       (5,122)       (1,249)
Net loss(5)                                              $  (3,088)      $ (8,539)     $ (7,074)     $ (3,905)
Basic and diluted loss per share(5)(6)                   $   (0.16)      $  (0.41)     $  (0.34)     $  (0.20)
-------------------------------------------------------- --------------- ------------- ------------- -----------

(1) The first quarter of fiscal 2000 includes a restructuring charge of $0.5 million, or $0.02 per share, for severance costs associated with the decision to outsource manufacturing operations and a non-cash charge of $1.5 million, or $0.07 per share, for debt conversion expense resulting from the conversion and exchange of convertible debentures for common stock.

(2) The second quarter of fiscal 2000 includes a non-cash charge of $0.9 million, or $0.03 per share, for debt conversion expense resulting from additional conversions and exchanges of convertible debentures for common stock.

(3) The third quarter of fiscal 2000 includes a charge of $2.0 million, or $.08 per share, for uncollectible lease receivables and related costs attributable to a customer bankruptcy.

(4) The fourth quarter of fiscal 2000 includes a credit of $0.5 million, or $0.02 per share, related to the above-referenced customer bankruptcy. Such charge was originally estimated to approximate $2.0 million (in the third fiscal quarter), and was reduced by $0.5 million (in the fourth fiscal quarter) based upon updated cost estimates.

(5) The first quarter of fiscal 1999 includes a charge of $2.0 million, or $0.09 per share, for restructuring of operations and a gain of $9.0 million, or $0.41 per share, from the sale of a non-strategic division.

(6) Loss per share amounts for each quarter are required to be computed independently and, in both fiscal 2000 and fiscal 1999, did not equal the full year loss per share amounts.

17.  Subsequent Event

On October 27, 2000, a wholly-owned Company subsidiary settled a lawsuit which provided the Company with $5.5 million of proceeds, before related expenses. Approximately $5.0 million (net of expenses) will be included as income in the Company's financial results for the quarter ended December 31, 2000.

                        Report of Independent Accountants

To the Stockholders and Board of Directors of General DataComm Industries, Inc.

In our opinion, the consolidated balance sheets and related consolidated statements of operations and accumulated deficit and cash flows present fairly, in all material respects, the consolidated financial position of General DataComm Industries, Inc. and Subsidiaries at September 30, 2000 and 1999, and the consolidated results of their operations and their cash flows for each of the three years in the period ended September 30, 2000, in conformity with accounting principles generally accepted in the United States. These financial statements are the responsibility of the Corporation's management; our responsibility is to express an opinion on these financial statements based upon our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion expressed above.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company has suffered recurring losses and cash deficits from operations that raise substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 1, and are dependent upon, among other things, future profitable operations, the ability to generate sufficient cash from operations and to obtain additional financing sources. The financial statements do not include any adjustments that might result from the outcome of these uncertainties.



                                    /S/ PRICEWATERHOUSECOOPERS LLP
                                        PRICEWATERHOUSECOOPERS LLP


Stamford, Connecticut
November 9, 2000, except for Notes 1, 8 and 17, as to which the date is January 9, 2001