Form 10-K/A, Exhibit 13
period 2000-09-30
GENERAL DATACOMM INDUSTRIES INC
filed 2001-10-18
CIK 40518

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

Net cash consumed in operating and investing activities totaled $27.6 million. To fund these activities and pay other debt and dividend obligations, the Company secured a term loan of $20 million and, in private transactions, issued common stock for $15 million and redeemable preferred stock for $5 million. Of the common stock proceeds, $5.3 million is targeted to redeem the preferred stock in the future under the terms of the agreement with the preferred stockholders.

At September 30, 2000, the Company had $3.6 million in cash and the ability to borrow $15.6 million under a revolving credit line ($5.3 million of such revolving credit line is being reserved for potential redemption of the Company's 5% redeemable preferred stock in January 2001). In addition, in October 2000 the Company settled a lawsuit for proceeds of $5.5 million (before expenses). However, the Company does not currently have sufficient funds to sustain operations for an extended period. In order to obtain such funds the Company will be required to sell additional stock, take on additional debt or sell assets, such as a division. The Company is actively pursuing additional sources of financing. In addition, the Company is restructuring its business units to generate operational efficiencies targeted to result in positive cash flows. Although the Company has historically been able to satisfy its cash requirements, there can be no assurance that such efforts to obtain sufficient financing for operations will be successful in the future.

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

Subject to the above-referenced risks, future cash requirements are planned to be satisfied from a combination of cash balances ($3.6 million at September 30,
2000), additional borrowings available under the Company's revolving line of credit and, subject to availability, other funds resulting from new borrowings and/or the sale of assets and/or securities. In addition, in October 2000, the Company settled a lawsuit and received proceeds of $5.5 million (before expenses). Based upon the provisions of the Company's Loan Agreement, $15.8 million of additional funds were available to borrow at September 30, 2000; however, $5.3 million of such funds were reserved for potential redemption of the Company's outstanding redeemable 5% preferred stock on January 31, 2001. Details of the Company's primary loan and security agreement are described in
Note 8 of the Notes to Consolidated Financial Statements.

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

Financing

Net cash provided by financing activities amounted to $27.5 million in fiscal 2000. The principal sources of funds were from the addition of $20 million in term loan debt and $1.0 million of capital equipment financing, the sales of $15 million of common stock and $5 million of redeemable preferred stock in separate private transactions, and monies collected from employees under stock option and stock purchase plans. The net proceeds from these transactions ($41.8 million) were used to fund the operating and investing activities (described above), to reduce the revolving credit loan by $8.2 million, to make $4.8 million in principal payments on debt and to pay $1.3 million in preferred stock dividends. Preferred stock dividends were suspended after the June 30, 2000 quarterly payment was made to conserve cash for operating purposes. Net cash provided by financing activities for fiscal 1999 amounted to $6.6 million, comprised of $7.7 million in net borrowings and $0.7 million of proceeds received for stock sold under the Company's employee stock purchase plan, partially offset with $1.8 million in preferred stock dividends.

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

Credit Availability: As noted above, the Company's independent auditors have expressed uncertainty about the Company's ability to continue as a going concern in their opinion of the Company's financial statements. On January 5, 2001, the Company's primary lenders served the Company a notice of default under the under the Company's Loan Agreement as a result of the Company's inability to provide such lenders with Company financial statements supported by an unqualified opinion. Amounts outstanding under the Loan Agreement amounted to $40.7 million at September 30, 2000. Separately, the Company's Loan Agreement requires compliance with specific financial covenants, including the requirement that reported stockholders' equity, as defined, equals or exceeds $10.0 million (such stockholders' equity, as defined, amounted to $23.0 million at September 30,
2000).

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
----------------------------------------------------------------------------------------------------------

The accompanying notes are an integral part of these consolidated financial statements

               General DataComm Industries, Inc. and Subsidiaries
                           Consolidated Balance Sheets



(In thousands except shares)
September 30,                                                                     2000                1999
----------------------------------------------------------------------------------------------------------------
                                                                                (Restated Note 18)
Assets:
Current assets:
  Cash and cash equivalents                                                       $  3,572           $  3,790
  Accounts receivable, less allowance for doubtful
     Receivables of $2,037 in 2000 and $1,375 in 1999                               25,631             32,795
  Inventories                                                                       31,718             22,329
  Deferred income taxes                                                              1,521              1,578
  Other current assets                                                               8,311             12,624
----------------------------------------------------------------------------------------------------------------
Total current assets                                                                70,753             73,116
----------------------------------------------------------------------------------------------------------------
Property, plant and equipment, net                                                  29,658             32,679
Capitalized software development costs, net                                         22,160             21,815
Other assets                                                                        10,512             12,764
----------------------------------------------------------------------------------------------------------------
                                                                                   $133,083          $140,374
----------------------------------------------------------------------------------------------------------------
Liabilities and Stockholders' Equity:
Current liabilities:
  Current portion of long-term debt                                                $51,982           $  4,533
  Accounts payable, trade                                                           23,040             18,669
  Accrued payroll and payroll-related costs                                          4,853              4,626
  Deferred income                                                                    6,567              6,082
  Other current liabilities                                                         14,070             16,449
----------------------------------------------------------------------------------------------------------------
Total current liabilities                                                          100,512             50,359
----------------------------------------------------------------------------------------------------------------
Long-term debt, less current portion                                                 3,000             64,532
Deferred income taxes                                                                2,266              2,337
Other liabilities                                                                    1,142              1,053
----------------------------------------------------------------------------------------------------------------
Total liabilities                                                                  106,920            118,281
----------------------------------------------------------------------------------------------------------------
Commitments and contingent liabilities
  Redeemable 5% preferred stock; par value $1.00 per share, issued and
  outstanding:  200,000 shares in 2000; liquidation value $5.0 million               5,000                --
9% preferred stock, common stock and other stockholders' equity
  Preferred  stock,  par value  $1.00 per share,  3,000,000  shares authorized (including 5% preferred stock); issued  and  outstanding:  9%
     cumulative convertible exchangeable preferred stock - 787,900  shares in 2000 and 800,000 shares in 1999; total liquidation preference of
     $19.7 million                                                                     788                800
  Class B stock, par value $.10 per share, 10,000,000 shares authorized; issued and outstanding: 2,057,103 in 2000
     and 2,092,383 in 1999                                                             206                209
  Common stock, par value $.10 per share, 50,000,000 shares
     authorized; issued and outstanding: 27,709,710 in 2000
     and 20,309,143 in 1999                                                          2,771              2,031
  Capital in excess of par value                                                   189,631            151,706
  Accumulated deficit                                                             (165,754)          (127,472)
  Accumulated other comprehensive loss                                              (5,040)            (2,736)
  Common stock held in treasury, at cost:
     194,614 shares in 2000 and 330,382 in 1999                                     (1,439)            (2,445)
----------------------------------------------------------------------------------------------------------------
Total 9% preferred stock, common stock and other stockholders' equity               21,163             22,093
----------------------------------------------------------------------------------------------------------------
                                                                                  $133,083           $140,374
----------------------------------------------------------------------------------------------------------------

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

Financial covenants of the Loan Agreement require that the Company's reported stockholders' equity, excluding the impact of foreign currency translation adjustments occurring subsequent to March 31, 1999, ("defined stockholders' equity") equal or exceed $10.0 million at September 30, 2000. Such defined stockholders' equity amounted to $23.0 million at September 30, 2000. Separately, annual capital expenditures of $12.0 million are authorized under the Loan Agreement.

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
-------------------------------------------------------------------------------

11.   Stockholders' Equity

Transactions in capital stock for the three fiscal years ended September 30, 2000 were as follows (in thousands except share amounts):



                                                                                                                Accum
                                                                             Capital                            Other
                        Comprehenisve   Preferred Stock     Common Stock      In Excess    Treasury Stock       Comp.
                        Loss            Shares  Amount   Shares     Amount     of Par     Shares  Amount        Loss

-----------------------------------------------------------------------------------------------------------------------
   Balance, September
     30, 1997                           800,000   $800  21,719,594    $2,172    $149,864  330,382   $(2,445)  $(2,489)
   Comprehensive Loss:
     Net loss             $ (33,392)
     Foreign currency
       translation
       adjustments             (100)        --     --          --        --         --        --         --     (100)
                           ---------
   Comprehensive loss     $ (33,492)
                          =========
   Exercise of stock
     options                               --       --       2,938        --          12        --         --     --
   Employee stock
   purchase plan                           --       --     338,831        34         954        --         --     --
   Issuance of stock
     warrants                              --       --          --        --         222        --         --     --
   -------------------- ------------- -------- -------- ----------- --------- ----------- --------- ----------- -------
   Balance September
     30, 1998                         800,000     800    22,061,363     2,206     151,052   330,382   (2,445)  (2,589)

   Comprehensive Loss:
     Net loss            $ (22,606)
     Foreign currency
       translation
       adjustments          (147)        --       --          --        --          --        --         --     (147)

   Comprehensive loss    $(22,753)
   Exercise of stock
    options                               --       --       6,000        1           11        --         --
                                        1
   Employee stock
   purchase plan                         --       --      334,163        33         643        --         --      --
   -------------------- ------------- -------- -------- ----------- --------- ----------- --------- ----------- ---------
   Balance, September
     30, 1999                         800,000      800  22,401,526     2,240     151,706    330,382    (2,445)  (2,736)
   Comprehensive Loss:
     Net loss            $(36,939)
     Foreign currency
       translation
       adjustments         (2,304)     --          --        --          --        --         --          --    (2,304)
                        ---------
   Comprehensive loss    $(39,243)
   Exercise of stock
   options                             --          --     137,766        14         505      1,719       (12)

   Employee stock
   purchase plan                       --          --     232,247        23         660        --         --        --

   9% convertible
   preferred stock
   conversion                        (12,000)      (12)    22,161          2         10        --         --        --

   Issuance of
   common stock                          --         --   3,000,000        300     14,650       --         --        --

   Issuance of redeemable
   preferred stock                       --         --        --          --       (50)        --         --        --

   Debt to equity
   conversion                            --        --    3,973,113        398     22,150  (137,487)      1,018      --

-------------------------------------------------------------------------------------------------------------------------
Balance, September 30, 2000          987,900      $788  29,766,813     $2,977   $189,631  194,614     $(1,439)   $(5,040)
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

On September 12, 2000, the Company sold, in a private transaction, 3,000,000 shares of common stock to the State of Wisconsin Investment Board for $5.00 per share, generating proceeds of $15.0 million (before expenses). Approximately $5.3 million of such proceeds have been reserved to redeem the 5% Preferred Stock (discussed below) in the event the conversion price of such 5%
Preferred Stock would be lowered on any reset date. However, as a result of the notice of default served to the Company on January 5, 2001 by its primary lenders, the Company may be unable to access funds from its revolving line of credit in order to exercise its option to redeem the 5% Preferred Stock.

9% Preferred Stock
------------------
800,000 shares of the Company's 9% Cumulative Convertible Exchangeable Preferred Stock ("9% Preferred Stock") were outstanding as of September 30, 1999 and 1998. During fiscal 2000, 12,100 shares were converted into common shares, resulting in 787,900 shares outstanding at September 30, 2000. The 9% Preferred Stock accrues dividends at a rate of 9% per annum, cumulative from the date of issuance and payable quarterly in arrears. Dividends have been paid through June 30, 2000; dividends in arrears amounted to $443,194 at September 30, 2000. The 9% Preferred Stock can be converted into common stock at $13.65 per share, or the equivalent of 1.8315 shares of common stock for each share of 9% Preferred Stock. The Company has the option to exchange the 9% Preferred Stock for 9% Convertible Subordinated Debentures due 2006, at the rate of $25.00 principal amount of such debentures for each share of 9% Preferred Stock outstanding at the time of exchange. Subject to approval of the Company's principal lenders, the 9% Preferred Stock can be redeemed by the Company on or after September 30, 2000 at a price of $25.00 per share.

Redeemable 5% Preferred Stock
-----------------------------
On July 31, 2000, the Company sold 200,000 shares of 5% Cumulative Convertible Preferred Stock ("5% Preferred Stock") for $5,000,000 to two accredited investors in a negotiated private transaction exempt from registration under
Section 4(2) of the Securities Act of 1933, as amended. The 5% Preferred Stock is convertible into one million shares of Common Stock at $5.00 per share, or five shares of common stock for each share of 5% Preferred Stock. The Company has the option to cause the 5% Preferred Stock to convert into common stock if the market price of the Company's common stock exceeds 125% of the conversion price, or $6.25 per share, for a specified period, and has the right to redeem the 5% Preferred Stock at original issue price (par) in the event certain transactions of $50.0 million or more are effected by the Company and a registration statement is in effect covering the common stock. Dividends are payable quarterly at the option of the Company in common stock or cash. However, terms of the Company's current credit facility prohibit payment of cash dividends on the 5% Preferred Stock; as a result, such dividends, if paid, would be paid with common stock.

The conversion price could potentially be adjusted downward at six predetermined reset dates commencing on January 31, 2001, and each three months thereafter, if the average closing price of the Company's common stock during the ten trading days preceding such predetermined dates falls below the conversion price then in effect. If, based upon downward reductions in the conversion price, the 5% Preferred Stock becomes convertible into more than 19.999% of common shares outstanding (excluding Class B and treasury shares), Company shareholder approval would be required for the registration of such shares. It should be noted, however, that with proper advance notice and subject to the availability of funds under the Company's revolving line of credit, the Company has the option to redeem the 5% Preferred Stock for $5,250,000 plus accrued dividends before the first downward price adjustment, if any, occurs. The Company has revoked its notice of exercise to so redeem the 5% preferred stock on January 31, 2001.

On July 31, 2002, any outstanding 5% Preferred Stock plus accumulated dividends must be redeemed or converted. Options available to the Company regarding redemption and/or conversion include: (a) conversion into common stock, subject to the shareholder approval discussed above; (b) redemption by the Company for cash; or (c) a combination thereof. Since the potential need for shareholder approval to issue and list additional common shares at a future date is a contingency outside of the Company's control, the 5% Preferred Stock is presented outside of permanent equity.

As part of this transaction, the Company also issued warrants for the investors to purchase an additional 200,000 shares of Common Stock at $5.75 per share. Such warrants expire in five years. The Company has the right to redeem such warrant shares two years after issuance for $.01 per share if certain conditions are met.

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

The following represents condensed financial information of DataComm Leasing Corporation (in thousands).

                                              September 30,
                                            2000        1999
                                           ------       ------
Financial Condition
Current assets                            $  3,799     $ 5,821
Non-current assets                           4,344       5,897
Due from General DataComm, Inc.              3,265         633
-------------------------------------------------------------------------------
Total assets                               $11,408     $12,351
--------------------------------------------------------------------------------
Current liabilities                        $   768     $ 1,437
Non-current liabilities                         --           9
Stockholder's equity                        10,640      10,905
--------------------------------------------------------------------------------
Total liabilities and stockholder's
 equity                                    $11,408     $12,351
--------------------------------------------------------------------------------

Results of Operations
Fiscal Years ended September 30,            2000          1999          1998
-------------------------------------------------------------------------------
Net revenues                              $ 3,414      $ 4,188        $ 4,437
-------------------------------------------------------------------------------
Income before income taxes                $   757      $ 2,514        $ 1,882
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

18.  Presentation of 5% Preferred Stock

At September 30, 2000, the Company had originally classified the 5% Preferred Stock discussed in Note 11, "Stockholders' Equity," as permanent equity. Shareholder approval may be required in the future to authorize issuance and listing of shares of common stock needed to convert outstanding 5% Preferred Stock into common stock on July 31, 2002. Since such shareholder approval is a contingency outside of the Company's control, the 5% Preferred Stock is now presented outside of permanent equity.

The restatement of the fiscal 2000 financial statements for the matter described above had no affect on the Company's net loss, total assets or total liabilities.

                                       31